 Exhibit 99.1
CENTERRA GOLD INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 25, 2022
and
MANAGEMENT INFORMATION CIRCULAR
with respect to a proposed
PLAN OF ARRANGEMENT
involving
CENTERRA GOLD INC.
June 21, 2022
This Notice, Management Information Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors. If you have any questions or require more information with regard to voting your securities, please contact Morrow Sodali (Canada) Ltd., Centerra’s proxy solicitation agent, by telephone at 1.289.695.3075 or toll-free at 1.888.999.2944 or by email at assistance@morrowsodali.com.

LETTER TO CENTERRA SHAREHOLDERS
Dear fellow shareholders,
On behalf of the Board of Directors (the “Board”) and management of Centerra Gold Inc. (“Centerra” or the “Corporation”), we invite you to join us at our special meeting (the “Meeting”) of the holders (“Centerra Shareholders”) of common shares (“Centerra Shares”) in the capital of Centerra. In keeping with our commitment to the health and safety of Centerra Shareholders, our personnel, and the broader community, given the ongoing COVID-19 pandemic, we will be holding the Meeting in a virtual-only format. The Meeting will be conducted via a live audio webcast online at https://web.lumiagm.com/422352408 on July 25, 2022 at 11:00 a.m. (Toronto time). By accessing the live audio webcast online, Centerra Shareholders will have an equal opportunity to attend, ask questions, and vote at the Meeting.
Following a thorough and rigorous review process and after careful consideration, Centerra entered into a global arrangement agreement dated April 4, 2022 (the “Arrangement Agreement”) with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic (the “Kyrgyz Republic” or the “KR”), represented by the Cabinet of Ministers of the Kyrgyz Republic (the “KR Government”), acting on behalf of the Kyrgyz Republic, to effect a clean, certain and timely separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor mine and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra Shares, the termination of Kyrgyzaltyn’s involvement in the Corporation, and the resolution of disputes (together with the other transactions contemplated by the Arrangement Agreement, the “Arrangement”). At the Meeting, Centerra Shareholders will be asked to consider and, if deemed advisable, to pass a resolution (the “Arrangement Resolution”) to approve a proposed court-approved plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act, pursuant to which certain aspects of the Arrangement and certain other ancillary matters would become effective. The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by Centerra Shareholders at the Meeting.
The Arrangement
The Arrangement comprises the following principal elements:
•
Kyrgyzaltyn transferring to Centerra all of its Centerra Shares (the “KZN Centerra Shares”) for cancellation, representing an approximate 26.0% equity interest in the Corporation, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra Share on the TSX on April 1, 2022). In satisfaction of the purchase price for the KZN Centerra Shares, Kyrgyzaltyn will receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries, Kumtor Gold Company CJSC (“KGC”) and Kumtor Operating Company CJSC (“KOC”) and, indirectly, the Kumtor mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations), plus a cash payment of approximately C$46 million, a portion of which will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn (the “Share Exchange”);

•
full and final releases of all past, present and future claims of the parties;

•
termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:

◦
any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for

i

the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the “Kyrgyz Proceedings”) are to be withdrawn and terminated to Centerra’s sole satisfaction;
◦
binding international arbitration proceedings that were previously commenced by the Corporation, KGC and KOC against the Kyrgyz Republic and Kyrgyzaltyn have been suspended and are to be terminated within two business days of the closing of the Arrangement;

◦
no further steps are to be taken by the Kyrgyz Republic or Centerra in relation to the proceedings commenced by the Corporation in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former member of Centerra’s Board of Directors, from the date of the Arrangement Agreement. From the closing of the Arrangement, Centerra will consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Bolturuk on February 15, 2022; and

◦
subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, KGC and KOC will work together with the Kyrgyz Republic to voluntarily dismiss the Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York, effective as of the closing of the Arrangement;

•
Centerra repaying the inter-company balance between Centerra and KGC by paying US$50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement;

•
the resignation from the Board of Kyrgyzaltyn’s two nominees (the “Kyrgyzaltyn Nominees”) and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn;

•
the termination of all agreements entered into by Centerra in respect of the Kumtor mine vis-à-vis Centerra’s rights and obligations; and

•
the transfer of the Kumtor reclamation trust funds, which were being held in trust to fund ongoing reclamation activities at the Kumtor mine, to a Kyrgyz-based reclamation account held by KGC.

The Plan of Arrangement
Certain aspects of the Arrangement will be implemented by way of the Plan of Arrangement, including the Share Exchange, the resignation of the Kyrgyzaltyn Nominees from the Board, the repayment by Centerra of cash amounts to KGC and the extinguishment of the inter-company balance owing by Centerra to KGC. In addition, the Plan of Arrangement will implement certain related ancillary matters which include: (i) the termination of Centerra’s Insurance Risk Rights Plan dated as of June 21, 2004; (ii) the elimination of the Class A non-voting shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra would be authorized to issue Centerra Shares and preference shares, each having unamended rights, privileges, restrictions and conditions; and (iii) releases and waivers in favour of Centerra and each of its then-affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current).
The Plan of Arrangement will not trigger any right of dissent for Centerra Shareholders under the Canada Business Corporations Act or otherwise.
Full details of the Arrangement Agreement, the Arrangement and the Plan of Arrangement, and the transactions contemplated thereby, are as described more fully in the accompanying management information circular (the “Management Information Circular”).
Recommendation of the Special Committee and the Board Regarding the Arrangement Resolution
A special committee of independent directors of Centerra (the “Special Committee”), having taken into account such matters as it considered relevant and after receiving external legal and financial advice, has unanimously determined that the Arrangement is in the best interests of Centerra and has recommended that the Board approve the Arrangement and recommends that Centerra Shareholders vote FOR the Arrangement Resolution at the Meeting.
In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, the factors and reasons listed below. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Corporation and after taking into account the advice of its and the Corporation’s legal, financial, tax and other advisors (including, without limitation, the valuation and opinion of Eight Capital (the “Eight Capital Valuation and Opinion”) and the opinion of Cormark Securities Inc. (the “Cormark Opinion”) that, as of April 3, 2022, and based upon and subject to the various assumptions, limitations and qualifications set forth in their respective opinions, the Arrangement is fair, from a financial point of view, to the Corporation) and the advice and input of management of the Corporation.
After taking into account, among other things, advice from Centerra’s management and the recommendation of the Special Committee, the Board has determined, with Dushen Kasenov (a Kyrgyzaltyn Nominee) abstaining, that the Arrangement is in the best interests of Centerra and recommends that Centerra Shareholders vote FOR the Arrangement Resolution at the Meeting.
Reasons for the Arrangement
As previously disclosed, Centerra’s management team and the Special Committee have been diligently exploring strategic alternatives since the KR Government imposed external management over the Kumtor mine in May 2021. This process has ultimately resulted in Centerra entering into the Arrangement Agreement. Full details of the background and events in the Kyrgyz Republic and Centerra’s responses thereto that have resulted in the Arrangement Agreement are discussed in the Management Information Circular.
Centerra believes that the Arrangement represents the best negotiated terms available to Centerra in the circumstances to effect a clean, certain and timely separation of the parties, including through the disposition of Centerra’s 100% equity interest in KGC and KOC, and indirectly, ownership of the Kumtor mine and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of the KZN Centerra Shares, the termination of Kyrgyzaltyn’s involvement in the Corporation, and the resolution of disputes.
In particular, Centerra expects that the completion of the Arrangement in accordance with the Arrangement Agreement would have the following benefits, among others:
•
Centerra would receive value for its interest in the Kumtor mine through the purchase for cancellation of the KZN Centerra Shares;

•
the relationship between Centerra, on one hand, and the KR Government and Kyrgyzaltyn, on the other hand, would be severed in all respects;

•
the Arrangement is expected to resolve current marketplace uncertainty by eliminating the perceived “overhang” and negative ramifications associated with Centerra’s operations and assets in the Kyrgyz Republic and Kyrgyzaltyn’s ownership of Centerra Shares and involvement with Centerra, as well as to enhance Centerra’s trading volume and public float;

•
Centerra is expected to be better positioned to pursue actionable growth opportunities and value-enhancing transactions for the benefit of its stakeholders, which is expected to enhance liquidity for Centerra Shareholders generally and unlock further strategic opportunities;

•
subject to the satisfaction or waiver of all conditions to the Arrangement, completion of the Arrangement is expected to occur within the third quarter of 2022, whereas the other legal and strategic alternatives available to the Corporation are expected to involve longer time horizons;

•
the execution risk of the Arrangement is considered to be lower than many other legal and strategic alternatives that have been considered by Centerra;

•
the Arrangement Agreement contemplates a resolution of disputes, claims and proceedings involving Centerra, the KR Government and its instrumentalities and Kyrgyzaltyn, and Centerra would be released from all past, present and future claims that may be brought by the KR Government, any of its instrumentalities and Kyrgyzaltyn (among others) in connection with the Kumtor mine, which would be challenging to achieve outside of a negotiated transaction Centerra understands that many of the outstanding proceedings have been terminated in full as of the date hereof, but certain proceedings and termination steps remain to be completed;

•
the releases of claims provided for in the Arrangement Agreement are expected, relative to the other legal and strategic options available to the Corporation in the circumstances, to better protect the safety and security of Centerra’s personnel against the risk of threats and actions undertaken by the KR Government and its instrumentalities;
•
based on the Eight Capital Valuation and Opinion and the Cormark Opinion, the Arrangement is fair, from a financial point of view, to the Corporation, and the Arrangement is subject to a determination of the Ontario court that the Plan of Arrangement is fair and reasonable, both procedurally and substantively;

•
the Arrangement is expected to provide Centerra with a renewed focus on its core operations, including the Mount Milligan and Öksüt mines and relieve management and the Board from the considerable time commitments associated with Centerra’s exposure to the Kyrgyz Republic; and

•
the Arrangement is expected to provide for Board renewal and the reduction of conflicts and/or perceived conflicts on the Board through the resignation of the Kyrgyzaltyn Nominees and the termination of Kyrgyzaltyn’s contractual rights to nominate Centerra directors.

Centerra Shareholder Approval Requirements and Other Conditions
In order for Centerra to proceed with the Arrangement and the Plan of Arrangement, the Arrangement Resolution (the full text of which is set forth in Appendix A to the Management Information Circular) must be approved by (i) at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding the votes of any Centerra Shareholders, such as Kyrgyzaltyn, required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (i.e. minority approval), in each case present virtually or represented by proxy at the Meeting. Pursuant to the Arrangement Agreement, Kyrgyzaltyn has irrevocably agreed to vote all of the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting and has granted Centerra an irrevocable power-of-attorney to vote the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.
In addition to the Centerra Shareholder approval and Ontario court approval required for the Plan of Arrangement and the principal elements of the Arrangement described above, the Arrangement is subject to a number of customary conditions precedent.
If the Plan of Arrangement is approved by Centerra Shareholders at the Meeting and all other conditions to the Arrangement are satisfied or waived, Centerra expects the Arrangement, including the Plan of Arrangement, to be completed in the third quarter of 2022.
Further Information
Your vote is extremely important to the future of Centerra. Whether or not you plan to attend the Meeting virtually, we encourage you to vote promptly by completing the enclosed form of proxy and submitting it to Centerra’s transfer agent and registrar, TSX Trust Company, as soon as possible but no later than 11:00 a.m. (Toronto time) on July 21, 2022, or if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time when the adjourned or postponed Meeting is reconvened or convened, as applicable.
The accompanying Management Information Circular provides a detailed description of the Arrangement and the Plan of Arrangement. Please give this material your careful consideration. If you require assistance, please consult your professional advisors. If you have any questions or require more information with regard to voting your securities, please contact Morrow Sodali (Canada) Ltd., Centerra’s proxy solicitation agent, by telephone at 1.289.695.3075 or toll-free at 1.888.999.2944 or by email at assistance@morrowsodali.com.
Thank you for your continued support and we look forward to welcoming you at the Meeting.
(signed) “Michael Parrett” Michael S. Parrett Chair of the Board of Directors	(signed) “Scott Perry” Scott Perry President and Chief Executive Officer
June 21, 2022

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Dear Shareholder:
NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated April 28, 2022, a special meeting (the “Meeting”) of the holders (the “Centerra Shareholders”) of common shares (“Centerra Shares”) in the capital of Centerra Gold Inc. (“Centerra” or the “Corporation”) will be held via a live audio webcast online at https://web.lumiagm.com/422352408 on July 25, 2022 at 11:00 a.m. (Toronto time) in order for Centerra Shareholders:
(a)
to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular (the “Management Information Circular”), approving the plan of arrangement (the “Plan ofArrangement”) under section 192 of the Canada Business Corporations Act, substantially in the form included in Appendix B to the Management Information Circular. The Plan of Arrangement will result in, among other things, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) selling to Centerra all of its Centerra Shares for cancellation, representing an approximate 26.0% equity interest in the Corporation, in exchange for the Corporation’s 100% equity interest in its two Kyrgyz subsidiaries, Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and, indirectly, the Kumtor mine plus a cash payment (a portion of which will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn) pursuant to that certain global arrangement agreement dated April 4, 2022 entered into by, among others, Centerra, Kyrgyzaltyn and the Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic, acting on behalf of the Kyrgyz Republic; and

(b)
to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

In light of the continuing COVID-19 pandemic, Centerra will hold the Meeting in a virtual-only format. On the Meeting website, hhttps://web.lumiagm.com/422352408, Centerra Shareholders will have an equal opportunity to attend, ask questions and vote their Centerra Shares at the Meeting, regardless of geographic location. Centerra Shareholders will not be able to physically attend the Meeting.
The record date to determine which Centerra Shareholders are entitled to receive notice of and to vote online at the Meeting, or any postponement or adjournment thereof, is June 27, 2022 (the “Record Date”).
The accompanying Management Information Circular makes reference to “registered” and “non-registered” Centerra Shareholders. In reviewing the Management Information Circular and other proxy-related materials, a Centerra Shareholder should first determine whether it is a “registered shareholder” or “non-registered shareholder”. A Centerra Shareholder is a “non-registered shareholder” if it holds its Centerra Shares indirectly and such Centerra Shares are registered in the name of an intermediary (such as a broker, investment dealer, bank, trust company, trustee, administrator or other nominee (an “Intermediary”), or in the name of a depository of which the Intermediary is a participant). A Centerra Shareholder is a “registered shareholder” if its name appears directly on Centerra share certificates.
Centerra Shareholders whose names have been entered in the register of Centerra Shareholders at the close of business on the Record Date and duly appointed proxyholders will be entitled to receive notice of and to vote online at the Meeting. Non-registered Centerra Shareholders (being Centerra Shareholders who beneficially own Centerra Shares that are registered in the name of an Intermediary or in the name of a depository of which the Intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.
A Centerra Shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form (including a non-registered Centerra Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote online at the Meeting) must carefully follow the instructions in the accompanying Management Information Circular and on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form, as applicable. Failure to so register will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a Control Number, such proxyholder will only be able to attend the virtual Meeting as a guest. Non-registered Centerra Shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote online at the Meeting or appoint a third party as their proxyholder.
Your vote is extremely important to the future of Centerra. Whether or not you plan to attend the Meeting virtually, we encourage you to vote promptly by completing the enclosed form of proxy and submitting it to TSX Trust as soon as possible but no later than 11:00 a.m. (Toronto time) on July 21, 2022, or if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time when the adjourned or postponed Meeting is reconvened or convened, as applicable. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.
BY ORDER OF THE BOARD OF DIRECTORS OF CENTERRA
(signed) “Yousef Rehman”
Yousef Rehman
Vice President, General Counsel & Corporate Secretary
Toronto, Ontario, Canada
June 21, 2022

MANAGEMENT INFORMATION CIRCULAR

Ownership of Centerra Securities by Directors and Executive Officers of Centerra	103
Securities Law Matters	104
INFORMATION CONCERNING CENTERRA	105
General	105
Documents Incorporated by Reference	106
Consolidated Capitalization	106
Description of Share Capital	106
Price Range and Trading Volume	107
Prior Sales	108
Dividend Policy	108
Other Implications of the Arrangement	108
RISK FACTORS	109
Risks Related to the Arrangement	109
Risks Related to Centerra Following the Arrangement	113
MATERIAL INCOME TAX CONSEQUENCES	113
No Material Adverse Canadian Federal Income Tax Consequences	113
Certain U.S. Federal Income Tax Consequences	113
ADDITIONAL MATTERS TO BE ACTED UPON AT THE MEETING	115
VOTING INFORMATION AND GENERAL PROXY MATTERS	115
Solicitation of Proxies	115
Voting Information	116
Voting by Proxy	116
Attending and Voting at the Virtual Meeting	117
Voting Shares	120
Principal Holders of Voting Securities	120
Procedure and Votes Required	120
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES	121
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	121
INFORMATION PERTAINING TO THE KYRGYZ REPUBLIC, KYRGYZALTYN, KGC AND KOC	121
EXPERTS
AUDITORS	122
ADDITIONAL INFORMATION	122
DIRECTORS’ APPROVAL	122
CONSENTS	123
Consent of Cormark Securities Inc.	123
Consent of Eight Capital	124
APPENDICES
Appendix A Arrangement Resolution Appendix B Plan of Arrangement Appendix C Cormark Opinion Appendix D Eight Capital Valuation and Opinion Appendix E Interim Order Appendix F Notice of Application

NOTICE TO READERS
This Management Information Circular is furnished in connection with the solicitation of proxies from holders (“Centerra Shareholders”) of common shares (“CenterraShares”) in the capital of Centerra Gold Inc. (“Centerra” or the “Corporation”). These proxies will be used at the special meeting of Centerra Shareholders to be held on July 25, 2022 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the Notice of Meeting accompanying this Management Information Circular. In keeping with our commitment to the health and safety of Centerra Shareholders, our personnel and the broader community, given the ongoing COVID-19 pandemic, the Meeting will be held in a virtual-only format, which will be conducted via live audio webcast at https://web.lumiagm.com/422352408. Centerra Shareholders will not be able to physically attend the Meeting.
The information contained in this Management Information Circular is given as at June 17, 2022.
The Arrangement
All summaries of, and references to, the Arrangement and the Arrangement Agreement are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is available under the Corporation’s profile on SEDAR and EDGAR. All summaries of, and references to, the Plan of Arrangement are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix B to this Management Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement prior to voting. Further details of the Arrangement and the Plan of Arrangement are contained in the section in this Management Information Circular titled “The Arrangement”.
Voting and Proxies
Further information as to voting and proxies is contained in the section of this Management Information Circular titled “Voting Information and General Proxy Matters”.
Currency
All references in this Management Information Circular to “$” or “dollars” are to United States dollars and all references in this Management Information Circular to “C$” are to Canadian dollars. References to “C$” are to Canadian dollars. On June 17, 2022, the daily average exchange rate published by the Bank of Canada for $1.00 was C$1.3035.
INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR
Certain information in this Management Information Circular has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or EDGAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under Centerra’s profile at www.sedar.com or www.sec.gov, as applicable. Centerra Shareholders are urged to carefully read the full text of those documents, which may also be obtained upon request and without charge from the Corporation by contacting the Corporation at 1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1, Attention: Vice President, Investor Relations, or (416) 204-1953. See “Information Concerning Centerra – Documents Incorporated by Reference” in this Management Information Circular.
INFORMATION FOR UNITED STATES SHAREHOLDERS
The solicitation of proxies for the Meeting made pursuant to this Management Information Circular is not subject to the requirements applicable to proxy statements under the 1934 Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the 1934 Act). Accordingly, the solicitations and transactions contemplated in this Management Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Management Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Centerra Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.
The financial statements and historical financial information included or incorporated by reference into this Management Information Circular have been prepared in accordance with IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with United States generally acceptable accounting principles and subject to standards of the Public Company Accounting Oversight Board. Likewise, information concerning the operations of Centerra and its subsidiaries contained herein has been prepared in accordance with IFRS disclosure standards, which are not comparable in all respects to United States disclosure standards.
The enforcement by investors of civil liabilities under the United States securities laws may be adversely affected by the fact that Centerra and some of its subsidiaries are organized under the laws of jurisdictions outside the United States, that most of their officers and directors are residents of countries other than the United States, that the experts named in this Management Information Circular are residents of countries other than the United States, that a significant portion of the assets of Centerra and its subsidiaries and substantially all of the assets of certain such Persons are located outside the United States. As a result, it may be difficult or impossible for Centerra Shareholders in the United States to effect service of process within the United States upon Centerra, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Centerra Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.
NEITHER THE ARRANGEMENT, THE PLAN OF ARRANGEMENT NOR THIS MANAGEMENT INFORMATION CIRCULAR HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THE ARRANGEMENT OR THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
FORWARD-LOOKING INFORMATION
This Management Information Circular includes and incorporates statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “would”, “plans” or “continue”, or similar expressions suggesting future outcomes or events. Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to: the Arrangement and the Plan of Arrangement, the expected timing and implementation thereof and the satisfaction of all Conditions Precedent required to implement the Arrangement; the expected benefits of the Arrangement and the Plan of Arrangement to Centerra Shareholders and its other stakeholders; the anticipated effects of the Arrangement and the Plan of Arrangement, including on the Board and share capital of Centerra; the estimated costs of the Arrangement and the Plan of Arrangement; the completion of the steps required to consummate the Arrangement and the Plan of Arrangement, including the Court and Centerra Shareholders approving the Plan of Arrangement; the anticipated value and liquidity of the Centerra Shares after giving effect to the Arrangement; the ability of Centerra to pursue growth opportunities or realize value for Centerra Shareholders through potential transactional opportunities following the Arrangement; Kyrgyzaltyn ceasing to be a Centerra Shareholder as a result of the Arrangement; Centerra’s future objectives and strategies to achieve its objectives; the effectiveness of the releases and covenants provided under the Arrangement Agreement and the expectation that Centerra, the Kyrgyz Republic and Kyrgyzaltyn will not be involved in any disputes following completion of the Arrangement; the expected timing to suspend and terminate the Proceedings, including the withdrawal and termination of all of the Kyrgyz Proceedings; the timing of the Meeting and matters related thereto; the future prospects of Centerra, including M&A activity; Centerra’s estimated cash flow, capitalization and the adequacy thereof following the Arrangement; the estimated withholding tax payable by Centerra on behalf of Kyrgyzaltyn in Canada as a result of the Arrangement and the Plan of Arrangement, as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.
Forward-looking statements reflect management’s current beliefs, expectations and assumptions and are based on information currently available to management, management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Management Information Circular, we have made certain assumptions with respect to, among other things: the Kyrgyz Proceedings will be terminated and all other conditions precedent to the Arrangement will be satisfied, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC complying with their obligations under the Arrangement Agreement and other documentation to be entered into pursuant thereto, including adhering to the release of Claims, covenants not to initiate any Claims, and the obligation to intervene and indemnify Centerra and other indemnified parties; the anticipated approval of the Plan of Arrangement by the requisite Centerra Shareholders and the Court; the anticipated impact of the Arrangement and the Plan of Arrangement on the share price and trading in Centerra Shares; that Centerra will meet its future objectives and priorities; that Centerra will have access to adequate capital to fund its future projects and plans; that Centerra’s future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: failing to complete or obtain any steps or approvals required for the Arrangement on a timely basis or at all; the Court not granting the Final Order on a timely basis or at all or proposing a variation in the terms of the Plan of Arrangement which would not be acceptable to Centerra, the Kyrgyz Republic or Kyrgyzaltyn; the Arrangement Resolution not being approved by Centerra Shareholders at the Meeting; the risk that the KR Government, Kyrgyzaltyn, KGC and KOC fail to comply with the terms of the Arrangement Agreement and other documentation to be entered into pursuant thereto, including the covenants to not sue Centerra and others, covenants to intervene in proceedings against Centerra and others and their indemnification obligations pursuant to the Arrangement Agreement; the risk that any of the Conditions Precedent will not be satisfied in a timely manner or at all, including the termination and withdrawal of the Kyrgyz Proceedings; the potential for the Arrangement to be completed despite the non-completion or failure to satisfy all Conditions Precedent and the Arrangement not being completed on the terms described herein or at all; the impact of any actions taken by the KR Government or any Governmental Entity prior to the completion of the Arrangement; the potential for litigation to arise in respect of the Arrangement; the expected value of the Claims that Centerra would forfeit pursuant to the Arrangement, including any past, present or future Claims in connection with the Kumtor Project; the impact of Centerra’s continuing indemnification obligations following the Arrangement; the continued imposition by the KR Government and the Temporary Manager of “external management” over KGC or the prolongation of such “external management”; the KR Government, Kyrgyzaltyn and others engaging in further expropriatory actions in respect of the Kumtor Project and/or the KGC and KOC, or in conduct aimed at harming or undermining Centerra, its personnel and/or stakeholders; the KR Government taking further steps to nationalize or expropriate the Kumtor Project, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets, prior to the completion of the Arrangement; the failure of the KR Government, its instrumentalities or others to comply with the automatic worldwide stay of all claims against KGC and KOC pursuant to the Chapter 11 Proceedings; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or the more aggressive enforcement of, laws and government practices, including unjustified civil or criminal action against the Corporation, its affiliates or its current or former employees; the uncertainty of potential outcomes in the Kyrgyz Proceedings, the Arbitration Proceedings, the Chapter 11 Proceedings and the Canadian Proceedings; the inability of the Corporation and its subsidiaries to enforce their legal rights in certain circumstances or to collect on or enforce an award granted in the Arbitration Proceedings against the KR Government or Kyrgyzaltyn, if any; the presence of a significant shareholder that is wholly-owned by the Kyrgyz Republic and possible conflicts of interest related thereto, including the right of such shareholder to nominate directors of the Corporation; the potential benefits of the Arrangement not being realized; the potential for Centerra Shareholders to view the terms of the Arrangement to be inadequate; the forfeiture by Centerra of certain rights under existing agreements; the risk that that the KR Government or any Governmental Entity will bring future claims against Centerra despite the completion of the Arrangement; general business and economic uncertainties and adverse market conditions; Centerra’s ability to make capital investments and the amounts of capital investments in its other lines of business; the costs related to the Arrangement and the Plan of Arrangement that must be paid even if the Arrangement is not completed; global financial markets, general economic conditions, competitive business environments, and other factors may negatively impact Centerra’s financial condition; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement.
For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in or incorporated into this Management Information Circular, see the risk factors discussed under “Risk Factors” in this Management Information Circular as well as the risk factors included in the Centerra AIF, in the Corporation’s management’s discussion and analysis for the year ended December 31, 2021 and as described from time to time in the reports and disclosure documents filed by the Corporation with Canadian securities regulatory agencies and commissions and incorporated by reference or deemed to be incorporated by reference into this Management Information Circular. This list is not exhaustive of the factors that may impact the Corporation’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Centerra’s forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.
All forward-looking statements included in and incorporated into this Management Information Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Management Information Circular and, except as required by applicable law, Centerra undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.
Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Centerra that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
Technical disclosure regarding Centerra’s properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”).
Canadian standards, including NI 43-101, differ significantly from the historical requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies will be required to provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later.
Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, Centerra’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Management Information Circular, including the summary hereof.
“1933 Act” means the United States Securities Act of 1933, as amended, and all rules and regulations thereunder.
“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.
“2012 State Commission” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – History of the Kumtor Project” in this Management Information Circular.
“2017 Strategic Agreement” means the Strategic Agreement on Environmental Protection and Investment Promotion, dated September 11, 2017 among Centerra, the Kyrgyz Republic and Kyrgyzaltyn.
“2021 State Commission” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Arbitration Proceedings” means the arbitration proceedings commenced by Centerra, KGC and KOC against the Kyrgyz Republic and Kyrgyzaltyn on or after May 14, 2021 in connection with certain Project Agreements (PCA Case Nos. AA813, AA817, AA818, AA819, AA820 – Centerra Gold Inc. et al. v. The Kyrgyz Republic et al.).
“Arbitration Termination Letter” means the joint request in the form attached to the Arrangement Agreement addressed to the sole arbitrator appointed in the Arbitration Proceedings, requesting that the Arbitration Proceedings be terminated and that the Arrangement Agreement, and the terms and conditions therein, be recorded in the form of an arbitral award.
“Arnold & Porter” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Arrangement” means the transactions contemplated by the Arrangement Agreement.
“Arrangement Agreement” means the global arrangement agreement dated April 4, 2022, by and among Centerra, Kyrgyzaltyn, the Kyrgyz Republic, represented by the KR Government and, from and after the Closing Date, KGC and KOC, a copy of which is available under the Corporation’s profile on SEDAR and EDGAR.
“Arrangement Resolution” means the special resolution of the Centerra Shareholders approving the Plan of Arrangement to be considered at the Meeting, the full text of which is attached as Appendix A to this Management Information Circular.
“Articles of Arrangement” means the articles of arrangement of Centerra in respect of the Plan of Arrangement required by the CBCA to be sent to the CBCA Director after the Canadian Court Approval is obtained and all other Conditions Precedent have been satisfied or waived in full, to give effect to the Plan of Arrangement.
“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.
“Board” or “Board of Directors” means the Board of Directors of Centerra.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks in New York City, New York, Toronto, Canada or Bishkek, Kyrgyz Republic, are closed.
“Cameco” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Canada-U.S. Convention” has the meaning given to it under the heading “Material Income Tax Consequences – Certain U.S. Federal Income Tax Consequences” in this Management Information Circular.

“Canadian Court Approval” means the issuance by the Court of the Interim Order and the Final Order in a form and on a basis that permits consummation of the Plan of Arrangement in accordance with the Arrangement Agreement, and which, at the applicable time, have not been set aside or modified in a manner that prevents the consummation of the Plan of Arrangement in accordance with the Arrangement Agreement.
“Canadian Proceedings” means the application in the Court brought by Centerra against Tengiz Bolturuk (Court File No. CV-21-00662660-00CL).
“Canadian Proceedings Undertaking” means the undertaking of Centerra and Tengiz Bolturuk in the form attached to the Arrangement Agreement to take no further action with respect to the Canadian Proceedings except as provided by the Arrangement Agreement.
“CAPM” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Cash Consideration” means the aggregate of (a) C$13,971,018.76, and (b) the Deemed Dividend Withholding Tax Amount.
“CBCA” means the Canada Business Corporations Act, as amended.
“CBCA Director” means the Director appointed pursuant to section 260 of the CBCA.
“Centerra” or “Corporation” means Centerra Gold Inc., a CBCA corporation.
“Centerra AIF” has the meaning given to it under the heading “Information Concerning Centerra – Documents Incorporated by Reference” in this Management Information Circular.
“Centerra Annual Financial Statements” means the audited consolidated financial statements of Centerra as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditors’ report thereon.
“Centerra Comparable Companies” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Centerra DSUs” has the meaning given to it under the heading “The Arrangement – Ownership of Centerra Securities by Directors and Executive Officers of Centerra” in this Management Information Circular.
“Centerra High Modelled Cash Flow” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion”.
“Centerra High Modelled EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Centerra Kumtor Personnel” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Releases, Covenants Not to Sue and Related Undertakings and Indemnities – Releases and Covenants Not to Sue in Favour of Centerra and Others” in this Management Information Circular.
“Centerra Low Modelled Cash Flow” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Centerra Low Modelled EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Centerra Options” has the meaning given to it under the heading “The Arrangement – Ownership of Centerra Securities by Directors and Executive Officers of Centerra” in this Management Information Circular.
“Centerra PSUs” has the meaning given to it under the heading “The Arrangement – Ownership of Centerra Securities by Directors and Executive Officers of Centerra” in this Management Information Circular.

“Centerra Released Parties” means Centerra and each of its then-affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current).
“Centerra RSUs” has the meaning given to it under the heading “The Arrangement – Ownership of Centerra Securities by Directors and Executive Officers of Centerra” in this Management Information Circular.
“Centerra Shareholder Approval” means the approval and adoption of the Arrangement Resolution by a majority of the votes cast by Centerra Shareholders (excluding for this purpose votes attached to Centerra Shares held by Kyrgyzaltyn and any other persons required to be excluded under applicable Canadian law) and by two-thirds of all Centerra Shareholders, in each case represented in person or by proxy at the Meeting in accordance with the Interim Order.
“Centerra Shareholders” means the holders of Centerra Shares at the applicable time, and includes both Registered Centerra Shareholders and Non-Registered Centerra Shareholders, as applicable.
“Centerra Shares” means the common shares in the capital of Centerra.
“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the CBCA Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Chapter 11 Proceedings” means the chapter 11 cases commenced by KGC and KOC pursuant to chapter 11 of title 11 of the United States Bankruptcy Code currently pending before the Bankruptcy Court, captioned as In re Kumtor Gold Co. CJSC and Kumtor Operating Co., CJSC, 21-11051 (LGB).
“CIM Definition Standards” has the meaning given to it under the heading “Differences in United States and Canadian Reporting Practices” in this Management Information Circular.
“Claims” means any claim, potential claim, counterclaim, potential counterclaim, defense, obligation, damage, liability, demand, right of set-off, indemnity, action, cause of action, or petition, inquiry, investigation or proceeding of any kind or nature whatsoever whether in law or equity, criminal, civil, administrative, legislative or regulatory in nature, direct or indirect, joint or several, foreseen or unforeseen, known or unknown, contingent or actual, present or future, in whatever jurisdiction in respect of any matter.
“Class A Shares” means the Class A non-voting shares in the capital of Centerra.
“Closing Date” means the effective date of the Plan of Arrangement, being the date shown on the Certificate of Arrangement.
“Closing Notice” means the written acknowledgement of the Closing Date in the form attached to the Arrangement Agreement.
“Code” has the meaning given to it under the heading “Material Income Tax Consequences – Certain U.S. Federal Income Tax Consequences” in this Management Information Circular.
“Conditions Precedent” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Conditions Precedent” in this Management Information Circular.
“control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (a) in the case of a Person other than a partnership or a limited partnership, securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert; and the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person, (b) in the case of a Person that is a partnership other than a limited partnership, more than 50% of the voting, equity or other interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert, (c) in the case of a Person that is a limited partnership, the other Person is the general partner of the limited partnership or (d) in the case of any Person, the other Person or Persons acting jointly or in concert possesses or possess, as applicable, directly or indirectly, the power to direct or cause the direction of management or policies of such

Person, whether through the ownership of securities, by contract or otherwise. References to “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
“Cormark” means Cormark Securities Inc., financial advisor to Centerra in connection with the Arrangement.
“Cormark Opinion” means the opinion of Cormark dated as of April 3, 2022, addressed to the Special Committee to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications, and limitations set forth therein, the Arrangement is fair, from a financial point of view, to the Corporation, a copy of which is attached as Appendix C.
“Court” means the Ontario Superior Court of Justice (Commercial List) or other court in the Province of Ontario, Canada, as applicable.
“CRA” means the Canada Revenue Agency.
“Cutfield” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Davies” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“DCF” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Debtors” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Covenants as to the Termination or Resolution of the Proceedings – Termination of the Chapter 11 Proceedings” in this Management Information Circular.
“Deemed Dividend Withholding Tax Amount” means the amount equal to the Canadian withholding tax relating to the purchase for cancellation of the KZN Centerra Shares in accordance with the Arrangement Agreement (as reasonably calculated by Centerra), which amount is currently estimated to be approximately C$32 million.
“DIP Loan” means the senior secured super-priority debtor-in-possession credit agreement, dated November 1, 2021, among KGC, KOC and Centerra Gold (KB) Inc. and the indebtedness incurred pursuant to such credit agreement.
“EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval System accessible at www.sec.gov.
“Effective Time” means 12:01 a.m. (Toronto time) on the Closing Date.
“Eight Capital” means Eight Capital, the independent valuator retained by the Special Committee, on behalf of Centerra, to provide the Eight Capital Valuation and Opinion.
“Eight Capital Valuation and Opinion” means the formal valuation of Eight Capital dated April 3, 2022, which includes an opinion addressed to the Special Committee to the effect that, that, as of such date, and based upon and subject to the various factors, assumptions, qualifications, and limitations set forth therein, the Arrangement is fair, from a financial point of view, to the Corporation, a copy of which is attached as Appendix D.
“Encumbrances” means any mortgage, pledge, assignment, charge, claim, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.
“EV/Consensus EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.

“EV/EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Execution Date” means the date of the Arrangement Agreement.
“Fair Market Value” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form reasonably acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn acting reasonably) on appeal.
“Financial Projections” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“forward-looking statements” has the meaning given to it under the heading “Forward-Looking Information” in this Management Information Circular.
“GKNB” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – History of the Kumtor Project” in this Management Information Circular.
“Government Official” means (a) any public or elected official or officer, employee (regardless of rank); (b) any person acting on behalf of a Governmental Authority, public international organization (such as the United Nations or World Bank), or political party, party official or any candidate for political office; or (c) any officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government.
“Governmental Authority” means: (a) any multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, agency, state-owned or state-controlled company, or other body or entity, domestic or foreign; (b) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, working group or self-regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, taxing or administrative authority under or for the account of any of the foregoing; (d) any external manager, receiver, trustee, monitor or similar Person or body appointed by any of them; (e) any other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation; or (f) any Governmental Entity.
“Governmental Entity” means, with respect to the Kyrgyz Republic: (a) any federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax authority, court, tribunal, parliament, arbitral body, committee, office, council, commission, commissioner, board, ministry, minister, bureau, division, agency, state-owned or state-controlled company, or other body or entity, in each case of the Kyrgyz Republic; (b) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, working group or self-regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, administrative or taxing authority in the name of and for the benefit of any of the foregoing; (d) any executive body thereof or of any legislative authority, including for the avoidance of doubt the President, the Cabinet of Ministers, the Chairman of the Cabinet of Ministers, the General Prosecutors Office of the Kyrgyz Republic, the State Committee on National Security of the Kyrgyz Republic, the Ministry of Internal Affairs, the Jogorku Kenesh of the Kyrgyz Republic or Kyrgyz Parliament and the KR State Commission; (e) any external manager, receiver, trustee, monitor, advisor, consultant or similar person or body appointed by any of them;

and (f) any predecessor, successor or other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation.
“Greenhill” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“High Metals Price Estimates” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“HOA” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – History of the Kumtor Project” in this Management Information Circular.
“ICC Court” means the International Court of Arbitration of the International Chamber of Commerce.
“ICC Rules” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Dispute Resolution; Remedies” in this Management Information Circular.
“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.
“IIROC” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“In-Situ Resource Analysis” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Insurance Risk Rights Plan” means the insurance risk rights plan agreement dated as of June 21, 2004, entered into between Centerra and CIBC Mellon Trust Company, as rights agent (including its successors), and the insurance risk rights plan having the terms set out therein.
“Intercompany Claim Balance” means the aggregate amounts owing (on account of principal and accrued and unpaid interest) by Centerra to KGC as of the Closing Date under the revolving credit loan agreement and promissory note dated November 25, 2014, between KGC and Centerra and the promissory note dated September 15, 2017 between KGC and Centerra.
“Intercompany Claims” means any intercompany loan, balance, payable, receivable or other Claim between Centerra, on the one hand, and KGC or KOC, on the other hand, including, for the avoidance of doubt, Claims arising under the revolving credit loan agreement and promissory note, dated November 25, 2014, between KGC and Centerra, the promissory note dated September 15, 2017 between KGC and Centerra, and the DIP Loan.
“Intercompany Payment” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement” in this Management Information Circular.
“Interested Party” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Cormark Opinion” in this Management Information Circular.
“Interim Order” means the interim order of the Court dated April 28, 2022 issued under section 192 of the CBCA providing for, among other things, declarations and directions with respect to the Plan of Arrangement and the Meeting, a copy of which is attached as Appendix E.
“Intermediary” means, with respect to a Non-Registered Centerra Shareholder, an intermediary such as a broker, investment dealer, bank, trust company, trustee, administrator or other nominee that holds Centerra Shares on behalf of such Non-Registered Centerra Shareholder.
“IRS” has the meaning given to it under the heading “Material Income Tax Consequences – Certain U.S. Federal Income Tax Consequences” in this Management Information Circular.
“KGC” means Kumtor Gold Company CJSC, a Kyrgyz Republic closed joint stock company and, prior to the completion of the Arrangement, a wholly-owned subsidiary of Centerra.

“KGC Dividend” has the meaning given to it under the heading “The Arrangement – Overview of the Arrangement” in this Management Information Circular.
“KGC Shares” means the shares in KGC owned by Centerra, being 100% of the share capital of KGC.
“KOC” means Kumtor Operating Company CJSC, a Kyrgyz Republic closed joint stock company and, prior to the completion of the Arrangement, a wholly-owned subsidiary of Centerra.
“KOC Shares” means the shares in KOC owned by Centerra, being 100% of the share capital of KOC.
“KR Approvals” means, collectively, (a) the authorizations of the shareholder and the board of directors of Kyrgyzaltyn with respect to (i) the entering into by Kyrgyzaltyn of the Arrangement Agreement, (ii) the performance of its obligations therein, and (iii) the completion of the transactions contemplated therein; (b) the approval of the Jogorku Kenesh of the Kyrgyz Republic of the framework and conditions for the resolution of mutual claims between the parties to the Arrangement Agreement, and order to the Cabinet of Ministers of the Kyrgyz Republic to take corresponding steps to conclude the Arrangement Agreement; (c) the decree of the President of the Kyrgyz Republic approving the framework and conditions for the resolution of mutual claims of the parties to the Arrangement Agreement and instruction to the KR Government to conclude the Arrangement Agreement and the RTD Termination Deed and facilitate the implementation thereof; (d) the resolution of the Cabinet of Ministers of the KR issued by the KR Government approving the Arrangement Agreement and the RTD Termination Deed and authorizing the execution and performance thereof; and (e) the letter issued by the Temporary Manager expressing its support of the Arrangement Agreement, the RTD Termination Deed and the transactions contemplated therein.
“KR Government” means the Cabinet of Ministers of the Kyrgyz Republic, acting on behalf of the Kyrgyz Republic.
“KR Reclamation Fund” means the reclamation fund of KGC which will be used to satisfy any reclamation obligations in respect of the Kumtor Project that remain outstanding as of the date of the RTD Termination Deed.
“KR State Commission” means the state commission formed by the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 17, 2021 No. 4405-VI on Studying the Efficiency of Development of the Kumtor Gold Ore Deposit, for Monitoring the Execution of the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 21, 2013 No. 2805-V “On the Results of the Work of the State Commission for Verification and Study of the Compliance of Kumtor Operating Company CJSC with the norms and requirements for rational use of natural resources, environmental protection, safety of production processes and social protection of the population” and the Resolution of the Government of the Kyrgyz Republic dated July 3, 2012 No. 465.
“Kumtor Additional Costs” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Kumtor Comparable Companies” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Kumtor High Modelled Cash Flow” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Kumtor High Modelled EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Kumtor Low Modelled Cash Flow” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Kumtor Low Modelled EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.

“Kumtor Personnel” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Releases, Covenants Not to Sue and Related Undertakings and Indemnities – Releases and Covenants Not to Sue in Favour of Centerra and Others” in this Management Information Circular.
“Kumtor Project” means the exploration for and development of gold and silver mineral resources and the production and sale of gold and silver from the Kumtor deposit.
“Kyrgyz Proceedings” means any cases, proceedings, investigations, inquiries or other actions by Kyrgyz Republic, Kyrgyzaltyn or any other Governmental Entity or any person acting on behalf of and for the benefit of any such person against the persons and entities released under Clause 1.2 of the Arrangement Agreement.
“Kyrgyz Republic” means the Kyrgyz Republic.
“Kyrgyzaltyn” means Kyrgyzaltyn JSC, a Kyrgyz Republic joint stock company.
“Kyrgyzaltyn Nominees” means any officer, director, employee, advisor, counsel or consultant of Centerra or any of its affiliates, in each case current or former, appointed, recommended or approved by Kyrgyzaltyn prior to the Closing Date.
“KZN Centerra Shares” means the Centerra Shares owned (beneficially and/or of record) by Kyrgyzaltyn, being 77,401,766 Centerra Shares.
“Longstop Date” means July 31, 2022 or such later date as may be extended by written agreement of the parties to the Arrangement Agreement, provided that Centerra, Kyrgyzaltyn and the Kyrgyz Republic shall each have the right to extend the Longstop Date up to ninety days (in thirty-day increments) in aggregate if the Final Order has not been obtained and has not been denied by a non-appealable decision of the Court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5:00 p.m. (Eastern Time) on the Business Day prior to the original Longstop Date (or subsequent Longstop Date, as applicable); provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in the case of the Kyrgyz Republic or Kyrgyzaltyn, either the Kyrgyz Republic’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement. By letter agreement dated June 21, 2022, the Corporation, Kyrgyzaltyn and the KR Government agreed that one of the extension rights in the proviso under the definition of Longstop Date may be exercised notwithstanding that the Final Order has been obtained provided that one or more Conditions Precedent remain yet to be satisfied or waived in accordance with the Arrangement Agreement.
“Low Metals Price Estimates” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Management Information Circular” means this management information circular issued by Centerra in connection with the Meeting, including all appendices referred to herein and the documents incorporated by reference herein.
“Meeting” means the special meeting of Centerra Shareholders to be held on July 25, 2022 at 11:00 a.m. (Toronto time), and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and such other matters as may properly come before the Meeting.
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
“Modelled Future Cash Flows” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Modelled Future EBITDA” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Morrow Sodali” means Morrow Sodali (Canada) Ltd., the proxy solicitation agent engaged by Centerra.
“Motion to Dismiss” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Covenants as to the Termination or Resolution of the Proceedings – Termination of the Chapter 11 Proceedings” in this Management Information Circular.

“Nature Development Fund” means the fund established pursuant to the 2017 Strategic Agreement with the purpose of building capacity in the Kyrgyz Republic to protect the natural environment in the area around the Kumtor Project and throughout the Kyrgyz Republic and to encourage sustainable development of the natural resources of the Kyrgyz Republic.
“NAV” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“NAV per Share” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“New Kumtor Laws” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – History of the Kumtor Project” in this Management Information Circular.
“NI 43-101” has the meaning given to it under the heading “Differences in United States and Canadian Reporting Practices” in this Management Information Circular.
“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids.
“Non-Registered Centerra Shareholder” means a Centerra Shareholder who beneficially owns Centerra Shares that are registered in the name of an Intermediary or in the name of a depository of which the Intermediary is a participant.
“Notice of Application” means the notice of application with respect to the application for the Final Order, attached as Appendix F.
“Notice of Meeting” means the notice of special meeting which accompanies this Management Information Circular.
“NYSE” means the New York Stock Exchange.
“PCA” means the Permanent Court of Arbitration located in the Hague, the Netherlands.
“Person” means an individual, partnership, association, body corporate, joint venture, trust, business organization, trustee, executor, administrative legal representative, Governmental Authority, or any other entity, whether or not having legal status.
“PFIC” has the meaning given to it under the heading “Material Income Tax Consequences – U.S. Federal Income Tax Consequences of the Arrangement” in this Management Information Circular.
“Plan of Arrangement” means the plan of arrangement attached as Appendix B to this Management Information Circular, as the same may be amended or supplemented from time to time in accordance with the Arrangement Agreement, the terms thereof or at the direction of the Court (with the consent of Centerra and, solely to the extent the amendment is adverse in any material respect to the interests of the Kyrgyz Republic or Kyrgyzaltyn pursuant to the Arrangement Agreement, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably).
“Precedent Seizures” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Precedent Transactions” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Proceedings” means the Arbitration Proceedings, the Canadian Proceedings, the Chapter 11 Proceedings and the Kyrgyz Proceedings.
“Project Agreements” means the Restated Investment Agreement, dated June 6, 2009; the Restated Concession Agreement, dated June 6, 2009; the Restated Shareholders’ Agreement, the Release Agreement, dated June 6, 2009; the Settlement Agreement, dated June 6, 2009; the Cyanide Accident Settlement Agreement; the RTD (until terminated by the RTD Termination Deed); the Restated Pledge Agreement, dated June 6, 2009; the Agreement on New Terms for the Kumtor Project; dated April 24, 2009; the Restated Gold Silver Sale Agreement, dated June 6, 2009; the Second Amended and Restated Agreement on payment of a commission by KGC, dated June 6, 2009; the 2017 Strategic Agreement; the Deed Poll, dated August 7, 2019; the Kyrgyzaltyn Mutual Release Agreement, dated August 7, 2019, in each case among certain or all of the Kyrgyz Republic, the KR Government, Kyrgyzaltyn, Centerra, KGC and KOC, and any other agreement entered into by Cameco Corporation, Centerra or any of their respective predecessors, successors or affiliates and the Kyrgyz Republic, Kyrgyzaltyn or a Governmental Entity relating to the Kumtor Project but excluding the Arrangement Agreement and any ancillary agreement entered into in connection therewith.
“P/CF” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion”.
“P/Consensus CF” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“P/Consensus NAV” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Reclamation Trust Fund” means the reclamation trust funds in relation to the Kumtor Project held in trust pursuant to the RTD.
“Record Date” means the close of business on June 27, 2022.
“Recovery Discount” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.
“Registered Centerra Shareholder” means a registered holder of Centerra Shares.
“Regulation S” means Regulation S under the 1933 Act.
“Release Agreements” has the meaning given to it under the heading “The Arrangement – Overview of the Arrangement” in this Management Information Circular.
“Restated Shareholders Agreement” means the Restated Shareholders Agreement dated as of June 6, 2009 between, among others, Kyrgyzaltyn and Centerra.
“RTD” means the reclamation trust deed dated January 25, 1996 among KGC, Rothschild Trust Corporation Limited, the KR Government and Centerra (which acceded to the rights and obligations of Cameco thereunder, pursuant to the Deed of Accession, dated April 30, 2004, among Cameco, Centerra and Rothschild Trust Corporation Limited).
“RTD Termination Deed” has the meaning given to it under the heading “The Arrangement – Overview of the Arrangement” in this Management Information Circular.
“SEC Modernization Rules” has the meaning given to it under the heading “Differences in United States and Canadian Reporting Practices” in this Management Information Circular.
“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators, accessible at www.sedar.com.
“Share Exchange” has the meaning given to it under the heading “The Arrangement – Overview of the Arrangement” in this Management Information Circular.
“Special Committee” means the committee of independent directors of Centerra.
“Stikeman Elliott” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Sullivan & Cromwell” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Tax Treaty” means the Canada-Kyrgyzstan Income Tax Convention, dated June 4, 1998, and any applicable protocols or other amendments thereto.
“Temporary Management Appointment” means the Order of the Chairman of the Cabinet of Ministers of the Kyrgyz Republic No 2 of 17 May 2021 appointing Tengiz Bolturuk as the temporary manager of KGC, subsequently supplemented by the Order of the Chairman of the Cabinet of Ministers No 133 of 11 February 2022 relieving Tengiz Bolturuk of his duties and appointing JSC “National Holding Company “The Great Nomads Heritage” as the temporary manager of KGC, pursuant to Article 65-1 of the Law of the Kyrgyz Republic on Joint Stock Companies of 27 March 2003 No 64, as amended and supplemented from time to time.
“Temporary Management Law” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement” in this Management Information Circular.
“Temporary Manager” means JSC “National Holding Company “The Great Nomads Heritage” in its role as the temporary external manager of KGC pursuant to the Temporary Management Appointment.
“Treasury Regulations” has the meaning given to it under the heading “Material Income Tax Consequences – U.S. Federal Income Tax Consequences of the Arrangement” in this Management Information Circular.
“Trustee” means Sequent (U.K.) Limited, as trustee under the RTD.
“TSX” means the Toronto Stock Exchange.
“TSX Trust” means TSX Trust Company at its offices in Toronto, Ontario, in its capacity as registrar and transfer agent for the Centerra Shares.
“United States” or “U.S.” means the United States, as defined in Rule 902(I) under Regulation S.
“U.S. Holder” has the meaning given to it under the heading “Material Income Tax Consequences – U.S. Federal Income Tax Consequences of the Arrangement” in this Management Information Circular.
“WACC” has the meaning given to it under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion” in this Management Information Circular.

QUESTIONS AND ANSWERS
The following briefly addresses some questions you may have regarding general guidance on voting and proxies in connection with the Meeting and regarding, among other things, the Arrangement and the Plan of Arrangement, and certain other related matters described in this document. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information that follows. In addition, this information may not address all the questions that may be important to you as a Centerra Shareholder. Accordingly, we urge you to review the more detailed information contained elsewhere in this Management Information Circular, as well as the appendices attached hereto and the documents incorporated by reference herein. Certain capitalized terms used but not defined in this “Question and Answers” section below are defined in the “Glossary of Terms” in this Management Information Circular. The cross-references included below are to the identified sections of this Management Information Circular.
Voting and Proxies
1.
What am I being asked to vote on at the Meeting?

On April 4, 2022, Centerra, Kyrgyzaltyn and the KR Government entered into the Arrangement Agreement to effect the Arrangement providing for a clean, certain and timely separation of the parties, including through the disposition of Centerra’s 100% equity interest in KGC and KOC, and indirectly, ownership of the Kumtor Project and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of the KZN Centerra Shares, the termination of Kyrgyzaltyn’s involvement in the Corporation, and the resolution of disputes.
At the Meeting, Centerra Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution to approve the Plan of Arrangement implementing certain aspects of the Arrangement. Completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by Centerra Shareholders at the Meeting.
The Plan of Arrangement will result in:
(a)
the implementation of certain transactions contemplated by the Arrangement Agreement, including the Share Exchange, the resignation of the Kyrgyzaltyn Nominees from the Board, the payment by Centerra of the Intercompany Payment and the extinguishment of the Intercompany Claim Balance; and

(b)
the completion of certain related ancillary matters which include: (i) the termination of the Insurance Risk Rights Plan; (ii) the elimination of the Class A Shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra would be authorized to issue Centerra Shares and preference shares, each having unamended rights, privileges restrictions and conditions; and (iii) releases and waivers in favour of Centerra and each of its then-affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current).

A further description of the matters covered by the Arrangement and the Arrangement Resolution is set out in the sections of this Management Information Circular titled “The Arrangement”, “The Arrangement – The Plan of Arrangement” and “Voting Information and General Proxy Matters – Procedure and Votes Required”.
The full text of the Arrangement Resolution is set out in Appendix A to this Management Information Circular.
2.
What do I need to do to ensure my Centerra Shares are voted FOR the Arrangement Resolution?

Registered Centerra Shareholders
You are a Registered Centerra Shareholder if your Centerra Shares are registered in your name.
If you are a Registered Centerra Shareholder, there are three ways that you can vote your Centerra Shares: (1) you may vote online at the Meeting; (2) you may complete and sign the enclosed proxy form appointing the named Persons or some other Person you choose to represent you and vote your Centerra Shares at the Meeting; or (3) you may vote via the internet or telephone by following the instructions provided on the form of proxy.
If you wish to vote online at the Meeting, you do not need to complete or return the proxy form. You will be able to attend, ask questions and vote at the Meeting online at https://web.lumiagm.com/422352408. We recommend that you log in at 10:00 a.m. (Toronto time), one hour before the Meeting starts. Once you have logged in, select “I have a control number” and then enter your Control Number (see below) and Password “centerra2022” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.
Even if you plan to attend the Meeting, you may find it convenient to express your views in advance by completing and returning the proxy form. Completing, signing and returning your proxy form does not preclude you from attending the Meeting virtually nor will it limit your right to vote online if you attend virtually.
If you do not wish to attend the Meeting or do not wish to vote online, your proxy will be voted for or against the resolution in accordance with your instructions as specified thereon on any ballot that may be called at the Meeting. In the absence of such instructions, your Centerra Shares will be voted FOR the Arrangement Resolution. A proxy must be in writing and must be executed by the Registered Centerra Shareholder, by the Registered Centerra Shareholder’s attorney authorized in writing or, if the Registered Centerra Shareholder is a corporation, by an officer or attorney thereof duly authorized.
See “Voting Information and General Proxy Matters – Voting Information – Registered Centerra Shareholders” in this Management Information Circular.
Non-Registered Centerra Shareholders
If your Centerra Shares are not registered in your name, but are instead registered in the name of an Intermediary or in the name of a depository of which the Intermediary is a participant, you are a Non-Registered Centerra Shareholder.
The Corporation does not send proxy-related materials directly to Non-Registered Centerra Shareholders. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to Non-Registered Centerra Shareholders. The Corporation has elected to pay for all applicable proxy-related materials to be sent to Non-Registered Centerra Shareholders, including “objecting beneficial owners”, at the Corporation’s cost.
If you are a Non-Registered Centerra Shareholder, applicable securities laws require your Intermediary to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your Intermediary either a request for voting instructions or a proxy form for the number of Centerra Shares that you own. Each Intermediary has its own signing and return instructions, which should be carefully followed by Non-Registered Centerra Shareholders to ensure that their Centerra Shares are voted at the Meeting. For your Centerra Shares to be voted for you, please follow the voting instructions provided by your Intermediary.
Additionally, the Corporation may use the Broadridge QuickVote™ service, which involves “non-objecting” Non-Registered Centerra Shareholders being contacted by Morrow Sodali, which is soliciting proxies on behalf of the Corporation’s management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the shareholder’s Intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of Management, which is recommending that Centerra Shareholders vote FOR the Arrangement Resolution, Centerra Shareholders are not required to vote in the manner recommended by the Corporation’s management. The QuickVote™ system is intended to assist Centerra Shareholders in placing their votes, however, there is no obligation to any Centerra Shareholders to vote using the QuickVote™ system, and Centerra Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Management Information Circular. Any voting instructions provided by a Centerra Shareholder will be recorded and such Centerra Shareholder will receive a letter from Broadridge (on behalf of the Centerra Shareholder’s Intermediary) as confirmation that its voting instructions have been accepted.
If you are a Non-Registered Centerra Shareholder and wish to vote your Centerra Shares virtually at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you by your Intermediary and (ii) follow all of the applicable instructions, including the deadline provided by your Intermediary.
See “Voting Information and General Proxy Matters – Voting Information – Non-Registered Centerra Shareholders” and “Voting Information and General Proxy Matters – Voting by Proxy – Appointment of Proxies” in this Management Information Circular for additional information on how Non-Registered Centerra Shareholders can appoint themselves as proxyholder.
3.
Who is entitled to vote?

Centerra Shareholders as of the close of business on June 27, 2022, the Record Date for the Meeting, or their duly appointed proxyholders will be entitled to receive notice of and to vote at the Meeting.
4.
Who is soliciting my proxy?

This Management Information Circular is furnished in connection with the solicitation, by or on behalf of the management of Centerra, of proxies to be used at the Meeting or at any adjournment or postponement thereof. In addition, Centerra has retained Morrow Sodali as its proxy solicitation and information agent in connection with the solicitation of proxies for the Meeting.
5.
What do I do with my completed form of proxy?

Return the completed, dated and signed form of proxy in the enclosed envelope or otherwise to TSX Trust to Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America to: 1-866-781-3111; by e-mail to: proxyvote@tmx.com; or vote online at www.tsxtrust.com/vote-proxy, in each case no later than 11:00 a.m. (Toronto time) on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice. As well, Registered Centerra Shareholders who received these materials through TSX Trust may vote via the Internet or by telephone by following the instructions provided on the form of proxy. A control number is provided on the proxy form for this purpose. All Centerra Shares represented by a properly executed proxy received by TSX Trust prior to such time will be voted in accordance with your instructions as specified in the proxy, on any ballot that may be called at the Meeting.
6.
How will my Centerra Shares be voted if I return my proxy?

The persons named in the form of proxy will vote your Centerra Shares in accordance with your instructions. In the absence of such instructions, your Centerra Shares will be voted FOR the Arrangement Resolution. See “Voting Information and General Proxy Matters” in this Management Information Circular.
7.
If I change my mind, can I take back my proxy once I have given it?

Registered Centerra Shareholders
Yes. If you are a Registered Centerra Shareholder and have provided a proxy, you may revoke your proxy by: (a) completing and signing another form of proxy bearing a later date and depositing it with TSX Trust: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@tmx.com, or vote online at www.tsxtrust.com/vote-proxy in each case no later than 11:00 a.m. (Toronto time) on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable;

(b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Corporation at the registered office of the Corporation (1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1) no later than 11:00 a.m. (Toronto time) on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable; (c) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (d) following any other procedure that is permitted by law.
Note that the participation by a Registered Centerra Shareholder in a vote by virtual ballot at the Meeting would automatically revoke any proxy that has been previously given by the Registered Centerra Shareholder in respect of business covered by that vote.
Non-Registered Centerra Shareholders
Yes. If you are a Non-Registered Centerra Shareholder and wish to revoke or change your prior instructions, you must contact your Intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set forth elsewhere in this Management Information Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.
See “Voting Information and General Proxy Matters – Voting by Proxy – Revocation” in this Management Information Circular.
The Arrangement and Related Matters
8.
How did Centerra determine that the Arrangement is in the best interests of the Corporation?

As previously disclosed, Centerra’s management team and the Special Committee have been diligently exploring strategic alternatives since the KR Government imposed external management over the Kumtor Project in May 2021. This process has ultimately resulted in Centerra entering into the Arrangement Agreement. Full details of the background and events in the Kyrgyz Republic and Centerra’s responses thereto that have resulted in the Arrangement Agreement are discussed in the section in this Management Information Circular titled “The Arrangement – Background to the Arrangement”.
Centerra believes that the Arrangement represents the best negotiated terms available to Centerra in the circumstances to effect a clean, certain and timely separation of the parties, including through the disposition of Centerra’s 100% equity interest in KGC and KOC, and indirectly, ownership of the Kumtor Project and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of the KZN Centerra Shares, the termination of Kyrgyzaltyn’s involvement in the Corporation, and the resolution of disputes.
In particular, Centerra expects that the completion of the Arrangement in accordance with the Arrangement Agreement would have the following benefits, among others:
•
Centerra would receive value for its interest in the Kumtor Project through the purchase for cancellation of the KZN Centerra Shares;

•
the relationship between Centerra, on one hand, and the KR Government and Kyrgyzaltyn on the other hand, would be severed in all respects;

•
the Arrangement is expected to resolve current marketplace uncertainty by eliminating the perceived “overhang” and negative ramifications associated with Centerra’s operations and assets in the Kyrgyz Republic and Kyrgyzaltyn’s ownership of Centerra Shares and involvement with Centerra, as well as to enhance Centerra’s trading volume and public float;

•
Centerra is expected to be better positioned to pursue actionable growth opportunities and value-enhancing transactions for the benefit of its stakeholders, which is expected to enhance liquidity for Centerra Shareholders generally and unlock further strategic opportunities;

•
subject to the satisfaction or waiver of all Conditions Precedent, completion of the Arrangement is expected to occur within the third quarter of 2022, whereas the other legal and strategic alternatives available to the Corporation are expected to involve longer time horizons;

•
the execution risk of the Arrangement is considered to be lower than many other legal and strategic alternatives that have been considered by Centerra;

•
the Arrangement Agreement contemplates a resolution of disputes, claims and proceedings involving Centerra, the KR Government and all Governmental Entities and Kyrgyzaltyn, including all Proceedings, and Centerra would be released from all past, present and future claims that may be brought by the KR Government, any Governmental Entity and Kyrgyzaltyn (among others) in connection with the Kumtor Project, which would be challenging to achieve outside of a negotiated transaction Centerra understands that many of the Kyrgyz Proceedings have been terminated in full as of the date of this Management Information Circular, but certain proceedings and termination steps remain to be completed;

•
the releases of claims provided for in the Arrangement Agreement are expected, relative to the other legal and strategic options available to the Corporation in the circumstances, to better protect the safety and security of Centerra’s personnel against the risk of threats and actions undertaken by the KR Government and any Governmental Entity;

•
based on the Eight Capital Valuation and Opinion and the Cormark Opinion, the Arrangement is fair, from a financial point of view, to the Corporation, and the Arrangement is subject to a determination of the Court that the Plan of Arrangement is fair and reasonable, both procedurally and substantively;

•
the Arrangement is expected to provide Centerra with a renewed focus on its core operations, including the Mount Milligan and Öksüt mines and relieve management and the Board from the considerable time commitments associated with Centerra’s exposure to the Kyrgyz Republic; and

•
the Arrangement is expected to provide for Board renewal and the reduction of conflicts and/or perceived conflicts on the Board through the resignation of the Kyrgyzaltyn Nominees and the termination of Kyrgyzaltyn’s contractual rights to nominate Centerra directors.

See “The Arrangement – Reasons for the Arrangement” in this Management Information Circular for further information.
9.
What approvals and conditions are required for the Arrangement to become effective?

Completion of the Arrangement is conditional upon, among other things, satisfaction or waiver in full of the following Conditions Precedent:
(a)
each of the Arrangement Agreement and the RTD Termination Deed shall have been duly authorized and executed by each party thereto;

(b)
the representations and warranties of each party shall be true and accurate as of the date they were made or deemed made;

(c)
each party shall have fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement and the RTD Termination Deed to be fulfilled or complied with by it on or prior to the Closing Date. All payments and deliveries to be made on the Closing Date pursuant to the Arrangement Agreement shall have been made in accordance with the terms of the Arrangement Agreement;

(d)
no law shall be in effect that makes the consummation of the Arrangement Agreement and the RTD Termination Deed, and the transactions contemplated therein, illegal or otherwise prohibits or enjoins any party from consummating the Arrangement Agreement or the RTD Termination Deed and completing the transactions contemplated therein;

(e)
the KR Approvals shall remain in full force and effect without modification as of the Closing Date;

(f)
the Centerra Shareholder Approval shall have been obtained and shall remain in full force and effect;

(g)
the Canadian Court Approval shall have been obtained;

(h)
no court, arbitral or other proceeding regarding the authority, execution and delivery or enforceability of any of the Arrangement Agreement or the RTD Termination Deed shall be pending, proposed or threatened and no law or other governmental action shall have been taken or be pending, proposed or threatened which, if adopted (in the case of any pending, proposed or threatened action), would purport to (i) repudiate, invalidate, denounce, cancel, limit, impair, breach or modify in any way any of the Arrangement Agreement or the RTD Termination Deed or any provision thereof, or (ii) subject any party to a requirement for payment or delivery of property or liability to any third party (other than in respect of Taxes or pursuant to the Arrangement Agreement or the RTD Termination Deed) to which it would not have been subject if the Closing Date did not occur. The Condition Precedent in paragraph (ii) above is solely for the benefit of, and may be waived solely by, the party which is subject to such payment obligation or liability;

(i)
Centerra shall have advanced, or agreed to advance, the DIP Loan in an amount sufficient to enable the Debtors, to pay and satisfy their administrative expenses incurred as part of the Chapter 11 Proceedings in accordance with the Arrangement Agreement;

(j)
all Kyrgyz Proceedings shall have been fully, finally and irrevocably terminated, closed, dismissed, or otherwise resolved (assuming, in each case, occurrence of the Closing Date), in each case to the satisfaction of Centerra in its absolute and sole discretion, including taking the steps described under the heading “The Arrangement – The Arrangement Agreement – Covenants as to the Termination or Resolution of the Proceedings – Termination of the Kyrgyz Proceedings and Costs”;

(k)
the Chairman of the Cabinet of Ministers of the Kyrgyz Republic shall have executed and delivered a letter to Centerra confirming, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal, administrative or civil claims, cases, judgements, proceedings, investigations, inquiries or convictions against any of the persons released under the heading “The Arrangement – The Arrangement Agreement – Releases and Covenants Not to Sue in Favour of Centerra and Others”;

(l)
all Proceedings (other than the Arbitration Proceedings and the Canadian Proceedings) shall have been fully, finally and irrevocably terminated, closed and dismissed (assuming, in each case, occurrence of the Closing Date) in accordance with the steps described the heading “The Arrangement– The Arrangement Agreement – Covenants as to the Termination or Resolution of the Proceedings” and the Canadian Proceedings Undertaking shall have been complied with by the parties thereto; and

(m)
the Kyrgyz Republic and Kyrgyzaltyn shall procure that KGC delivers a solvency confirmation in respect of KGC as of the Closing Date for the benefit of Centerra from a reputable, independent accountancy or valuation firm mutually agreed by Centerra and the KR Government. Such confirmation shall state that KGC is solvent as of the Closing Date (and able to carry out its financial obligations contemplated in the Arrangement Agreement and in the RTD Termination Deed).

If any Condition Precedent is not satisfied by reason of a matter or circumstance within the control of Centerra, the KR Government may waive any such Condition Precedent in its sole discretion. The Centerra Shareholder Approval and the Canadian Court Approval Conditions Precedent are deemed not to be within the control of Centerra. If a Condition Precedent is not satisfied by reason of a matter or circumstance within the control of the KR Government, Kyrgyzaltyn or any Governmental Entity, Centerra may waive any such Condition Precedent in its sole discretion.

To obtain the Centerra Shareholder Approval, the Arrangement Resolution must be approved by (i) the affirmative vote of at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding the votes of any Centerra Shareholders, such as Kyrgyzaltyn, required to be excluded under MI 61-101 (i.e., minority approval), in each case present virtually or represented by proxy at the Meeting.
To obtain the Canadian Court Approval, the Court must approve the Plan of Arrangement under the CBCA. At the Final Order hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Plan of Arrangement. The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Pursuant to the Arrangement Agreement, the Interim Order and the Plan of Arrangement, any amendment or variation to the Plan of Arrangement ordered by the Court is subject to the consent of Centerra andsolely to the extent the amendment is adverse in any material respect to the interests of the Kyrgyz Republic or Kyrgyzaltyn pursuant to the Arrangement Agreement, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably. The Notice of Application for the Court hearing in connection with the approval of the Plan of Arrangement is included as Appendix F to this Management Information Circular and should be read for more detailed information in respect of the Court hearing.
See “The Arrangement – The Arrangement Agreement – Conditions Precedent” and “The Arrangement – Procedure for the Centerra Shareholder Approval and the Canadian Court Approval” in this Management Information Circular for further information.
10.
When is the Arrangement likely to occur?

It is presently anticipated that, if all Conditions Precedent are satisfied or waived in full prior to the Longstop Date, the Arrangement, including the Plan of Arrangement, would be completed in the third quarter of 2022.
The Longstop Date is July 31, 2022 or such later date as may be extended by written agreement of the parties to the Arrangement Agreement, provided that Centerra, Kyrgyzaltyn and the Kyrgyz Republic shall each have the right to extend the Longstop Date up to ninety days (in thirty-day increments) in aggregate if the Final Order has not been obtained and has not been denied by a non-appealable decision of the Court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5:00 p.m. (Eastern Time) on the Business Day prior to the original Longstop Date (or subsequent Longstop Date, as applicable); provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in the case of the Kyrgyz Republic or Kyrgyzaltyn, either the Kyrgyz Republic’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement. By letter agreement dated June 21, 2022, the Corporation, Kyrgyzaltyn and the KR Government agreed that one of the extension rights in the proviso under the definition of Longstop Date may be exercised notwithstanding that the Final Order has been obtained provided that one or more Conditions Precedent remain yet to be satisfied or waived in accordance with the Arrangement Agreement.
See “The Arrangement – Procedure for the Centerra Shareholder Approval and the Canadian Court Approval” in this Management Information Circular for further information.
11.
If the Arrangement is completed, what is the impact on Centerra Shareholders other than Kyrgyzaltyn?

Centerra Shareholders, other than Kyrgyzaltyn, would continue to hold their Centerra Shares following completion of the Arrangement. The rights, privileges and restrictions attaching to the Centerra Shares will not be affected by the Arrangement or the Plan of Arrangement. On completion of the Arrangement, the total number of issued and outstanding Centerra Shares will be reduced by 77,401,766 (i.e. the number of KZN Centerra Shares).
See “The Arrangement – Overview of the Arrangement” in this Management Information Circular.
12.
Who should I contact if I have any questions regarding the Arrangement?

Answers to many of your questions may be found in the accompanying Management Information Circular. If you have any questions, you may wish to consult (a) your professional advisor, (b) Morrow

Sodali, Centerra’s proxy solicitation and information agent, by telephone at 1.289.695.3075 or toll-free at 1.888.999.2944 or by email at assistance@morrowsodali.com, or (c) Centerra’s transfer agent, TSX Trust Company at (416) 682-3860 or toll-free within North America at 1-800-387-0825.
13.
Will there be any other business at the Meeting?

As of the date of this Management Information Circular, Centerra is not aware of any other business to be considered at the Meeting, though Centerra Shareholders will be asked to consider and vote on any other business that properly comes before the Meeting. Proxyholders will have discretion to vote proxies held by them in respect of any other business that properly comes before the Meeting.

SUMMARY
The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Management Information Circular, including the appendices hereto and the documents incorporated by reference herein. This Management Information Circular should be read carefully and in its entirety as it provides important information regarding Centerra and the transactions summarized below. Certain capitalized words and terms used in this summary are defined in the “Glossary of Terms”.
The Meeting
Centerra has called the Meeting so that Centerra Shareholders can consider and, if deemed advisable, approve the Arrangement Resolution. In keeping with our commitment to the health and safety of Centerra Shareholders, our personnel and the broader community, given the ongoing COVID-19 pandemic, the Meeting will be held virtually via live audio webcast on July 25, 2022 at 11:00 a.m. (Toronto time) at https://web.lumiagm.com/422352408.
For further details on the Meeting, see the section in this Management Information Circular titled “ The Meeting” and for information on voting Centerra Shares at the Meeting, see the section in this Management Information Circular titled “Voting Information and General Proxy Matters”. See Appendix A in this Management Information Circular for the text of the Arrangement Resolution.
The Arrangement
The Arrangement, which is the result of extensive arm’s length negotiations between representatives of Centerra and representatives of the Kyrgyz Republic and Kyrgyzaltyn, as well as their respective advisors would allow Centerra to exit its investment in the Kyrgyz Republic in a clean, certain and timely manner in exchange for Kyrgyzaltyn’s equity interest in Centerra, which has consistently been viewed by Centerra as the most attractive outcome that is reasonably available in the circumstances.
The Arrangement positions Centerra to move forward from the Kumtor situation and pursue opportunities outside of the Kyrgyz Republic. Pursuant to the Share Exchange, Centerra will transfer legal control of KGC and KOC, and indirectly, ownership of the Kumtor Project, to Kyrgyzaltyn and pay the Cash Consideration (a portion of which equal to the Deemed Dividend Withholding Tax Amount will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn). In exchange, Centerra will acquire the KZN Centerra Shares for cancellation. Not only will the Arrangement provide Centerra with immediate and assured value, but effecting a separation from Kyrgyzaltyn and the Kyrgyz Republic will allow Centerra to better compete for opportunities in the marketplace and consider value enhancing opportunities which have been impractical for Centerra to pursue by eliminating the negative repercussions and perceptions or “overhang” associated with the presence of a major shareholder (Kyrgyzaltyn) that is wholly-owned by the KR Government. In addition, the Arrangement Agreement contemplates the resolution of the various disputes among Centerra, the Kyrgyz Republic and Kyrgyzaltyn, as described below. The Arrangement is also expected to provide the benefits to Centerra described below under “The Arrangement – Reasons for the Arrangement”.
For a summary of the terms of the Arrangement and the proposed steps of the Plan of Arrangement, see the section in this Management Information Circular titled “The Arrangement”.
The Plan of Arrangement allows Centerra to complete the Arrangement while subjecting its terms to the Centerra Shareholder Approval and the Canadian Court Approval which provides certainty and a clear path for Centerra to purchase the KZN Centerra Shares for cancellation in compliance with Canadian securities laws. The Plan of Arrangement is also an effective mechanism to complete certain ancillary matters related to Centerra ceasing to own KGC and KOC, and Kyrgyzaltyn ceasing to be a Centerra Shareholder, including the extinguishment of the Intercompany Claim Balance, termination of the loan agreements in respect of the Intercompany Claim Balance, the elimination of the Class A Shares as an authorized class of shares in the capital of the Corporation and termination of the Insurance Risk Rights Plan. See the section in this Management Information Circular titled “The Arrangement – The Plan of Arrangement”.

The completion of the Arrangement is subject to the satisfaction or waiver in full of all Conditions Precedent prior to the Longstop Date, including the termination or resolution of all Proceedings, the receipt of the Centerra Shareholder Approval and receipt of the Canadian Court Approval. See the sections in this Management Information Circular titled “The Arrangement – The Arrangement Agreement – Conditions Precedent” and “The Arrangement – Procedure for the Centerra Shareholder Approval and the Canadian Court Approval”.
Recommendations of the Special Committee and the Board Regarding the Arrangement Resolution
The Special Committee, having considered, among other things, the Eight Capital Valuation and Opinion, the Cormark Opinion, the advice of Centerra’s and the Special Committee’s legal, financial, tax and other advisors and the advice of Centerra’s management, has determined that the Arrangement is in the best interests of Centerra and has recommended that the Board approve the Arrangement and recommends that Centerra Shareholders vote FOR the Arrangement Resolution.
The Board, having considered the advice of Centerra’s management and the recommendation of the Special Committee, has determined, with Dushen Kasenov (a Kyrgyzaltyn Nominee) abstaining, that the Arrangement is in the best interests of Centerra and recommends that Centerra Shareholders vote FOR the Arrangement Resolution.
For further details on the recommendations of the Special Committee and the Board regarding the Arrangement, see the sections in this Management Information Circular titled “The Arrangement – Recommendation of the Special Committee Regarding the Arrangement Resolution” and “The Arrangement – Recommendation of the Board Regarding the Arrangement Resolution”, respectively.
Reasons for the Arrangement
As previously disclosed, Centerra’s management team and the Special Committee have been diligently exploring strategic alternatives since the KR Government imposed external management over the Kumtor Project in May 2021. This process has ultimately resulted in Centerra entering into the Arrangement Agreement. Full details of the background and events in the Kyrgyz Republic and Centerra’s responses thereto that have resulted in the Arrangement Agreement are discussed in the section in this Management Information Circular titled “The Arrangement – Background to the Arrangement”.
Centerra believes that the Arrangement represents the best negotiated terms available to Centerra in the circumstances to effect a clean, certain and timely separation of the parties, including through the disposition of Centerra’s 100% equity interest in KGC and KOC, and indirectly, ownership of the Kumtor Project and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of the KZN Centerra Shares, the termination of Kyrgyzaltyn’s involvement in the Corporation, and the resolution of disputes.
In particular, Centerra expects that the completion of the Arrangement in accordance with the Arrangement Agreement would have the following benefits, among others:
•
Centerra would receive value for its interest in the Kumtor Project through the purchase for cancellation of the KZN Centerra Shares;

•
the relationship between Centerra, on one hand, and the KR Government and Kyrgyzaltyn on the other hand, would be severed in all respects;

•
the Arrangement is expected to resolve current marketplace uncertainty by eliminating the perceived “overhang” and negative ramifications associated with Centerra’s operations and assets in the Kyrgyz Republic and Kyrgyzaltyn’s ownership of Centerra Shares and involvement with Centerra, as well as to enhance Centerra’s trading volume and public float;

•
Centerra is expected to be better positioned to pursue actionable growth opportunities and value-enhancing transactions for the benefit of its stakeholders, which is expected to enhance liquidity for Centerra Shareholders generally and unlock further strategic opportunities;

•
subject to the satisfaction or waiver of all Conditions Precedent, completion of the Arrangement is expected to occur within the third quarter of 2022, whereas the other legal and strategic alternatives available to the Corporation are expected to involve longer time horizons;

•
the execution risk of the Arrangement is considered to be lower than many other legal and strategic alternatives that have been considered by Centerra;

•
the Arrangement Agreement contemplates a resolution of disputes, claims and proceedings involving Centerra, the KR Government and all Governmental Entities and Kyrgyzaltyn, including all Proceedings, and Centerra would be released from all past, present and future claims that may be brought by the KR Government, any Governmental Entity and Kyrgyzaltyn (among others) in connection with the Kumtor Project, which would be challenging to achieve outside of a negotiated transaction Centerra understands that many of the Kyrgyz Proceedings have been terminated in full as of the date of this Management Information Circular, but certain proceedings and termination steps remain to be completed;

•
the releases of claims provided for in the Arrangement Agreement are expected, relative to the other legal and strategic options available to the Corporation in the circumstances, to better protect the safety and security of Centerra’s personnel against the risk of threats and actions undertaken by the KR Government and any Governmental Entity;

•
based on the Eight Capital Valuation and Opinion and the Cormark Opinion, the Arrangement is fair, from a financial point of view, to the Corporation, and the Arrangement is subject to a determination of the Court that the Plan of Arrangement is fair and reasonable, both procedurally and substantively;

•
the Arrangement is expected to provide Centerra with a renewed focus on its core operations, including the Mount Milligan and Öksüt mines and relieve management and the Board from the considerable time commitments associated with Centerra’s exposure to the Kyrgyz Republic; and

•
the Arrangement is expected to provide for Board renewal and the reduction of conflicts and/or perceived conflicts on the Board through the resignation of the Kyrgyzaltyn Nominees and the termination of Kyrgyzaltyn’s contractual rights to nominate Centerra directors.

See further details under the headings “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Arrangement” in this Management Information Circular.
Financial Advisor Opinions
Readers are cautioned that the Cormark Opinion and the Eight Capital Valuation and Opinion were prepared exclusively for the use by the Special Committee in considering the Arrangement, and any analyses and conclusions expressed therein were made solely for the purpose of considering the fairness of the Arrangement, from a financial point of view, to Centerra, and, exclusively in respect of the Eight Capital Valuation and Opinion, opining on the Fair Market Value of the KZN Centerra Shares and the KOC Shares and the KGC Shares. Neither the Eight Capital Valuation and Opinion nor the Cormark Opinion assesses or opines on, or purports to assess or opine on, the merits of the Proceedings or any other legal claims that Centerra has or may have against the Kyrgyz Republic, the KR Government, Kyrgyzaltyn or any of their respective associates or affiliates, or potentially recoverable damages that may arise in connection therewith. Subject to the terms of the Arrangement Agreement, nothing in this Management Information Circular, the Cormark Opinion or the Eight Capital Valuation and Opinion shall act as or be deemed to be an admission in respect of, or waiver of, any rights or claims Centerra and its associates and affiliates may have in connection with the Kumtor Project or otherwise.
Cormark Opinion
Centerra initially contacted Cormark regarding a potential advisory assignment related to the Kumtor situation in May 2021. Centerra retained Cormark pursuant to an engagement letter effective September 17, 2021 to act as Centerra’s financial advisor with respect to the strategic review process that ultimately resulted in the proposed Arrangement. In connection with the engagement, Cormark, on April 3, 2022, rendered to the Special Committee an oral opinion, subsequently confirmed by delivery of a written opinion, dated April 3, 2022, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the Arrangement is fair, from a financial point of view, to the Corporation.

This summary of the Cormark Opinion is qualified in its entirety by reference to the full text of the Cormark Opinion and Centerra Shareholders are urged to read the Cormark Opinion carefully and in its entirety. The full text of the Cormark Opinion, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the Cormark Opinion, and the review undertaken in connection with the Cormark Opinion, is set out as Appendix C to this Management Information Circular.
For further details, see the section in this Management Information Circular titled “The Arrangement – Financial Advisor Opinions – Cormark Opinion” and Appendix C.
Eight Capital Valuation and Opinion
The Special Committee retained Eight Capital pursuant to an engagement letter dated October 5, 2021 to provide an independent, formal valuation in accordance with the requirements of MI 61-101 and to deliver an opinion as to the fairness, from a financial point of view, of the Arrangement to the Corporation. In connection with its engagement, Eight Capital, on April 3, 2022, rendered to the Special Committee an oral opinion, subsequently confirmed in writing, dated April 3, 2022, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, (a) (i) the Fair Market Value of the KZN Centerra Shares is in the range of C$9.50 to C$13.00 per KZN Centerra Share, resulting in a Fair Market Value of the KZN Centerra Shares in the range of $588 million to $804 million, and (ii) the Fair Market Value of the KGC Shares and the KOC Shares is in the range of NIL to $500 million, and (b) the Arrangement is fair, from a financial point of view, to Centerra.
This summary of the Eight Capital Valuation and Opinion is qualified in its entirety by reference to the full text of the Eight Capital Valuation and Opinion and Centerra Shareholders are urged to read the Eight Capital Valuation and Opinion carefully and in its entirety. The full text of the Eight Capital Valuation and Opinion which sets forth, among other things, the information reviewed and relied upon, matters considered, assumptions made and limitations and qualifications on the review undertaken by Eight Capital in connection with the Eight Capital Valuation and Opinion, is set out as Appendix D to this Management Information Circular.
For further details, see the section in this Management Information Circular titled “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion’’ and Appendix D.
Overview of the Arrangement
The Arrangement comprises the following principal elements:
•
Centerra purchasing all of the KZN Centerra Shares, representing an approximately 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra Share on the TSX as of April 1, 2022) to be satisfied by the consideration described below. Upon receipt, Centerra will cancel the KZN Centerra Shares;

•
Centerra transferring to Kyrgyzaltyn its 100% equity interest in KGC and KOC (and, indirectly, the Kumtor Project), and paying the Cash Consideration of approximately C$46 million (a portion of which will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn), in satisfaction of the purchase price for the KZN Centerra Shares;

◦
Approximately C$32 million of the Cash Consideration (i.e., the Deemed Dividend Withholding Tax Amount) will be withheld by Centerra and remitted to the CRA on account of Canadian withholding tax payable by Kyrgyzaltyn on the Share Exchange (for which Centerra is jointly and severally liable) and the balance of the Cash Consideration of approximately C$14 million will be paid to Kyrgyzaltyn on the Closing Date;

•
the Kyrgyz Republic and Kyrgyzaltyn assuming all responsibility for the Kumtor Project, including all reclamation and environmental obligations;

•
full and final releases of all past, present and future Claims of the parties;

•
termination of all Proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:

◦
the Kyrgyz Proceedings are to be withdrawn and terminated to Centerra’s sole satisfaction;

◦
the Arbitration Proceedings have been suspended and are to be terminated within two Business Days of the Closing Date;

◦
no further steps are to be taken by the Kyrgyz Republic or Centerra in relation to the Canadian Proceedings, from the Execution Date. From the Closing Date, Centerra will consent to an order setting aside the judgement issued in the Court against Mr. Bolturuk on February 15, 2022; and

◦
subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, KGC and KOC will work together with the Kyrgyz Republic to voluntarily dismiss the Chapter 11 Proceedings as of the Closing Date;

•
Centerra repaying the Intercompany Claim Balance between Centerra and KGC by paying the Intercompany Payment of $50 million to KGC on the Closing Date and, as to the balance, by way of set off against the KGC Dividend to be declared by KGC immediately prior to the Closing Date;

•
the resignation from the Board of the Kyrgyzaltyn Nominees and the termination of the Restated Shareholders Agreement;

•
the termination of all Project Agreements vis-à-vis Centerra’s rights and obligations; and

•
the transfer of the proceeds of the Reclamation Trust Fund, which was established to fund ongoing reclamation activities at the Kumtor Project, to the KR Reclamation Fund.

For a detailed summary of the Arrangement and certain effects of the Arrangement, see the sections in this Management Information Circular titled “The Arrangement – Overview of the Arrangement” and “The Arrangement – The Arrangement Agreement”.
The Plan of Arrangement
Certain aspects of the Arrangement will be implemented by way of the Plan of Arrangement, including the Share Exchange, the resignation of the Kyrgyzaltyn Nominees from the Board, the payment by Centerra of the Intercompany Payment and the extinguishment of the Intercompany Claim Balance owing by Centerra to KGC. In addition, the Plan of Arrangement will implement certain related ancillary matters which include: (a) the termination of the Insurance Risk Rights Plan; (b) the elimination of the Class A Shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra would be authorized to issue Centerra Shares and preference shares, each having unamended rights, privileges restrictions and conditions; and (c) releases and waivers in favour of Centerra and each of its then-affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current).
The Plan of Arrangement will not trigger any right of dissent for Centerra Shareholders under the CBCA or otherwise.
For a detailed summary of all the steps of the Plan of Arrangement and certain effects of the Plan of Arrangement, see the sections in this Management Information Circular titled “The Arrangement – The Plan of Arrangement – Summary of the Plan of Arrangement” and “The Arrangement – The Plan of Arrangement – Steps of the Plan of Arrangement” and the Plan of Arrangement attached as Appendix B to this Management Information Circular.
The Arrangement Agreement
The Arrangement, including the Plan of Arrangement, will be carried out pursuant to the Arrangement Agreement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by Centerra under its SEDAR profile at www.sedar.com and its EDGAR profile at www.sec.gov/edgar).
Share Exchange and Resignations
Subject to the terms and conditions of the Arrangement Agreement, on the Closing Date and pursuant to the Plan of Arrangement, Centerra will purchase and subsequently cancel the KZN Centerra Shares, and, in satisfaction of the purchase price, Centerra will (a) deliver the KGC Shares and the KOC Shares to Kyrgyzaltyn, and (b) deliver to Kyrgyzaltyn all documents required to effect the transfer of the KGC Shares and the KOC Shares to Kyrgyzaltyn.
Under the Arrangement Agreement, (a) Kyrgyzaltyn and the KR Government will be responsible for, and jointly and severally indemnify Centerra for, any withholding or other Taxes due and payable in the Kyrgyz Republic in connection with the transfer of the KGC Shares and the KOC Shares by Centerra to Kyrgyzaltyn (or, subject to the consent of Centerra, not to be unreasonably withheld, to its designee) and (b) Centerra will be responsible for, and indemnify Kyrgyzaltyn and the KR Government for, any withholding or other Taxes due and payable in Canada in connection with (i) the transfers of the KGC Shares and the KOC Shares and related payment of the Cash Consideration pursuant to the Share Exchange, (ii) the taxes payable by Centerra pursuant to the Arrangement Agreement, and (iii) any accrued interest included in the Intercompany Claim Balance described in the paragraph below under the heading “– Payments and Extinguishment of the Intercompany Claim Balance”.
In addition, the Arrangement Agreement provides that, from the Closing Date, (a) each of the directors of KGC and KOC approved by Centerra will resign as directors of, and provide a customary release in favour of, KGC and KOC and (b) Messrs. Nurlan Kyshtobaev and Dushen Kasenov will resign from the Board and each of Messrs. Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk (on the one hand) and Centerra (on the other hand) will provide mutual customary releases.
Releases, Covenants Not to Sue and Related Undertakings and Indemnities
The Arrangement Agreement provides for the full and final release of all Claims of the parties arising under or in connection with the Project Agreements, the Kumtor Project or the Proceedings, and the Intercompany Claims, as well as covenants to not commence any Claim released by the Arrangement Agreement against the other parties and related undertakings and indemnities described below. Notwithstanding such release of Claims, the Arrangement Agreement provides that, nothing in the Arrangement Agreement, nor any consideration exchanged pursuant to it, shall constitute, be deemed by, or be treated by any party thereto for any purpose as an admission of any wrongful act, wrongful position, wrongful omission, liability, or damages.
Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others
The Arrangement Agreement provides that, on and from the Closing Date, Centerra on behalf of itself, each of its affiliates, each of Centerra’s and its affiliates’ respective successors and assigns and, in respect of Intercompany Claims, Centerra Gold (KB) Inc., and any other person or entity who is entitled to make a Claim in its name (but in each case excluding KGC or KOC):
(a)
fully and forever releases and discharges the Kyrgyz Republic, each Governmental Entity, Kyrgyzaltyn, KGC, KOC and the Kyrgyzaltyn Nominees and each of their respective affiliates, successors and assigns and each of the foregoing’s respective officials, officers, directors, employees, advisors, counsel and consultants (in each case, current, former or future), from any and all Claims arising under or in connection with the Project Agreements, the Kumtor Project, KGC, KOC, the KGC Shares, the KOC Shares and the KZN Centerra Shares, including the ownership thereof, the Intercompany Claims or the Proceedings; and

(b)
agrees and covenants on behalf of itself and its successors and assigns and warrants on behalf of each of its affiliates never to bring, pursue or continue, threaten, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted any action, directly or indirectly, on any of the Claims so released, or to make any Claim whatsoever relating to the Kumtor Project.

Releases and Covenants Not to Sue in Favour of Centerra and Others
The Arrangement Agreement provides that, on and from the Closing Date, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC on behalf of itself and each of its affiliates, each of its and its affiliates’ respective successors and assigns and any Governmental Entity or any other person or entity who is entitled to make a

Claim in the name of and/or for the benefit of the Kyrgyz Republic, any Governmental Entity, Kyrgyzaltyn, each of the Kyrgyzaltyn Nominees, KGC or KOC and each of their respective affiliates:
(a)
fully and forever releases and discharges Centerra, its affiliates and each of Centerra’s and its affiliates’ respective predecessors, successors and assigns, and each of the foregoing’s respective shareholders, officers, directors, employees, advisors, counsel and consultants (in each case, current, former or future), without exception, together with any Centerra Kumtor Personnel and any Kumtor Personnel, from any and all Claims arising under or in connection with the Project Agreements, the Kumtor Project, KGC, KOC, the KGC Shares, the KOC Shares and the KZN Centerra Shares, including the ownership thereof, the Intercompany Claims or the Proceedings (including, for the avoidance of doubt, any reclamation or environmental obligations in connection with the Kumtor Project), which release and discharge shall, solely with respect to the Kumtor Personnel, cover only Claims arising on or before May 15, 2021. However, the Arrangement Agreement will not release any Claims that the Kyrgyzaltyn Nominees have or may have for indemnification, advancement of expenses or exculpation under the CBCA or the constating documents, resolutions or policies of Centerra or any Claims that the Kyrgyzaltyn Nominees have or may have under their respective indemnification agreements with Centerra; and

(b)
agrees and covenants on behalf of itself and its successors and assigns and warrants on behalf of each of its affiliates never to bring, pursue or continue, threaten, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted any action, directly or indirectly, on any of the Claims so released, or to make any Claim whatsoever relating to the Kumtor Project.

On and from the Closing Date and without limiting the release described in paragraph (a) above, the Kyrgyz Republic acknowledges and agrees that, notwithstanding any restriction on the authority of the KR Government to bind certain Governmental Entities under the laws of the Kyrgyz Republic, it will constitute a breach of the Arrangement Agreement by the Kyrgyz Republic if a Claim that has been released as described in paragraph (a) above is commenced by a Governmental Entity against any person or entity released as described in paragraph (a) above.
Assumption of Kumtor Project and Project Agreement Liabilities
The Arrangement Agreement provides that, as of the Closing Date, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC acknowledges and agrees that KGC and KOC will continue to be responsible for all of their respective past, present and future liabilities and that the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC are assuming all past, present and future liabilities arising under or in connection with the Kumtor Project or any Project Agreement, and none of the Kyrgyz Republic, Kyrgyzaltyn, KGC, KOC nor any Governmental Entity shall have any recourse whatsoever to Centerra with respect thereto. In addition, the Arrangement Agreement provides that, from the Closing Date, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC undertakes, on a joint and several basis, to indemnify, hold harmless and protect Centerra and any of its affiliates and any of its and their shareholders, officers, directors, employees, advisors, counsel or consultants, and any Centerra Kumtor Personnel from any claims, losses and damages of any kind (including reasonable attorney fees and enforcement costs) in connection with the Kumtor Project, the RTD Termination Deed, KGC or KOC including in the event of a bankruptcy or winding-up of KGC or KOC (except as specifically provided otherwise in the Arrangement Agreement in connection with the Chapter 11 Proceedings).
Indemnification in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others
Under the Arrangement Agreement, from the Closing Date, Centerra will undertake to indemnify the Kyrgyz Republic, Kyrgyzaltyn, the Kyrgyzaltyn Nominees, KGC and KOC and their respective affiliates and any of its and their officials, officers, directors, employees, advisors, counsel or consultants, from any Claims (including reasonable attorney fees and enforcement costs) in connection with (a) any expenses, costs and fees for which Centerra is responsible under the Arrangement Agreement in connection with the Chapter 11 Proceedings (see “– Covenants as to the Termination or Resolution of the Proceedings – Termination of the Chapter 11 Proceedings” below); (b) solely in respect of the Kyrgyzaltyn Nominees, the service of the applicable Kyrgyzaltyn Nominee as a director of Centerra (to the fullest extent permitted by the CBCA) and in accordance with any existing indemnification agreement between Centerra and such person; (c) any public disclosure (or failure to make any such disclosure) by Centerra or its representatives in connection with the

Plan of Arrangement or the Arrangement Agreement; (d) any registration, report, document or other information filed or otherwise provided by Centerra under applicable securities laws or the rules of any securities exchange or any failure by Centerra to comply with applicable securities laws or the rules of any securities exchange; or (e) the authorization, recommendation or approval of the Arrangement Agreement or the Plan of Arrangement by Centerra; provided, however, that such indemnity will not apply to any Claims (i) brought by, on behalf of, and/or for the benefit of, any party giving a release as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others”; (ii) related to the conduct, actions or omissions of any party giving a release as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others” that was not contemplated by the Arrangement Agreement or requested by Centerra (excluding from this paragraph (ii), with respect to any Kyrgyzaltyn Nominee, any conduct, actions or omissions of such Kyrgyzaltyn Nominee which are indemnified under the applicable indemnification agreement between such Kyrgyzaltyn Nominee and Centerra) or, (iii) in the case of the indemnity with respect to the matters described under paragraphs (c) and (d) above, arising from or based upon any information included in this Management Information Circular or any disclosure described in paragraphs (c) or (d) above that was provided by the Kyrgyz Republic, Kyrgyzaltyn or a Kyrgyzaltyn Nominee (other than in the case of an indemnity sought by a Kyrgyzaltyn Nominee where the existing indemnification agreement between Centerra and such Kyrgyzaltyn Nominee nevertheless provides for indemnification) in writing expressly for the purposes of inclusion in this Management Information Circular or any such other disclosure. Further, under the Arrangement Agreement, Centerra shall procure that the Kyrgyzaltyn Nominees who served as a director of Centerra are included as insureds under any liability insurance policy maintained by Centerra for directors or former directors on a non-discriminatory basis no less favourable to such insured than to any other former director in accordance with Centerra’s generally applicable policy.
Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims
Each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC have also agreed under the Arrangement Agreement (to the extent permitted by non-discriminatory, generally applicable laws of the Kyrgyz Republic and, if outside the Kyrgyz Republic, the applicable laws of such jurisdiction and the applicable tribunal) to intervene, on behalf of Centerra and the other persons released as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others” to uphold the terms of the Arrangement Agreement (including the assumption of liabilities described above under the heading “– Assumption of Kumtor Project and Project Agreement Liabilities”) in any Claim brought by any Governmental Entity or third party acting or purporting to act directly or indirectly on behalf of any Governmental Entity. In addition, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC have agreed to not initiate or pursue, or encourage or assist any person or entity to initiate or pursue, any Claim released as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others” against any person or entity released as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others”.
Covenant of Centerra to not Initiate or Assist in Respect of Released Claims
Centerra may not initiate or pursue, or encourage or assist (other than to the extent required by applicable law) any person or entity to initiate or pursue, any Claim released as described above under the heading “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others” against any person or entity released as described above under the heading “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others”.
Claims for Breach of the Arrangement Agreement or RTD Termination Deed Excluded
Notwithstanding the foregoing, the Arrangement Agreement provides that the parties expressly reserve, and do not release or covenant not to sue with respect to, any and all Claims based on any breach or alleged breach of the Arrangement Agreement or the RTD Termination Deed.
Payments and Extinguishment of the Intercompany Claim Balance
Subject to the Arrangement Agreement, (a) on the Closing Date, Centerra will pay the Cash Consideration (less the Deemed Dividend Withholding Tax Amount) to Kyrgyzaltyn, and (b) no later than the date required by the CRA, Centerra will pay the Deemed Dividend Withholding Amount, on behalf of Kyrgyzaltyn, to the CRA.
In addition, subject to the Arrangement Agreement, on the Closing Date, Centerra will pay the Intercompany Payment to KGC as partial repayment of principal amounts of the outstanding Intercompany Claim Balance, to be used by KGC for environmentally and/or socially beneficial purposes with the same objectives as that of the Nature Development Fund.
In addition, the Arrangement Agreement provides that immediately before the Closing Date, KGC shall declare the KGC Dividend, which shall be set off against the balance of the Intercompany Claim Balance (after taking into account the Intercompany Payment), with the result that the Intercompany Claim Balance will be fully repaid. Pursuant to the Plan of Arrangement, upon payment of the Intercompany Payment and declaration of the KGC Dividend and the related set off, the Intercompany Claim Balance will be repaid in full and the intercompany loan documentation between Centerra and KGC in respect of Intercompany Claim Balance will be terminated.
Reclamation Trust Fund
Subject to the Arrangement Agreement, Centerra, the KR Government and KGC have executed and delivered the RTD Termination Deed to the Trustee under the RTD pursuant to which, as of the the Closing Date, the RTD will be terminated and the funds in the RTD will be paid to KGC. The Arrangement Agreement further provides: (a) with effect from the Closing Date, the Kyrgyz Republic and KGC shall procure that the KR Reclamation Fund will be held in a designated reclamation bank account at a reputable and creditworthy financial institution which is wholly-owned by the Kyrgyz Republic and meets the requirement of the National Bank of the Kyrgyz Republic and applicable law and shall be used solely for the purposes of reclamation of the Kumtor Project in accordance with applicable law; and (b) the Kyrgyz Republic and KGC acknowledge that, as and from the Closing Date, that Centerra shall not have any reclamation obligations or reclamation liabilities in connection with the Kumtor Project.
Termination of Project Agreements
The Arrangement Agreement provides that, on and from the Closing Date, each of the Project Agreements to which Centerra, KGC, KOC, Kyrgyzaltyn and the KR Government, or any predecessor of Centerra, are a party, other than the Arrangement Agreement and RTD Termination Deed, would terminate immediately and be of no further force and effect with respect to Centerra or any predecessor thereto and Centerra and any predecessor thereto shall cease to be a party thereto or to have any rights thereunder, and all Claims held by or against Centerra or any predecessor arising out of or in connection with such Project Agreements would be released in accordance with the Arrangement Agreement.
Covenants as to the Termination or Resolution of the Proceedings
Termination of the Kyrgyz Proceedings and Costs
Under the Arrangement Agreement, the KR Government shall procure, or in the case of proceedings brought by persons other than the KR Government, use its reasonable efforts to procure the withdrawal and termination of the Kyrgyz Proceedings as soon as possible, which irrevocable withdrawal/terminations may be contingent solely upon the occurrence of the Closing Date. The KR Government shall bear all court fees and all other costs relating to the Kyrgyz Proceedings.
Without limiting the foregoing, it is a Condition Precedent to the Closing Date (a) that all criminal investigations and proceedings, whether active or suspended, and whether or not such investigations and proceedings are time barred, against any current or former Centerra Kumtor Personnel or Kumtor Personnel have been fully, finally and irrevocably terminated (assuming occurrence of the Closing Date) in each case to the satisfaction of Centerra in its absolute and sole discretion and (b) the Kyrgyz Republic has provided Centerra with evidence and supporting documentation in respect of such terminations in each case to the satisfaction of Centerra in its absolute and sole discretion, including:
(i)
removing any “Notices of Suspicion” issued against any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(ii)
withdrawing any applications for preventative detention or other preventative measure against any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(iii)
withdrawing any applications for search and seizure against any property belonging to or occupied by any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(iv)
withdrawing the names of any current or former Centerra Kumtor Personnel or Kumtor Personnel from any wanted list;

(v)
withdrawing any request made by the Kyrgyz National Central Bureau to Interpol General Secretariat for the processing of any data in relation to any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(vi)
withdrawing any request made by the Kyrgyz National Central Bureau to Interpol General Secretariat for the circulation or publication of any Interpol notice in relation to any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(vii)
withdrawing any diffusion sent by the Kyrgyz National Central Bureau to other National Central Bureaus either directly or through Interpol channel as well as any information sent by the Kyrgyz National Central Bureau for inclusion in Interpol databases in relation to any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(viii)
withdrawing any indictment against any current or former Centerra Kumtor Personnel or Kumtor Personnel; and

(ix)
providing copies of letters from the appropriate Governmental Entities confirming that, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal claims, cases, judgements, proceedings, investigations, inquiries or convictions against Centerra or any of its related parties released in the Arrangement Agreement and that all pending Claims against any current or former Centerra Kumtor Personnel or Kumtor Personnel have been closed with prejudice (assuming occurrence of the Closing Date).

The parties shall not take any steps inconsistent with the foregoing without the consent of Centerra.
Centerra understands that many of the Kyrgyz Proceedings have been terminated in full as of the date of this Management Information Circular, but certain proceedings and termination steps remain to be completed.
Termination of the Arbitration Proceedings
Pursuant to the Arrangement Agreement, the parties have jointly written to the sole arbitrator informing him of the suspension of the Arbitration Proceedings through the Longstop Date. Within two Business Days after the Closing Date, Centerra, KGC, KOC, the Kyrgyz Republic and Kyrgyzaltyn shall execute the Arbitration Termination Letter and shall file the same with the sole arbitrator, together with the proposed consent award in the form specified in the Arrangement Agreement to be executed by the sole arbitrator.
Each party shall bear its own costs, fees, and expenses, including attorneys’ fees, incurred in connection with the Arbitration Proceedings. The parties each waive any and all claims for costs, fees and expenses, including attorneys’ fees, arising out of or relating to the Arbitration Proceedings. Any arbitrator and administrative secretary fees and expenses for the Arbitration Proceedings shall be borne equally by the claimants (on the one hand) and the respondents (on the other hand) in the Arbitration Proceedings.
Any portion of the advance on the costs of the Arbitration Proceedings deposited with the London Court of International Arbitration that is to be returned to the parties shall be returned in the proportions in which such funds were paid by each party minus the proportion of the costs to be borne by each party in accordance with the Arrangement Agreement. For the avoidance of doubt, any fees and expenses of the London Court of International Arbitration acting as fundholder shall be borne equally by the claimants (on the one hand) and the respondents (on the other hand).
The parties shall not take any steps inconsistent with the foregoing without the consent of Centerra and the KR Government.

Termination of the Chapter 11 Proceedings
Centerra and the KR Government shall use their best efforts to suspend the hearing and litigation schedule with respect to the Motion to Dismiss pending the Closing Date, in a manner to be reasonably agreed as between the Debtors (subject to their fiduciary duties) and the KR Government.
As soon as practicable after the satisfaction of the Conditions Precedent described above under the heading “– Termination of the Kyrgyz Proceedings and Costs”, Centerra and the KR Government shall use their best efforts to voluntarily dismiss the Chapter 11 Proceedings as of the Closing Date. For this purpose, Centerra, the KR Government and the Debtors (in the case of the Debtors, subject to the fiduciary duties of their respective boards of directors) shall agree on a form of motion to dismiss and proposed form of order to be filed with the Bankruptcy Court by the Debtors, and the KR Government shall procure a duly authorized statement from the Temporary Manager to be submitted with such motion and proposed order, in a form to be agreed by the KR Government, Centerra and the Debtors, indicating KGC and KOC shall honour their respective obligations and liabilities outstanding as of the Closing Date (except as otherwise provided in the Arrangement Agreement in respect of administrative expenses of the Chapter 11 Proceedings, as set forth below). Centerra and the Debtors shall stipulate that such statement shall not act as an admission of jurisdiction by the KR Government or the Temporary Manager. Upon the occurrence of the Closing Date, the Debtors and the KR Government shall file a joint notice with the Bankruptcy Court declaring that the Closing Date has occurred. Substantially simultaneously with the filing of the motion to dismiss the Chapter 11 Proceedings in accordance with the preceding paragraph, the KR Government shall withdraw and waive all reservations of rights previously filed in the Chapter 11 Proceedings with respect to professional fees, which withdrawal and waiver shall be contingent on the occurrence of the Closing Date.
Centerra and the KR Government agree as of the Execution Date to (or, in the case of Centerra, to the extent within its control and subject to the fiduciary duties of the boards of directors of the Debtors, cause the Debtors to) (a) suspend all discovery, briefing and other matters in connection with the Motion to Dismiss, (b) in the case of the KR Government not to file any motions in the Chapter 11 Proceedings, and (c) not take any other adverse action including any filing in the Chapter 11 Proceedings inconsistent with the Arrangement Agreement in any material respect or affecting the rights or interests of any party or the Temporary Manager, in each case except as agreed by Centerra, the Debtors and the KR Government.
Centerra will be responsible for the funding of the DIP Loan or, following the Closing Date, directly paying, to the extent required to satisfy (a) all administrative expenses of retained professionals of KGC and KOC in the Chapter 11 Proceedings, (b) fees payable to the Office of the United States Trustee, and (c) other allowed administrative expenses approved by the Bankruptcy Court (which shall (i) include any storage costs for goods held in transit as a result of the Chapter 11 Proceedings or at the direction of the Debtors, and (ii) exclude any expenses of vendors, suppliers or customers or any similar expenses arising from the Temporary Manager’s operations of KGC). Centerra shall not bear any costs incurred by the Kyrgyz Republic, Kyrgyzaltyn, the Temporary Manager, any KGC or KOC creditor or supplier or any other interested party prior to, in connection with or during the pendency of the Chapter 11 Proceedings.
The parties acknowledged and agreed that, (a) pursuant to the release granted in the Arrangement Agreement, Centerra and its subsidiaries shall have no further rights, claims or other remedies against KGC and KOC or their assets or property in respect of the DIP Loan as of the Closing Date, and (b) as of the Closing Date Centerra shall arrange for the Debtors’ HSBC account in New York to be closed and any remaining funds shall be used to satisfy any expenses set forth in the preceding paragraph above or otherwise refunded to Centerra.
The parties shall not take any steps inconsistent with the foregoing without the consent of Centerra and the KR Government.
Canadian Proceedings
Centerra and the KR Government have provided each other with the Canadian Proceedings Undertaking pursuant to which each of Centerra and Tengiz Bolturuk have agreed to comply with the following provisions: from the Execution Date and until the earlier to occur of the Closing Date or the termination of the Arrangement Agreement as described below in the section titled “– Termination of the Arrangement Agreement and Effect of Termination”, (a) they shall take no further steps in relation to the Canadian Proceedings or any order or judgement issued in relation thereto (except to arrange for the issuance of an order or judgement reflecting the terms of the decision of the Court or to commence an appeal) or the undertaking as to damages given by Centerra on May 26, 2021, and (b) the time period for taking any step in commencing any appeal of a decision in the Canadian Proceedings by either side is tolled and Centerra and Tengiz Bolturuk have agreed to file any consents necessary to effect such tolling. From and after the Closing Date, Centerra and Tengiz Bolturuk shall not take any further steps in relation to the Canadian Proceedings (including by way of appeal), except that (i) Centerra and Tengiz Bolturuk will consent to an order setting aside the judgement issued in the Canadian Proceedings on February 15, 2022, dissolving any injunctions granted in the Canadian Proceedings, and dismissing the Canadian Proceedings on a without costs basis, and (ii) Centerra and Tengiz Bolturuk will fully and forever release each other of any claims that either of them may have in connection with any issues raised or that could have been raised in the Canadian Proceedings.
The parties shall not take any steps inconsistent with the foregoing without the consent of the KR Government.
Covenants of the Kyrgyz Republic and Kyrgyzaltyn regarding the Centerra Shareholder Approval and Canadian Court Approval
The Arrangement Agreement contains certain customary covenants of the Kyrgyz Republic and Kyrgyzaltyn to cooperate with and assist Centerra in seeking the Centerra Shareholder Approval and the Canadian Court Approval, including (a) by providing Centerra, on a timely basis, any information or documents reasonably requested by Centerra in connection therewith and (b) Kyrgyzaltyn having irrevocably agreed to vote all of the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting and irrevocably constituting and appointing Centerra as its true and lawful agent, attorney and attorney-in-fact with respect to the KZN Centerra Shares, with full power of substitution, to execute and deliver a proxy to vote, or otherwise vote or causing to be voted, all of the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.
Conditions Precedent
The obligations of the parties under the Arrangement Agreement, including the obligation of Centerra to obtain the Final Order and file the Articles of Arrangement, are subject to the fulfillment or waiver of the following conditions precedent (the “Conditions Precedent”), in respect of which the parties have agreed to cooperate in good faith and use their commercially reasonable efforts to satisfy all Conditions Precedent:
(a)
each of the Arrangement Agreement and the RTD Termination Deed shall have been duly authorized and executed by each party thereto;

(b)
the representations and warranties of each party shall be true and accurate as of the date they were made or deemed made;

(c)
each party shall have fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement and the RTD Termination Deed to be fulfilled or complied with by it on or prior to the Closing Date. All payments and deliveries to be made on the Closing Date pursuant to the Arrangement Agreement shall have been made in accordance with the terms of the Arrangement Agreement;

(d)
no law shall be in effect that makes the consummation of the Arrangement Agreement and the RTD Termination Deed, and the transactions contemplated therein, illegal or otherwise prohibits or enjoins any party from consummating the Arrangement Agreement or the RTD Termination Deed and completing the transactions contemplated therein;

(e)
the KR Approvals shall remain in full force and effect without modification as of the Closing Date;

(f)
the Centerra Shareholder Approval shall have been obtained and shall remain in full force and effect;

(g)
the Canadian Court Approval shall have been obtained;

(h)
no court, arbitral or other proceeding regarding the authority, execution and delivery or enforceability of any of the Arrangement Agreement or the RTD Termination Deed shall be pending, proposed or threatened and no law or other governmental action shall have been taken or be pending, proposed or threatened which, if adopted (in the case of any pending, proposed or threatened action), would purport to (i) repudiate, invalidate, denounce, cancel, limit, impair, breach or modify in any way any of the Arrangement Agreement or the RTD Termination Deed or any provision thereof, or (ii) subject any party to a requirement for payment or delivery of property or liability to any third party (other than in respect of Taxes or pursuant to the Arrangement Agreement or the RTD Termination Deed) to which it would not have been subject if the Closing Date did not occur. The Condition Precedent in paragraph (ii) above is solely for the benefit of, and may be waived solely by, the party which is subject to such payment obligation or liability;
(i)
Centerra shall have advanced, or agreed to advance, the DIP Loan in an amount sufficient to enable the Debtors to pay and satisfy their administrative expenses incurred as part of the Chapter 11 Proceedings in accordance with the Arrangement Agreement;

(j)
all Kyrgyz Proceedings shall have been fully, finally and irrevocably terminated, closed, dismissed, or otherwise resolved (assuming, in each case, occurrence of the Closing Date), in each case to the satisfaction of Centerra in its absolute and sole discretion, including taking the steps described above under the heading “– Covenants as to the Termination or Resolution of the Proceedings – Termination of the Kyrgyz Proceedings and Costs”;

(k)
the Chairman of the Cabinet of Ministers of the Kyrgyz Republic shall have executed and delivered a letter to Centerra confirming, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal, administrative or civil claims, cases, judgements, proceedings, investigations, inquiries or convictions against any of the persons released under the heading “The Arrangement – The Arrangement Agreement – Releases and Covenants Not to Sue in Favour of Centerra and Others”;

(l)
all Proceedings (other than the Arbitration Proceedings and the Canadian Proceedings) shall have been fully, finally and irrevocably terminated, closed and dismissed (assuming, in each case, occurrence of the Closing Date) in accordance with the steps described above under the heading “– Covenants as to the Termination or Resolution of the Proceedings” and the Canadian Proceedings Undertaking shall have been complied with by the parties thereto; and

(m)
the Kyrgyz Republic and Kyrgyzaltyn shall procure that KGC delivers a solvency confirmation in respect of KGC as of the Closing Date for the benefit of Centerra from a reputable, independent accountancy or valuation firm mutually agreed by Centerra and the KR Government. Such confirmation shall state that KGC is solvent as of the Closing Date (and able to carry out its financial obligations contemplated in the Arrangement Agreement and in the RTD Termination Deed).

If any Condition Precedent is not satisfied by reason of a matter or circumstance within the control of Centerra, the KR Government may waive any such Condition Precedent in its sole discretion. The Centerra Shareholder Approval and the Canadian Court Approval Conditions Precedent are deemed not to be within the control of Centerra. If a Condition Precedent is not satisfied by reason of a matter or circumstance within the control of the KR Government, Kyrgyzaltyn or any Governmental Entity, Centerra may waive any such Condition Precedent in its sole discretion. The Condition Precedent described in paragraph (h)(ii) above may be waived only by the party who is subject to the applicable court, arbitral or other proceedings, law or other governmental action requiring such party to make a payment or deliver property, or subjecting such party to liability, to any third party (other than in respect of Taxes or pursuant to the Arrangement Agreement or the RTD Termination Deed).
Covenants of Centerra to Cooperate with KGC and KOC
The Arrangement Agreement provides for certain covenants of Centerra to cooperate with KGC and KOC prior to and following the Closing Date, including:
(a)
transferring such KGC and KOC data to KGC and/or KOC on the Closing Date as may be reasonably requested by the Kyrgyz Republic no later than 10 days following the Execution Date, provided that any such data is readily available to Centerra but not available to the Temporary

Manager. Any such data will be provided in the form maintained by Centerra. The Kyrgyz Republic will be solely responsible for obtaining any software or other licenses necessary to receive such data in such form and the inability of the Kyrgyz Republic to receive such data shall not be deemed to be a breach of this covenant by Centerra. For the avoidance of doubt, satisfaction of the preceding undertaking is not a Condition Precedent;
(b)
cooperating in good faith and using commercially reasonable efforts to transfer to KGC and/or KOC (including cooperating with and providing access to an independent, reputable contractor retained by KGC or KOC and acceptable to Centerra, which access shall be limited to KGC and KOC data, provided any such contractor enters into a confidentiality and indemnity agreement on customary terms reasonably satisfactory to Centerra) any material KGC and KOC data stored in Centerra’s IT systems or over which it has control and possession, provided that Centerra shall not in the performance of such obligation be required to expend any of its own funds (other than for its internal personnel costs and other ordinary course overhead expenses) or take any steps which could (in the opinion of Centerra) compromise the security of Centerra’s IT systems, disclose privileged information or violate any applicable law;

(c)
not making, prosecuting, asserting or threatening any Claims against vendors and suppliers to the Kumtor Project or other contract parties with KGC and KOC, in respect of their dealings with KGC, KOC and the Kumtor Project, including without limitation in respect of any prepayments or deposits made to such vendors, suppliers or contract parties, provided that, for the avoidance of doubt, Centerra shall not be prohibited from defending any Claim brought against Centerra by any such party;

(d)
as soon as reasonably practicable, delivering to an agreed list of key suppliers and vendors to KGC a letter (in a form agreed by Centerra and the KR) informing them of the termination of the Chapter 11 Proceedings and that Centerra will not make, prosecute, assert or threaten any Claims against them in connection with their dealings with KGC and the Kumtor Project; and

(e)
as soon as reasonably practicable, delivering a letter (in a form agreed by Centerra and the KR) to the London Bullion Market Association informing them of the Arrangement Agreement and the absence of any Claims by Centerra against the Kyrgyz Republic and Kyrgyzaltyn and withdrawing any previous complaints and/or objections (if any) regarding Kyrgyzaltyn’s status as a “Good Delivery Refiner”.

Representations and Warranties of Centerra
The Arrangement Agreement contains certain customary representations and warranties of Centerra to the KR Government, Kyrgyzaltyn, KGC and KOC, as of each of the Execution Date and the Closing Date, including as to: (a) its existence and good standing under the laws of Canada; (b) its authority to enter into and carry out its obligations under the Arrangement Agreement and that its obligations thereunder are valid, legally binding and enforceable; (c) the receipt of all necessary approvals (other than in the Kyrgyz Republic) to enter into and carry out its obligations under the Arrangement Agreement, other than Canadian Court Approval and filing the Articles of Arrangement with the CBCA Director; (d) the absence of any outstanding laws which prohibit or restrict Centerra from entering into or performing its obligations under the Arrangement Agreement; (e) the absence of any conflict of the Arrangement Agreement with any organizational document or other agreement to which Centerra is a party; (f) the absence of any offer, promise or receipt by any Government Official of anything of value for the purpose of influencing any action or decision; (g) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others”, “– Indemnification in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others” and “– Covenant of Centerra to not Initiate or Assist in Respect of Released Claims”, being effective as of the Closing Date; (h) the absence of any actual, pending or threatened Claims against any person or entity released as described above under the heading “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others”; (i) its ownership of and title to the KGC Shares and the KOC Shares; (j) its Canadian residency for the purposes of the Tax Treaty; and (k) the authorization of KGC and KOC by their respective Boards of Directors to take the actions described in the Arrangement Agreement relating to terminating the Chapter 11 Proceedings.

Representations and Warranties of Kyrgyzaltyn
The Arrangement Agreement contains certain customary representations and warranties of Kyrgyzaltyn to Centerra, as of each of the Execution Date and the Closing Date, including as to: (a) its existence and good standing under the laws of Kyrgyz Republic; (b) its authority to enter into and carry out its obligations under the Arrangement Agreement and that its obligations thereunder are valid, legally binding and enforceable; (c) the receipt of all necessary approvals to enter into and carry out its obligations under the Arrangement Agreement; (d) the absence of any constitutional provisions, laws, regulations, decrees or orders restricting or prohibiting the entry into and performance of the Arrangement Agreement or the enforceability thereof, and the validity of the choice of law and dispute resolution provisions of the Arrangement Agreement, and enforceability of any decision or award made pursuant thereto, under the laws of the Kyrgyz Republic; (e) the compliance of the Arrangement Agreement and RTD Termination Deed with all anti-corruption, anti-money laundering and anti-bribery laws in the Kyrgyz Republic and related matters; (f) the absence of any conflict of the Arrangement Agreement with any organizational document or other agreement to which it is a party; (g) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others”, “– Assumption of Kumtor Project and Project Agreement Liabilities” and “– Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims”, being effective as of the Closing Date; (h) the termination of the Kyrgyz Proceedings, effective as of the Closing Date; (i) the absence of actual, pending or threatened Claims against Centerra or any of its affiliates or any of its or their shareholders, officers, directors, employees, advisors, counsel or consultants or any Centerra Kumtor Personnel; (j) as to its ownership of and title to the KZN Centerra Shares and the number of KZN Centerra Shares; (k) that neither it nor any person or entity who controls Kyrgyzaltyn is in the “local jurisdiction” within the meaning of NI 62-104; and (l) its Kyrgyz residency for the purposes of the Tax Treaty.
Representations and Warranties of the Kyrgyz Republic
The Arrangement Agreement contains certain customary representations and warranties of the Kyrgyz Republic to Centerra, as of each of the Execution Date and the Closing Date, including as to: (a) its authority to enter into and carry out its obligations under the Arrangement Agreement and that its obligations thereunder are valid, legally binding and enforceable; (b) the receipt and effectiveness of all necessary approvals to authorize the Kyrgyz Republic, Kyrgyzaltyn and (as of the Closing Date only) KGC and KOC to enter into and carry out their obligations under the Arrangement Agreement and the RTD Termination Deed and the absence of any constitutional provisions, laws, regulations, decrees or orders restricting or prohibiting the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC from entering into and performing the Arrangement Agreement or the RTD Termination Deed or the enforceability thereof, and the validity of the choice of law and dispute resolution provisions of the Arrangement Agreement, and enforceability of any decision or award made pursuant thereto, under the laws of the Kyrgyz Republic; (c) the KR Approvals remaining in full force and effect; (d) the absence of any conflict of the Arrangement Agreement with any agreement to which it is a party; (e) the absence of liability of Centerra or its related parties for any taxes, levies or other charges in the Kyrgyz Republic arising as a result of the Arrangement Agreement or the RTD Termination Deed; (f) the compliance of the Arrangement Agreement and RTD Termination Deed with all anti-corruption, anti-money laundering and anti-bribery laws in the Kyrgyz Republic and related matters; (g) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others”, “– Assumption of Kumtor Project and Project Agreement Liabilities” and “– Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims”, being effective as of the Closing Date; (h) the termination of the Kyrgyz Proceedings effective as of the Closing Date; (i) there being no criminal convictions of any current or former Centerra Kumtor Personnel or Kumtor Personnel in the Kyrgyz Republic and no outstanding cases, proceedings, investigations or inquiries against any person released as described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others” which have not been disclosed to Centerra by the Kyrgyz Republic within 30 days of the Execution Date; (j) the absence of actual, pending or threatened Claims against Centerra or any of its affiliates or any of its or their shareholders, officers, directors, employees, advisors, counsel or consultants or any Centerra Kumtor Personnel, among others; (k) waiver of rights to seek disallowance or disgorgement of, or object to, professional fees of the retained professionals of KGC and KOC in the Chapter 11 Proceedings; and (l) the lapse of the mandate, and irrevocable dismissal, of the KR State Commission.

Representations and Warranties of KGC and KOC
The Arrangement Agreement contains certain customary representations and warranties of each of KGC and KOC (and the KR Government and Kyrgyzaltyn in respect of each of KGC and KOC) to Centerra, as of the Closing Date, including as to: (a) its existence and good standing under the laws of Kyrgyz Republic; (b) its authority to enter into and carry out its obligations under the Arrangement Agreement; (c) the receipt of all necessary approvals to enter into and carry out its obligations under the Arrangement Agreement; (d) the absence of any constitutional provisions, laws, regulations, decrees or orders restricting or prohibiting the entry into and performance of the Arrangement Agreement or the enforceability thereof, and the validity of the choice of law and dispute resolution provisions of the Arrangement Agreement, and enforceability of any decision or award made pursuant thereto, under the laws of the Kyrgyz Republic; (e) the absence of any conflict of the Arrangement Agreement with any organizational document or other agreement to which it is a party; (f) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others”, “– Assumption of Kumtor Project and Project Agreement Liabilities” and “– Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims”; (g) the absence of actual, pending or threatened Claims against Centerra or any of its affiliates or any of its or their shareholders officers, directors, employees, advisors, counsel or consultants or any Centerra Kumtor Personnel; (h) the compliance of the Arrangement Agreement with all anti-corruption, anti-money laundering and anti-bribery laws in the Kyrgyz Republic and related matters; (i) the absence of any legal proceedings regarding its bankruptcy or insolvency, other than the Chapter 11 Proceedings; and (j) its solvency and ability to carry out the transactions contemplated by the Arrangement Agreement and the RTD Termination Deed.
Termination of the Arrangement Agreement and Effect of Termination
The Arrangement Agreement may be terminated, pursuant to its terms, as follows:
(a)
automatically, in the event that the Closing Date has not occurred on or before the Longstop Date;

(b)
by Centerra, if the Kyrgyz Proceedings have not been terminated by May 19, 2022 (which termination right Centerra has not exercised as of the date hereof but reserves the right to);

(c)
by each of the Kyrgyz Republic and Kyrgyzaltyn, if, at any time prior to the Closing Date, Centerra breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by Centerra in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of receipt of notice of such breach or misrepresentation; and

(d)
by Centerra, if, at any time prior to the Closing Date, either the Kyrgyz Republic or Kyrgyzaltyn breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by the Kyrgyz Republic or Kyrgyzaltyn in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of receipt of notice of such breach or misrepresentation.

Any termination of the Arrangement Agreement shall be without prejudice to any Claims the parties have as of the Execution Date (without regard to the Arrangement Agreement or its negotiation), and none of the parties or their respective affiliates, directors, officers, employees or agents will have any obligations or liabilities pursuant to or in connection with the Arrangement Agreement or its negotiation. For greater certainty, if the Arrangement Agreement is validly terminated pursuant to its terms, the parties thereto may resume any suspended Proceedings.
The Longstop Date is July 31, 2022 or such later date as may be extended by written agreement of the parties to the Arrangement Agreement, provided that Centerra, Kyrgyzaltyn and the Kyrgyz Republic shall each have the right to extend the Longstop Date up to ninety days (in thirty-day increments) in aggregate if the Final Order has not been obtained and has not been denied by a non-appealable decision of the Court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5:00 p.m. (Eastern Time) on the Business Day prior to the original Longstop

Date (or subsequent Longstop Date, as applicable); provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in the case of the Kyrgyz Republic or Kyrgyzaltyn, either the Kyrgyz Republic’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement. By letter agreement dated June 21, 2022, the Corporation, Kyrgyzaltyn and the KR Government agreed that one of the extension rights in the proviso under the definition of Longstop Date may be exercised notwithstanding that the Final Order has been obtained provided that one or more Conditions Precedent remain yet to be satisfied or waived in accordance with the Arrangement Agreement.
Costs
Except as otherwise provided in the Arrangement Agreement in respect of taxes (see “– Share Exchange and Resignations”) and the administrative expenses of KGC and KOC incurred as part of the Chapter 11 Proceedings (see “– Conditions Precedent” and “– Covenants as to the Termination or Resolution of the Proceedings – Termination of the Chapter 11 Proceedings”), each party thereto shall bear its own costs in relation to the negotiation, drafting, execution and fulfilment of the Arrangement Agreement and in relation to the Proceedings, including its own costs associated with the termination or resolution thereof.
Closing Date
The Closing Date shall be no later than the third Business Day following the date that the last of the Conditions Precedent have been satisfied or waived in full (other than conditions which, by their nature, are only capable of being satisfied as of the Closing Date). On the Closing Date, Centerra shall file or cause to be filed the Articles of Arrangement with the CBCA Director such that the Plan of Arrangement shall become effective on the Closing Date. Any party to the Arrangement Agreement may acknowledge such date in writing by delivering the Closing Notice to and for acknowledgement by the other parties thereto, provided that such acknowledgement shall not itself be a Condition Precedent to the occurrence of the Closing Date.
Governing Law
The Arrangement Agreement and any dispute arising out of or related to the Arrangement Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any choice of law or conflict of laws provisions or principles.
Dispute Resolution; Remedies
All disputes arising out of or in connection with the Arrangement Agreement shall be finally settled under the ICC Rules. There shall be one arbitrator, who shall be appointed in accordance with the ICC Rules and:
(a)
The seat of the arbitration shall be London, United Kingdom;

(b)
The language of the arbitration shall be English; and

(c)
Centerra, the KR Government, Kyrgyzaltyn, KGC and KOC agree, pursuant to Article 30(2)(b) of the ICC Rules, that the Expedited Procedure Provisions shall apply irrespective of the amount in dispute and each party acknowledges that pursuant to Article 30(3)(c) of the ICC Rules, the Expedited Procedure Provisions shall not apply if the ICC Court, upon the request of a party before the constitution of the arbitral tribunal or on its own motion, determines that it is inappropriate in the circumstances to apply the Expedited Procedure Provisions.

Nothing in the Arrangement Agreement shall preclude the parties from seeking remedies in aid of arbitration from a court of appropriate jurisdiction.
Nothing in the Arrangement Agreement shall preclude any person from asserting the releases set forth in the Arrangement Agreement as a defence in any proceeding that seeks to enforce a Claim released therein.
For the sole purpose of proceedings before any court of competent jurisdiction to enforce the award of the sole arbitrator appointed in accordance with the Arrangement Agreement, each of the Kyrgyz Republic

(on behalf of itself and each Governmental Entity), Kyrgyzaltyn, KGC and KOC irrevocably waive any immunity from legal process or jurisdiction it has or may have on grounds of sovereignty or otherwise.
Without prejudice to any other remedies available to any party to the Arrangement Agreement at law or contract, if on or after the Closing Date, any party breaches its respective obligations under the covenants described in the sections above titled “– Releases, Covenants Not to Sue and Related Undertakings and Indemnities” in any material respect and such breach is not remedied (if capable of being remedied) within 10 days of notice given by the injured party to the breaching party, such party shall pay, as compensation and not a penalty, to the injured party an amount equal to the Intercompany Payment plus the Cash Consideration minus the Deemed Dividend Withholding Tax Amount. In the event the breach is committed by Centerra, the Kyrgyz Republic shall be deemed to be the injured party, and in the event the breach is committed by the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC, Centerra shall be deemed to be the injured party. In the event the breach is committed by the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC shall be liable on a joint and several basis to make such payment to Centerra.
Procedure for the Centerra Shareholder Approval and the Canadian Court Approval
Completion of the Arrangement is subject to the satisfaction or waiver in full of each of the Conditions Precedent prior to the Closing Date (other than conditions which, by their nature, are only capable of being satisfied as of the Closing Date). Pursuant to the Arrangement Agreement, the Centerra Shareholder Approval and the Canadian Court Approval Conditions Precedent are deemed not to be within the control of Centerra and therefore may not be waived by the KR Government. See the section titled “The Arrangement – The Arrangement Agreement – Conditions Precedent” in this Management Information Circular for a summary of the actions and procedures required to satisfy the other Conditions Precedent.
The following procedural steps must be taken to obtain the Centerra Shareholder Approval and the Canadian Court Approval:
(a)
the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding for this purpose votes attached to Centerra Shares held by Kyrgyzaltyn and any other persons required to be excluded under MI 61-101 (i.e., minority approval), in each case present virtually or represented by proxy at the Meeting. See Appendix A to this Management Information Circular for the full text of the Arrangement Resolution and Appendix E for the Interim Order. See also sections “The Arrangement – Securities Law Matters – Canadian Securities Laws”; “Risk Factors – Risks Related to the Arrangement” and “Voting Information and General Proxy Matters – Procedure and Votes Required” in this Management Information Circular;

(b)
the Plan of Arrangement must be approved by the Court pursuant to the Final Order. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Plan of Arrangement. The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Pursuant to the Arrangement Agreement, the Interim Order and the Plan of Arrangement, any amendment or variation to the Plan of Arrangement ordered by the Court is subject to the consent of Centerra andsolely to the extent the amendment is adverse in any material respect to the interests of the Kyrgyz Republic or Kyrgyzaltyn pursuant to the Arrangement Agreement, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably. The Notice of Application and the Interim Order are attached to this Management Information Circular as Appendix F and Appendix E, respectively; and

(c)
the Final Order, the Plan of Arrangement, and related documents, in the form prescribed by the CBCA, must be sent to the CBCA Director in accordance with the CBCA and the Certificate of Arrangement must be issued by the CBCA Director.

Pursuant to the Arrangement Agreement, Kyrgyzaltyn has irrevocably agreed to vote all of the KZN Centerra Shares, being 77,401,766 Centerra Shares representing approximately 26.0% of the issued and outstanding Centerra Shares, in favour of the Arrangement Resolution at the Meeting and has granted Centerra an irrevocable power-of-attorney to vote the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.

Subject to the Arrangement Resolution being approved by Centerra Shareholders, the application for the Final Order approving the Plan of Arrangement is expected to be made on or about July 28, 2022, at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard. At the hearing, any Centerra Shareholder or any other interested party who wishes to participate, be represented, or present arguments or evidence may do so in accordance with the provisions of the Interim Order, provided that such a party shall serve on Centerra and file with the Court a notice of appearance as set out in the Notice of Application with respect to the application for the Final Order and satisfy any other requirements of the Court.
See the section in this Management Information Circular titled “The Arrangement – Procedure for the Centerra Shareholder Approval and the Canadian Court Approval”.
Information Concerning Centerra
Description of Share Capital
The authorized share capital of Centerra currently consists of an unlimited number of Centerra Shares, an unlimited number of Class A Shares, and an unlimited number of preference shares, issuable in series. See the Centerra AIF for a summary of the terms of these authorized classes of shares. As at the close of business on June 17, 2022, there were 297,454,469 Centerra Shares and no Class A Shares or preference shares issued and outstanding.
Pursuant to the Plan of Arrangement and following the cancellation of the KZN Centerra Shares, the articles of Centerra would be amended to eliminate the Class A Shares as an authorized class of shares in the capital of Centerra.
Following the completion of the Arrangement, Centerra Shareholders (other than Kyrgyzaltyn) would hold 100% of the issued and outstanding Centerra Shares. No preference shares of Centerra are expected to be outstanding immediately following the Arrangement.
See the sections in this Management Information Circular titled “Information Concerning Centerra – Description of Share Capital”.
Other Implications of the Arrangement
Pursuant to the Arrangement Agreement, all of the Project Agreements (being all agreements entered into between Centerra and any Governmental Entity or Kyrgyzaltyn in connection with the Kumtor Project) vis-à-vis Centerra’s obligations would be terminated. Accordingly, the Restated Shareholders Agreement would be terminated, and Kyrgyzaltyn would cease to have any rights thereunder, including any director nomination, registration or pre-emptive rights.
In addition, it is a Condition Precedent to the completion of the Arrangement that Kyrgyzaltyn’s two nominees to the Board, currently Dushen Kasenov and Nurlan Kyshtobaev, execute and deliver Release Agreements providing in each case for their voluntary resignation from the Board. The reconstituted Board would, following completion of the Arrangement, be comprised of: Michael S. Parrett, Bruce V. Walter, Scott G. Perry, Richard W. Connor, Jacques Perron, Sheryl K. Pressler, Paul N. Wright, Susan L. Yurkovich and Wendy Kei.
Pursuant to the Plan of Arrangement and in connection with the Arrangement, the Insurance Risk Rights Plan would also be terminated.
See the section in this Management Information Circular titled “Information Concerning Centerra – Other Implications of the Arrangement”.
Risk Factors
Holding or making an investment in Centerra Shares is subject to numerous risks. In addition to the risks set out in the documents incorporated by reference into this Management Information Circular, the proposed transactions contemplated by the Arrangement and the Plan of Arrangement are subject to certain risks. Centerra Shareholders should carefully consider the risks identified in this Management Information Circular under the heading “Risk Factors” before deciding whether or not to approve the Arrangement Resolution.

Material Income Tax Consequences
No Material Adverse Canadian Federal Income Tax Consequences
Centerra expects that there should generally be no material adverse Canadian federal income tax consequences to Centerra Shareholders (other than Kyrgyzaltyn) resulting from the transactions contemplated by the Arrangement and the Plan of Arrangement.
See the section in this Management Information Circular titled “Material Income Tax Consequences – No Material Adverse Canadian Federal Income Tax Consequences”.
Certain U.S. Federal Income Tax Consequences
Unless Centerra is a passive foreign investment company for U.S. federal income tax purposes with respect to a U.S. Holder, the Arrangement and the Share Exchange are not expected to have any U.S. federal income consequences to U.S. Holders. For more information, including the consequences to U.S. Holders if Centerra were a passive foreign investment company, see “Material Income Tax Consequences – Certain U.S. Federal Income Tax Consequences to Centerra Shareholders”.

THE MEETING
Time, Date and Place
The Meeting will be held virtually at https://web.lumiagm.com/422352408 on July 25, 2022 at 11:00 a.m. (Toronto time).
Record Date and Shares Entitled to Vote
Centerra has fixed the close of business on June 27, 2022 as the Record Date for the determination of Centerra Shareholders entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof. Each Centerra Shareholder of record on the Record Date will be entitled to one vote per Centerra Share held on all matters to be acted upon at the Meeting.
Business of the Meeting
At the Meeting, pursuant to the Interim Order, Centerra Shareholders will be asked to consider and vote upon the Arrangement Resolution. See “Voting Information and General Proxy Matters – Procedure and Votes Required” in this Management Information Circular.
Other than the Arrangement Resolution as described in this Management Information Circular under “Voting Information and General Proxy Matters – Procedure and Votes Required”, Centerra management knows of no other matter expected to come before the Meeting. The accompanying form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the Centerra Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.
Quorum and Votes Required for Certain Matters
Two persons present at the opening of the Meeting who are entitled to vote thereat either as Centerra Shareholders or as proxyholders and holding or representing not less than 25% of the outstanding Centerra Shares carrying the right to vote at the Meeting will constitute a quorum for the Meeting.
The Arrangement Resolution requires the affirmative vote of (i) at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding the votes of any Centerra Shareholders, such as Kyrgyzaltyn, required to be excluded under MI 61-101 (i.e., minority approval), in each case present virtually or represented by proxy at the Meeting.
Pursuant to the Arrangement Agreement, Kyrgyzaltyn has irrevocably agreed to vote all of the KZN Centerra Shares, being 77,401,766 Centerra Shares representing approximately 26.0% of the issued and outstanding Centerra Shares, in favour of the Arrangement Resolution at the Meeting and has granted Centerra an irrevocable power-of-attorney to vote the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.
See sections “The Arrangement – Securities Law Matters – Canadian Securities Laws” and “Voting Information and General Proxy Matters – Procedure and Votes Required ” in this Management Information Circular.
How to Vote at the Meeting
Registered Centerra Shareholders
You are a Registered Centerra Shareholder if your Centerra Shares are registered in your own name. As a Registered Centerra Shareholder, you may attend, ask questions and vote at the virtual-only Meeting via live audio webcast online at https://web.lumiagm.com/422352408. See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting” in this Management Information Circular.

If you are a Registered Centerra Shareholder and will not attend the Meeting, or if your Centerra Shares are registered in the name of a company that you own, your Centerra Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Centerra Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Corporation to Registered Centerra Shareholders along with this Management Information Circular.
Non-Registered Holders
You are a Non-Registered Centerra Shareholder if you beneficially own Centerra Shares that are registered in the name of an Intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the Intermediary is a participant, and therefore do not have Centerra Shares registered in your own name.
The Corporation does not send proxy-related materials directly to Non-Registered Centerra Shareholders. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to Non-Registered Centerra Shareholders. The Corporation has elected to pay for all applicable proxy-related materials to be sent to Non-Registered Centerra Shareholders, including “objecting beneficial owners”, at the Corporation’s cost.
See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting” in this Management Information Circular.
THE ARRANGEMENT
Background to the Arrangement
At the direction and under the oversight of the Special Committee, Centerra and its advisory team have engaged in a comprehensive and extensive process to evaluate Centerra’s legal and strategic options to respond to the imposition of external management over the Kumtor Project by the KR Government in May 2021. Through this process, Centerra has pursued a number of legal strategies to protect its rights and interests, which have to-date been successful in preventing the Kyrgyz Republic from taking further action to expropriate the Kumtor Project and Kyrgyzaltyn from monetizing the KZN Centerra Shares.
However, a negotiated transaction with the Kyrgyz Republic and Kyrgyzaltyn that would allow Centerra to exit its investment in the Kyrgyz Republic in a clean, certain and timely manner in exchange for Kyrgyzaltyn’s equity interest in Centerra has consistently been viewed by Centerra as the most attractive outcome that is reasonably available in the circumstances. The Arrangement, which is the result of extensive arm’s length negotiations between representatives of Centerra and representatives of the Kyrgyz Republic and Kyrgyzaltyn, as well as their respective advisors, would accomplish this preferred outcome.
The Arrangement positions Centerra to move forward from the Kumtor situation and pursue opportunities outside of the Kyrgyz Republic. Pursuant to the Share Exchange, Centerra will transfer legal control of KGC and KOC, and indirectly, ownership of the Kumtor Project, to Kyrgyzaltyn and pay the Cash Consideration. In exchange, Centerra will acquire the KZN Centerra Shares for cancellation. In addition, pursuant to the Plan of Arrangement, Centerra will repay in full the Intercompany Claim Balance between Centerra and KGC by paying the Intercompany Payment of $50 million to KGC on the Closing Date and, as to the balance, by way of set-off against the KGC Dividend to be declared by KGC immediately prior to the Closing Date. Not only will the Arrangement provide Centerra with immediate and assured value, but effecting a separation from Kyrgyzaltyn and the Kyrgyz Republic will allow Centerra to better compete for opportunities in the marketplace and consider value enhancing opportunities which have been impractical for Centerra to pursue by eliminating the negative repercussions and perceptions or “overhang” associated with the presence of a major shareholder (Kyrgyzaltyn) that is wholly-owned by the KR Government. In addition, the Arrangement Agreement contemplates the resolution of the various disputes among Centerra, the Kyrgyz Republic and Kyrgyzaltyn, as described below. The Arrangement is also expected to provide the benefits to Centerra described below under “The Arrangement – Reasons for the Arrangement”. Implementing certain of aspects of the Arrangement through the Plan of Arrangement allows Centerra to complete the Arrangement while subjecting its terms to the Centerra Shareholder Approval and the Canadian Court Approval, which provides certainty and a clear path for Centerra to purchase the KZN Centerra Shares for cancellation in compliance with Canadian securities laws. The Plan of Arrangement is also an effective mechanism to complete certain ancillary matters related to Centerra ceasing to own KGC and KOC, and Kyrgyzaltyn ceasing to be a Centerra Shareholder, including the extinguishment of the Intercompany Claim Balance, termination of the loan agreements in respect of the Intercompany Claim Balance, the elimination of the Class A Shares as an authorized class of shares in the capital of the Corporation and termination of the Insurance Risk Rights Plan.
The following is a summary of the main events that led to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the various parties that preceded the public announcement of the Arrangement Agreement.
History of the Kumtor Project
The Kumtor Project is owned by Centerra’s wholly-owned subsidiary, KGC. Located in the Kyrgyz Republic, it is one of the largest operating gold mines in Central Asia. Centerra and its predecessor, Cameco Corporation (“Cameco”), have operated the Kumtor Project since 1993.
Centerra (and prior to its formation, Cameco) made significant capital investments in developing and operating the Kumtor Project in reliance on a series of agreements (including the Project Agreements) with successive governments of the Kyrgyz Republic and with Kyrgyzaltyn, which is wholly-owned by the KR Government. The agreements contained fundamental investment protections governing Centerra’s investment. By virtue of those agreements, Kyrgyzaltyn became the largest single Centerra Shareholder, currently holding approximately 26.0% of the outstanding Centerra Shares.
While Centerra has always sought a transparent, cooperative and supportive relationship with the KR Government and Kyrgyzaltyn, the relationship has often been fractious. In the context of these cyclical disputes, Centerra established the Special Committee, comprised of independent directors in 2013 to, among other things, oversee interactions between management and the Kyrgyz Republic and Kyrgyzaltyn. The Board recognized that matters had arisen that should be overseen, reviewed, considered and evaluated by independent directors who were not subject to any real or perceived conflicts of interest. The historic disputes between Centerra and the Kyrgyz Republic have previously been resolved through negotiated restructurings that involved Centerra retaining ownership of, and operational control over the Kumtor Project, but with various economic concessions being provided by the Corporation to the Kyrgyz Republic.
The historic relationship between Centerra (and prior to its formation, Cameco) and the KR Government and Kyrgyzaltyn has been described repeatedly and in detail in Centerra’s public disclosure over the course of several years. Certain important milestones in that relationship include the following:
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In 1992, in conjunction with Cameco’s initial investment to develop the Kumtor mine, Cameco, the Kyrgyz Republic and Kyrgyzaltyn entered into a Master Agreement, establishing the rules and regulations with respect to the development of the Kumtor deposit, including mineral tenure, operating obligations, applicable taxes, employment of Kyrgyz citizens, and the import and export of funds, materials and gold produced by the mine.

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In 2003, the Kyrgyz Republic, Kyrgyzaltyn and Cameco agreed to restructure the Kumtor Project, resulting in the creation of Centerra. In connection with this restructuring, the Master Agreement was superseded by an Investment Agreement, which continued the regime established by the Master Agreement and incorporated the protections contained in the recently enacted Investment Law of the Kyrgyz Republic. As a consequence of the 2003 restructuring, the Kyrgyz Republic and Kyrgyzaltyn received substantial benefits, including Kyrgyzaltyn receiving a 28.8% equity interest in Centerra, a portion of which was sold in 2004 in a secondary offering to the public for proceeds to Kyrgyzaltyn of more than C$166 million. For its part, Centerra believed that the restructuring and the new Investment Agreement had laid a stable foundation for future operations and substantial new capital investment by Centerra in the Kumtor Project.

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In 2005, the Kyrgyz Republic’s first President, Askar Akayev (who had been in power since 1990 and throughout the period during which the Kumtor Project had been constructed and commenced production) was replaced by President Bakiyev.

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Following Mr. Bakiyev’s appointment as President, the Kyrgyz Republic’s Parliament began to consider draft legislation that Centerra believed violated the terms of the agreements with the Corporation and others that had been in place since 2003 (and described in Centerra’s public disclosure, including the final prospectus dated June 22, 2004 in connection with the initial public offering of Centerra Shares). This draft legislation: challenged the legal validity of the 2003 agreements with the Kyrgyz Republic and Kyrgyzaltyn; proposed recovery of additional taxes on amounts relating to past activities at the Kumtor Project; and provided for the transfer of gold deposits (including those at the Kumtor Project) to a Kyrgyz owned entity.

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Ultimately, in order to preserve its ownership and control of the Kumtor Project, Centerra negotiated and entered into a new agreement with the Kyrgyz Government on August 30, 2007, revising the terms of the previous 2003 agreements. The Kyrgyz Republic submitted the revised agreement to the Jogorku Kenesh (i.e., the Kyrgyz Parliament) for parliamentary approval in early September 2007. However, while the Kyrgyz Parliament began to deliberate on whether to approve the agreement, the President, who was publicly in support of nationalizing the Kumtor Project, dismissed Parliament. As a result, the revised agreement was never formally approved by the Kyrgyz Republic.

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The following year, in 2008, Centerra was actively involved both in international arbitration with the Kyrgyz Government and in defending litigation in the Kyrgyz Republic that sought to invalidate the decrees, agreements, and licenses that permitted the operation of the Kumtor Project. Again, Centerra and KGC entered into good faith negotiations with the Kyrgyz Government to resolve the outstanding issues between them.

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These negotiations ultimately culminated in Centerra, KGC, KOC, the Kyrgyz Government, Kyrgyzaltyn, and Cameco entering into the Project Agreements. Pursuant to the Project Agreements, the Kyrgyz Republic and Kyrgyzaltyn received, among other benefits:

◦ Kyrgyzaltyn receiving additional shares in Centerra;
◦ forgiveness of existing debt;
◦ substantial cash payments totalling approximately $20 million;
◦ Kyrgyzaltyn receiving the right to nominate an additional Kyrgyzaltyn Nominee to the Board;
◦ a revised, beneficial tax regime; and
◦ the termination by Centerra of international arbitration proceedings.
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Centerra entered into the Project Agreements in 2009 on the basis that they fully, finally and comprehensively released and resolved all disputes and claims against Centerra and the Kumtor Project. The settlement confirmed total transparency and enforceability to ensure that agreements would not be challenged in the future and confirmed Kyrgyz Government support of the Kumtor Project. Specifically:

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The Project Agreements were signed by the then-Prime Minister of the Kyrgyz Republic, and included representations and warranties from the Kyrgyz Government regarding its authority to enter into and fulfill its obligations under such agreements.

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The Project Agreements were approved by the Kyrgyz Parliament, which enacted legislation approving and directing the Kyrgyz Government to implement the Project Agreements and making the contemplated modifications and amendments to the tax regime applicable to KGC and KOC (the “New Kumtor Laws”). The New Kumtor Laws provided that in the event of any inconsistency between the Project Agreements and any Kyrgyz laws, the Project Agreements would prevail.

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The Constitutional Court of the Kyrgyz Republic issued a decision confirming the validity of the New Kumtor Laws and holding that the Agreement on New Terms (i.e., the agreement providing for the framework pursuant to which the other Project Agreements would be entered) “…is executed within the scope of authority of the Government, and the Prime Minister, as a head of the Government, was authorized to sign it in conformity with the requirements of… the Constitution”.

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The Kyrgyz Republic’s Ministry of Justice issued an opinion confirming the validity of the Project Agreements and the new laws implementing them.

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In 2010, President Bakiyev left office and the Kyrgyz Government transitioned to new leadership. On February 15, 2012, the Kyrgyz Parliament established a Parliamentary Commission to inspect and review the Kumtor Project. This Parliamentary Commission issued a report dated June 18, 2012, alleging non-compliance by the Kumtor Project with certain environmental laws. Pursuant to its report, on June 27, 2012, the Kyrgyz Parliament adopted Resolution 2117-V, which declared the Project Agreements to be contrary to the interests of the Kyrgyz Republic and called for the creation of a State Commission (the “2012 State Commission”) with the stated aim of “assessing the environmental, industrial and social damage caused by the activities … at Kumtor deposit.” On July 3, 2012, the Kyrgyz Government issued Decree No. 465, establishing the 2012 State Commission “to inspect and review KOC compliance with standards and requirements on rational use of natural resources, environmental and operational safety, and community social protection.”

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Despite the significant measures taken by the Kyrgyz Government in 2009 to conclude and ratify the Project Agreements with Centerra, one of the 2012 State Commission’s tasks was to conduct a “legal examination of agreements made on Kumtor Project [sic] in terms of protection of the state interests.” In early 2013, the 2012 State Commission issued a report that challenged the Kyrgyz Government’s authority to have entered into the Project Agreements and the fairness of provisions of the Project Agreements. The Kyrgyz Parliament thereafter adopted a resolution that directed the Kyrgyz Government to renegotiate the Project Agreements to give Kyrgyzaltyn a majority ownership stake in the Kumtor Project, and if the negotiations were unsuccessful, decreed that KGC’s concession agreement would be cancelled.

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In 2013, Kyrgyz agencies initiated legal proceedings against KGC and/or KOC in Kyrgyz courts, alleging violations of environmental, tax and criminal Laws. As detailed below, among these claims were: an allegation that KOC was improperly storing waste rock on glaciers and failing to pay the government fees for this rock disposal; a claim against KGC demanding the return of a $200 million dividend paid to its sole shareholder, Centerra, in the ordinary course in December 2013; and criminal charges against several individuals involved in the negotiation and approval of the Project Agreements.

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Thereafter, Centerra entered into discussions with the Kyrgyz Republic and Kyrgyzaltyn with a view to restructuring the Kumtor Project again. Following discussion between Centerra management and the Kyrgyz Government and Kyrgyzaltyn during 2013, the Corporation, the Kyrgyz Government and Kyrgyzaltyn entered into a non-binding Heads of Agreement on the Kumtor Project Restructuring (the “HOA”) on December 21, 2013 (subsequently re-signed with non-material amendments on January 14, 2014).

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During 2014 and 2015, management of Centerra and KGC engaged in further extensive discussions with the Kyrgyz Government and Kyrgyzaltyn and their professional advisors in an attempt to implement the terms of the HOA. However, on December 21, 2015, the Kyrgyz Prime Minister informed Centerra of the Kyrgyz Government’s: (a) intention to withdraw from further negotiations regarding the implementation of the HOA; and (b) desire to begin new consultations with Centerra regarding the “further efficient implementation of the Kumtor Project”.

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In 2016, the Kyrgyz Government commenced claims in Kyrgyz courts against KGC and KOC, alleging environmental damages in breach of Kyrgyz laws, particularly in connection with the storage of material on glaciers located at the mine site – a practice that had been repeatedly approved by Kyrgyz regulators.

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The Kyrgyz Government also commenced criminal cases against certain of KGC’s managers, alleging that they had deprived the Kumtor Project of assets or had caused unspecified damage to the Kyrgyz Republic. In 2016, the Kyrgyz Government deployed the Kyrgyz State Committee for National Security (“GKNB”) to raid KGC’s offices and seize its files and documentation. GKNB agents also appeared at that time at the homes of other senior managers of KGC. A number of these managers (and their spouses) were restricted from leaving the country for a prolonged period.

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As a consequence of the Kyrgyz Government’s actions, Centerra and KGC commenced a second arbitration and successfully obtained an award granting interim measures on July 17, 2017. These interim measures directed the Kyrgyz Government to stay the various court proceedings it had commenced in the Kyrgyz courts, and ordered the Kyrgyz Government to “use its best efforts to ensure that public officials, authorities, agencies and instrumentalities of the Kyrgyz Republic comply with the present decision.”
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After engaging in discussions with a view to a negotiated settlement, the parties ultimately resolved their disputes from 2016/2017 by executing the 2017 Strategic Agreement which became fully effective in August 2019 after the satisfaction by the parties of various conditions precedent to its implementation. The 2017 Strategic Agreement re-affirmed the Project Agreements, and provided for: (a) a series of payments to be made by Centerra; (b) a comprehensive settlement, resolution and release of substantially all of the then-existing arbitral and environmental claims, disputes, proceedings and court orders affecting the Kumtor Project; and (c) economic concessions to Centerra and KGC and KOC. In the 2017 Strategic Agreement, the Kyrgyz Government agreed, on behalf of itself and any person or entity entitled to make a claim in the name of the Kyrgyz Republic, “never to bring any action, directly or indirectly, on the subject matter of” any of the extinguished claims. The KR Government also agreed to “support” KGC and KOC and to “uphold the terms” of the 2017 Strategic Agreement “in any action brought by any Government Entity or third party acting or purporting to act on behalf of” the Kyrgyz Republic.

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Following the implementation of the transactions contemplated by the 2017 Strategic Agreement, the Board determined that the Special Committee would remain constituted but dormant until such time as it was re-activated by the Board. The Special Committee was thereafter reactivated by the Board, effective January 1, 2020, in response to political developments in the Kyrgyz Republic. Comprised of independent members of the Board, the Special Committee’s mandate was amended and restated to authorize and empower the Special Committee to, among other things, oversee, review, consider and evaluate all Kyrgyz Republic-related matters, including matters that by virtue of Kyrgyzaltyn’s ownership stake in the Corporation could give rise to real or perceived conflicts of interest, and to review, consider, and evaluate any proposals or other corporate action initiated by or developed in relation or response to such matters. The Special Committee was further authorized by the Board to, among other things, seek advice from Centerra’s legal counsel, retain one or more financial advisors, public relations firms, environmental experts and/or other experts.

In 2019, Centerra had hoped that the relationship with the Kyrgyz Republic and Kyrgyzaltyn had largely stabilized. Unfortunately, in late 2020, the situation in the Kyrgyz Republic once again changed dramatically, ultimately resulting in the KR Government imposing external management over the Kumtor Project and taking other actions against Centerra, its Kyrgyz subsidiaries and its and their personnel. Certain milestones leading up to the imposition of external management over the Kumtor Project are described below:
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Kyrgyz parliamentary elections held in early October 2020 immediately resulted in a period of political and social disruption in the country, eventually leading to the cancellation of the parliamentary election results, the resignation of the then Kyrgyz Prime Minister and President and the election of Mr. Sadyr Japarov as President.

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On or about February 24, 2021, the Kyrgyz Government established a state commission (the “2021 State Commission”) to, among other things, review the performance of the Kumtor Project and to review the results of a previous Kyrgyz Republic State Commission established in 2012.

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In 2021, the KR Government resurrected a number of historical tax claims and environmental claims relating to the Kumtor Project, each of which the Corporation believed to have been resolved years prior either through previous agreements or Kyrgyz court decisions. When Centerra disclosed the tax claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties. The amounts claimed by the Kyrgyz Republic in the tax claims were subsequently increased to over $1 billion.

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Despite repeated efforts by the management of Centerra to commence meaningful constructive dialogue with the KR Government, they refused to engage. During the spring of 2021, the Parliament of the Kyrgyz Republic began to consider several laws and legislative amendments that Centerra believed would, among other things, fundamentally alter and breach the Project Agreements, including the 2009 Kyrgyz law that ratified the Project Agreements.

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On April 21, 2021, Centerra delivered a Notice of Dispute to the KR Government identifying the foregoing and other actions taken and/or threatened by the KR Government and its instrumentalities against Centerra and the Kumtor Project in violation of the Project Agreements, commencing a period to resolve the disputes in good faith following which formal arbitration could be commenced.

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On April 30, 2021, legislation was introduced before the Kyrgyz Parliament (the “Temporary Management Law”) that would allow the KR Government to appropriate management authority over KGC (and therefore, over the Kumtor Project). The Temporary Management Law was passed in three readings on May 6, 2021. At that time, it was acknowledged that the only operation in the Kyrgyz Republic to which this law would apply was the Kumtor Project.

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On May 7, 2021, a Kyrgyz court rendered a decision awarding damages against KGC of approximately $3.1 billion payable to the Kyrgyz Republic in respect of alleged damage caused by KGC’s past practice of placing waste rock on glaciers. On the day that this judgement was issued, the Special Committee, which had been reconstituted the prior year, met with Centerra management, certain independent Centerra directors and representatives of Centerra’s legal advisors to obtain an update on these events. In particular, the Special Committee received an update on Centerra’s interactions with the 2021 State Commission and on the tax and other claims brought against KGC, and the Temporary Management Law. The Special Committee also reviewed the process for proceeding with arbitration in light of the Notice of Dispute that had been delivered in April 2021. Following this meeting, Centerra issued a press release disclosing the events in the Kyrgyz Republic, including updating the market with respect to the Temporary Management Law.

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The Special Committee met again on May 10, 2021: (a) to receive an update from management on the recent developments in the Kyrgyz Republic; (b) to receive advice from management and from the Corporation’s external counsel, Stikeman Elliott LLP (“Stikeman Elliott”) and Sullivan & Cromwell LLP (“Sullivan & Cromwell”); and (c) to consider and discuss the impact on Centerra’s business and potential strategic responses should the situation in the Kyrgyz Republic escalate even further, including by means of arbitration, negotiation, potential rights plans or offerings and/or a potential reorganization that could address the impact of Kyrgyzaltyn’s ongoing shareholding position in Centerra and related rights.

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The KR Government imposed external management over the Kumtor Project on May 15. Centerra understands that during the period from May 15 to 17, 2021, the homes of senior managers of KGC in the Kyrgyz Republic were visited by Kyrgyz agents. The managers were then taken to KGC’s office in Bishkek, Kyrgyz Republic where a search of the office was carried out, and documents, computers and passwords to the Centerra network were seized.

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On May 17, 2021, one of Centerra’s directors, Tengiz Bolturuk, resigned as a director of Centerra. He then attended the Kyrgyz Parliament to report on the work of the 2021 State Commission. Pursuant to the Temporary Management Law, the Kyrgyz Government then installed Mr. Bolturuk as “Temporary External Manager” for KGC.

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After being appointed as Temporary External Manager, Mr. Bolturuk assumed the management of KGC and operating control of the Kumtor Project. Under Mr. Bolturuk’s control, direction and management, KGC continued to extract gold for the benefit of the Kyrgyz Government without any compensation to Centerra.

Centerra understands that the KR Government has also opened a series of criminal investigations relating to the Kumtor Project and, in particular, in relation to alleged corruption in connection with the agreements entered into between Centerra (or Cameco, as applicable), and the KR Government pursuant to which the Kumtor Project was operated. Centerra further understands that the KR Government has arrested or detained a sizeable number of former Kyrgyz politicians and government officials, including several former prime ministers, in connection with such investigations.
In addition, there have been reports that the Kyrgyz Republic has reopened a series of criminal investigations in connection with the Kyrgyz Republic General Prosecutor Office’s attempt to unwind an ordinary course $200 million dividend declared and paid by KGC to its sole shareholder, Centerra, in December 2013. Centerra also understands that the Kyrgyz Republic has opened a criminal investigation into alleged “cyber-sabotage” and violations of Kumtor Project employee rights related to actions taken by Centerra to prevent unauthorized access to its IT systems in connection with the May 2021 imposition of external management over the Kumtor Project. These reports identify certain members of former Centerra and KGC management teams and state that those individuals were prosecuted in absentia and put on wanted lists by the State Committee for National Security of the Kyrgyz Republic. Centerra denies the allegations on which these criminal investigations are based.
Centerra’s responses to the KR Government’s actions in respect of the Kumtor Project
The Special Committee met on many occasions after the imposition of external management over the Kumtor Project and other actions by the Kyrgyz Government and its instrumentalities to consider the events unfolding in the Kyrgyz Republic. In connection with its mandate, the Special Committee has received advice from Stikeman Elliott and Sullivan & Cromwell and from Centerra’s financial advisor, Cormark. Furthermore, the Special Committee has retained and received advice from a number of other advisors. These advisors include: Cutfield Freeman & Co. (“Cutfield”) and Greenhill & Co. Canada Ltd. (“Greenhill”), independent financial advisors to the Special Committee; Davies Ward Phillips & Vineberg LLP (“Davies”), independent legal counsel to the Special Committee; and Eight Capital, independent financial advisors and valuators. The Special Committee has also received advice from advisors in relation to the political situation in the Kyrgyz Republic, government relations experts, experts in international criminal law, U.K. legal counsel, Kyrgyz legal counsel, legal experts, media relations advisors and others.
At the direction and under the oversight of the Special Committee, Centerra took numerous steps in response to the Kyrgyz Republic’s actions in respect of the Kumtor Project. In particular:
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Centerra initiated the Arbitration Proceedings against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under the agreements governing the Kumtor Project and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable for any and all losses and damages that result from their actions against KGC and the Kumtor Project. Following the resignation of the first appointed arbitrator on October 27, 2021 (citing the refusal by the Kyrgyz Republic and Kyrgyzaltyn to (a) agree to protections he had requested against personal claims being brought against him by the parties, and (b) pay his requested fees), a new arbitrator was appointed to adjudicate the arbitration dispute. Centerra also filed an application requesting urgent interim measures in connection with the arbitration proceedings to address certain critical operational and safety problems at the Kumtor Project, to preserve the status quo at the Kumtor Project and to obtain some transparency and reporting as to the Kumtor Project’s operations.

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In accordance with the Restated Shareholders Agreement, the Board, on the recommendation of the Special Committee, took steps to restrict Kyrgyzaltyn from transferring or encumbering any of the KZN Centerra Shares or exercising any voting rights or dissent rights attached to the KZN Centerra Shares. Under the terms of the Restated Shareholders Agreement, as a result of these steps, dividends or distributions on the Centerra Shares that would otherwise be payable to Kyrgyzaltyn or its affiliates have been waived and were donated to Centerra to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Project’s assets or operations) or distributions from KGC. Centerra subsequently announced four dividends, payable on June 10, September 8, and December 3, 2021 and March 11, 2022. Kyrgyzaltyn has delivered a notice of dispute under the Restated Shareholders Agreement, indicating that it may seek to challenge the Board’s determination under the Restated Shareholders Agreement through arbitration.

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On May 31, 2021, KGC and KOC filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised Chapter 11 Proceedings provide for, among other things, a worldwide automatic stay of all claims against KGC and KOC. Centerra also announced publicly on May 31, 2021, that it had retained external advisors (i.e. Stikeman Elliott, Sullivan & Cromwell and Cormark) to assist with a strategic review under the direction of the Special Committee, including the evaluation of all possible alternatives to preserve and enhance value for its stakeholders in light of the Kumtor situation.

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Centerra initiated the Canadian Proceedings against Tengiz Bolturuk for, among other things, breaches of his fiduciary duties to the Corporation. On May 26, 2021, the Court issued an order restraining Mr. Bolturuk from, among other things, having any further involvement, directly or indirectly, with the management, operation or control of the Kumtor mine pending further order of the Court. On February 15, 2022, the Court issued a judgment extending the injunction for so long as Centerra has or asserts an interest in KGC or the mine. On March 16, 2022, Mr. Bolturuk initiated an appeal of the judgment.
During the months of May through August 2021, under the oversight of the Special Committee, Centerra continued to advance the Canadian Proceedings and continued to attempt to advance the Arbitration Proceedings through the appointment of an arbitrator. KGC and KOC also continued to advance the Chapter 11 Proceedings during this period.
While Centerra and its affiliates implemented and pursued these various legal strategies, Centerra also vigorously engaged in multi-faceted outreach efforts to initiate discussions with senior representatives of the KR Government in an effort to negotiate a mutually acceptable outcome. At the time, the Corporation had consistently stated that it remained willing and available to engage with the Kyrgyz Republic in a constructive dialogue on the matters it considered to be the subject of dispute.
On June 7, 2021, the Board met to receive a comprehensive update from the Special Committee, Centerra management and the Corporation’s internal and external legal advisors. This update addressed events in the Kyrgyz Republic and the Corporation’s responses thereto and available strategic options. On June 30, 2021, the Special Committee met again to receive a further update from management and Centerra’s legal advisors regarding events in the Kyrgyz Republic and potential strategic responses thereto. Management summarized the status of the ongoing Chapter 11 Proceedings, the Canadian Proceedings and the Arbitration Proceedings and their ability to yield practical benefits to the Corporation over the short, medium and long-term. The Special Committee engaged in a lengthy discussion concerning these matters and the potential and desire for a negotiated solution. The Special Committee concluded that, at such time, it would be appropriate to continue to monitor the events in the Kyrgyz Republic, pursue the Corporation’s ongoing legal strategies, and pursue all avenues available to the Corporation to commence a constructive dialogue with Kyrgyz officials.
On July 30 and August 23, 2021, the Special Committee met again, including with members of management, certain independent Centerra directors and representatives of Stikeman Elliott, and Sullivan & Cromwell present. Cormark was also in attendance at the meeting on August 23, 2021. During these meetings, the Special Committee received: (a) an update on the situation in the Kyrgyz Republic; (b) a comprehensive overview of the preliminary results of management’s review of Centerra’s strategic plan and prospects; (c) a report summarizing management’s views on the strategic alternatives available to Centerra in order to maximize value for Centerra’s stakeholders; and (d) a presentation from Cormark that reviewed the serious challenges to Centerra created by Kyrgyzaltyn’s continued presence as a major shareholder and analyzed options available to Centerra in respect of the KZN Centerra Shares. During these meetings, Cormark presented to the Special Committee on the profile and business of Centerra without the Kumtor Project as an operating asset and/or without Kyrgyzaltyn as a Centerra Shareholder. Cormark also provided the Special Committee with a detailed overview of various additional strategic alternatives potentially available to Centerra. The analysis concluded that the status quo was the least advantageous option for Centerra, given that Centerra faced an eroding competitive position and inability to pursue strategic opportunities while the Kumtor situation remained unresolved. By contrast, a transaction that would result in a resolution of the Kumtor situation, including the purchase for cancellation of the KZN Centerra Shares, would make it easier for Centerra to execute various strategic and growth opportunities.
During the August 23, 2021 Special Committee meeting, it was acknowledged that the Kumtor situation threatened to continue to overshadow Centerra’s other operations and could result in a protracted distraction over a potentially long time horizon. The Special Committee continued to be concerned that it could take a significant period of time to obtain a favourable result in the Arbitration Proceedings and that there could be real difficulties in enforcing awards and recovering damages against the Kyrgyz Republic and Kyrgyzaltyn. Moreover, the continued presence of Kyrgyzaltyn as a Centerra Shareholder during the pendency of those proceedings would significantly impede Centerra’s ability to engage in strategic transactions and realize on corporate opportunities. The Special Committee discussed various strategies and strategic alternatives that may be available to the Corporation. At the end of this meeting, the Special Committee concluded that the preferred outcome remained a negotiated agreement through a constructive dialogue with the Kyrgyz Republic and Kyrgyzaltyn.

Following the August 23, 2021 Special Committee meeting, potential independent financial advisors and independent valuators were approached to assist the Special Committee in evaluating potentially viable alternatives associated with the Kumtor situation. The Special Committee retained each of Cutfield and Greenhill as independent financial advisors.
On September 21, 2021, the Special Committee met again, including with members of management, certain independent Centerra directors and representatives of Stikeman Elliott, Sullivan & Cromwell, Cormark, Cutfield and Greenhill present. During this meeting, the critical importance of resolving the Kumtor situation expeditiously was emphasized by all financial and legal advisors. Cormark provided the Special Committee with an extensive overview of industry and market trends, and highlighted for the Special Committee the adverse market impact that Centerra’s Kyrgyz exposure has had and was continuing to have on Centerra’s share price and performance relative to its peers. The Special Committee has also received a comprehensive overview of proposed legal strategies to respond to the actions of the KR Government. The Special Committee also received an in-depth update on recent events in the Kyrgyz Republic, including the limited information available to management regarding the operational status of the Kumtor Project.
At this meeting, management also advised the Special Committee that a proposal had been made to have Scott Perry meet with a senior representative of the KR Government, Akylbek Japarov in Geneva, Switzerland. In late September 2021, Centerra representatives met with representatives of the Kyrgyz Republic in Geneva, Switzerland to discuss the imposition of external management over the Kumtor Project. The Geneva meetings culminated without any satisfactory resolution of the ongoing dispute.
In early November 2021, the Special Committee engaged independent counsel, Davies, to assist it in assessing strategies that had been previously proposed, and to identify any further options that might be pursued to resolve the dispute in the near term. On November 4, 2021, the Special Committee met again. Management, certain independent Centerra directors and representatives of Stikeman Elliott, Sullivan & Cromwell, Davies and Cormark were all present to discuss, among other things, strategic alternatives available to the Corporation in light of the KR Government’s position, as expressed during the meetings in Geneva. In addition, the Special Committee was provided with an update on the Arbitration Proceedings, including the fact that the appointed arbitrator had resigned. The Special Committee also discussed recent events in the Kyrgyz Republic, including the adoption by the Kyrgyz Parliament of Amendments to Certain Legislative Acts of the Kyrgyz Republic on Economic Emergencies which could purportedly enable the Kyrgyz Government to use groundless corruption, tax, environmental and other claims against KGC and KOC to seize legal ownership of those companies.
Thereafer, management and the advisors to Centerra, including Stikeman Elliott, Cormark and Davies, and the Special Committee continued to explore potential legal strategies to achieve a satisfactory outcome with respect to the Kumtor situation, including through the Arbitration Proceedings. However, the Special Committee recognized that it could take a significant period of time to obtain a favourable result in the Arbitration Proceedings and that there could be issues in collecting on an award against the Kyrgyz Republic and Kyrgyzaltyn, if one were to be obtained. This reality reinforced the view that a commercial transaction resulting in the separation of the parties negotiated through bilateral discussions with the leadership of the KR Government was the most efficient and preferable outcome in the circumstances.
Negotiations with the KR Government
On November 2, 2021, at the invitation of representatives of the KR Government, Centerra, through Cutfield and Sullivan & Cromwell, communicated proposed terms of a transaction framework to Arnold & Porter Kaye Scholer LLP (“Arnold & Porter”), legal counsel to the Kyrgyz Republic and Kyrgyzaltyn. The transaction framework proposed by Centerra was premised on the concept of obtaining a clean separation of Centerra from the Kyrgyz Republic and Kyrgyzaltyn. Centerra would give up control of, and responsibility for, the Kumtor Project in return for the purchase for cancellation of the KZN Centerra Shares. In addition, the proceedings relating to the Kumtor Project would be terminated and mutual releases exchanged.
On November 25, 2021, Arnold & Porter communicated the Kyrgyz Republic’s and Kyrgyzaltyn’s proposed counter, which addressed those terms as well as the Intercompany Claim Balance, unpaid dividends, the Reclamation Trust Fund and proposed certain additional payments by Centerra. The Kyrgyz Republic’s and Kyrgyzaltyn’s positions were discussed by representatives of the Special Committee with Cutfield and

Centerra’s other advisors before Centerra responded on November 30, 2021. During that exchange, it was clear that the Kyrgyz Republic and Kyrgyzaltyn accepted in principle the transfer of control and responsibility for the Kumtor Project in exchange for the purchase for cancellation of the KZN Centerra Shares. However, there continued to be disagreement over certain financial and other terms, including the treatment of the Intercompany Claim Balance and potential cash payments as part of consideration for the purchase for cancellation of the KZN Centerra Shares.
On December 2, 2021, the Special Committee met again with representatives of management, certain independent Centerra directors, and representatives of the financial advisors (Cormark, Greenhill, Cutfield and Eight Capital) and external legal counsel (Stikeman Elliott and Sullivan & Cromwell and Davies). At this meeting, the Special Committee received a comprehensive update on, among other things, the current status of the negotiations with the Kyrgyz Republic and Kyrgyzaltyn. During this update, the Special Committee was led through the potential terms of the negotiated transaction, including the current status of the negotiations. The Special Committee was also briefed on recent developments in the Kyrgyz Republic, including the results of that country’s recent elections. The Special Committee discussed with its financial and legal advisors the progress of the Arbitration Proceedings and the Chapter 11 Proceedings. Further discussion addressed the options available to Centerra, including a negotiated solution and other strategies. At the conclusion of the meeting, the Special Committee directed management to continue to advance negotiations with the Kyrgyz Republic and Kyrgyzaltyn.
On December 24, 2021, representatives of the Corporation met with representatives of the Kyrgyz Republic and Kyrgyzaltyn and agreed in principle to a framework for a negotiated agreement. The parties signalled an intention to work towards completing negotiations and entering into a binding agreement. In addition, the Corporation proposed to implement certain aspects of the Arrangement by way of a court-approved plan of arrangement, which would provide certain benefits, including subjecting the terms of the transaction to a shareholder vote, addressing technical issues raised by Canadian securities laws and would provide additional certainty that any transaction ultimately agreed upon could be completed without undue delay.
On December 27, 2021, a draft of the Arrangement Agreement was provided to Arnold & Porter with Russian and Kyrgyz translations subsequently prepared. In early January 2022, the Corporation’s legal counsel prepared drafts of the ancillary documents that would be required pursuant to the Arrangement Agreement.
On January 2, 2022, Kyrgyz media reported President Japarov to have stated that good progress had been made in the negotiation process, that the parties were finalizing the discussion of an amicable agreement and that the transaction would involve the transfer of the Kumtor Project. In response, Centerra issued a press release on January 3, 2022 confirming the Kyrgyz reports and disclosing that the framework for any transaction would involve the following principal terms: (a) Centerra receiving the KZN Centerra Shares for cancellation; (b) the transfer of all responsibility for, KGC, KOC and the Kumtor Project; (c) payment by Centerra of a cash amount including an amount calculated by reference to the net amount of the three dividends paid by Centerra in 2021 that Kyrgyzaltyn did not receive as a result of the imposition of external management over the Kumtor Project and certain other financial consideration associated with the settlement of inter-company balances between Centerra and its two Kyrgyz subsidiaries; (d) the resignation from the Board of Kyrgyzaltyn’s two nominees; and (e) full and final releases of all claims of the parties and termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability.
On January 13, 2022, the Special Committee met again to receive an update on the negotiations. In addition, the Corporation received the KR Government’s and Kyrgyzaltyn’s response to the initial draft of the Arrangement Agreement. The Corporation delivered its further revised proposed terms of the draft Arrangement Agreement to the Kyrgyz Republic’s and Kyrgyzaltyn’s advisors on January 24, 2022.
The market had a strong positive reaction to Centerra’s announcement on January 3, 2022 concerning a potential agreement with Kyrgyzaltyn and the Kyrgyz Republic. On January 4, 2022, Centerra Shares on the TSX and NYSE increased approximately 3.1% and 3.4%, respectively.
On February 8, 2022, the Corporation received a response to its revised draft of the Arrangement Agreement delivered to the Kyrgyz Republic and Kyrgyzaltyn on January 24, 2022. The key issues raised by the revised draft related to the approvals and authorizations to be obtained by the KR Government prior to entering into the Arrangement Agreement and the process, timeline and scope for terminating the Proceedings.

On February 18, 2022, the Special Committee met again with representatives of Cutfield and Sullivan & Cromwell present. During that meeting, the Special Committee was advised of the substantive issues in the Arrangement Agreement that remained subject to negotiation, including confirming certain key approval requirements of the KR Government, certain of which were conditions precedent to execution and certain of which are to be completed prior to the Closing Date, and the manner in which the various Kyrgyz Proceedings would be terminated and assurances related thereto.
On March 29, 2022 the Special Committee met again with representatives of Cutfield, Stikeman Elliott, Sullivan & Cromwell and Davies present to receive an update on the status of negotiations of the Arrangement Agreement and other transaction documents which were understood to be in near final form. The parties then proceeded to finalize the remaining transaction documents.
In the evening of April 3, 2022, the Special Committee met with representatives of Cormark, Cutfield, Greenhill, Eight Capital, Stikeman Elliott, Sullivan & Cromwell and Davies to consider the proposed Arrangement, the draft Arrangement Agreement and the other definitive transaction documents. At this meeting, management of Centerra provided an update on the draft Arrangement Agreement and Cormark provided the Cormark Opinion verbally, and Eight Capital provided the Eight Capital Valuation and Opinion verbally. Following the presentations by management of the Corporation, Cormark and Eight Capital, the Special Committee unanimously determined that the Arrangement Agreement is in the best interests of Centerra and resolved to recommend that the Board approve the Arrangement Agreement.
Following the meeting of the Special Committee, the Board met to consider the draft Arrangement Agreement, RTD Termination Deed and the other definitive transaction documents. At the meeting, management of the Corporation provided an overview of the material terms of the Arrangement Agreement and the Plan of Arrangement and the Chair of the Special Committee provided the Board with the report and recommendation of the Special Committee. Following the presentations by management of the Corporation and the Chair of the Special Committee, the Board determined (with Dushen Kasenov, a Kyrgyzaltyn Nominee, abstaining) that the Arrangement is in the best interests of the Corporation and approved the Arrangement Agreement, the RTD Termination Deed and the completion of the Arrangement. Mr. Kasenov disclosed no conflict of interest in relation to the Arrangement Agreement, the Arrangement or any related matter considered by the Board at the Board meeting at which the foregoing were approved. Centerra has previously determined that Mr. Kasenov is not independent of Centerra as he previously served as a member of management of KGC. Centerra has determined that Nurlan Kyshtobaev, the second Kyrgyzaltyn Nominee, is independent of Centerra.
In the morning of April 4, 2022, Centerra, the KR Government and Kyrgyzaltyn entered into the Arrangement Agreement.
Reasons for the Arrangement
As previously disclosed, Centerra’s management team and the Special Committee have been diligently exploring strategic alternatives since the KR Government imposed external management over the Kumtor Project in May 2021. This process has ultimately resulted in Centerra entering into the Arrangement Agreement. Full details of the background and events in the Kyrgyz Republic and Centerra’s responses thereto that have resulted in the Arrangement Agreement are discussed in the section in this Management Information Circular titled “The Arrangement – Background to the Arrangement”.
Centerra believes that the Arrangement represents the best negotiated terms available to Centerra in the circumstances to effect a clean, certain and timely separation of the parties, including through the disposition of Centerra’s 100% equity interest in KGC and KOC and indirectly, ownership of the Kumtor Project and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of the KZN Centerra Shares, the termination of Kyrgyzaltyn’s involvement in the Corporation, and the resolution of disputes.
In particular, Centerra expects that the completion of the Arrangement in accordance with the Arrangement Agreement would have the following benefits, among others:
•
Centerra would receive value for its interest in the Kumtor Project through the purchase for cancellation of the KZN Centerra Shares;

•
the relationship between Centerra, on one hand, and the KR Government and Kyrgyzaltyn on the other hand, would be severed in all respects;

•
the Arrangement is expected to resolve current marketplace uncertainty by eliminating the perceived “overhang” and negative ramifications associated with Centerra’s operations and assets in the Kyrgyz Republic and Kyrgyzaltyn’s ownership of Centerra Shares and involvement with Centerra, as well as to enhance Centerra’s trading volume and public float;

•
Centerra is expected to be better positioned to pursue actionable growth opportunities and value-enhancing transactions for the benefit of its stakeholders, which is expected to enhance liquidity for Centerra Shareholders generally and unlock further strategic opportunities;

•
subject to the satisfaction or waiver of all Conditions Precedent, completion of the Arrangement is expected to occur within the third quarter of 2022, whereas the other legal and strategic alternatives available to the Corporation are expected to involve longer time horizons;

•
the execution risk of the Arrangement is considered to be lower than many other legal and strategic alternatives that have been considered by Centerra;

•
the Arrangement Agreement contemplates a resolution of disputes, claims and proceedings involving Centerra, the KR Government and all Governmental Entities and Kyrgyzaltyn, including all Proceedings, and Centerra would be released from all past, present and future claims that may be brought by the KR Government, any Governmental Entity and Kyrgyzaltyn (among others) in connection with the Kumtor Project, which would be challenging to achieve outside of a negotiated transaction;

•
the releases of claims provided for in the Arrangement Agreement are expected, relative to the other legal and strategic options available to the Corporation in the circumstances, to better protect the safety and security of Centerra’s personnel against the risk of threats and actions undertaken by the KR Government and any Governmental Entity;

•
based on the Eight Capital Valuation and Opinion and the Cormark Opinion, the Arrangement is fair, from a financial point of view, to the Corporation, and the Arrangement is subject to a determination of the Court that the Plan of Arrangement is fair and reasonable, both procedurally and substantively;

•
the Arrangement is expected to provide Centerra with a renewed focus on its core operations, including the Mount Milligan and Öksüt mines and relieve management and the Board from the considerable time commitments associated with Centerra’s exposure to the Kyrgyz Republic; and

•
the Arrangement is expected to provide for Board renewal and the reduction of conflicts and/or perceived conflicts on the Board through the resignation of the Kyrgyzaltyn Nominees and the termination of Kyrgyzaltyn’s contractual rights to nominate Centerra directors.

The Special Committee and the Board also considered a variety of risks and other potentially negative factors relating to the Arrangement, including those matters described under the heading “Risk Factors” in this Management Information Circular. The Special Committee and the Board believe that, overall, the anticipated benefits of the Arrangement to Centerra and its affected stakeholders outweigh these risks and negative factors.
The information and factors described above and considered by the Special Committee and the Board in reaching their respective determinations are not intended to be exhaustive but include material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered in connection with the evaluation of the Arrangement and the Plan of Arrangement and the complexity of these matters, the Special Committee and the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Special Committee and the Board may have given different weight to different factors.
Financial Advisor Opinions
Readers are cautioned that the Cormark Opinion and the Eight Capital Valuation and Opinion were prepared exclusively for the use by the Special Committee in considering the Arrangement, and any analyses and conclusions expressed therein were made solely for the purpose of considering the fairness of the Arrangement, from a financial point of view, to Centerra, and, exclusively in respect of the Eight Capital Valuation and Opinion, opining on the Fair Market Value of the KZN Centerra Shares and the KOC Shares and the KGC Shares. Neither the Eight Capital Valuation and Opinion nor the Cormark Opinion assesses or opines on, or purports to assess or opine on, the merits of the Proceedings or any other legal claims that Centerra has or may have against the Kyrgyz Republic, the KR Government, Kyrgyzaltyn or any of their respective associates or affiliates, or potentially recoverable damages that may arise in connection therewith. Subject to the terms of the Arrangement Agreement, nothing in this Management Information Circular, the Cormark Opinion or the Eight Capital Valuation and Opinion shall act as or be deemed to be an admission in respect of, or waiver of, any rights or claims Centerra and its associates and affiliates may have in connection with the Kumtor Project or otherwise.
Cormark Opinion
The following summary is qualified in its entirety by the full text of the Cormark Opinion which set forth the assumptions made, the matters considered, and the limitations and qualifications on the review undertaken by Cormark in connection with the Cormark Opinion. Centerra Shareholders are urged to read the Cormark Opinion carefully and in its entirety. See Appendix C to this Management Information Circular for the full text of the Cormark Opinion.
Mandate and Engagement
Centerra initially contacted Cormark regarding a potential advisory assignment related to the Kumtor situation in May 2021. Centerra retained Cormark pursuant to an engagement letter effective September 17, 2021 to act as Centerra’s financial advisor with respect to the strategic review process that ultimately resulted in the proposed Arrangement and to prepare and deliver to the Special Committee a written opinion as to the fairness or inadequacy, as the case may be, from a financial point of view, of the Arrangement to the Corporation. Under the engagement letter with Cormark, Centerra has agreed to pay Cormark a fixed fee for the delivery of the Cormark Opinion, no portion of which is conditional upon the opinion being favourable or contingent upon completion of the Arrangement. In addition, Cormark will receive certain advisory fees, a substantial portion of which would become payable only if the transactions contemplated by the Arrangement are consummated. In addition, Centerra has agreed to reimburse Cormark for its reasonable out-of-pocket expenses and to indemnify Cormark for certain liabilities arising out of Cormark’s engagement.
In connection with its engagement, Cormark, on April 3, 2022, rendered to the Special Committee an oral opinion, subsequently confirmed by delivery of a written opinion, dated April 3, 2022, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the Arrangement is fair, from a financial point of view, to the Corporation. The full text of the Cormark Opinion, which sets forth, among other things, the assumptions made, matters considered, qualifications and any limitations on the Cormark Opinion and the review undertaken by Cormark in connection with rendering its opinion, is attached as Appendix C to this Management Information Circular. The summary of the Cormark Opinion set forth in this Management Information Circular is qualified in its entirety by reference to the full text of such opinion and Centerra Shareholders are urged to read the Cormark Opinion carefully and in its entirety.
Credentials and Independence
Cormark is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.
The Cormark Opinion represents the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

Neither Cormark, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Corporation, Kyrgyzaltyn or the KR Government or any of their respective associates or affiliates (each an “Interested Party” and collectively, “Interested Parties”).
During the past 24 months, Cormark has not been engaged by, performed any services for or received any compensation from, any Interested Parties nor has it participated in any financings involving any of the Interested Parties within such 24-month period other than (a) acting as financial advisor to Centerra in connection with the Arrangement, and (b) acting as financial advisor to Centerra in connection with the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership to Orion Mine Finance Group which closed in January 2021.
There are no understandings, agreements or commitments between Cormark and any of the Interested Parties with respect to any current or future business dealings. However, Cormark may in the future perform financial advisory or investment banking services for an Interested Party in the ordinary course of its business from time to time and may receive fees for the rendering of such services.
Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Centerra and, from time to time, may have executed or may execute transactions on behalf of Centerra or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to Centerra or other Interested Parties.
Prior Valuations
Two senior officers of Centerra have represented to Cormark that, to the best of their knowledge, information and belief after reasonable inquiry, there are no “prior valuations” (as defined in MI 61-101) relating to the Corporation or any of its subsidiaries, material assets or liabilities that have been prepared in the 24 months preceding the date of the Cormark Opinion.
Assumptions and Limitations
The Cormark Opinion is not, and should not be construed as, advice as to the prices at which the Centerra Shares may trade or be sold, as applicable, or the anticipated value of the Centerra Shares at any future date. Cormark was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and expresses no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Cormark has relied upon, without independent verification or investigation, the assessment by the Corporation and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Cormark Opinion does not address the relative merits of the Arrangement as compared to any other alternatives that may be available to the Corporation or the prospects or likelihood of any alternative, including an alternative transaction or reorganization involving the Corporation, its assets or its securities. The Cormark Opinion is limited to the fairness, from a financial point of view, of the Arrangement to Centerra, and is not an opinion on the strategic or legal merits of the Arrangement. The Cormark Opinion does not provide assurance that the best possible alternative, transaction or reorganization was implemented by the Corporation. Nothing contained in the Cormark Opinion is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest in or divest Centerra Shares. Cormark believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Cormark Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
The Cormark Opinion was provided for the exclusive use of the Special Committee solely for the purposes of considering the Arrangement and should not be construed as a recommendation to vote in favour of the resolution approving the Arrangement and is not to be relied upon by any other person. Except for the inclusion of the Cormark Opinion in its entirety and a summary thereof (in a form acceptable to Cormark) in this Management Information Circular, the Cormark Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the prior written consent of Cormark. Cormark will not be held liable for any losses sustained by any person should the Cormark Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.
The Cormark Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of April 3, 2022. Cormark believes that fair market value, and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, commodity prices, legal developments, environmental laws and regulations, markets for minerals, competition and changes in consumer/investor preferences. Cormark disclaims any undertaking or obligation to amend, update or reaffirm the Cormark Opinion or to advise any person of any change in any fact or matter affecting the Cormark Opinion which may come or be brought to Cormark’s attention after the date thereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Cormark Opinion after the date thereof, Cormark reserves the right to change or withdraw the Cormark Opinion.
In its analyses and in preparing the Cormark Opinion, Cormark made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark or any person involved in the Arrangement. Cormark also assumed that the final Arrangement Agreement will not differ in any material respect from the draft Arrangement Agreement that it reviewed and will be consummated in accordance with the terms and conditions thereof without any waiver or material amendment of any material term or condition thereof, that the procedures being followed to implement the Arrangement are valid and effective, that any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect, the disclosure provided or incorporated by reference in the Circular and any other documents prepared by Centerra in connection with the Arrangement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, and that this Management Information Circular will be distributed to Centerra Shareholders in accordance with applicable laws.
In conducting its financial analysis and considering the fairness, from a financial point of view, of the Arrangement to Centerra, Cormark assumed that there is no reasonable prospect of Centerra recovering operational control of the Kumtor Project, the KGC and KOC or accessing cash flows from the Kumtor Project.
Cormark has not attempted to value the claims that Centerra and KGC and KOC have against the KR Government and Kyrgyzaltyn nor has it assessed the probability of Centerra achieving a particular outcome. Cormark also did not attempt to value the claims in the Kyrgyz Republic against Centerra, or KGC and KOC.
Approach and Conclusion to Fairness
In assessing the fairness of the Arrangement from a financial point of view, Cormark analyzed the Arrangement from both a quantitative and qualitative perspective. The quantitative approach focused on the value of the KZN Centerra Shares, net of the Cash Consideration and the Intercompany Payment, as compared to the value to Centerra of its interest in KGC and KOC in light of the assumptions and circumstances giving rise to the Arrangement. The qualitative approach considered the benefit to Centerra of the termination or discontinuance of all legal proceedings relating to the Kumtor Project, the delivery of mutual full and final releases, the resignation of Kyrgyzaltyn Nominees from the Board and the termination of all agreements entered into by Centerra in respect of the Kumtor Project vis-à-vis Centerra’s rights and obligations. Cormark’s conclusion as to the fairness of the Arrangement to Centerra expressed below was based on its assessment of the qualitative and qualitative value of the Arrangement to Centerra on the basis described in the Cormark Opinion.
Fairness Opinion
Based upon and subject to the foregoing and such other matters we considered relevant, Cormark is of the opinion that, as of the date of the Cormark Opinion, the Arrangement is fair, from a financial point of view, to Centerra.

Eight Capital Valuation and Opinion
The following summary is qualified in its entirety by reference to the full text of the Eight Capital Valuation and Opinion, which set forth, among other things, the information reviewed and relied upon, matters considered, assumptions made and the limitations and qualifications on the review undertaken by Eight Capital in connection with the Eight Capital Valuation and Opinion. Centerra Shareholders are urged to read the Eight Capital Valuation and Opinion carefully and in its entirety. See Appendix D to this Management Information Circular for the full text of the Eight Capital Valuation and Opinion.
Mandate and Engagement
Eight Capital was first contacted regarding the Arrangement on September 7, 2021. Eight Capital was formally engaged to provide the Eight Capital Valuation and Opinion to the Special Committee pursuant to an agreement dated October 5, 2021. The terms of Eight Capital’s engagement provide that Eight Capital is to be paid a fixed fee for its service and will be reimbursed for out of pocket expenses upon submission of the Eight Capital Valuation and Opinion. In addition, Centerra has agreed to indemnify Eight Capital, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, against certain expenses, losses, claims, actions, damages and liabilities which may arise directly or indirectly from services performed by Eight Capital in connection with the Arrangement. The fee payable to Eight Capital is not contingent in whole or in part upon the completion of the Arrangement or on the conclusions reached in the Eight Capital Valuation and Opinion. No understandings or agreements exist between Eight Capital and Centerra with respect to future financial advisory or investment banking business.
The Eight Capital Valuation and Opinion were provided to of the Special Committee for its use in considering the Arrangement and to comply with the formal valuation requirements of MI 61-101. Eight Capital was not requested to identify, solicit, consider, or develop any potential alternatives to the Arrangement, and the Eight Capital Valuation and Opinion does not address the relative merits of the Arrangement as compared to any other alternatives that may be available to Centerra The Eight Capital Valuation and Opinion was not and should not be construed as a recommendation to the Centerra Shareholders to accept or reject the Arrangement.
Credentials and Independence
The Special Committee selected Eight Capital based on Eight Capital’s qualifications, expertise and reputation and its experience with MI 61-101 valuations. Eight Capital is one of Canada’s leading independent full-service investment dealers with operations in mergers and acquisitions, corporate finance, equity sales and trading and investment research and is a member of the Investment Industry Regulatory Organization of Canada (“IIROC”) and the Canadian Investor Protection Fund. The Eight Capital Valuation and Opinion is the opinion of Eight Capital, the form and content of which have been approved for release by a committee of its executives, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Eight Capital has confirmed that it is familiar with the requirements of MI 61-101 in connection with the provision of the Eight Capital Valuation and Opinion. Eight Capital has also confirmed that it is “independent” within the meaning of MI 61-101, that it has the appropriate qualifications to prepare the Eight Capital Valuation and Opinion, and that it has disclosed to the Special Committee or its representatives all material facts which could reasonably be considered relevant to its independence status. Eight Capital agreed that it and its affiliates will not, without the Special Committee’s prior written consent, enter into any agreements, engagements or arrangements that would result in Eight Capital no longer being “independent” of an interested party to the Arrangement within the meaning of MI 61-101 for purposes of providing the Eight Capital Valuation and Opinion.
In the Eight Capital Valuation And Opinion, Eight Capital confirmed that none of Eight Capital, its associates or affiliates: (a) is an issuer insider, associate, affiliate or affiliated entity (as those terms are defined in MI 61-101) of an Interested Party; or (b) is an advisor to any person or company other than to the Special Committee with respect to the Arrangement. Eight Capital has not provided any financial advisory services to Centerra, or any of its associates or affiliates for which it has received compensation in the past 24 months.
Eight Capital may, however, during the ordinary course of business, provide financial advisory or investment banking services to an Interested Party. In addition, during the ordinary course of business, Eight

Capital may actively trade Centerra Shares and other securities of Centerra for its own account and for the accounts of Eight Capital’s clients and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Eight Capital conducts research on securities and may, during the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including those related to Centerra or the Arrangement.
Having regard to the factors described above and the factors specified in Companion Policy 61-101, the Special Committee determined that Eight Capital is qualified and competent to provide the services under the Eight Capital Engagement Agreement and is independent of all Interested Parties in the Arrangement for the purposes of MI 61-101.
Scope of Review
In connection with the Eight Capital Valuation and Opinion, Eight Capital reviewed and relied upon and in some cases carried out, among other things, the following:
(a)
the March 31, 2022 draft of the Arrangement Agreement and the schedules appended thereto, including the Plan of Arrangement;

(b)
Centerra’s unaudited financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021 and accompanying management’s discussion and analysis;

(c)
the Centerra Annual Financial Statements and accompanying management’s discussion and analysis;

(d)
Management prepared internal models for Centerra’s mining assets, where financial projections could be reasonably estimated;

(e)
Other public filings submitted by Centerra to securities commissions or similar regulatory authorities in Canada and the U.S., which are available on SEDAR and EDGAR, including Centerra’s management information circulars, material change reports and press releases;

(f)
NI 43-101 Technical Report On The Kumtor Mine, Kyrgyz Republic effective July 1, 2020 prepared by Slobodan Jankovic, P. Geo., Boris Kotlyar, P. Geo., Kevin P.C.J. D’Souza, MEng, ARSM, CEng, FIMMM, FRGS, Anna Malevich, P. Eng., Catherine A. Taylor, P.Eng., Mei Sehlp, P.Eng., Kumar Sriskandakumar, P.Eng., Luiz Castro, P.Eng., Esteban Hormazabal, FAIMM, Hamish Weatherly, P. Geo., Lukas Arenson, P.Eng.;

(g)
NI 43-101 Technical Report on the Mount Milligan Mine North-Central British Columbia effective December 31, 2019, prepared by John Fitzgerald, B.Sc. Mine Engineering, P.Eng., Christopher Paul Jago, M.Sc Geological Sciences, P. Geo., Berge Simonian, B.A.Sc. Mining Engineering, P.Eng., Catherine A. Taylor, B.Eng. & Mgmt. Civil Engineering, P.Eng., Bruno Borntraeger, B.A.Sc. Geological Engineering P. Eng.;

(h)
NI 43-101 Technical Report on the Oksut Gold Project, Turkey effective June 30, 2015 prepared by Gordon D. Reid, P.Eng., Peter Woodhouse, P.Eng., Malcolm Stallman, MAIG, Mustafa Cihan, MAIG, Pierre Landry, P.Geo., Tyler Hilkewich, P.Eng., Tommaso Roberto Raponi, P. Eng., Kevin D’Souza, MEng, ARSM, CEng, FIMMM, FRGS, Chris Sharpe, P.Eng.;

(i)
NI 43-101 Technical Report for the Kemess Underground Project and Kemess East Project, British Columbia, Canada effective February 29, 2016 prepared by SRK Consulting (Canada) Inc.;

(j)
NI 43-101 Technical Report for the Kemess Underground Project and Kemess East Project, British Columbia, Canada effective July 14, 2017 prepared by Golder Associates Ltd.;

(k)
the 2017 Strategic Agreement;

(l)
the Restated Shareholders Agreement;

(m)
the Insurance Risk Rights Plan;

(n)
Certain other internal financial information prepared by management of Centerra;

(o)
Public market data and investment dealer equity research reports with respect to publicly traded comparable companies; and

(p)
Such other corporate, industry, and financial market information, investigations and analyses as Eight Capital considered necessary or appropriate in the circumstances.

In addition, Eight Capital participated in discussions with members of the Special Committee, Centerra’s senior management, the Special Committee’s and Centerra’s legal counsel and the financial advisors to the Corporation and the Special Committee regarding Centerra, the Arrangement, past and current business operations, Centerra’s financial condition and prospects and other issues considered by Eight Capital to be relevant. Eight Capital was not, to the best of its knowledge, denied access by Centerra to any information requested. Eight Capital did not meet with the auditors of Centerra and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Centerra and the reports of the auditors therein.
Eight Capital was not engaged to review the quality, quantity or mining economics of the mineral reserves and resources of any of the Corporation’s mineral projects from a technical, engineering or geological standpoint and, accordingly expresses no view thereon. For the purposes of Eight Capital’s analysis, such assessment of Centerra and the Kumtor Project is based solely upon the National Instrument 43-101 – Standards of Disclosure for Mineral Projects technical reports noted above under the heading “Scope of Review”, and other technical work conducted to the date of the Eight Capital Valuation and Opinion and discussions with management. Eight Capital did not make any assumptions with respect to mineral reserves or resources with respect to Centerra and the Kumtor Project.
The Eight Capital Valuation and Opinion was prepared in a manner consistent with valuations required pursuant to MI 61-101 and the Disclosure Standards for Formal Valuations of IIROC, but IIROC was not involved in the preparation or review of the Eight Capital Valuation and Opinion.
Assumptions and Limitations
With the approval of the Special Committee, Eight Capital relied, without independent verification, upon all financial and other information that was obtained from public sources or that was provided to Eight Capital by Centerra and its respective affiliates, associates, advisors or otherwise. Eight Capital assumed that this information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Eight Capital Valuation and Opinion is conditional upon such completeness and accuracy. In accordance with the terms of its engagement, but subject to the exercise of Eight Capital’s professional judgement, Eight Capital did not conduct any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to Eight Capital and used in its analysis, Eight Capital assumed that these were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of Centerra as to the matters covered thereby. Eight Capital assessed the value of the Kumtor Project based on the information available to Centerra as of May 14, 2021, then incorporated Centerra’s management estimates on additional costs that would be required in order to bring the Kumtor Project into operation in accordance with the existing mine plan.
The Eight Capital Valuation and Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of April 3, 2022 and the conditions and prospects, financial and otherwise, of Centerra as they were reflected in the information reviewed. In the Eight Capital Valuation and Opinion, Eight Capital has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Eight Capital, Centerra, and any other party involved in connection with the Arrangement.
Eight Capital assumed that the final terms of the Arrangement would be substantially the same as contemplated in the draft Arrangement Agreement provided to Eight Capital. Eight Capital also assumed that this Management Information Circular satisfies all applicable legal requirements.
Eight Capital was not requested to identify, solicit, consider, or develop any potential alternatives to the Arrangement, and did not address the relative merits of the Arrangement as compared to any other alternatives that may be available to Centerra.

Eight Capital assumed that each of the parties to the Arrangement will comply in all material respects with the terms of the Arrangement, and that the Arrangement will be completed (a) substantially in accordance with its terms as set out in the Arrangement Agreement and without any adverse waiver or amendment of any material term or condition thereof and (b) in accordance with all applicable laws.
The Eight Capital Valuation and Opinion expresses no opinion concerning any legal, tax or accounting matters concerning the Arrangement.
Eight Capital assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on the parties to the Arrangement, or the contemplated benefits of the Arrangement.
Eight Capital assumed that the Chapter 11 Proceedings will be dismissed on the Closing Date as contemplated by the terms of the Arrangement Agreement.
The Eight Capital Valuation and Opinion was provided to the Special Committee for its use in considering the Arrangement and, subject to the terms of Eight Capital’s engagement, may not be used or relied upon for any other purpose and may not be published without the express written consent of Eight Capital. Subject to the terms of Eight Capital’s engagement, Eight Capital consented to the inclusion of the Eight Capital Valuation and Opinion in its entirety, together with a summary thereof in a form acceptable to Eight Capital, in this Management Information Circular and to the filing thereof with the securities commissions or regulatory authorities and the Court.
The Eight Capital Valuation and Opinion is given as of April 3, 2022 and Eight Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting such analysis and conclusions which may come or be brought to Eight Capital’s attention after the date of the Eight Capital Valuation and Opinion. The Eight Capital Valuation and Opinion is limited to Eight Capital’s understanding of the Arrangement as of such date and Eight Capital disclaims any undertaking and assumes no obligation to update the Eight Capital Valuation and Opinion to take into account any changes regarding the Arrangement that may come to its attention after the date of the Eight Capital Valuation and Opinion or to advise any person of any such changes. Without limiting the generality of the foregoing, in the event that there is any material change in any fact or matter affecting the Eight Capital Valuation and Opinion, after the date thereof, Eight Capital reserves the right to change, modify, or withdraw the Eight Capital Valuation and Opinion.
Opinions of Financial Advisors
Eight Capital believes that the valuation methodology it employed in preparing the Eight Capital Valuation and Opinion requires the development of long-range financial projections for Centerra and for the Kumtor Project, which reflect numerous assumptions regarding the impact of general economic and industry conditions on their future financial results. The Eight Capital Valuation and Opinion reflects the relevant Fair Market Values as at April 3, 2022. While Eight Capital believes the assumptions used are appropriate in the circumstances, some or all of the assumptions may prove to be incorrect.
In preparing the Eight Capital Valuation and Opinion, Eight Capital performed a variety of financial and comparative analyses, including those described below. The summary of Eight Capital’s analyses described below is not a complete description of the analyses underlying the Eight Capital Valuation and Opinion. In preparing the Eight Capital Valuation and Opinion, Eight Capital made qualitative judgements as to the significance and relevance of each analysis and factor that it considered.
No company or business used in Eight Capital’s analyses as a comparison is identical to Centerra or the Kumtor Project, as applicable, and an evaluation of the results of those analyses is not entirely mathematical. Rather, Eight Capital believes the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Eight Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, Eight Capital’s analyses and estimates are inherently subject to uncertainty.
Eight Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the preparation of the Eight Capital Valuation and Opinion. The preparation of a formal valuation and fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Eight Capital Valuation and Opinion is not and should not be construed as a recommendation to the Centerra Shareholders to accept or reject the Arrangement.
Prior Valuations
Centerra has represented to Eight Capital that to the best of its knowledge, information and belief after due inquiry, there are no definitive valuations or appraisals relating to the Corporation or any of its material subsidiaries or any of their respective material properties or assets made in the 24 months preceding the Eight Capital Valuation and Opinion and in the possession or control of the Corporation or any of its subsidiaries (excluding KGC and KOC).
Definition of Fair Market Value
For the purposes of the Eight Capital Valuation and Opinion, fair market value (which is referred to in this Management Information Circular as “Fair Market Value”) means the easily ascertainable monetary consideration that, in an open and unrestricted market, a prudent informed buyer would pay to an informed seller, each acting under no compulsion at arm’s length. Consistent with the requirements of a valuation required pursuant to MI 61-101, Eight Capital has made no downward adjustment to the Fair Market Value of the KGC Shares and the KOC Shares, or the KZN Centerra Shares to reflect the liquidity of such securities.
Financial Projections
In preparing the Eight Capital Valuation and Opinion, Eight Capital reviewed, analyzed, considered and relied upon, among other things, the internal financial models for Centerra’s assets, where financial projections could be reasonably estimated, which were prepared and provided to Eight Capital by management of Centerra. Eight Capital developed its own projections of future EBITDA (as defined below) (“Modelled Future EBITDA”) and cash flows (“Modelled Future Cash Flows” and, together with the Modelled Future EBITDA, the “Financial Projections”) based on its own knowledge and experience in modelling mining companies and their assets. Except as noted below, these projections are based primarily on Centerra’s management projections. The primary differences from management’s estimates are related to mine life, discount rates, foreign exchange rates, commodity prices, general and administrative costs, care and maintenance costs and the construction/production start time at Kemess and Greenstone.
In Eight Capital’s opinion, the most important assumptions used to project future earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flows are future metal prices. In considering future metal prices, Eight Capital reviewed various equity research projections. Eight Capital believes that the Financial Projections are based on reasonable assumptions and are accurately calculated although they are highly dependent on a number of material assumptions, including the estimates noted in the immediately preceding paragraph. The difference in Eight Capital’s low and high NAV (defined below), EBITDA and cash flow estimates for Centerra and Kumtor are driven by the life of mine price forecasts of $1,480 per ounce of gold, $19.95 per ounce of silver and $3.92 per pound of copper for low estimates (collectively, the “Low Metals Price Estimates”) and $1,720 per ounce of gold, $23.19 per ounce of silver and $4.56 per pound of copper for high estimates (collectively, the “High Metals Price Estimates”).
A summary of the Financial Projections is attached to the Eight Capital Valuation and Opinion attached as Appendix D to this Management Information Circular.
Approach to Valuation – the KZN Centerra Shares
The Eight Capital Valuation and Opinion has been prepared based on techniques that Eight Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account Eight Capital’s assumptions, to arrive at the Fair Market Value of the KZN Centerra Shares.

For the purpose of determining the Fair Market Value of the KZN Centerra Shares, Eight Capital determined a Fair Market Value of the Centerra Shares, and in doing so relied on a variety of financial and comparative analyses, including those described below. In arriving at the Eight Capital Valuation and Opinion, Eight Capital weighted the Fair Market Values calculated using the following items and methodologies:
(a)
Net Asset Value (“NAV”) analysis;

(b)
Market Trading Multiples

(i)
Comparable Price to Consensus NAV (“P/Consensus NAV”) ;

(ii)
Comparable Enterprise Value to Modelled Future EBITDA (“EV/EBITDA”);

(iii)
Comparable Enterprise Value to Consensus EBITDA (“EV/Consensus EBITDA”);

(iv)
Comparable Price to Modelled Cash Flow (“P/CF”); and

(v)
Comparable Price to Consensus Cash Flow (“P/Consensus CF”).

In addition to these analyses, Eight Capital reviewed comparable analyst target prices for Centerra, historical trading of Centerra Shares, Centerra book value per share, comparable enterprise value to modelled production, and comparable enterprise value to consensus production; however, in Eight Capital’s professional judgement, these forms of analysis are less meaningful and were included for reference purposes only and not considered when determining a range of Fair Market Value of the KZN Centerra Shares.
(a)
Net Asset Value Analysis

In the NAV analysis, Eight Capital constructed the net asset value of Centerra by separately considering each producing, development, exploration and financial asset or liability, the individual values of which are estimated through the application of the methodology viewed as the most appropriate in the circumstances, net of obligations and liabilities, including reclamation and closure costs, associated with each individual asset. Under the NAV analysis, the value of each individual mining asset and liability is summed to produce a total mining net asset value from which is added and/or subtracted the Corporation’s financial assets and liabilities, as well as an estimate of the present value of corporate overhead costs that were not directly assignable to the operating assets, to arrive at the NAV.
For mining assets and corporate overhead costs where a financial forecast could be reasonably estimated, Eight Capital calculated the present value of the attributable, unlevered, after-tax, constant dollar free cash flows (“DCF”) of each asset over the life of the asset at the prescribed discount rates outlined in its analysis. By incorporating the DCF methodology into the NAV analysis, Eight Capital was able to incorporate in its estimates the relative timing and uncertainty of cash flows in order to properly reflect the growth prospects and risks inherent in Centerra’s operations. For mining assets with unmodelled resources where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value by applying a determined range of in-situ resource multiples to unmodelled resources (“In-Situ Resource Analysis”), and subtracted the estimated value of reclamation liabilities for the assets. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development. For mining assets without any measured & indicated or inferred mineral resources, Eight Capital ascribed a value based on its professional judgement, which amount is not material to its determination of the Fair Market Value of the KZN Centerra Shares.
For the Kumtor Project, Eight Capital ascribed the Fair Market Value range of the Kumtor Project to Centerra, as determined by Eight Capital pursuant to the Eight Capital Valuation and Opinion.
An implied NAV per Centerra Share (“NAV per Share”) was calculated by dividing the NAV by the fully-diluted in-the-money Centerra Shares outstanding as of April 3, 2022.
(b)
Market Trading Multiples

Eight Capital compared financial, asset, and operational data of Centerra to the corresponding data of a comparable group of companies determined by Eight Capital. Eight Capital has chosen comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and market capitalization. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of Centerra Shares were comparable trading ranges of P/Consensus NAV, EV/ EBITDA, EV / Consensus EBITDA, P/ CF and P / Consensus CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of the Centerra Shares and the selected companies.
Analysis of Centerra Shares and the KZN Centerra Shares
The analysis of the Centerra Shares and the KZN Centerra Shares considers Centerra on a consolidated basis to include all business and operations. A more comprehensive description of Centerra can be found under the heading “Overview of Centerra” in the Eight Capital Valuation and Opinion attached as Appendix D to this Management Information Circular.
NAV Analysis
(a)
DCF Analysis

For mining assets (specifically Mount Milligan, Oksut, Kemess, Goldfield and deferred consideration in respect of Greenstone) and corporate overhead costs where a financial forecast could be reasonably estimated, Eight Capital calculated the DCF of each asset over the life of the asset at the prescribed discount rates outlined in the analysis below, based on the Modelled Future Cash Flows.
Eight Capital selected appropriate discount rates to apply to the attributable, unlevered, after-tax, constant dollar free cash flows from each of the assets using the Capital Asset Pricing Model (“CAPM”) to determine an appropriate weighted average cost of capital (“WACC”).
Appropriate discount rates were selected based on Eight Capital’s experience in valuing mining companies. A summary of Eight Capital’s analysis used to select appropriate discount rates is included in the table below:
Centerra WACC Calculation
Cost of Debt
Pre-Tax Cost of Debt (Centerra Undrawn Corporate Facility Interest Rate)	2.5%
Tax Rate	26.5%
After-Tax Cost of Debt	1.8%
Optimal Capital Structure (Debt / Total Capital %)	13.5%
Cost of Equity
Risk Free Rate (10-Year Canada Government Bond Yield)	2.4%
S&P / TSX Composite Index – 5-Year Return (Annualized)	7.1%
Market Risk Premium	4.7%
Unlevered Beta(1)	1.04x
Levered Beta(2)	1.14x
Development Risk Premium(3)	4.0%
Country Risk Premium – United States	0.0%
Country Risk Premium – Canada	0.0%
Country Risk Premium – Turkey(4)	3.8%
Cost of Equity – Canada & United States (Development)	11.8%
Cost of Equity – Canada (Producer)	7.8%
Cost of Equity – Turkey	11.6%
WACC
Calculated WACC – Canada & United States (Development)	10.5%
Calculated WACC – Canada (Producer)	7.0%
Calculated WACC – Turkey	10.3%
Selected Discount – Canada & United States (Development)	10.0%
Selected Discount – Canada (Producer)	7.0%
Selected Discount – Turkey	10.0%
Corporate WACC(5)	8.1%

Source: Factset, Global Risk Profile database, Control Risks, World Government Bond database, Duff & Phelps.
(1)
Duff & Phelps mining large composite companies’ unlevered beta.

(2)
Unlevered beta re-levered with optimal debt to total capital ratio based on intermediate producer peer group.

(3)
Industry standard development risk premium; consistent with additional discount applied to development-stage projects by equity research analysts.

(4)
Median 10-year government bond yield of countries with Medium Risk Profile, as indicated on Global Risk Profile database and Control Risks, less Bank of Canada 10-year government bond yield.

(5)
Corporate WACC selected using NAV-weighted average of asset-level selected discount rates.

Based on the above table and its knowledge of the mining industry, Eight Capital believes that the appropriate discount rates for Mount Milligan, Kemess, Oksut, Goldfield and the deferred consideration in respect of Greenstone are 7.0%, 10.0%, 10.0%, 10.0% and 10%, respectively.
(b)
In-Situ Resource Analysis

For mining assets with unmodelled resources where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value applying in-situ resource multiples to unmodelled resources, and subtracted estimated reclamation liabilities for the assets. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development
(c)
The Kumtor Project

For the Kumtor Project, Eight Capital ascribed the Fair Market Value range of the Kumtor Project to Centerra, as determined by Eight Capital pursuant to the Eight Capital Valuation and Opinion, of NIL to $500 million.
(d)
Other

For mining assets without any measured & indicated or inferred mineral resources, Eight Capital ascribed a value based on its professional judgement, which amount is not material to its determination of the Fair Market Value of Centerra Shares.
For financial assets and liabilities, Eight Capital relied on the actual balance sheet items for Centerra as at December 31, 2021 (adjusted for subsequent events) and cash balance forecasts provided by the management of Centerra.
For the deferred consideration in respect of Greenstone, Eight Capital discounted deferred gold payments to present value using a 10% discount rate. The Low Metals Price Estimates with a production start at Greenstone of 2027 were used to calculate the low value, and the High Metals Price Estimates with a production start at Greenstone of 2025 were used to calculate the high value.
Pursuant to Centerra’s acquisition of the Goldfield project, a $31.5 million deferred milestone payment is payable in cash or Centerra Shares at the earlier of (a) the date that is 18 months following the closing of the acquisition of the Goldfield project, or (b) Centerra making a construction decision with respect to the Goldfield project. With the base case Goldfield project model assuming start up capital costs commencing in 2022, Eight Capital assumes the milestone payment is paid in cash in 2022, including the undiscounted expense in Centerra’s NAV.

NAV Build-Out Summary
A summary of Eight Capital’s determination of Centerra’s NAV and NAV per Centerra Share is set out in the table below:
		Modelled
Mining NAV	Modelled Methodology	Units	Low	High	Consensus
Mount Milligan	DCF	($M)	$831	$1,188	$738
Oksut	DCF	($M)	$477	$604	$700
Kemess	DCF	($M)	$181	$297	$126
Goldfield	DCF	($M)	$127	$217	$191
Other	In-Situ Value	($M)	$(199)	$(189)	$101
Exploration		($M)	$5	$15	n/a
Total Mining NAV		($M)	$1,422	$2,132	$1,856
Corporate Adjustments
Cash & Cash Equivalents(1)		($M)	$757	$757	$757
Cash from ITM Securities		($M)	$16	$16	$16
Kumtor Fair Market Value	Fair Market Value of Kumtor Shares to Centerra	($M)	$0	$500	$0
Greenstone Sale Future Proceeds	DCF of future proceeds assuming production start in 2025 (high) and 2027 (low)	($M)	$47	$57	$65
Goldfield Deferred Milestone Payment	Assumes construction decision made in 2022 and payment made in cash	($M)	$(32)	$(32)	$(32)
Debt(2)		($M)	$(20)	$(20)	$(20)
Corporate G&A / Other	DCF(3)	($M)	$(276)	$(401)	$(338)
Total Corporate Adjustments		($M)	$493	$878	$448
Total Net Asset Value		($M)	$1,915	$3,009	$2,304
FDITM Shares Outstanding(4)		(M)	303.1	303.1	303.1
NAVPS		($/share)	$6.32	$9.93	$7.60
NAVPS		(C$/share)	$7.90	$12.43	$9.51(5)

Source: Adjusted Management model, Equity research, Factset, Corporation disclosure.
(1)
Inclusive of equity investments.

(2)
Inclusive of non-current lease obligations.

(3)
DCF of general and administrative (“G&A”) costs over mine life at Corporate WACC; low case assumes 2018 “bear market” G&A costs; 2022 G&A cost inclusive of transaction costs.

(4)
Fully-diluted in-the-money share count includes 297.4 M issued and outstanding Centerra Shares and 5.8 M in-the-money outstanding convertible securities of Centerra as of the date of the Eight Capital Valuation and Opinion.

(5)
Consensus NAVPS calculated as sum of consensus mining asset NPVs and management-guided corporate adjustments.

Market Trading Multiples
Eight Capital compared financial, asset, and operational data of Centerra to the corresponding data of a comparable group of companies determined by Eight Capital, as set out in the table below (the “Centerra Comparable Companies”). Eight Capital has chosen comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and enterprise value. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of Centerra were comparable trading ranges of P/Consensus NAV, EV/ EBITDA, EV / Consensus EBITDA, P/CF and P/Consensus CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of Centerra and the selected companies.
The table below shows the Centerra Comparable Companies in Eight Capital’s market trading multiple analysis and the median multiples. All the forecasts in the table immediately below are consensus estimates of investment analyst research.
		EV / Consensus EBITDA		P / Consensus CFPS
Company	P / Consensus NAV	2022E	2023E	2022E	2023E
	(x)	(x)	(x)	(x)	(x)
Alamos Gold Inc.	0.86x	8.1x	7.5x	9.3x	9.1x
B2Gold Corp.	1.09x	4.3x	4.3x	6.6x	6.3x
Coeur Mining, Inc.	0.98x	8.3x	10.3x	11.1x	9.9x
Dundee Precious Metals Inc.	0.71x	2.8x	2.7x	4.4x	4.0x
Eldorado Gold Corporation	0.65x	5.0x	4.3x	6.0x	5.4x
Endeavour Mining PLC	1.03x	5.4x	5.7x	5.4x	5.5x
Equinox Gold Corp.	0.81x	6.3x	5.5x	7.9x	6.7x
Evolution Mining Limited	1.11x	9.2x(1)	6.8x(1)	10.3x(1)	8.1x(1)
Harmony Gold Mining Co. Ltd.	3.07x	4.5x(1)	3.2x(1)	5.5x(1)	3.8x(1)
IAMGOLD Corporation	0.83x	5.2x	4.0x	4.9x	4.2x
Kinross Gold Corporation	0.93x	5.1x	4.8x	4.7x	4.7x
New Gold Inc.	0.89x	3.2x	2.5x	4.2x	3.1x
OceanaGold Corporation	1.05x	4.1x	3.9x	4.0x	3.8x
Perseus Mining Limited	0.97x	4.2x(1)	4.1x(1)	5.0x(1)	4.8x(1)
Regis Resources Limited	0.80x	3.9x(1)	3.1x(1)	4.0x(1)	3.4x(1)
SSR Mining Inc	1.16x	7.3x	7.1x	8.7x	8.6x
Yamana Gold Inc.	1.02x	6.7x	6.9x	6.9x	6.8x
Median	0.97x	5.1x	4.3x	5.5x	5.4x

Source: Equity research, Corporation disclosure, Factset.
Note: Priced using Volume Weighted Average Prices for the period of 10 trading days preceding the pricing date.
(1)
Represents fiscal years ending June 2022 and 2023.

(a)
Price to Consensus NAV

For the purposes of the P/Consensus NAV analysis, Eight Capital applied a range of 0.90x – 1.15x to Centerra’s adjusted Consensus NAV of C$9.51 per Centerra Share, for a value range of C$8.56 – C$10.94 per Centerra Share.
P / Consensus NAV Implied Value
		Scenario
		Low	High
Net Asset Value (Consensus)	(C$/sh)	$9.51	$9.51
Selected P / NAV Multiple	(x)	0.90x	1.15x
Implied Value	(C$/sh)	$8.56	$10.94

(b)
Enterprise Value to EBITDA

For purposes of the EV/EBITDA analysis, Eight Capital used the calendar year 2022 and 2023 Modelled EBITDA for Centerra under the Low Metals Price Estimates (the “Centerra Low Modelled EBITDA”) and

the High Metals Price Estimates (the “Centerra High Modelled EBITDA”) and applied a range of EV/EBITDA ratios of 4.0x – 6.5x for 2022, and 3.5x – 6.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares by applying the Centerra Low Modelled EBITDA to the low-end of the selected ranges, and the Centerra High Modelled EBITDA to the high-end of the selected ranges.
The low and high case scenarios and the associated calculations are set forth below:
EV / 2022E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2022E EBITDA	($M)	$313	$435
Selected EV / 2022E EBITDA Multiple	(x)	4.0x	6.5x
Implied Enterprise Value	($M)	$1,251	$2,829
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$1,566	$3,541
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$2,509	$4,483
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$8.28	$14.79
EV / 2023E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2023E EBITDA	($M)	$288	$401
Selected EV / 2023E EBITDA Multiple	(x)	3.5x	6.0x
Implied Enterprise Value	($M)	$1,008	$2,408
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$1,261	$3,014
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$2,204	$3,956
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$7.27	$13.05

(1)
Fully-diluted in-the-money share count includes 297.4 M issued and outstanding Centerra Shares and 5.8 M in-the-money outstanding convertible securities of Centerra as of the date of the Eight Capital Valuation and Opinion.

(c)
Enterprise Value to Consensus EBITDA

For purposes of the EV/Consensus EBITDA analysis, Eight Capital used the calendar year 2022 and 2023 Consensus EBITDA for Centerra and applied a range of EV/EBITDA ratios of 4.0x – 6.5x for 2022, and 3.5x – 6.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares.

The low and high case scenarios and the associated calculations are set forth below:
EV / Consensus 2022E EBITDA Implied Value
		Scenario
		Low	High
Consensus 2022E EBITDA	($M)	$479	$479
Selected EV / 2022E EBITDA Multiple	(x)	4.0x	6.5x
Implied Enterprise Value	($M)	$1,914	$3,110
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$2,395	$3,893
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$3,338	$4,835
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$11.01	$15.95
EV / Consensus 2023E EBITDA Implied Value
		Scenario
		Low	High
Consensus 2023E EBITDA	($M)	$419	$419
Selected EV / 2023E EBITDA Multiple	(x)	3.5x	6.0x
Implied Enterprise Value	($M)	$1,465	$2,511
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$1,833	$3,143
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$2,776	$4,085
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$9.16	$13.48

(1)
Fully-diluted in-the-money share count includes 297.4 M issued and outstanding Centerra Shares and 5.8 M in-the-money outstanding convertible securities of Centerra as of the date of the Eight Capital Valuation and Opinion.

(d)
Price to Cash Flow

For purposes of the P/CF analysis, Eight Capital used the calendar year 2022 and 2023 Modelled Cash Flow for Centerra under the Low Metals Price Estimates (the “Centerra Low Modelled Cash Flow”) and the High Metals Price Estimates (the “Centerra High Modelled Cash Flow”) and applied a range of P/CF ratios of 5.0x – 7.5x for 2022, and 4.5x – 7.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares by applying the Centerra Low Modelled Cash Flow to the low-end of the selected ranges, and the Centerra High Modelled Cash Flow to the high-end of the selected ranges.

The low and high case scenarios and the associated calculations are set forth below:
P / 2022E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2022E Cash Flow per Share	($/sh)	$0.75	$1.10
Selected P / 2022E CF Multiple	(x)	5.0x	7.5x
Implied Value	($/sh)	$3.74	$8.24
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$4.69	$10.31
P / 2023E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2023E Cash Flow per Share	($/sh)	$0.80	$1.14
Selected P / 2023E CF Multiple	(x)	4.5x	7.0x
Implied Value	($/sh)	$3.59	$7.96
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$4.49	$9.96

(e)
Price to Consensus Cash Flow

For purposes of the P/Consensus CF analysis, Eight Capital used the calendar year 2022 and 2023 Consensus Cash Flow for Centerra and applied a range of P/Consensus CF ratios of 5.0x – 7.5x for 2022, and 4.5x – 7.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares.
The low and high case scenarios and the associated calculations are set forth below:
P / Consensus 2022E Cash Flow Implied Value
		Scenario
		Low	High
Consensus 2022E Cash Flow per Share	($/sh)	$1.50	$1.50
Selected P / 2022E CF Multiple	(x)	5.0x	7.5x
Implied Value	($/sh)	$7.50	$11.25
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$9.39	$14.08
P / Consensus 2023E Cash Flow Implied Value
		Scenario
		Low	High
Consensus 2023E Cash Flow per Share	($/sh)	$1.41	$1.41
Selected P / 2023E CF Multiple	(x)	4.5x	7.0x
Implied Value	($/sh)	$6.35	$9.87
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$7.94	$12.35

Valuation Summary
The following is a summary of the range of Fair Market Values of the Centerra Shares resulting from the NAV analysis and the market trading multiples analysis:
	Centerra Shares
Metric	Low	High
	(C$/sh)	(C$/sh)
Net Asset Value
Net Asset Value	$7.90	$12.43
Market Trading Multiples
P / Consensus NAV	$8.56	$10.94
EV / 2022E EBITDA	$8.28	$14.79
EV / 2023E EBITDA	$7.27	$13.05
EV / Consensus 2022E EBITDA	$11.01	$15.95
EV / Consensus 2023E EBITDA	$9.16	$13.48
P / 2022E CFPS	$4.69	$10.31
P / 2023E CFPS	$4.49	$9.96
P / Consensus 2022E CFPS	$9.39	$14.08
P / Consensus 2023E CFPS	$7.94	$12.35
In arriving at its opinion as to the Fair Market Value of the Centerra Shares, Eight Capital made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.
Valuation Conclusion
Based on and subject to the foregoing, Eight Capital is of the opinion that, as of April 3, 2022, the Fair Market Value of the Centerra Shares is in the range of C$9.50 to C$13.00 per Centerra Share, resulting in a Fair Market Value of the KZN Centerra Shares in the range of $588 million to $804 million.
Approach to Valuation – the KGC Shares and the KOC Shares
The Eight Capital Valuation and Opinion was prepared based on techniques that Eight Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account Eight Capital’s assumptions, to arrive at the Fair Market Value of the KGC Shares and the KOC Shares.
Permanent Seizure Perspective
For purposes of determining the Fair Market Value of the KGC Shares and the KOC Shares, Eight Capital considered the potential scenario that the Kumtor Project has been permanently seized by the KR Government, and that Centerra, KGC and KOC have not received or recovered and may not in the future receive or recover any form of compensation in respect of such seizure.
Fundamental Value Perspectives
Eight Capital also considered the fundamental value of the Kumtor Project, through a variety of financial and comparative analyses, including those described below, and applied a “Recovery Discount” (as described in greater detail below) to account for the fact that the Kumtor Project has been seized from Centerra by the

KR Government. The financial and comparative analyses Eight Capital considered as part of its fundamental valuation perspectives included the following:
(a)
NAV analysis;

(b)
Market Trading Multiples;

(i)
Comparable P/Consensus NAV;

(ii)
Comparable P/EBITDA;

(iii)
Comparable P/CF; and

(c)
Precedent Transaction Multiples;

(i)
Comparable P/Consensus NAV.

While performing its analysis for the fundamental value perspectives, Eight Capital did account for the challenging jurisdiction in which the Kumtor Project is located (the Kyrgyz Republic), both when selecting a discount rate used in its NAV analysis, and in selecting multiple ranges in its analysis of market trading multiples and precedent transaction multiples. However, these analyses do not take into account exceptional circumstances surrounding the Kumtor Project (i.e. the seizure of the Kumtor Project by the KR Government), and the considerable uncertainties associated with Centerra recovering meaningful value in a timely manner in respect of the Kumtor Project through the legal strategies pursued by Centerra to date or other potential strategies (other than the Arrangement). In order to account for the seizure of the Kumtor Project, Eight Capital applied an additional discount range of 65% – 80% (the “Recovery Discount”). In order to determine the Recovery Discount range, Eight Capital used its professional judgement, and also reviewed precedent cases of mining asset seizures, including: the seizure by Venezuela of: (i) the Las Cristinas gold project from Crystallex International Corporation in 2011; (ii) the mining interest in the Choco 10 mine and the Isidora mine from Rusoro Mining Ltd. in 2011; and (iii) the Brisas project from Gold Reserve Inc. in 2009; the seizure by Bolivia of the Colquiri mine and the Vinto tin smelter from Glencore International plc in 2012 and 2007, respectively; and the seizure of Africo Resources Ltd.’s interest in the Kalukundi project in the DRC in 2007 (collectively, the “Precedent Seizures”).
Eight Capital’s analysis of the Precedent Seizures focused on the time of the seizure until the date on which any form of consideration was received in connection with the seizure of these assets (either from the respective government that seized the asset or from another third party), which was in the range of 5 – 15 years. While Eight Capital’s analysis did not focus on the quantum of consideration received, it noted that in several cases the initial amount received was significantly less than the amount of damages awarded to the party that was victim to the seizure. Based on the foregoing analysis, and considering the Kyrgyz Republic selected discount rate of 17% over a period of approximately 7-10 years, Eight Capital determined the Recovery Discount range for any value realized by Centerra in the future with respect to the Kumtor Project.
(a)
Net Asset Value Analysis

In the NAV analysis, Eight Capital constructed the net asset value of the Kumtor Project, the value of which is estimated through the application of the methodology viewed as the most appropriate in the circumstances, net of obligations and liabilities, including reclamation and closure costs, associated with the Kumtor Project. Under the NAV analysis, the value of each individual asset is summed to produce a total asset value from which is added and/or subtracted the Kumtor Project’s financial assets and liabilities, as well as an estimate of the present value of corporate overhead costs that were not directly assignable to the operating assets, to arrive at the NAV.
Management of Centerra has advised Eight Capital that, as a result of the seizure of control of the Kumtor Project by the KR Government, additional costs would be required in order to bring the Kumtor Project back into production in accordance with the existing mine plan, which costs have been accounted for in its NAV calculation. Discounted to mid-year 2022, these additional costs total $126 million (the “Kumtor Additional Costs”).

For the modelled resources of the Kumtor Project, Eight Capital calculated the present value of the DCF of the Kumtor Project over the modelled life of the asset at the prescribed discount rate outlined in its analysis. By incorporating the DCF methodology into the NAV analysis, Eight Capital was able to incorporate in its estimates the relative timing and uncertainty of cash flows in order to properly reflect the growth prospects and risks inherent in the Kumtor Project’s operations. For unmodelled Kumtor resources, where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value by applying an In-Situ Resource Analysis. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development. Eight Capital also included the Kumtor Additional Costs in its construction of the NAV of the Kumtor Project.
(b)
Market Trading Multiples

Eight Capital compared financial and operational data of the Kumtor Project to the corresponding data of a comparable group of companies determined by Eight Capital. Eight Capital chose comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and market capitalization. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of the Kumtor Project were comparable trading ranges of P/Consensus NAV, EV/EBITDA and P/CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of the Kumtor Project and the selected companies.
(c)
Precedent Transaction Multiples

Eight Capital compared financial and operational data of the Kumtor Project to the corresponding data of a comparable group of assets acquired in selected precedent transactions. Eight Capital chose the precedent transactions based on key criteria such as primary commodity, stage of development, production levels, project location, and transaction value. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of the KGC Shares and the KOC Shares were comparable ranges of P/Consensus NAV. An analysis of the results of the selected precedent transaction analysis involves complex considerations of the selected precedent transactions and other factors that could affect the Fair Market Value of the Kumtor Project and the selected precedent transactions.
Analysis of the KGC Shares and the KOC Shares
The analysis of the KGC Shares and the KOC Shares considers the Fair Market Value of KGC and KOC to Centerra as of the date of the Eight Capital Valuation and Opinion. A more comprehensive description of Kumtor can be found under the heading “Overview of Centerra” in the Eight Capital Valuation and Opinion attached as Appendix D to this Management Information Circular.
Permanent Seizure Perspective
Under the permanent seizure perspective analysis, Eight Capital assumed that Centerra, as owner of KGC and KOC, will not realize any economic value from the Kumtor Project, and Eight Capital therefore determined the low-end of the Fair Market Value range to be NIL under this perspective.
In determining a NIL value on the low-end of the Fair Market Value range, based on the permanent seizure perspective, Eight Capital considered the following:
•
Management of Centerra deconsolidated KGC and KOC and derecognized the Kumtor Project assets and liabilities in its interim financial statements for the quarter ended June 30, 2021, recognizing a loss of $926.4 million, equal to 100% of the net carrying value of the Kumtor Project’s assets and liabilities at the date of the seizure;

•
Management of Centerra no longer includes any cash-flows from the Kumtor Project in its financial model;

•
A number of equity research analysts no longer ascribe any value to the Kumtor Project in their valuation of Centerra;

•
Management of Centerra has indicated that, outside of the Arrangement, there are considerable uncertainties associated with Centerra recovering meaningful value in a timely manner in respect of the Kumtor Project through the legal strategies pursued by Centerra to date or other potential strategies; and

•
Management of Centerra have indicated that there are unlikely to be any third party buyers of the KGC Shares and the KOC Shares in light of the seizure of the Kumtor Project, including due to impediments under Kyrgyz law to Centerra transferring the KGC Shares and the KOC Shares other than to the Kyrgyz Republic or Kyrgyzaltyn.

Fundamental Value Perspectives
NAV Analysis
(a)
DCF Analysis

For mining assets (specifically the Kumtor Project) and corporate overhead costs where a financial forecast could be reasonably estimated, Eight Capital calculated the DCF of each asset over the life of the asset at the prescribed discount rates outlined in its analysis below, based on Modelled Future Cash Flows.
An appropriate discount rate was selected based on Eight Capital’s experience in valuing mining companies. A summary of Eight Capital’s analysis used to select appropriate discount rate is included in the table below:
Kyrgyz Republic WACC Calculation
Cost of Debt
Pre-Tax Cost of Debt(1)	4.2%
Tax Rate	26.5%
After-Tax Cost of Debt	3.1%
Optimal Capital Structure (Debt / Total Capital %)	1.0%
Cost of Equity
Risk Free Rate (10-Year Canada Government Bond Yield)	2.4%
S&P / TSX Composite Index – 5-Year Return (Annualized)	7.1%
Market Risk Premium	4.7%
Unlevered Beta(2)	1.03x
Levered Beta(3)	1.04x
Country Risk Premium – Kyrgyz Republic(4)	9.7%
Cost of Equity – Kyrgyz Republic	17.0%
WACC
Calculated WACC – Kyrgyz Republic	16.9%
Selected Discount – Kyrgyz Republic	17.0%

Source: Factset, Global Risk Profile database, Control Risks, World Government Bond database, Duff & Phelps.
(1)
Single asset producer peer group cost of debt.

(2)
Duff & Phelps mining small composite companies’ unlevered beta.

(3)
Unlevered beta re-levered with optimal debt to total capital ratio based on single asset producer peer group.

(4)
Median 10-year government bond yield of countries with High Risk Profile, as indicated on Global Risk Profile database and Control Risks, less Bank of Canada 10-year government bond yield.

Based on the above table and its knowledge of the mining industry, Eight Capital believes that the appropriate discount rate for Kumtor is 17%.

(b)
In Situ Resource Analysis

With respect to unmodelled resources of the Kumtor Project, where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value applying a range of in-situ resource multiples to unmodelled resources. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development. With the in-situ multiples applied to the unmodelled resources at the Kumtor Project, the value was then discounted to present value from the end of the mine life at the discount rate determined by Eight Capital.
(c)
Other

The Kumtor Additional Costs in the amount of $126 million have been accounted for in Eight Capital’s NAV calculation for the KGC Shares and the KOC Shares.
NAV Build-Out Summary
A summary of Eight Capital’s determination of the Kumtor Project’s NAV (after accounting for the Recovery Discount) is set out in the table below:
		Modelled
Mining NAV	Methodology	Units	Low	High	Consensus
Kumtor	DCF	($M)	$1,005	$1,514	$2,071
Kumtor Cost Adjustments	DCF	($M)	$(126)	$(126)	$(126)
Kumtor Unmodelled Resource	In-Situ	($M)	$10	$21	n/a
Total Mining NAV		($M)	$890	$1,409	$1,945
Corporate G&A / Other	DCF(1)	($M)	$(25)	$(25)	$(25)
Total Net Asset Value		($M)	$865	$1,384	$1,920
Recovery Discount		(%)	80%	65%	n/a
Total Net Asset Value		($M)	$173	$484	n/a

Source: Adjusted Management model, Equity research.
(1)
NPV (at Kyrgyz Republic Selected Discount) of G&A over mine life; assumes $5.0 M p.a.

Market Trading Multiples
Eight Capital compared financial, asset, and operational data of Kumtor to the corresponding data of a comparable group of companies determined by Eight Capital, as set out in the table below. Eight Capital chose comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and enterprise value. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of the Kumtor Project were comparable trading ranges of P/Consensus NAV, EV/EBITDA and P/CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of the Kumtor Project and the selected companies.
Eight Capital calculated a Consensus NAV for Kumtor based on most recent NAV attributed to the Kumtor Project by each research analyst covering Centerra not affected by the seizure of control of the Kumtor Project by the KR Government on May 15, 2021.

The table below shows the comparable companies used for the Kumtor Project (the “Kumtor Comparable Companies”) in Eight Capital’s market trading multiple analysis and the mean and median multiples. All the forecasts in the table immediately below are consensus estimates of investment analyst research.
		EV / Consensus EBITDA		P / Consensus CFPS
Company	P / Consensus NAV	2022E	2023E	2022E	2023E
Centamin plc	1.01x	3.9x	3.0x	4.9x	4.2x
K92 Mining, Inc.	0.77x	12.0x	10.5x	15.0x	11.9x
Gold Road Resources Ltd	1.00x	7.8x(1)	5.7x(1)	9.4x(1)	7.5x(1)
Lundin Gold Inc.	1.05x	5.9x	6.4x	6.6x	7.2x
Torex Gold Resources Inc.	0.73x	1.7x	2.0x	3.2x	3.8x
Victoria Gold Corp.	0.82x	4.8x	4.7x	5.1x	4.9x
West African Resources Ltd	0.57x	3.9x	3.9x	8.8x	10.8x
Median	0.82x	4.8x	4.7x	6.6x	7.2x

Source: Equity research, Corporation disclosure, Factset.
Note: Priced using Volume Weighted Average Prices for the period of 10 trading days preceding the pricing date.
(1)
Represents fiscal years ending June 2022 and 2023.

Eight Capital reviewed the relevant multiples for the Kumtor Comparable Companies and, based on such review and its professional judgement, applied a selected range of multiples to the Kumtor Project Consensus NAV.
(a)
Price to NAV

For the purposes of the P/Consensus NAV analysis, Eight Capital applied a range of 0.60x – 0.80x to the Kumtor Project’s Consensus NAV of $1,920 million, and then applied the Recovery Discount, for a value range of $230 million – $538 million.
P / Consensus NAV Implied Value
		Scenario
		Low	High
Kumtor Consensus NAV	($M)	$1,920	$1,920
Select P / Consensus NAV Multiple	(x)	0.60x	0.80x
Kumtor Implied Value	($M)	$1,152	$1,536
Recovery Discount	(%)	80%	65%
	($M)	$230	$538

(b)
Enterprise Value to EBITDA

For purposes of the EV/EBITDA analysis, Eight Capital used the calendar year 2022 and 2023 Modelled EBITDA for the Kumtor Project under the Low Metals Price Estimates (the “Kumtor Low Modelled EBITDA”) and the High Metals Price Estimates (the “Kumtor High Modelled EBITDA”) and applied a range of EV/EBITDA ratios of 3.0x – 4.5x for 2022, and 2.5x – 3.5x for 2023, determined based on the Kumtor Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Kumtor Project by applying the Kumtor Low Modelled EBITDA to the low-end of the selected ranges and then applying the Recovery Discount, and the Kumtor High Modelled EBITDA to the high-end of the selected ranges and then applying the Recovery Discount.

The low and high case scenarios and the associated calculations are set forth below:
EV / 2022E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2022E EBITDA	($M)	$425	$538
Selected EV / 2022E EBITDA Multiple	(x)	3.0x	4.5x
Kumtor Implied Value	($M)	$1,275	$2,421
Recovery Discount	(%)	80%	65%
	($M)	$255	$847
EV / 2023E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2023E EBITDA	($M)	$700	$842
Selected EV / 2023E EBITDA Multiple	(x)	2.5x	3.5x
Kumtor Implied Value	($M)	$1,749	$2,946
Recovery Discount	(%)	80%	65%
	($M)	$350	$1,031

(c)
Price to Cash Flow

For purposes of the P/CF analysis, Eight Capital used the calendar year 2022 and 2023 Modelled Cash Flow for the Kumtor Project under the Low Metals Price Estimates (the “Kumtor Low Modelled Cash Flow”) and the High Metals Price Estimates (the “Kumtor High Modelled Cash Flow”) and applied a range of P/CF ratios of 4.0x – 5.2x for 2022, and 3.8x – 4.8x for 2023, determined based on the Kumtor Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for Kumtor by applying the Kumtor Low Modelled Cash Flow to the low-end of the selected ranges and then applying the Recovery Discount, and the Kumtor High Modelled Cash Flow to the high-end of the selected ranges and then applying the Recovery Discount.
The low and high case scenarios and the associated calculations are set forth below:
P / 2022E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2022E Cash Flow	($M)	$326	$422
Selected P / 2022E CF Multiple	(x)	4.0x	5.2x
Kumtor Implied Value	($M)	$1,303	$2,197
Recovery Discount	(%)	80%	65%
	($M)	$261	$769
P / 2023E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2023E Cash Flow	($M)	$567	$689
Selected P / 2023E CF Multiple	(x)	3.8x	4.8x
Kumtor Implied Value	($M)	$2,156	$3,308
Recovery Discount	(%)	80%	65%
	($M)	$431	$1,158
Precedent Transaction Multiples
In the precedent transaction analysis, Eight Capital analyzed the purchase prices and implied transaction multiples paid in selected precedent transactions that Eight Capital, based on its experience in the mining industry, considered relevant (the “Precedent Transactions”). Using the transaction metrics of the Precedent Transactions, Eight Capital then determined ranges of multiples that would be applied to the Consensus NAV for the purpose of Eight Capital’s analysis. P/Consensus NAV was used to determine the Fair Market Value range for Kumtor (after applying the Recovery Discount).
Eight Capital analyzed the implied P/Consensus NAV multiple of each Precedent Transaction based on the median equity research analyst NAV estimate for each asset sale at the date of the transaction. The Precedent Transactions implied multiples that Eight Capital analyzed were asset-level sales of producing gold mines in tier 2 and tier 3 jurisdictions, with total consideration of $100 million or more, with announcement dates from 2015 to present.
The table below shows the Precedent Transactions analyzed by Eight Capital and the median P/Consensus NAV. All the multiples in the table immediately below are consensus estimates of investment analyst research.
Date Announced	Target Asset	Vendor	Acquiror	Target Asset Location	P / Consensus NAV
17-Dec-21	Mercedes	Equinox Gold Corp.	Bear Creek Mining Corporation	Mexico	1.21x
12-Feb-20	Mponeng	AngloGold Ashanti Limited	Harmony Gold Mining Company Limited	South Africa	0.32x
15-Apr-19	Chapada	Yamana Gold Inc.	Lundin Mining Corporation	Brazil	0.55x
29-Mar-18	Asanko (45%)	Asanko Gold Inc.	Gold Fields Limited	Ghana	0.62x
06-Apr-17	Veladero (50%)	Barrick Gold Corporation	Shandong Gold Mining Co. Ltd.	Argentina	1.24x
12-Jan-17	Los Filos	Goldcorp Inc.	Leagold Mining Corporation	Mexico	1.19x
28-Jul-16	Mercedes	Yamana Gold Inc.	Premier Gold Mines Limited	Mexico	1.07x
26-Apr-16	Jinfeng (82%)	Eldorado Gold Corporation	China National Gold Group Corporation	China	1.06x
26-May-15	Porgera (47.5%)	Barrick Gold Corporation	Zijin Mining Group Company Limited	Papua New Guinea	1.06x
Median					1.06x

Source: Equity research, Corporation disclosure, Factset.
Eight Capital reviewed the implied P/Consensus NAV of each of the Precedent Transactions and, based on such review and its professional judgement, applied a range of 0.50x – 0.65x to the Kumtor Project’s Consensus NAV of $1,920 million and then applied the Recovery Discount, for a value range of $192 million – $437 million.
Select Precedent P / Consensus NAV Implied Value
		Scenario
		Low	High
Kumtor Consensus NAV	($M)	$1,920	$1,920
Select Precedent P / Consensus NAV Multiple	(x)	0.50x	0.65x
Kumtor Implied Value	($M)	$960	$1,248
Recovery Discount	(%)	80%	65%
	($M)	$192	$437
Valuation Summary
The following is a summary of the range of Fair Market Values of the KGC Shares and the KOC Shares resulting from the permanent seizure perspective analysis, the NAV analysis, the market trading multiples analysis and the precedent transaction multiples analysis:

Metric	Low	High
	($M)	($M)
Permanent Seizure Perspective
Zero Value	$0	−
Net Asset Value
Net Asset Value	$173	$484
Market Trading Multiples
P / Consensus NAV	$230	$538
EV / 2022E EBITDA	$255	$847
EV / 2023E EBITDA	$350	$1,031
P / 2022E CF	$261	$769
P / 2023E CF	$431	$1,158
Precedent Transactions
Select Precedent P / Consensus NAV	$192	$437
In arriving at its opinion as to the Fair Market Value of the KGC Shares and KOC Shares, Eight Capital made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.
Valuation Conclusion
Based on and subject to the foregoing, and such other matters that it considered relevant, Eight Capital is of the opinion that, as of April 3, 2022, the Fair Market Value of the KGC Shares and the KOC Sharesis in the range of NIL to $500 million.
Approach to Fairness
In considering the fairness of the Arrangement to Centerra, from a financial point of view, Eight Capital considered the Fair Market Value range of the assets being exchanged, specifically the KZN Centerra Shares being transferred from Kyrgyzaltyn to Centerra; and the KGC Shares and the KOC Shares, the Cash Consideration and the Intercompany Payment, all being transferred from, or paid by Centerra to Kyrgyzaltyn, or in the case of the Intercompany Payment, to KGC.
Fairness Opinion Conclusion
Based on and subject to the foregoing, Eight Capital is of the opinion that the Arrangement is fair, from a financial point of view, to Centerra.
Recommendation of the Special Committee Regarding the Arrangement Resolution
The Special Committee, having taken into account such matters as it considered relevant and after receiving external legal and financial advice, has unanimously determined that the Arrangement is in the best interests of Centerra and has recommended that the Board approve the Arrangement and recommends that Centerra Shareholders vote FOR the Arrangement Resolution at the Meeting.
In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Corporation and after taking into account the advice of its and the Corporation’s legal, financial, tax and other advisors (including, without limitation, the Eight Capital Valuation and Opinion and the Cormark Opinion) and the advice and input of management of the Corporation.
Recommendation of the Board Regarding the Arrangement Resolution
After taking into account, among other things, advice from Centerra’s management and the recommendation of the Special Committee, the Board has, with Dushen Kasenov (a Kyrgyzaltyn Nominee) abstaining, determined that the Arrangement is in the best interests of Centerra and recommends that Centerra Shareholders vote FOR the Arrangement Resolution at the Meeting.

Overview of the Arrangement
The following contains only a summary of the Arrangement and certain related matters. Centerra Shareholders are urged to read the more detailed information included elsewhere in, or incorporated by reference into, this Management Information Circular, including the Plan of Arrangement attached as Appendix B.
The Arrangement comprises the following principal elements:
•
Centerra purchasing all of the KZN Centerra Shares, representing an approximately 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra Share on the TSX as of April 1, 2022) to be satisfied by the consideration described below. Upon receipt, Centerra will cancel the KZN Centerra Shares;

•
Centerra transferring to Kyrgyzaltyn its 100% equity interest in KGC and KOC (and, indirectly, the Kumtor Project), and paying the Cash Consideration of approximately C$46 million (a portion of which will be withheld on account of Canadian withholding taxes), in satisfaction of the purchase price for the KZN Centerra Shares (together with the receipt by Centerra of the KZN Centerra Shares, the “Share Exchange”);

◦
Approximately C$32 million of the Cash Consideration (i.e., the Deemed Dividend Withholding Tax Amount) will be withheld by Centerra and remitted to the CRA on account of Canadian withholding tax payable by Kyrgyzaltyn on the Share Exchange (for which Centerra is jointly and severally liable) and the balance of the Cash Consideration of approximately C$14 million will be paid to Kyrgyzaltyn on the Closing Date;

•
the Kyrgyz Republic and Kyrgyzaltyn assuming all responsibility for the Kumtor Project, including all reclamation and environmental obligations;

•
full and final releases of all past, present and future Claims of the parties;

•
termination of all Proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:

◦
the Kyrgyz Proceedings are to be withdrawn and terminated to Centerra’s sole satisfaction;

◦
the Arbitration Proceedings have been suspended and are to be terminated within two Business Days of the Closing Date;

◦
no further steps are to be taken by the Kyrgyz Republic or Centerra in relation to the Canadian Proceedings, from the Execution Date. From the Closing Date, Centerra will consent to an order setting aside the judgement issued in the Court against Mr. Bolturuk on February 15, 2022; and

◦
subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, KGC and KOC will work together with the Kyrgyz Republic to voluntarily dismiss the Chapter 11 Proceedings as of the Closing Date;

•
Centerra repaying the Intercompany Claim Balance between Centerra and KGC by paying the Intercompany Payment of $50 million to KGC on the Closing Date and, as to the balance, by way of set off against the KGC Dividend to be declared by KGC immediately prior to the Closing Date;

•
the resignation from the Board of the Kyrgyzaltyn Nominees and the termination of the Restated Shareholders Agreement;

•
the termination of all Project Agreements vis-à-vis Centerra’s rights and obligations; and

•
the transfer of the proceeds of the Reclamation Trust Fund, which was established to fund ongoing reclamation activities at the Kumtor Project, to the KR Reclamation Fund.

The Plan of Arrangement
Summary of the Plan of Arrangement
Certain aspects of the Arrangement will be implemented by way of the Plan of Arrangement, including the Share Exchange, the resignation of the Kyrgyzaltyn Nominees from the Board, the payment by Centerra of the Intercompany Payment and the extinguishment of the Intercompany Claim Balance owing by Centerra to KGC. In addition, the Plan of Arrangement will implement certain related ancillary matters which include: (a) the termination of the Insurance Risk Rights Plan; (b) the elimination of the Class A Shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra would be authorized to issue Centerra Shares and preference shares, each having unamended rights, privileges restrictions and conditions; and (c) releases and waivers in favour of Centerra and each of its then-affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current).
The Plan of Arrangement will not trigger any right of dissent for Centerra Shareholders under the CBCA or otherwise.
Steps of the Plan of Arrangement
Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following events, matters or transactions would occur and would be deemed to occur in the following sequence, at one-minute intervals, without any further act, authorization or formality, unless specifically noted in the Plan of Arrangement:
(a)
Each of the following would occur simultaneously:

(i)
Centerra would execute and deliver, and would be deemed to have executed and delivered to Kyrgyzaltyn the documents set forth in the Arrangement Agreement, and would grant all necessary authority to Kyrgyzaltyn to effect the transfer of the KGC Shares and the KOC Shares from Centerra to Kyrgyzaltyn and the KGC Shares and the KOC Shares would be, and would be deemed to be, sold and transferred by Centerra to and acquired by Kyrgyzaltyn;

(ii)
all of the KZN Centerra Shares would, and would be deemed to be, sold and transferred to and acquired by Centerra (free and clear of any Encumbrances) for cancellation in exchange for the purchase price and consideration that is set out in the Arrangement Agreement, and:

(A)
in respect of such KZN Centerra Shares so sold and transferred, Kyrgyzaltyn would cease to be the holder of such KZN Centerra Shares and to have any rights as a holder of such KZN Centerra Shares other than as provided in the Arrangement Agreement;

(B)
Centerra would be, and would be deemed to be, the transferee of such KZN Centerra Shares (free and clear of any Encumbrances); and

(C)
such KZN Centerra Shares would be cancelled;

(iii)
the Release Agreements of each of Dushen Kasenov, Tengiz Bolturuk and Nurlan Kyshtobaev from the Board would become effective and each of Dushen Kasenov and Nurlan Kyshtobaev would be removed as directors of Centerra, such that the reconstituted Board would consist solely of: Michael S. Parrett, Bruce V. Walter, Scott G. Perry, Richard W. Connor, Jacques Perron, Sheryl K. Pressler, Paul N. Wright, Susan L. Yurkovich and Wendy Kei;

(iv)
the Cash Consideration would be payable by Centerra (A) as to the portion of the Cash Consideration other than the Deemed Dividend Withholding Tax Amount, to Kyrgyzaltyn in accordance with the Arrangement Agreement, and (B) as to the Deemed Dividend Withholding Tax Amount, to the Canada Revenue Agency on or before the due date for remittance on behalf of Kyrgyzaltyn in accordance with the Arrangement Agreement; and

(v)
the Intercompany Payment would be payable by Centerra to KGC in accordance with the Arrangement Agreement; the KGC Dividend would be, and would be deemed to be, offset in full against an equal amount of the Intercompany Claim Balance, and, upon such payment of the Intercompany Payment, the Intercompany Claim Balance would be fully extinguished and each of the loan agreements with respect to the Intercompany Claim Balance would be, and would be deemed to be, terminated without any further action on the part of the parties thereto;

(b)
the Insurance Risk Rights Plan would be, and would be deemed to be, terminated without any further action on the part of the parties thereto;

(c)
the articles of Centerra would be amended to eliminate the Class A non-voting shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra would be authorized to issue an unlimited number of Centerra Shares and an unlimited number of preference shares, each having unamended rights, privileges restrictions and conditions; and
(d)
the releases and waivers of the Centerra Released Parties provided for in the Plan of Arrangement would become effective.

The above steps and the other steps of the Plan of Arrangement are set out in detail in the Plan of Arrangement included in Appendix B to this Management Information Circular.
Releases and Waivers
The Plan of Arrangement would also provide for certain releases in connection with the completion of the Arrangement in favour of the Centerra Released Parties.
Pursuant to the Plan of Arrangement, at the applicable time specified in the Plan of Arrangement, the Centerra Released Parties would be forever and irrevocably released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, Encumbrances and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, without limitation, any Person who may claim contribution or indemnification against or from any Centerra Released Party) may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, or arising out of or in connection with the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the business and affairs of Centerra with respect to or in connection with the Plan of Arrangement and any proceedings commenced with respect to or in connection with the Arrangement, the Plan of Arrangement or the Arrangement Agreement; provided that the Centerra Released Parties would not be released or discharged: (a) from or in respect of any of their respective obligations under the Arrangement, the Plan of Arrangement, the Arrangement Agreement or any document or instrument delivered under the Plan of Arrangement or the Arrangement Agreement or; (b) to the extent that such Centerra Released Party is adjudged by the express terms of a non-appealable judgment of a Canadian court of competent jurisdiction rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct; or (c) from or in respect of any claims arising pursuant to Part XXIII.1 of the Securities Act (Ontario) or equivalent provisions of the securities legislation in each of the other Canadian jurisdictions or under the 1933 Act and/or the 1934 Act.
Without limiting the foregoing, the Plan of Arrangement would also provide that, at the applicable time specified in the Plan of Arrangement, each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, would, and would be deemed to, forever and irrevocably release, any right to challenge, contest, dispute or seek to set aside or vary the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the transactions contemplated by the Plan of Arrangement and the cancellation of the KZN Centerra Shares, and each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, would be permanently enjoined from asserting or proceeding with any such claim, directly or indirectly, in respect of the foregoing.
The Plan of Arrangement would also provide for each Person to be permanently and forever barred, estopped, stayed and enjoined, from and after the Effective Time, with respect to any claims released pursuant to the Plan of Arrangement, from (a) commencing or continuing in any manner, directly or indirectly, any claim, action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against the Centerra Released Parties, as applicable; (b) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Centerra Released Parties; (c) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any Encumbrance against the Centerra Released Parties or any of their respective property or assets; or (d) taking any actions to interfere with the implementation or consummation of the Arrangement, the Plan of Arrangement, the Arrangement Agreement or the transactions contemplated thereunder (other than, in each case, enforcement of any obligation under the Arrangement, the Plan of Arrangement, the Arrangement Agreement or any document delivered thereunder).

The Arrangement Agreement
The Arrangement, including the Plan of Arrangement, will be carried out pursuant to the Arrangement Agreement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by Centerra under its SEDAR profile at www.sedar.com and its EDGAR profile at www.sec.gov/edgar).
Share Exchange and Resignations
Subject to the terms and conditions of the Arrangement Agreement, on the Closing Date and pursuant to the Plan of Arrangement, Centerra will purchase and subsequently cancel the KZN Centerra Shares, and, in satisfaction of the purchase price, Centerra will (a) deliver the KGC Shares and the KOC Shares to Kyrgyzaltyn, and (b) deliver to Kyrgyzaltyn all documents required to effect the transfer of the KGC Shares and the KOC Shares to Kyrgyzaltyn.
Under the Arrangement Agreement, (a) Kyrgyzaltyn and the KR Government will be responsible for, and jointly and severally indemnify Centerra for, any withholding or other Taxes due and payable in the Kyrgyz Republic in connection with the transfer of the KGC Shares and the KOC Shares by Centerra to Kyrgyzaltyn (or, subject to the consent of Centerra, not to be unreasonably withheld, to its designee) and (b) Centerra will be responsible for, and indemnify Kyrgyzaltyn and the KR Government for, any withholding or other Taxes due and payable in Canada in connection with (i) the transfer of the KGC Shares and the KOC Shares and the related payment of the Cash Consideration pursuant to the Share Exchange (ii) the taxes payable by Centerra pursuant to the Arrangement Agreement, and (iii) any accrued interest included in the Intercompany Claim Balance described in the paragraph below under the heading “– Payments and Extinguishment of the Intercompany Claim Balance”.
In addition, the Arrangement Agreement provides that, from the Closing Date, (a) each of the directors of KGC and KOC approved by Centerra will resign as directors of, and provide a customary release in favour of, KGC and KOC and (b) Messrs. Nurlan Kyshtobaev and Dushen Kasenov will resign from the Board and each of Messrs. Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk (on the one hand) and Centerra (on the other hand) will provide mutual customary releases.
Releases, Covenants Not to Sue and Related Undertakings and Indemnities
The Arrangement Agreement provides for the full and final release of all Claims of the parties arising under or in connection with the Project Agreements, the Kumtor Project or the Proceedings, and the Intercompany Claims, as well as covenants to not commence any Claim released by the Arrangement Agreement against the other parties and related undertakings and indemnities described below. Notwithstanding such release of Claims, the Arrangement Agreement provides that, nothing in the Arrangement Agreement, nor any consideration exchanged pursuant to it, shall constitute, be deemed by, or be treated by any party thereto for any purpose as an admission of any wrongful act, wrongful position, wrongful omission, liability, or damages.
Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others
The Arrangement Agreement provides that, on and from the Closing Date, Centerra on behalf of itself, each of its affiliates, each of Centerra’s and its affiliates’ respective successors and assigns and, in respect of Intercompany Claims, Centerra Gold (KB) Inc., and any other person or entity who is entitled to make a Claim in its name (but in each case excluding KGC or KOC):
(a)
fully and forever releases and discharges the Kyrgyz Republic, each Governmental Entity, Kyrgyzaltyn, KGC, KOC and the Kyrgyzaltyn Nominees and each of their respective affiliates, successors and assigns and each of the foregoing’s respective officials, officers, directors, employees, advisors, counsel and consultants (in each case, current, former or future), from any and all Claims arising under or in connection with the Project Agreements, the Kumtor Project, KGC, KOC, the KGC Shares, the KOC Shares and the KZN Centerra Shares, including the ownership thereof, the Intercompany Claims or the Proceedings; and

(b)
agrees and covenants on behalf of itself and its successors and assigns and warrants on behalf of each of its affiliates never to bring, pursue or continue, threaten, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted any action, directly or indirectly, on any of the Claims so released, or to make any Claim whatsoever relating to the Kumtor Project.

Releases and Covenants Not to Sue in Favour of Centerra and Others
The Arrangement Agreement provides that, on and from the Closing Date, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC on behalf of itself and each of its affiliates, each of its and its affiliates’ respective successors and assigns and any Governmental Entity or any other person or entity who is entitled to make a Claim in the name of and/or for the benefit of the Kyrgyz Republic, any Governmental Entity, Kyrgyzaltyn, each of the Kyrgyzaltyn Nominees, KGC or KOC and each of their respective affiliates:
(a)
fully and forever releases and discharges Centerra, its affiliates and each of Centerra’s and its affiliates’ respective predecessors, successors and assigns, and each of the foregoing’s respective shareholders, officers, directors, employees, advisors, counsel and consultants (in each case, current, former or future), without exception, together with any officer, director, employee, advisor, counsel or consultant of KGC or KOC appointed, recommended or approved by Centerra (or its nominated or appointed KGC or KOC directors or officers) or whose retention was approved by the Bankruptcy Court during the course of the Chapter 11 Proceedings (in each case, current, former or future, all of the foregoing such persons together the “Centerra Kumtor Personnel”) and any other officer, director, employee, advisor, counsel or consultant of KGC or KOC who was in any such role as of or before May 15, 2021 (such persons who are not also Centerra Kumtor Personnel, the “Kumtor Personnel”), from any and all Claims arising under or in connection with the Project Agreements, the Kumtor Project, KGC, KOC, the KGC Shares, the KOC Shares and the KZN Centerra Shares, including the ownership thereof, the Intercompany Claims or the Proceedings (including, for the avoidance of doubt, any reclamation or environmental obligations in connection with the Kumtor Project), which release and discharge shall, solely with respect to the Kumtor Personnel, cover only Claims arising on or before May 15, 2021. However, the Arrangement Agreement will not release any Claims that the Kyrgyzaltyn Nominees have or may have for indemnification, advancement of expenses or exculpation under the CBCA or the constating documents, resolutions or policies of Centerra or any Claims that the Kyrgyzaltyn Nominees have or may have under their respective indemnification agreements with Centerra; and

(b)
agrees and covenants on behalf of itself and its successors and assigns and warrants on behalf of each of its affiliates never to bring, pursue or continue, threaten, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted any action, directly or indirectly, on any of the Claims so released, or to make any Claim whatsoever relating to the Kumtor Project.

On and from the Closing Date and without limiting the release described in paragraph (a) above, the Kyrgyz Republic acknowledges and agrees that, notwithstanding any restriction on the authority of the KR Government to bind certain Governmental Entities under the laws of the Kyrgyz Republic, it will constitute a breach of the Arrangement Agreement by the Kyrgyz Republic if a Claim that has been released as described in paragraph (a) above is commenced by a Governmental Entity against any person or entity released as described in paragraph (a) above.
Assumption of Kumtor Project and Project Agreement Liabilities
The Arrangement Agreement provides that, as of the Closing Date, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC acknowledges and agrees that KGC and KOC will continue to be responsible for all of their respective past, present and future liabilities and that the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC are assuming all past, present and future liabilities arising under or in connection with the Kumtor Project or any Project Agreement, and none of the Kyrgyz Republic, Kyrgyzaltyn, KGC, KOC nor any Governmental Entity shall have any recourse whatsoever to Centerra with respect thereto. In addition, the Arrangement Agreement provides that, from the Closing Date, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC undertake, on a joint and several basis, to indemnify, hold harmless and protect Centerra and any of its affiliates and any of its and their shareholders, officers, directors, employees, advisors, counsel or consultants, and any Centerra Kumtor Personnel from any claims, losses and damages of any kind (including reasonable attorney fees and enforcement costs) in connection with the Kumtor Project, the RTD Termination Deed, KGC or KOC including in the event of a bankruptcy or winding-up of KGC or KOC (except as specifically provided otherwise in the Arrangement Agreement in connection with the Chapter 11 Proceedings).
Indemnification in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others
Under the Arrangement Agreement, from the Closing Date, Centerra will undertake to indemnify the Kyrgyz Republic, Kyrgyzaltyn, the Kyrgyzaltyn Nominees, KGC and KOC and their respective affiliates and any of its and their officials, officers, directors, employees, advisors, counsel or consultants, from any Claims (including reasonable attorney fees and enforcement costs) in connection with (a) any expenses, costs and fees for which Centerra is responsible under the Arrangement Agreement in connection with the Chapter 11 Proceedings (see “– Covenants as to the Termination or Resolution of the Proceedings – Termination of the Chapter 11 Proceedings” below); (b) solely in respect of the Kyrgyzaltyn Nominees, the service of the applicable Kyrgyzaltyn Nominee as a director of Centerra (to the fullest extent permitted by the CBCA) and in accordance with any existing indemnification agreement between Centerra and such person; (c) any public disclosure (or failure to make any such disclosure) by Centerra or its representatives in connection with the Plan of Arrangement or the Arrangement Agreement; (d) any registration, report, document or other information filed or otherwise provided by Centerra under applicable securities laws or the rules of any securities exchange or any failure by Centerra to comply with applicable securities laws or the rules of any securities exchange; or (e) the authorization, recommendation or approval of the Arrangement Agreement or the Plan of Arrangement by Centerra; provided, however, that such indemnity will not apply to any Claims (i) brought by, on behalf of, and/or for the benefit of, any party giving a release as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others”; (ii) related to the conduct, actions or omissions of any party giving a release as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others” that was not contemplated by the Arrangement Agreement or requested by Centerra (excluding from this paragraph (ii), with respect to any Kyrgyzaltyn Nominee, any conduct, actions or omissions of such Kyrgyzaltyn Nominee which are indemnified under the applicable indemnification agreement between such Kyrgyzaltyn Nominee and Centerra) or, (iii) in the case of the indemnity with respect to the matters described under paragraphs (c) and (d) above, arising from or based upon any information included in this Management Information Circular or any disclosure described in paragraphs (c) or (d) above that was provided by the Kyrgyz Republic, Kyrgyzaltyn or a Kyrgyzaltyn Nominee (other than in the case of an indemnity sought by a Kyrgyzaltyn Nominee where the existing indemnification agreement between Centerra and such Kyrgyzaltyn Nominee nevertheless provides for indemnification) in writing expressly for the purposes of inclusion in this Management Information Circular or any such other disclosure. Further, under the Arrangement Agreement, Centerra shall procure that the Kyrgyzaltyn Nominees who served as a director of Centerra are included as insureds under any liability insurance policy maintained by Centerra for directors or former directors on a non-discriminatory basis no less favourable to such insured than to any other former director in accordance with Centerra’s generally applicable policy.
Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims
Each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC have also agreed under the Arrangement Agreement (to the extent permitted by non-discriminatory, generally applicable laws of the Kyrgyz Republic and, if outside the Kyrgyz Republic, the applicable laws of such jurisdiction and the applicable tribunal) to intervene, on behalf of Centerra and the other persons released as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others” to uphold the terms of the Arrangement Agreement (including the assumption of liabilities described above under the heading “– Assumption of Kumtor Project and Project Agreement Liabilities”) in any Claim brought by any Governmental Entity or third party acting or purporting to act directly or indirectly on behalf of any Governmental Entity. In addition, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC have agreed to not initiate or pursue, or encourage or assist any person or entity to initiate or pursue, any Claim released as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others” against any person or entity released as described above under the heading “– Releases and Covenants Not to Sue in Favour of Centerra and Others”.

Covenant of Centerra to not Initiate or Assist in Respect of Released Claims
Centerra may not initiate or pursue, or encourage or assist (other than to the extent required by applicable law) any person or entity to initiate or pursue, any Claim released as described above under the heading “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others” against any person or entity released as described above under the heading “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others”.
Claims for Breach of the Arrangement Agreement or RTD Termination Deed Excluded
Notwithstanding the foregoing, the Arrangement Agreement provides that the parties expressly reserve, and do not release or covenant not to sue with respect to, any and all Claims based on any breach or alleged breach of the Arrangement Agreement or the RTD Termination Deed.
Payments and Extinguishment of the Intercompany Claim Balance
Subject to the Arrangement Agreement, (a) on the Closing Date, Centerra will pay the Cash Consideration (less the Deemed Dividend Withholding Tax Amount) to Kyrgyzaltyn, and (b) no later than the date required by the CRA, Centerra will pay the Deemed Dividend Withholding Amount, on behalf of Kyrgyzaltyn, to the CRA.
In addition, subject to the Arrangement Agreement, on the Closing Date Centerra would repay $50 million to KGC as partial repayment of principal amounts of the outstanding Intercompany Claim Balance, to be used by KGC for environmentally and/or socially beneficial purposes with the same objectives as that of the Nature Development Fund (the “Intercompany Payment”).
In addition, the Arrangement Agreement provides that immediately before the Closing Date, KGC shall declare a dividend to Centerra in an amount equal to the Intercompany Claim Balance less the amount of the Intercompany Payment (the “KGC Dividend”), which shall be set off against the balance of the Intercompany Claim Balance (after taking into account the Intercompany Payment), with the result that the Intercompany Claim Balance will be fully repaid. Pursuant to the Plan of Arrangement, upon payment of the Intercompany Payment and declaration of the KGC Dividend and the related set off, the Intercompany Claim Balance will be repaid in full and the intercompany loan documentation between Centerra and KGC in respect of Intercompany Claim Balance will be terminated.
Reclamation Trust Fund
Subject to the Arrangement Agreement, Centerra, the KR Government and KGC have executed and delivered the RTD Termination Deed to the Trustee under the RTD pursuant to which, as of the the Closing Date, the RTD will be terminated and the funds in the RTD will be paid to KGC. The Arrangement Agreement further provides: (a) with effect from the Closing Date, the Kyrgyz Republic and KGC shall procure that the KR Reclamation Fund will be held in a designated reclamation bank account at a reputable and creditworthy financial institution which is wholly-owned by the Kyrgyz Republic and meets the requirement of the National Bank of the Kyrgyz Republic and applicable law and shall be used solely for the purposes of reclamation of the Kumtor Project in accordance with applicable law; and (b) the Kyrgyz Republic and KGC acknowledge that, as and from the Closing Date, that Centerra shall not have any reclamation obligations or reclamation liabilities in connection with the Kumtor Project.
Termination of Project Agreements
The Arrangement Agreement provides that, on and from the Closing Date, each of the Project Agreements to which Centerra, KGC, KOC, Kyrgyzaltyn and the KR Government, or any predecessor of Centerra, are a party, other than the Arrangement Agreement and RTD Termination Deed, would terminate immediately and be of no further force and effect with respect to Centerra or any predecessor thereto and Centerra and any predecessor thereto shall cease to be a party thereto or to have any rights thereunder, and all Claims held by or against Centerra or any predecessor arising out of or in connection with such Project Agreements would be released in accordance with the Arrangement Agreement.

Covenants as to the Termination or Resolution of the Proceedings
Termination of the Kyrgyz Proceedings and Costs
Under the Arrangement Agreement, the KR Government shall procure, or in the case of proceedings brought by persons other than the KR Government, use its reasonable efforts to procure the withdrawal and termination of the Kyrgyz Proceedings as soon as possible, which irrevocable withdrawal/terminations may be contingent solely upon the occurrence of the Closing Date. The KR Government shall bear all court fees and all other costs relating to the Kyrgyz Proceedings.
Without limiting the foregoing, it is a Condition Precedent to the Closing Date (a) that all criminal investigations and proceedings, whether active or suspended, and whether or not such investigations and proceedings are time barred, against any current or former Centerra Kumtor Personnel or Kumtor Personnel have been fully, finally and irrevocably terminated (assuming occurrence of the Closing Date) in each case to the satisfaction of Centerra in its absolute and sole discretion and (b) the Kyrgyz Republic has provided Centerra with evidence and supporting documentation in respect of such terminations in each case to the satisfaction of Centerra in its absolute and sole discretion, including:
(i)
removing any “Notices of Suspicion” issued against any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(ii)
withdrawing any applications for preventative detention or other preventative measure against any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(iii)
withdrawing any applications for search and seizure against any property belonging to or occupied by any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(iv)
withdrawing the names of any current or former Centerra Kumtor Personnel or Kumtor Personnel from any wanted list;

(v)
withdrawing any request made by the Kyrgyz National Central Bureau to Interpol General Secretariat for the processing of any data in relation to any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(vi)
withdrawing any request made by the Kyrgyz National Central Bureau to Interpol General Secretariat for the circulation or publication of any Interpol notice in relation to any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(vii)
withdrawing any diffusion sent by the Kyrgyz National Central Bureau to other National Central Bureaus either directly or through Interpol channel as well as any information sent by the Kyrgyz National Central Bureau for inclusion in Interpol databases in relation to any current or former Centerra Kumtor Personnel or Kumtor Personnel;

(viii)
withdrawing any indictment against any current or former Centerra Kumtor Personnel or Kumtor Personnel; and

(ix)
providing copies of letters from the appropriate Governmental Entities confirming that, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal claims, cases, judgements, proceedings, investigations, inquiries or convictions against Centerra or any of its related parties released in the Arrangement Agreement and that all pending Claims against any current or former Centerra Kumtor Personnel or Kumtor Personnel have been closed with prejudice (assuming occurrence of the Closing Date).

The parties shall not take any steps inconsistent with the foregoing without the consent of Centerra.
Centerra understands that many of the Kyrgyz Proceedings have been terminated in full as of the date of this Management Information Circular, but certain proceedings and termination steps remain to be completed.
Termination of the Arbitration Proceedings
Pursuant to the Arrangement Agreement, the parties have jointly written to the sole arbitrator informing him of the suspension of the Arbitration Proceedings through the Longstop Date. Within two Business Days after the Closing Date, Centerra, KGC, KOC, the Kyrgyz Republic and Kyrgyzaltyn shall execute the Arbitration Termination Letter and shall file the same with the sole arbitrator, together with the proposed consent award in the form specified in the Arrangement Agreement to be executed by the sole arbitrator.
Each party shall bear its own costs, fees, and expenses, including attorneys’ fees, incurred in connection with the Arbitration Proceedings. The parties each waive any and all claims for costs, fees and expenses, including attorneys’ fees, arising out of or relating to the Arbitration Proceedings. Any arbitrator and administrative secretary fees and expenses for the Arbitration Proceedings shall be borne equally by the claimants (on the one hand) and the respondents (on the other hand) in the Arbitration Proceedings.
Any portion of the advance on the costs of the Arbitration Proceedings deposited with the London Court of International Arbitration that is to be returned to the parties shall be returned in the proportions in which such funds were paid by each party minus the proportion of the costs to be borne by each party in accordance with the Arrangement Agreement. For the avoidance of doubt, any fees and expenses of the London Court of International Arbitration acting as fundholder shall be borne equally by the claimants (on the one hand) and the respondents (on the other hand).
The parties shall not take any steps inconsistent with the foregoing without the consent of Centerra and the KR Government.
Termination of the Chapter 11 Proceedings
Centerra and the KR Government shall use their best efforts to suspend the hearing and litigation schedule with respect to the KR Government’s motion to dismiss the Chapter 11 Proceedings pursuant to 11 U.S.C. § 305 (the “Motion to Dismiss”) pending the Closing Date, in a manner to be reasonably agreed as between the debtors in the Chapter 11 Proceedings (the “Debtors”) (subject to their fiduciary duties) and the KR Government.
As soon as practicable after the satisfaction of the Conditions Precedent described above under the heading “– Termination of the Kyrgyz Proceedings and Costs”, Centerra and the KR Government shall use their best efforts to voluntarily dismiss the Chapter 11 Proceedings as of the Closing Date. For this purpose, Centerra, the KR Government and the Debtors (in the case of the Debtors, subject to the fiduciary duties of their respective boards of directors) shall agree on a form of motion to dismiss and proposed form of order to be filed with the Bankruptcy Court by the Debtors, and the KR Government shall procure a duly authorized statement from the Temporary Manager to be submitted with such motion and proposed order, in a form to be agreed by the KR Government, Centerra and the Debtors, indicating KGC and KOC shall honour their respective obligations and liabilities outstanding as of the Closing Date (except as otherwise provided in the Arrangement Agreement in respect of administrative expenses of the Chapter 11 Proceedings, as set forth below). Centerra and the Debtors shall stipulate that such statement shall not act as an admission of jurisdiction by the KR Government or the Temporary Manager. Upon the occurrence of the Closing Date, the Debtors and the KR Government shall file a joint notice with the Bankruptcy Court declaring that the Closing Date has occurred. Substantially simultaneously with the filing of the motion to dismiss the Chapter 11 Proceedings in accordance with the preceding paragraph, the KR Government shall withdraw and waive all reservations of rights previously filed in the Chapter 11 Proceedings with respect to professional fees, which withdrawal and waiver shall be contingent on the occurrence of the Closing Date.
Centerra and the KR Government agree as of the Execution Date to (or, in the case of Centerra, to the extent within its control and subject to the fiduciary duties of the boards of directors of the Debtors, cause the Debtors to) (a) suspend all discovery, briefing and other matters in connection with the Motion to Dismiss, (b) in the case of the KR Government not to file any motions in the Chapter 11 Proceedings, and (c) not take any other adverse action including any filing in the Chapter 11 Proceedings inconsistent with the Arrangement Agreement in any material respect or affecting the rights or interests of any party or the Temporary Manager, in each case except as agreed by Centerra, the Debtors and the KR Government.
Centerra will be responsible for the funding of the DIP Loan or, following the Closing Date, directly paying, to the extent required to satisfy (a) all administrative expenses of retained professionals of KGC and KOC in the Chapter 11 Proceedings, (b) fees payable to the Office of the United States Trustee, and (c) other allowed administrative expenses approved by the Bankruptcy Court (which shall (i) include any storage costs for goods held in transit as a result of the Chapter 11 Proceedings or at the direction of the Debtors, and

(ii) exclude any expenses of vendors, suppliers or customers or any similar expenses arising from the Temporary Manager’s operations of KGC). Centerra shall not bear any costs incurred by the Kyrgyz Republic, Kyrgyzaltyn, the Temporary Manager, any KGC or KOC creditor or supplier or any other interested party prior to, in connection with or during the pendency of the Chapter 11 Proceedings.
The parties acknowledged and agreed that, (a) pursuant to the release granted in the Arrangement Agreement, Centerra and its subsidiaries shall have no further rights, claims or other remedies against KGC and KOC or their assets or property in respect of the DIP Loan as of the Closing Date, and (b) as of the Closing Date Centerra shall arrange for the Debtors’ HSBC account in New York to be closed and any remaining funds shall be used to satisfy any expenses set forth in the preceding paragraph above or otherwise refunded to Centerra.
The parties shall not take any steps inconsistent with the foregoing without the consent of Centerra and the KR Government.
Canadian Proceedings
Centerra and the KR Government have provided each other with the Canadian Proceedings Undertaking pursuant to which each of Centerra and Tengiz Bolturuk have agreed to comply with the following provisions: from the Execution Date and until the earlier to occur of the Closing Date or the termination of the Arrangement Agreement as described below in the section titled “– Termination of the Arrangement Agreement and Effect of Termination”, (a) they shall take no further steps in relation to the Canadian Proceedings or any order or judgement issued in relation thereto (except to arrange for the issuance of an order or judgement reflecting the terms of the decision of the Court or to commence an appeal) or the undertaking as to damages given by Centerra on May 26, 2021, and (b) the time period for taking any step in commencing any appeal of a decision in the Canadian Proceedings by either side is tolled and Centerra and Tengiz Bolturuk have agreed to file any consents necessary to effect such tolling. From and after the Closing Date, Centerra and Tengiz Bolturuk shall not take any further steps in relation to the Canadian Proceedings (including by way of appeal), except that (i) Centerra and Tengiz Bolturuk will consent to an order setting aside the judgement issued in the Canadian Proceedings on February 15, 2022, dissolving any injunctions granted in the Canadian Proceedings, and dismissing the Canadian Proceedings on a without costs basis, and (ii) Centerra and Tengiz Bolturuk will fully and forever release each other of any claims that either of them may have in connection with any issues raised or that could have been raised in the Canadian Proceedings.
The parties shall not take any steps inconsistent with the foregoing without the consent of the KR Government.
Covenants of the Kyrgyz Republic and Kyrgyzaltyn regarding the Centerra Shareholder Approval and Canadian Court Approval
The Arrangement Agreement contains certain customary covenants of the Kyrgyz Republic and Kyrgyzaltyn to cooperate with and assist Centerra in seeking the Centerra Shareholder Approval and the Canadian Court Approval, including (a) by providing Centerra, on a timely basis, any information or documents reasonably requested by Centerra in connection therewith and (b) Kyrgyzaltyn having irrevocably agreed to vote all of the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting and irrevocably constituting and appointing Centerra as its true and lawful agent, attorney and attorney-in-fact with respect to the KZN Centerra Shares, with full power of substitution, to execute and deliver a proxy to vote, or otherwise vote or causing to be voted, all of the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.
Conditions Precedent
The obligations of the parties under the Arrangement Agreement, including the obligation of Centerra to obtain the Final Order and file the Articles of Arrangement, are subject to the fulfillment or waiver of the following conditions precedent (the “Conditions Precedent”), in respect of which the parties have agreed to cooperate in good faith and use their commercially reasonable efforts to satisfy all Conditions Precedent:
(a)
each of the Arrangement Agreement and the RTD Termination Deed shall have been duly authorized and executed by each party thereto;

(b)
the representations and warranties of each party shall be true and accurate as of the date they were made or deemed made;

(c)
each party shall have fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement and the RTD Termination Deed to be fulfilled or complied with by it on or prior to the Closing Date. All payments and deliveries to be made on the Closing Date pursuant to the Arrangement Agreement shall have been made in accordance with the terms of the Arrangement Agreement;

(d)
no law shall be in effect that makes the consummation of the Arrangement Agreement and the RTD Termination Deed, and the transactions contemplated therein, illegal or otherwise prohibits or enjoins any party from consummating the Arrangement Agreement or the RTD Termination Deed and completing the transactions contemplated therein;

(e)
the KR Approvals shall remain in full force and effect without modification as of the Closing Date;

(f)
the Centerra Shareholder Approval shall have been obtained and shall remain in full force and effect;

(g)
the Canadian Court Approval shall have been obtained;

(h)
no court, arbitral or other proceeding regarding the authority, execution and delivery or enforceability of any of the Arrangement Agreement or the RTD Termination Deed shall be pending, proposed or threatened and no law or other governmental action shall have been taken or be pending, proposed or threatened which, if adopted (in the case of any pending, proposed or threatened action), would purport to (i) repudiate, invalidate, denounce, cancel, limit, impair, breach or modify in any way any of the Arrangement Agreement or the RTD Termination Deed or any provision thereof, or (ii) subject any party to a requirement for payment or delivery of property or liability to any third party (other than in respect of Taxes or pursuant to the Arrangement Agreement or the RTD Termination Deed) to which it would not have been subject if the Closing Date did not occur. The Condition Precedent in paragraph (ii) above is solely for the benefit of, and may be waived solely by, the party which is subject to such payment obligation or liability;

(i)
Centerra shall have advanced, or agreed to advance, the DIP Loan in an amount sufficient to enable the Debtors to pay and satisfy their administrative expenses incurred as part of the Chapter 11 Proceedings in accordance with the Arrangement Agreement;

(j)
all Kyrgyz Proceedings shall have been fully, finally and irrevocably terminated, closed, dismissed, or otherwise resolved (assuming, in each case, occurrence of the Closing Date), in each case to the satisfaction of Centerra in its absolute and sole discretion, including taking the steps described above under the heading “– Covenants as to the Termination or Resolution of the Proceedings – Termination of the Kyrgyz Proceedings and Costs”;

(k)
the Chairman of the Cabinet of Ministers of the Kyrgyz Republic shall have executed and delivered a letter to Centerra confirming, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal, administrative or civil claims, cases, judgements, proceedings, investigations, inquiries or convictions against any of the persons released under the heading “The Arrangement – The Arrangement Agreement – Releases and Covenants Not to Sue in Favour of Centerra and Others”;

(l)
all Proceedings (other than the Arbitration Proceedings and the Canadian Proceedings) shall have been fully, finally and irrevocably terminated, closed and dismissed (assuming, in each case, occurrence of the Closing Date) in accordance with the steps described above under the heading “– Covenants as to the Termination or Resolution of the Proceedings” and the Canadian Proceedings Undertaking shall have been complied with by the parties thereto; and

(m)
the Kyrgyz Republic and Kyrgyzaltyn shall procure that KGC delivers a solvency confirmation in respect of KGC as of the Closing Date for the benefit of Centerra from a reputable, independent accountancy or valuation firm mutually agreed by Centerra and the KR Government. Such confirmation shall state that KGC is solvent as of the Closing Date (and able to carry out its financial obligations contemplated in the Arrangement Agreement and in the RTD Termination Deed).

If any Condition Precedent is not satisfied by reason of a matter or circumstance within the control of Centerra, the KR Government may waive any such Condition Precedent in its sole discretion. The Centerra Shareholder Approval and the Canadian Court Approval Conditions Precedent are deemed not to be within the control of Centerra. If a Condition Precedent is not satisfied by reason of a matter or circumstance within the control of the KR Government, Kyrgyzaltyn or any Governmental Entity, Centerra may waive any such Condition Precedent in its sole discretion. The Condition Precedent described in paragraph (h)(ii) above may be waived only by the party who is subject to the applicable court, arbitral or other proceedings, law or other governmental action requiring such party to make a payment or deliver property, or subjecting such party to liability, to any third party (other than in respect of Taxes or pursuant to the Arrangement Agreement or the RTD Termination Deed).
Covenants of Centerra to Cooperate with KGC and KOC
The Arrangement Agreement provides for certain covenants of Centerra to cooperate with KGC and KOC prior to and following the Closing Date, including:
(a)
transferring such KGC and KOC data to KGC and/or KOC on the Closing Date as may be reasonably requested by the Kyrgyz Republic no later than 10 days following the Execution Date, provided that any such data is readily available to Centerra but not available to the Temporary Manager. Any such data will be provided in the form maintained by Centerra. The Kyrgyz Republic will be solely responsible for obtaining any software or other licenses necessary to receive such data in such form and the inability of the Kyrgyz Republic to receive such data shall not be deemed to be a breach of this covenant by Centerra. For the avoidance of doubt, satisfaction of the preceding undertaking is not a Condition Precedent;

(b)
cooperating in good faith and using commercially reasonable efforts to transfer to KGC and/or KOC (including cooperating with and providing access to an independent, reputable contractor retained by KGC or KOC and acceptable to Centerra, which access shall be limited to KGC and KOC data, provided any such contractor enters into a confidentiality and indemnity agreement on customary terms reasonably satisfactory to Centerra) any material KGC and KOC data stored in Centerra’s IT systems or over which it has control and possession, provided that Centerra shall not in the performance of such obligation be required to expend any of its own funds (other than for its internal personnel costs and other ordinary course overhead expenses) or take any steps which could (in the opinion of Centerra) compromise the security of Centerra’s IT systems, disclose privileged information or violate any applicable law;

(c)
not making, prosecuting, asserting or threatening any Claims against vendors and suppliers to the Kumtor Project or other contract parties with KGC and KOC, in respect of their dealings with KGC, KOC and the Kumtor Project, including without limitation in respect of any prepayments or deposits made to such vendors, suppliers or contract parties, provided that, for the avoidance of doubt, Centerra shall not be prohibited from defending any Claim brought against Centerra by any such party;

(d)
as soon as reasonably practicable, delivering to an agreed list of key suppliers and vendors to KGC a letter (in a form agreed by Centerra and the KR) informing them of the termination of the Chapter 11 Proceedings and that Centerra will not make, prosecute, assert or threaten any Claims against them in connection with their dealings with KGC and the Kumtor Project; and

(e)
as soon as reasonably practicable, delivering a letter (in a form agreed by Centerra and the Kyrgyz Republic) to the London Bullion Market Association informing them of the Arrangement Agreement and the absence of any Claims by Centerra against the Kyrgyz Republic and Kyrgyzaltyn and withdrawing any previous complaints and/or objections (if any) regarding Kyrgyzaltyn’s status as a “Good Delivery Refiner”.

Representations and Warranties of Centerra
The Arrangement Agreement contains certain customary representations and warranties of Centerra to the KR Government, Kyrgyzaltyn, KGC and KOC, as of each of the Execution Date and the Closing Date, including as to: (a) its existence and good standing under the laws of Canada; (b) its authority to enter into and carry out its obligations under the Arrangement Agreement and that its obligations thereunder are valid, legally binding and enforceable; (c) the receipt of all necessary approvals (other than in the Kyrgyz Republic) to enter into and carry out its obligations under the Arrangement Agreement, other than Canadian Court Approval and filing the Articles of Arrangement with the CBCA Director; (d) the absence of any outstanding laws which prohibit or restrict Centerra from entering into or performing its obligations under the Arrangement Agreement; (e) the absence of any conflict of the Arrangement Agreement with any organizational document or other agreement to which Centerra is a party; (f) the absence of any offer, promise or receipt by any Government Official of anything of value for the purpose of influencing any action or decision; (g) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others”, “– Indemnification in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others” and “– Covenant of Centerra to not Initiate or Assist in Respect of Released Claims”, being effective as of the Closing Date; (h) the absence of any actual, pending or threatened Claims against any person or entity released as described above under the heading “– Releases and Covenants Not to Sue in Favour of the Kyrgyz Republic, Kyrgyzaltyn and Others”; (i) its ownership of and title to the KGC Shares and the KOC Shares; (j) its Canadian residency for the purposes of the Tax Treaty; and (k) the authorization of KGC and KOC by their respective Boards of Directors to take the actions described in the Arrangement Agreement relating to terminating the Chapter 11 Proceedings.
Representations and Warranties of Kyrgyzaltyn
The Arrangement Agreement contains certain customary representations and warranties of Kyrgyzaltyn to Centerra, as of each of the Execution Date and the Closing Date, including as to: (a) its existence and good standing under the laws of Kyrgyz Republic; (b) its authority to enter into and carry out its obligations under the Arrangement Agreement and that its obligations thereunder are valid, legally binding and enforceable; (c) the receipt of all necessary approvals to enter into and carry out its obligations under the Arrangement Agreement; (d) the absence of any constitutional provisions, laws, regulations, decrees or orders restricting or prohibiting the entry into and performance of the Arrangement Agreement or the enforceability thereof, and the validity of the choice of law and dispute resolution provisions of the Arrangement Agreement, and enforceability of any decision or award made pursuant thereto, under the laws of the Kyrgyz Republic; (e) the compliance of the Arrangement Agreement and RTD Termination Deed with all anti-corruption, anti-money laundering and anti-bribery laws in the Kyrgyz Republic and related matters; (f) the absence of any conflict of the Arrangement Agreement with any organizational document or other agreement to which it is a party; (g) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others”, “– Assumption of Kumtor Project and Project Agreement Liabilities” and “– Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims”, being effective as of the Closing Date; (h) the termination of the Kyrgyz Proceedings, effective as of the Closing Date; (i) the absence of actual, pending or threatened Claims against Centerra or any of its affiliates or any of its or their shareholders, officers, directors, employees, advisors, counsel or consultants or any Centerra Kumtor Personnel; (j) as to its ownership of and title to the KZN Centerra Shares and the number of KZN Centerra Shares; (k) that neither it nor any person or entity who controls Kyrgyzaltyn is in the “local jurisdiction” within the meaning of NI 62-104; and (l) its Kyrgyz residency for the purposes of the Tax Treaty.
Representations and Warranties of the Kyrgyz Republic
The Arrangement Agreement contains certain customary representations and warranties of the Kyrgyz Republic to Centerra, as of each of the Execution Date and the Closing Date, including as to: (a) its authority to enter into and carry out its obligations under the Arrangement Agreement and that its obligations thereunder are valid, legally binding and enforceable; (b) the receipt and effectiveness of all necessary approvals to authorize the Kyrgyz Republic, Kyrgyzaltyn and (as of the Closing Date only) KGC and KOC to enter into and carry out their obligations under the Arrangement Agreement and the RTD Termination Deed and the absence of any constitutional provisions, laws, regulations, decrees or orders restricting or prohibiting the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC from entering into and performing the Arrangement Agreement or the RTD Termination Deed or the enforceability thereof, and the validity of the choice of law and dispute resolution provisions of the Arrangement Agreement, and enforceability of any decision or award made pursuant thereto, under the laws of the Kyrgyz Republic; (c) the KR Approvals remaining in full force and effect; (d) the absence of any conflict of the Arrangement Agreement with any agreement to which it is a party; (e) the absence of liability of Centerra or its related parties for any taxes, levies or other charges in the Kyrgyz Republic arising as a result of the Arrangement Agreement or the RTD Termination Deed; (f) the compliance of the Arrangement Agreement and RTD Termination Deed with all anti-corruption, anti-money laundering and anti-bribery laws in the Kyrgyz Republic and related matters; (g) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others”, “– Assumption of Kumtor Project and Project Agreement Liabilities” and “– Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims”, being effective as of the Closing Date; (h) the termination of the Kyrgyz Proceedings effective as of the Closing Date; (i) there being no criminal convictions of any current or former Centerra Kumtor Personnel or Kumtor Personnel in the Kyrgyz Republic and no outstanding cases, proceedings, investigations or inquiries against any person released as described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others” which have not been disclosed to Centerra by the Kyrgyz Republic within 30 days of the Execution Date; (j) the absence of actual, pending or threatened Claims against Centerra or any of its affiliates or any of its or their shareholders, officers, directors, employees, advisors, counsel or consultants or any Centerra Kumtor Personnel, among others; (k) waiver of rights to seek disallowance or disgorgement of, or object to, professional fees of the retained professionals of KGC and KOC in the Chapter 11 Proceedings; and (l) the lapse of the mandate, and irrevocable dismissal of the KR State Commission.
Representations and Warranties of KGC and KOC
The Arrangement Agreement contains certain customary representations and warranties of each of KGC and KOC (and the KR Government and Kyrgyzaltyn in respect of each of KGC and KOC) to Centerra, as of the Closing Date, including as to: (a) its existence and good standing under the laws of Kyrgyz Republic; (b) its authority to enter into and carry out its obligations under the Arrangement Agreement; (c) the receipt of all necessary approvals to enter into and carry out its obligations under the Arrangement Agreement; (d) the absence of any constitutional provisions, laws, regulations, decrees or orders restricting or prohibiting the entry into and performance of the Arrangement Agreement or the enforceability thereof, and the validity of the choice of law and dispute resolution provisions of the Arrangement Agreement, and enforceability of any decision or award made pursuant thereto, under the laws of the Kyrgyz Republic; (e) the absence of any conflict of the Arrangement Agreement with any organizational document or other agreement to which it is a party; (f) the release of the Claims, undertakings and indemnities described above under the headings “– Releases and Covenants Not to Sue in Favour of Centerra and Others”, “– Assumption of Kumtor Project and Project Agreement Liabilities” and “– Covenants of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC to Intervene and not Initiate or Assist in Respect of Released Claims”; (g) the absence of actual, pending or threatened Claims against Centerra or any of its affiliates or any of its or their shareholders officers, directors, employees, advisors, counsel or consultants or any Centerra Kumtor Personnel; (h) the compliance of the Arrangement Agreement with all anti-corruption, anti-money laundering and anti-bribery laws in the Kyrgyz Republic and related matters; (i) the absence of any legal proceedings regarding its bankruptcy or insolvency, other than the Chapter 11 Proceedings; and (j) its solvency and ability to carry out the transactions contemplated by the Arrangement Agreement and the RTD Termination Deed.
Termination of the Arrangement Agreement and Effect of Termination
The Arrangement Agreement may be terminated, pursuant to its terms, as follows:
(a)
automatically, in the event that the Closing Date has not occurred on or before the Longstop Date;

(b)
by Centerra, if the Kyrgyz Proceedings have not been terminated by May 19, 2022 (which termination right Centerra has not exercised as of the date hereof but reserves the right to);

(c)
by each of the Kyrgyz Republic and Kyrgyzaltyn, if, at any time prior to the Closing Date, Centerra breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by Centerra in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of receipt of notice of such breach or misrepresentation; and

(d)
by Centerra, if, at any time prior to the Closing Date, either the Kyrgyz Republic or Kyrgyzaltyn breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by the Kyrgyz Republic or Kyrgyzaltyn in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of receipt of notice of such breach or misrepresentation.

Any termination of the Arrangement Agreement shall be without prejudice to any Claims the parties have as of the Execution Date (without regard to the Arrangement Agreement or its negotiation), and none of the parties or their respective affiliates, directors, officers, employees or agents will have any obligations or liabilities pursuant to or in connection with the Arrangement Agreement or its negotiation. For greater certainty, if the Arrangement Agreement is validly terminated pursuant to its terms, the parties thereto may resume any suspended Proceedings.
The Longstop Date is July 31, 2022 or such later date as may be extended by written agreement of the parties to the Arrangement Agreement, provided that Centerra, Kyrgyzaltyn and the Kyrgyz Republic shall each have the right to extend the Longstop Date up to ninety days (in thirty-day increments) in aggregate if the Final Order has not been obtained and has not been denied by a non-appealable decision of the Court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5:00 p.m. (Eastern Time) on the Business Day prior to the original Longstop Date (or subsequent Longstop Date, as applicable); provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in the case of the Kyrgyz Republic or Kyrgyzaltyn, either the Kyrgyz Republic’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement. By letter agreement dated June 21, 2022, the Corporation, Kyrgyzaltyn and the KR Government agreed that one of the extension rights in the proviso under the definition of Longstop Date may be exercised notwithstanding that the Final Order has been obtained provided that one or more Conditions Precedent remain yet to be satisfied or waived in accordance with the Arrangement Agreement.
Costs
Except as otherwise provided in the Arrangement Agreement in respect of taxes (see “– Share Exchange and Resignations”) and the administrative expenses of KGC and KOC incurred as part of the Chapter 11 Proceedings (see “– Conditions Precedent” and “– Covenants as to the Termination or Resolution of the Proceedings – Termination of the Chapter 11 Proceedings”), each party thereto shall bear its own costs in relation to the negotiation, drafting, execution and fulfilment of the Arrangement Agreement and in relation to the Proceedings, including its own costs associated with the termination or resolution thereof.
Closing Date
The Closing Date shall be no later than the third Business Day following the date that the last of the Conditions Precedent have been satisfied or waived in full (other than conditions which, by their nature, are only capable of being satisfied as of the Closing Date). On the Closing Date, Centerra shall file or cause to be filed the Articles of Arrangement with the CBCA Director such that the Plan of Arrangement shall become effective on the Closing Date. Any party to the Arrangement Agreement may acknowledge such date in writing by delivering the Closing Notice to and for acknowledgement by the other parties thereto, provided that such acknowledgement shall not itself be a Condition Precedent to the occurrence of the Closing Date.
Governing Law
The Arrangement Agreement and any dispute arising out of or related to the Arrangement Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any choice of law or conflict of laws provisions or principles.
Dispute Resolution; Remedies
All disputes arising out of or in connection with the Arrangement Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”). There shall be one arbitrator, who shall be appointed in accordance with the ICC Rules and:

(a)
The seat of the arbitration shall be London, United Kingdom;

(b)
The language of the arbitration shall be English; and

(c)
Centerra, the KR Government, Kyrgyzaltyn, KGC and KOC agree, pursuant to Article 30(2)(b) of the ICC Rules, that the Expedited Procedure Provisions shall apply irrespective of the amount in dispute and each party acknowledges that pursuant to Article 30(3)(c) of the ICC Rules, the Expedited Procedure Provisions shall not apply if the ICC Court, upon the request of a party before the constitution of the arbitral tribunal or on its own motion, determines that it is inappropriate in the circumstances to apply the Expedited Procedure Provisions.

Nothing in the Arrangement Agreement shall preclude the parties from seeking remedies in aid of arbitration from a court of appropriate jurisdiction.
Nothing in the Arrangement Agreement shall preclude any person from asserting the releases set forth in the Arrangement Agreement as a defence in any proceeding that seeks to enforce a Claim released therein.
For the sole purpose of proceedings before any court of competent jurisdiction to enforce the award of the sole arbitrator appointed in accordance with the Arrangement Agreement, each of the Kyrgyz Republic (on behalf of itself and each Governmental Entity), Kyrgyzaltyn, KGC and KOC irrevocably waive any immunity from legal process or jurisdiction it has or may have on grounds of sovereignty or otherwise.
Without prejudice to any other remedies available to any party to the Arrangement Agreement at law or contract, if on or after the Closing Date, any party breaches its respective obligations under the covenants described in the sections above titled “– Releases, Covenants Not to Sue and Related Undertakings and Indemnities” in any material respect and such breach is not remedied (if capable of being remedied) within 10 days of notice given by the injured party to the breaching party, such party shall pay, as compensation and not a penalty, to the injured party an amount equal to the Intercompany Payment plus the Cash Consideration minus the Deemed Dividend Withholding Tax Amount. In the event the breach is committed by Centerra, the Kyrgyz Republic shall be deemed to be the injured party, and in the event the breach is committed by the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC, Centerra shall be deemed to be the injured party. In the event the breach is committed by the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC shall be liable on a joint and several basis to make such payment to Centerra.
Arrangement Risk Factors
Completion of the Arrangement is subject to a number of risks and uncertainties. See “Risk Factors – Risks Related to the Arrangement” in this Management Information Circular.
Procedure for the Centerra Shareholder Approval and the Canadian Court Approval
Completion of the Arrangement is subject to the satisfaction or waiver in full of each of the Conditions Precedent prior to the Closing Date (other than conditions which, by their nature, are only capable of being satisfied as of the Closing Date). Pursuant to the Arrangement Agreement, the Centerra Shareholder Approval and the Canadian Court Approval Conditions Precedent are deemed not to be within the control of Centerra and therefore may not be waived by the KR Government. See the section titled “The Arrangement – The Arrangement Agreement – Conditions Precedent” in this Management Information Circular for a summary of the actions and procedures required to satisfy the other Conditions Precedent.
The following procedural steps must be taken to obtain the Centerra Shareholder Approval and the Canadian Court Approval:
(a)
the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding for this purpose votes attached to the Centerra Shares held by Kyrgyzaltyn and any other persons required to be excluded under MI 61-101 (i.e., minority approval), in each case present virtually or represented by proxy at the Meeting. See Appendix A to this Management Information Circular for the full text of the Arrangement Resolution and Appendix E for the Interim Order. See also sections “The Arrangement – Securities Law Matters – Canadian Securities Laws”; “Risk Factors – Risks Related

to the Arrangement” and “Voting Information and General Proxy Matters – Procedure and Votes Required” in this Management Information Circular;
(b)
the Plan of Arrangement must be approved by the Court pursuant to the Final Order. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Plan of Arrangement. The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Pursuant to the Arrangement Agreement, the Interim Order and the Plan of Arrangement, any amendment or variation to the Plan of Arrangement ordered by the Court is subject to the consent of Centerra andsolely to the extent the amendment is adverse in any material respect to the interests of the Kyrgyz Republic or Kyrgyzaltyn pursuant to the Arrangement Agreement, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably. The Notice of Application and the Interim Order are attached to this Management Information Circular as Appendix F and Appendix E, respectively; and

(c)
the Final Order, the Plan of Arrangement, and related documents, in the form prescribed by the CBCA, must be sent to the CBCA Director in accordance with the CBCA and the Certificate of Arrangement must be issued by the CBCA Director.

Pursuant to the Arrangement Agreement, Kyrgyzaltyn has irrevocably agreed to vote all of the KZN Centerra Shares, being 77,401,766 Centerra Shares representing approximately 26.0% of the issued and outstanding Centerra Shares, in favour of the Arrangement Resolution at the Meeting and has granted Centerra an irrevocable power-of-attorney to vote the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.
Subject to the Arrangement Resolution being approved by Centerra Shareholders, the application for the Final Order approving the Plan of Arrangement is expected to be made on or about July 28, 2022, at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard. At the hearing, any Centerra Shareholder or any other interested party who wishes to participate, be represented, or present arguments or evidence may do so in accordance with the provisions of the Interim Order, provided that such a party shall serve on Centerra and file with the Court a notice of appearance as set out in the Notice of Application with respect to the application for the Final Order and satisfy any other requirements of the Court.
Centerra has been advised by its counsel, Stikeman Elliott, that the Court has broad discretion under the CBCA when making orders with respect to the Plan of Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Plan of Arrangement, both from a substantive and a procedural point of view. The Court may approve the Plan of Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.
A copy of the Notice of Application and other documents in the Court proceedings for the Final Order will be furnished to any Centerra Shareholder or any other interested party requesting the same by mail from the Corporation’s registered office, which is located at 1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1.
If the Final Order is obtained in a form and substance satisfactory to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, and the other Conditions Precedent are satisfied or waived in full prior to the Longstop Date, Centerra currently expects the Closing Date to occur in the third quarter of 2022.
Any Centerra Shareholder or any other interested party who wishes to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.
Centerra, the Kyrgyz Republic or Kyrgyzaltyn may terminate the Arrangement Agreement by notice to the other parties if the Closing Date has not occurred on or before the Longstop Date and:
(a)
the Kyrgyz Republic or Kyrgyzaltyn may terminate the Arrangement Agreement immediately if Centerra breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by Centerra therein was not true and accurate in any material respect when made; or

(b)
Centerra may terminate the Arrangement Agreement immediately if Kyrgyzaltyn or the Kyrgyz

Republic breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by either of the Kyrgyz Republic or Kyrgyzaltyn therein was not true and accurate in any material respect when made, subject in such case to the limited ability provided in the Arrangement Agreement to cure any such breach capable of being remedied within 10 days of notice thereof.
The Longstop Date is July 31, 2022 or such later date as may be extended by written agreement of the parties to the Arrangement Agreement, provided that Centerra, Kyrgyzaltyn and the Kyrgyz Republic shall each have the right to extend the Longstop Date up to ninety days (in thirty-day increments) in aggregate if the Final Order has not been obtained and has not been denied by a non-appealable decision of the Court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5:00 p.m. (Eastern Time) on the Business Day prior to the original Longstop Date (or subsequent Longstop Date, as applicable); provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in the case of the Kyrgyz Republic or Kyrgyzaltyn, either the Kyrgyz Republic’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement. By letter agreement dated June 21, 2022, the Corporation, Kyrgyzaltyn and the KR Government agreed that one of the extension rights in the proviso under the definition of Longstop Date may be exercised notwithstanding that the Final Order has been obtained provided that one or more Conditions Precedent remain yet to be satisfied or waived in accordance with the Arrangement Agreement.
See “Risk Factors – Risks Related to the Arrangement” in this Management Information Circular.
Expenses of the Arrangement
The estimated costs to be incurred by Centerra with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation and legal fees, the costs of preparation, printing and mailing of this Management Information Circular and other related documents and agreements, and regulatory filing fees, are expected to be in aggregate approximately $16 million.
Ownership of Centerra Securities by Directors and Executive Officers of Centerra
As of June 17, 2022, the directors and executive officers of Centerra and, to Centerra’s knowledge, their respective associates and affiliates, each insider of the Corporation (other than the foregoing, Kyrgyzaltyn and BlackRock, Inc.) and each person acting jointly or in concert with Centerra, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 495,939 Centerra Shares, representing less than 1% of the outstanding Centerra Shares, and an aggregate of 2,074,760 Centerra options (“Centerra Options”), 671,222 Centerra performance share units (“Centerra PSUs”), 815,220 Centerra restricted share units (“Centerra RSUs”) and 395,543 Centerra deferred share units (“Centerra DSUs”).
See below for a summary of the Centerra Shares and incentive awards beneficially owned or controlled, directly or indirectly, as of June 17, 2022, by each of the directors and executive officers of Centerra.

Name	Position with Centerra	Centerra Shares	Centerra Options	Centerra PSUs	Centerra RSUs	Centerra DSUs
Michael S. Parrett	Chair and Director	7,598	Nil	Nil	130,790	Nil
Bruce V. Walter	Vice Chair and Director	15,000(1)	Nil	Nil	30,695	212,306
Scott G. Perry	Director, President and Chief Executive Officer	73,556	441,739	239,905	199,687	Nil
Richard W. Connor	Director	20,000	Nil	Nil	Nil	60,687
Dushen Kasenov(2)	Director	Nil	Nil	Nil	14,490	Nil
Nurlan Kyshtobaev(2)	Director	Nil	Nil	Nil	10,399	Nil
Jacques Perron	Director	100,549	Nil	Nil	Nil	Nil
Sheryl K. Pressler	Director	39,966	Nil	Nil	Nil	33,414
Paul N. Wright	Director	7,500	Nil	Nil	8,192	12,296
Susan L. Yurkovich	Director	Nil	Nil	Nil	Nil	76,840
Wendy Kei	Director	Nil	Nil	Nil	Nil	Nil
Daniel R. Desjardins(3)	Vice President and Chief Operating Officer	120,995	348,477	98,868	83,662	Nil
Claudia D’Orazio	Vice President, Chief Human Resources Officer	7,386	88,182	67,876	50,490	Nil
Darren J. Millman	Vice President and Chief Financial Officer	24,822	313,843	102,676	144,090	Nil
Dennis C. Kwong	Vice President, Business Development & Exploration	51,967	664,304	83,176	80,277	Nil
Yousef Rehman	Vice President and General Counsel	26,600	218,215	78,721	62,448	Nil

Notes:
(1)
Bruce V. Walter owns 15,000 Centerra Shares indirectly through Brant Investments Ltd.

(2)
Will cease to be a director of Centerra upon completion of the Arrangement.

(3)
As of May 4, 2022, Daniel R. Desjardins has retired as the Company’s Vice President and Chief Operating Officer.

Securities Law Matters
Canadian Securities Laws
As Centerra is a reporting issuer in each of the provinces and territories of Canada, it is subject to the provisions of MI 61-101, which governs certain transactions that raise the potential for conflicts of interest, specifically issuer bids, insider bids, related party transactions and business combinations. MI 61-101 is intended to ensure that all securityholders are treated in a manner that is fair and that is perceived to be fair with respect to these transactions. A “related party transaction” for an issuer includes a transaction where an issuer acquires an asset from or disposes of an asset to a “related party” for valuable consideration. Pursuant to MI 61-101, a “related party” includes a control person of the issuer and shareholders holding more than 10% of the voting rights attached to the voting securities of the issuer. Kyrgyzaltyn, through its ownership of the KZN Centerra Shares, holds approximately 26.0% of the outstanding Centerra Shares and is therefore a “related party” of Centerra within the meaning of MI 61-101.
As previously described in this Management Information Circular, pursuant to the Arrangement, the Share Exchange will include the purchase of the KZN Centerra Shares by Centerra for cancellation, in exchange for the transfer to Kyrgyzaltyn of 100% of the KGC Shares and the KOC Shares and, indirectly, the Kumtor Project. In connection with the Share Exchange, Centerra will also pay the Cash Consideration in accordance with the terms of the Arrangement Agreement. The Arrangement therefore constitutes a “related party transaction” in respect of Centerra pursuant to MI 61-101. The Arrangement does not constitute a “business combination” or an “insider bid” pursuant to MI 61-101 or NI 62-104, as applicable.

MI 61-101 requires that, in addition to any other necessary security holder approval, unless exempted, a “related party transaction” must be approved by at least a simple majority of the votes cast by the “minority” shareholders of each class of affected securities, voting separately as a class. To determine the “minority” Centerra Shareholders, the following parties will be considered for exclusion: (a) Centerra; (b) any interested party to the Arrangement within the meaning of MI 61-101; (c) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein); and (d) any Person that is a joint actor with a Person referred to in the foregoing clauses (b) or (c) for the purposes of MI 61-101. Pursuant to MI 61-101, an interested party includes, but is not limited to a related party of Centerra: (i) if such related party would, as a consequence of the transaction, acquire Centerra or the business of Centerra; and (ii) if such Person is entitled to receive, directly or indirectly, as a consequence of the transaction, a “collateral benefit” (as such term is defined in MI 61-101) or consideration per Centerra Share that is not identical in amount and form to the entitlement of the other Centerra Shareholders. The “minority approval” is in addition to the requirement pursuant to the Interim Order that the Arrangement Resolution be approved by not less than two thirds of the votes cast by the Centerra Shareholders present virtually or represented by proxy.
It is currently expected that the only Centerra Shares to be excluded for purposes of the “minority approval” under MI 61-101 are the 77,401,766 KZN Centerra Shares registered in the name of Kyrgyzaltyn. To the knowledge of Centerra, there are no related parties or joint actors of Kyrgyzaltyn who own Centerra Shares.
MI 61-101 also requires that, unless exempted, an issuer proposing to carry out a “related party transaction” is required to obtain a formal valuation in respect of the non-cash assets involved in a “related party transaction”. Accordingly, Eight Capital was retained by the Special Committee to provide, and has completed a formal valuation for, the Arrangement in respect of the fair market value of the KZN Centerra Shares and the fair market value of Centerra’s interest in KGC and KOC, and indirectly the Kumtor Project. A copy of the Eight Capital Valuation and Opinion is attached as Appendix D to this Management Information Circular and a summary of the valuation is described under the heading “The Arrangement – Financial Advisor Opinions – Eight Capital Valuation and Opinion”. To the knowledge of the Corporation and its directors and senior officers, after reasonable inquiry, there have been no prior valuations in respect of the Corporation (as contemplated in MI 61-101) in the 24 months prior to the date hereof and, except as disclosed in this Management Information Circular under the heading “The Arrangement – Background to the Arrangement” no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Corporation during the 24 months before the date hereof. The costs of retaining Eight Capital to prepare the Eight Capital Valuation and Opinion were borne by the Corporation. Pursuant to the terms of Eight Capital’s engagement letter effective October 5, 2021 with the Special Committee, the Corporation has agreed to pay Eight Capital a fixed fee for rendering the Eight Capital Valuation and Opinion. Eight Capital will not be paid any fees contingent on the outcome of the Arrangement or the conclusions reached in the Eight Capital Valuation and Opinion.
INFORMATION CONCERNING CENTERRA
The following information about Centerra should be read in conjunction with the documents incorporated by reference into, and the information concerning Centerra appearing elsewhere in, this Management Information Circular. This information also includes certain information reflecting the corporate structure and business of Centerra following the completion of the Arrangement.
General
Centerra was incorporated under the CBCA by articles of incorporation dated November 7, 2002 under the name 4122216 Canada Limited. Centerra changed its name on December 13, 2002 to Kumtor Mountain Holdings Corporation, and on December 5, 2003 to Centerra Gold Inc. The head and registered office of Centerra is 1 University Avenue Suite 1500 Toronto, Ontario, Canada, M5J 2P1.
Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide.
For further information regarding Centerra, its subsidiaries and their respective business activities, including Centerra’s inter-corporate relationships and organizational structure, see the Centerra AIF which is incorporated by reference into this Management Information Circular.

Documents Incorporated by Reference
For further information in respect of Centerra prior to the Arrangement, see the following publicly filed documents of Centerra, each of which is incorporated by reference in, and forms part of, this Management Information Circular and qualifies and supplements all of the disclosure included herein:
1.
Centerra’s annual information form dated March 21, 2022 (the “Centerra AIF”);

2.
the Centerra Annual Financial Statements and Centerra’s management’s discussion and analysis in respect of the Centerra Annual Financial Statements;

3.
Centerra’s management information circular dated March 26, 2021 with respect to the annual meeting of shareholders held on May 11, 2021;

4.
Centerra’s material change report dated March 28, 2022 with respect to the temporary suspension of gold doré bar production at the Öksüt Mine;

5.
Centerra’s material change report dated April 8, 2022 with respect to the execution of the Arrangement Agreement; and

6.
Centerra’s condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021 and Centerra’s management’s discussion and analysis dated May 3, 2022 in respect of the three months ended March 31, 2022 and 2021.

Any document of the type referred to in the preceding paragraph, any material change reports (excluding confidential reports), any unaudited interim financial statements for interim periods following December 31, 2021 (together with any management’s discussion and analysis filed in connection therewith), any business acquisition report and any other document which is explicitly stated to be incorporated by reference herein, in each case filed by Centerra with a provincial securities commission or any similar authority in Canada after the date of this Management Information Circular and prior to the Closing Date (or if Centerra announces that the Arrangement will not be completed, prior to the date of the Meeting), will be deemed to be incorporated by reference into this Management Information Circular. Copies of these documents may be obtained under the Corporation’s SEDAR profile at www.sedar.com and its EDGAR profile at www.sec.gov/edgar, or upon request and without charge by contacting the Corporate Secretary of the Corporation at the registered office of the Corporation: 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Management Information Circular to the extent that a statement contained herein, or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Management Information Circular.
Consolidated Capitalization
There have been no material changes in the consolidated capitalization of Centerra since December 31, 2021. As at the close of business on June 17, 2022, there were 297,454,469 Centerra Shares issued and outstanding on a non-diluted basis and 300,344,449 Centerra Shares on a partially diluted basis (assuming all Centerra Options and Centerra RSUs were exercised or settled, as applicable, for Centerra Shares as of such date). Upon completion of the Arrangement, following the cancellation of the KZN Centerra Shares, it is expected that 220,052,703 Centerra Shares would be issued and outstanding on a non-diluted basis and (222,942,683 Centerra Shares on a partially diluted basis, assuming the exercise or settlement as appropriate, of all Centerra incentive awards).
Description of Share Capital
The authorized share capital of Centerra currently consists of an unlimited number of Centerra Shares, an unlimited number of Class A Shares, and an unlimited number of preference shares, issuable in series. See the Centerra AIF for a summary of the terms of these authorized classes of shares. As at the close of business on June 17, 2022, there were 297,454,469 Centerra Shares and no Class A Shares or preference shares issued and outstanding.
Pursuant to the Plan of Arrangement and following the cancellation of the KZN Centerra Shares, the articles of Centerra would be amended to eliminate the Class A Shares as an authorized class of shares in the capital of Centerra.
Following the completion of the Arrangement, Centerra Shareholders (other than Kyrgyzaltyn) would hold 100% of the issued and outstanding Centerra Shares. No preference shares of Centerra are expected to be outstanding immediately following the Arrangement.
Price Range and Trading Volume
The Centerra Shares are listed and traded under the symbol “CG” on the TSX and “CGAU” on the NYSE.
The following table sets forth, for the periods indicated, the high and low trading prices (based on intraday prices) in Canadian dollars and trading volumes of Centerra Shares on the TSX.
	Price Range
Period	High (C$)	Low (C$)	Volume
June 2021	10.24	9.34	17,836,520
July 2021	10.13	9.05	14,404,570
August 2021	10.38	8.59	13,024,760
September 2021	9.58	8.46	10,029,600
October 2021	10.06	8.60	8,470,190
November 2021	10.92	9.03	12,211,010
December 2021	10.01	8.60	12,860,320
January 2022	11.22	9.71	11,429,050
February 2022	12.43	9.89	12,921,360
March 2022	13.52	11.65	19,048,780
April 2022	13.29	11.28	8,532,960
May 2022	11.72	9.76	10,268,030
June 1 to 17, 2022	10.77	9.05	9,818,280
The following table sets forth, for the periods indicated, the high and low trading prices in (based on intra-day prices) in U.S. dollars and trading volumes of Centerra Shares on the NYSE.

	Price Range
Period	High ($)	Low ($)	Volume
June 2021	8.44	7.54	2,129,280
July 2021	8.13	7.14	1,357,110
August 2021	8.25	6.71	1,555,390
September 2021	7.55	6.64	1,501,180
October 2021	8.13	6.80	1,435,590
November 2021	8.69	7.04	1,371,620
December 2021	7.81	6.67	1,393,950
January 2022	8.83	7.73	2,066,810
February 2022	9.79	7.80	1,762,430
March 2022	10.57	9.22	2,432,850
April 2022	10.54	8.85	1,748,260
May 2022	9.11	7.54	1,672,190
June 1 to 17, 2022	8.56	6.98	1,076,530
The closing prices of the Centerra Shares on the TSX and the NYSE on June 17, 2022, the last trading day prior to the date of this Management Information Circular, were C$9.23 and $7.11, respectively.
Prior Sales
The following table summarizes the issuances of Centerra Shares and securities convertible or exchangeable into Centerra Shares in the 12-month period prior to the date hereof. Other than as summarized in the below table, Centerra has not issued any Centerra Shares or securities convertible or exchangeable into Centerra Shares in the above-mentioned period of time:
Date	Type of Security Issued	Number of Securities Issued	Issuance / Exercise Price per Security
Between June 2021 and June 2022	Centerra Shares(1)	128,048	Between C$8.71 and C$12.22
Between June 2021 and June 2022	Centerra Shares(2)	495,407	Between C$1.29 and C$13.50
Between June 2021 and June 2022	Centerra Shares(3)	134,129	N/A
Between June 2021 and June 2022	Centerra RSUs(4)	114,189	Between C$8.75 and C$12.21

Note:
(1)
Centerra Shares issued pursuant to Centerra’s employee share purchase plan.

(2)
Centerra Shares issued upon the exercise of Centerra Options.

(3)
Centerra Shares issued upon the settlement of Centerra RSUs.

(4)
Pursuant to the Centerra RSU Plan, upon redemption, Centerra shall: (A) issue from treasury one Centerra Share for each whole vested Centerra RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Centerra RSUs being redeemed multiplied by (ii) the market value of a Centerra Share as at the redemption date minus (iii) applicable withholding taxes; or (C) a combination of (A) and (B), at the election of the participant.

Dividend Policy
In July 2010, Centerra adopted a dividend policy whereby the decision to pay dividends, the timing and quantum thereof is to be determined by the Board from time to time based on, among other things, the Corporation’s cash balance, operating cash flows, anticipated capital requirements for future growth and the yields of comparable companies’ dividend rates. See the Centerra AIF for a summary of Centerra’s dividend policy.
Other Implications of the Arrangement
Pursuant to the Arrangement Agreement, all of the Project Agreements (being all agreements entered into between Centerra and any Governmental Entity or Kyrgyzaltyn in connection with the Kumtor Project)

vis-à-vis Centerra’s obligations would be terminated. Accordingly, the Restated Shareholders Agreement would be terminated, and Kyrgyzaltyn would cease to have any rights thereunder, including any director nomination, registration or pre-emptive rights.
In addition, it is a Condition Precedent to the completion of the Arrangement that Kyrgyzaltyn’s two nominees to the Board, currently Dushen Kasenov and Nurlan Kyshtobaev, execute and deliver Release Agreements providing in each case for their voluntary resignation from the Board. The reconstituted Board would, following completion of the Arrangement, be comprised of: Michael S. Parrett, Bruce V. Walter, Scott G. Perry, Richard W. Connor, Jacques Perron, Sheryl K. Pressler, Paul N. Wright, Susan L. Yurkovich and Wendy Kei.
Pursuant to the Plan of Arrangement and in connection with the Arrangement, the Insurance Risk Rights Plan would also be terminated.
RISK FACTORS
In addition to the risks described in this Management Information Circular relating to the Arrangement, Centerra Shareholders are subject to the risk factors set forth in the Centerra AIF and Centerra management’s discussion and analysis for the year ended December 31, 2021 and as described from time to time in the reports and disclosure documents filed by the Corporation with Canadian and U.S. securities regulatory authorities and commissions, which are explicitly incorporated by reference or deemed to be incorporated by reference into this Management Information Circular. These documents are filed under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and, upon request to the Corporation’s Corporate Secretary at the registered office of the Corporation: 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1, a Centerra Shareholder will be provided with a copy of this document free of charge. Centerra Shareholders are urged to read such risk factors carefully.
Readers are cautioned that the risk factors disclosed by Centerra are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Centerra, may also adversely affect the Centerra Shares and the business of Centerra before and/or after the consummation of the Arrangement.
Risks Related to the Arrangement
The completion of the Arrangement involves risks. In addition to the risk factors described in the documents incorporated by reference herein, the following are additional risk factors which Centerra Shareholders should carefully consider before making a decision with respect to the approval of the Arrangement Resolution.
Completion of the Arrangement is subject to a number of Conditions Precedent.
Completion of the Arrangement is subject to a number of conditions and required approvals, including the Conditions Precedent. Many of these conditions and approvals are outside of Centerra’s control, including the termination and withdrawal of the Kyrgyz Proceedings, receipt of the Centerra Shareholder Approval, receipt of the Canadian Court Approval and the continued effectiveness of the KR Approvals. There can be no certainty, nor can Centerra provide any assurance, that all Conditions Precedent will be satisfied or waived or, if satisfied or waived, as to the timing for receipt thereof. In particular, there can be no assurance that Kyrgyzaltyn and the KR Government will not take unilateral actions which are inconsistent with their obligations under the Arrangement Agreement or that the Conditions Precedent (including the termination and withdrawal of Kyrgyz Proceedings to the satisfaction of Centerra) will be satisfied in a timely manner or at all. There can similarly be no assurance that the Arrangement Resolution will be approved by Centerra Shareholders at the Meeting or that the Final Order will be granted by the Court.
If Centerra is unable to complete the Arrangement in a manner that provides for a clean separation from Kyrgyzaltyn and the Kyrgyz Republic, including the termination and withdrawal of Kyrgyz Proceedings to its satisfaction, the Arrangement may not close. Accordingly, there can be no assurance that the Arrangement will be consummated on the terms described herein or at all.

Even if Centerra Shareholders approve the Arrangement Resolution at the Meeting, the completion of the Arrangement is subject to, among other things, the Court approving the Plan of Arrangement as fair and reasonable. Third parties, including judgement creditors of the Kyrgyz Republic and/or Kyrgyzaltyn, may attempt to bring claims against the Corporation seeking to prevent the Court from issuing the Final Order or to otherwise restrain or vary the Arrangement, or seeking monetary compensation or other remedies. Two such parties have already come forward and indicated that they will oppose the issuance of the Final Order. Responding to such parties can result in substantial costs and divert management time and resources. Additionally, if a party is successful in opposing the approval by the Court of the Plan of Arrangement, or in having the Court vary the Plan of Arrangement, the order the Court might issue could potentially delay the completion of the Arrangement or prevent the Arrangement from being completed.
The trading price of the Centerra Shares is likely to be materially adversely affected and there may be volatility in the trading of Centerra Shares following announcement of any delay in closing, any dispute with respect to the Arrangement Agreement or the termination of the Arrangement Agreement for any reason.
The Arrangement may be completed even if certain Conditions Precedent are not satisfied.
The Arrangement Agreement provides the KR Government with the right, in its sole discretion, to waive any Condition Precedent that is not satisfied by reason of a matter or circumstance within the control of Centerra. Centerra may be forced to comply with its obligations under the Arrangement Agreement and complete the Arrangement if the KR Government waives a Condition Precedent that is within Centerra’s control, even if Centerra determines that the satisfaction of such Condition Precedent would not be in its best interests at any time prior to the Longstop Date. Conversely, Centerra has the right, in its sole discretion, to waive any Condition Precedent that is not satisfied by reason of a matter or circumstance within the control of the KR Government, Kyrgyzaltyn or any Governmental Entity. Centerra may decide to complete the Arrangement despite certain Conditions Precedent in favour of Centerra not being satisfied prior to the Longstop Date, including for example, if the Kyrgyz Proceedings have not been terminated and withdrawn, any KR Approval becomes ineffective, certain representations and warranties of the Kyrgyz Republic, Kyrgyzaltyn, KGC and/or KOC become untrue or inaccurate, the Arrangement Agreement becomes illegal under Kyrgyz law or the confirmation of KGC’s solvency has not been received Centerra understands that many of the Kyrgyz Proceedings have been terminated in full as of the date of this Management Information Circular, but certain proceedings and termination steps remain to be completed.
If Centerra completes the Arrangement on the basis of a waiver of any Condition Precedent in its favour, there is a risk that certain of the anticipated benefits of the Arrangement to Centerra may not be realized, or the benefits of the Arrangement to Centerra may be less than initially anticipated and Centerra, its affiliates or personnel may continue to be subject to adverse legal proceedings in connection with the Kumtor Project. In addition, any waiver or purported waiver of a Condition Precedent by any party may be disputed by another party. The timing and outcome of any such dispute would be uncertain, and could delay or prevent the completion of the Arrangement.
Centerra would forfeit the right to potential compensation under existing agreements or other Claims.
If the Arrangement is completed, Centerra would permanently forfeit any right to collect any damages or other reimbursement to which it is entitled in connection with the Arbitration Proceedings and the Canadian Proceedings, including the damages already awarded to Centerra pursuant to the Canadian Proceedings. Although the outcome of such proceedings and Centerra’s ability to collect upon any award are uncertain, the market price of Centerra Shares may be materially adversely affected if Centerra Shareholders attribute substantial value to these claims.
In addition, Centerra and certain of its associates and affiliates would fully and forever release any Claims against the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC, past, present or future, whether or not Centerra is currently aware of any such Claims. If, following completion of the Arrangement, Centerra discovers any fact or circumstance related to the Project Agreements or the Kumtor Project that would otherwise entitle it to compensation, Centerra would forfeit its right to pursue such Claim.

Centerra has continuing indemnification obligations.
If the Arrangement is completed, Centerra would be obligated to indemnify the Kyrgyz Republic, Kyrgyzaltyn, the Kyrgyzaltyn Nominees, KGC and KOC and other indemnified parties for certain costs related to the Chapter 11 Proceedings, the service of the Kyrgyzaltyn Nominees on the Board and, in certain circumstances, for failures by Centerra to comply with applicable corporate laws, securities laws and the rules of any securities exchange. In addition, Centerra has agreed to indemnify Kyrgyzaltyn and the KR Government for any Taxes due and payable in Canada in connection with the Intercompany Payment, the Share Exchange and certain other aspects of the Arrangement. Potential liability under Centerra’s indemnification obligations cannot currently be quantified and may be significant.
There can be no assurance that the KR Government, Kyrgyzaltyn or any Governmental Entity will not bring future Claims against Centerra or other released parties.
Pursuant to the Arrangement Agreement, the KR Government, on behalf of itself and all Governmental Entities, and Kyrgyzaltyn have released Centerra from, and provided a covenant not to sue Centerra and other released parties for any past, present or future Claims related to any of the Project Agreements and the Kumtor Project. There can be no assurance that the KR Government, all Governmental Entities and Kyrgyzaltyn will comply with these releases and covenants in the future, or that the KR Government and Governmental Entities or others acting at their behest will not bring future claims, criminal proceedings, Interpol red notices or extradition requests against Centerra, its current or former directors, officers, personnel or other released parties.
There can be no assurance that the KR Government or Kyrgyzaltyn will comply with their indemnification and intervention covenants.
If the Arrangement is completed, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC would be required to indemnify Centerra and other indemnified parties (including subsidiaries, directors, officers and other personnel) in certain circumstances from any claims, losses and damages of any kind in connection with the Kumtor Project, the RTD Termination Deed, KGC and KOC. If a claim is brought against Centerra or its related parties, if Centerra or an indemnified party suffers a loss or damage in connection with the Kumtor Project (whether or not such claim, loss or damage is brought or caused by the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC), or if the Kyrgyz Proceedings are not terminated and withdrawn in full prior to the Closing Date, there can be no assurance that the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC will comply with their indemnification obligations. Centerra and/or an indemnified party may incur significant costs to defend any claims and Centerra and the indemnified parties may continue to be subject to adverse legal proceedings, despite the completion of the Arrangement and the protections contemplated by the Arrangement Agreement.
In addition, if the Arrangement is completed, each of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC would be required to intervene on behalf of Centerra and certain indemnified parties where a Claim is brought by any Governmental Entity or third party acting or purporting to act directly or indirectly on behalf of any Governmental Entity. There can be no assurance, in the event such a Claim is initiated against Centerra or an indemnified party, that the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC would comply with their obligation to intervene in such proceedings and Centerra may incur significant costs in connection with, or be unable to defend, such proceedings, despite the completion of the Arrangement and the protections contemplated by the Arrangement Agreement.
Centerra’s ability to enforce the surviving obligations of the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC under the Arrangement Agreement is uncertain.
The Arrangement Agreement may be terminated in certain circumstances.
Each of the Corporation, the Kyrgyz Republic and Kyrgyzaltyn has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there can be no assurance that the Arrangement will be consummated on the terms described herein or at all. For instance, Centerra may terminate the Arrangement Agreement in the event the Kyrgyz Proceedings were not terminated and withdrawn to its satisfaction within 45 days of the Execution Date, which did not occur. In addition, each party has a right, in certain circumstances, to terminate the Arrangement Agreement if there has been a breach of the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by a party in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, and such breach or misrepresentation is incapable of being cured in the time provided under the Arrangement Agreement, or if the Closing Date does not occur by the Longstop Date.
There can be no assurance that the Kyrgyz Proceedings will be terminated and withdrawn to Centerra’s satisfaction. Centerra understands that many of the Kyrgyz Proceedings have been terminated in full as of the date of this Management Information Circular, but certain proceedings and termination steps remain to be completed. Accordingly, Centerra could elect to terminate the Arrangement Agreement pursuant to its existing termination right due to the fact that the Kyrgyz Proceedings were not all terminated by May 19, 2022 (i.e. within 45 days of the Execution Date). Similarly, there can be no assurance that an actionable breach of the Arrangement Agreement or the RTD Termination Deed will not occur on or prior to the Closing Date, or that the Arrangement closes by the Longstop Date, the Arrangement Agreement could be terminated by the Corporation, the Kyrgyz Republic or Kyrgyzaltyn, as applicable, or could terminate automatically.
Upon termination of the Arrangement Agreement, the parties may resume any suspended Proceedings and such termination will be without prejudice to any Claims the parties have as of the Execution Date; however, no claims for breach of the Arrangement Agreement shall survive the termination thereof.
The pending Arrangement may divert the attention of Centerra’s management.
The pendency of the Arrangement could cause the attention of Centerra’s management to be diverted from the day-to-day operations of the Corporation and customers or suppliers may seek to modify or terminate their business relationships with Centerra and its affiliates as a result of the Arrangement. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Centerra regardless of whether the Arrangement is ultimately completed.
There are certain costs related to the Arrangement that must be paid even if the Arrangement is not completed.
There are certain significant costs related to the Arrangement, such as those for legal, financial and accounting advisory services and producing this Management Information Circular, that must be paid even if the Arrangement is not completed. These costs may have an adverse impact on Centerra’s financial position, whether or not any benefit is obtained by Centerra from the Arrangement.
Tax consequences of the Arrangement may differ from anticipated treatment.
There can be no assurance that applicable tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to the Corporation or Kyrgyzaltyn following completion of the Arrangement. Taxation authorities may also disagree with how the Corporation, following the Arrangement, calculates or has in the past calculated its income or other amounts that are relevant for tax purposes. Pursuant to the Arrangement Agreement, Centerra has agreed to indemnify Kyrgyzaltyn for certain Taxes due and payable in Canada, includingin connection with the purchase for cancellation of the KZN Centerra Shares, and payment of the Cash Consideration pursuant to the Share Exchange, the Intercompany Payment, the payment of accrued interest included in the Intercompany Claim Balance and certain indemnities provided by Centerra. Any such events could adversely affect the Corporation following completion of the Arrangement and the impact of such adverse determination on Centerra may be material..
Certain anticipated benefits of the Arrangement to Centerra may fail to materialize.
There can be no assurance that elimination of the “overhang” associated with Kyrgyzaltyn’s ownership of Centerra Shares will have a positive, or any effect on the price of the Centerra Shares. In addition, the Corporation’s ability to pursue mergers and acquisitions and other growth opportunities may fail to materialize or may be realized upon and may not ultimately result in an increase in the trading volume or price of the Centerra Shares, or may otherwise fail to have the expected effect.

Risks Related to Centerra Following the Arrangement
In addition to certain of the risks factors described above, for a description of other risk factors that may be relevant to Centerra following the Arrangement, see the risk factors pertaining to Centerra discussed in the Centerra AIF and Centerra’s management’s discussion and analysis for the year ended December 31, 2021 and as described from time to time in the reports and disclosure documents filed by the Corporation with Canadian and U.S. securities regulatory authorities and commissions, which are explicitly incorporated by reference into this Management Information Circular.
MATERIAL INCOME TAX CONSEQUENCES
No Material Adverse Canadian Federal Income Tax Consequences
The transactions under the Arrangement Agreement and the Plan of Arrangement do not affect the Centerra Shares held by Centerra Shareholders (other than Kyrgyzaltyn). Centerra therefore expects that there should generally be no material adverse Canadian federal income tax consequences – under the Tax Act – to Centerra Shareholders (other than Kyrgyzaltyn) as a result of the transactions under the Arrangement Agreement and the Plan of Arrangement.
Centerra Shareholders should consult their own tax advisors respecting the Canadian income tax consequences of owning and disposing of Centerra Shares, having regard to their particular circumstances, including any increase in a Centerra Shareholder’s percentage interest in the Centerra Shares resulting from the Share Exchange.
Certain U.S. Federal Income Tax Consequences
The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Treasury Regulations”), the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Convention”), court decisions and published rulings of the Internal Revenue Service (“IRS”) currently in effect and generally does not take into account the possible effect of future legislative or administrative changes or court decisions. This summary is not intended as a complete analysis of all possible tax considerations relevant to the Arrangement.
This summary is general and may not apply to all categories of U.S. Holders, some of which may be subject to special rules (e.g., banks, thrifts, insurance companies, dealers in securities, employee stock option plans, qualified pension or profit-sharing or stock bonus plans, individual retirement accounts or other tax-deferred accounts, private foundations, charitable remainder trusts, Centerra Shareholders that do not own their Centerra Shares as capital assets, persons who acquire Centerra Shares pursuant to the exercise of employee stock options or otherwise as compensation, Centerra Shareholders that are subject to the “applicable financial statement” rules under Section 451(b) of the Code, Centerra Shareholders that own directly, indirectly or constructively 10 percent or more of the voting stock in Centerra, regulated investment companies or real estate investment trusts, S corporations or other pass-through entities and investors in such entities, certain former citizens or residents of the United States, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities, brokers, persons who hold Centerra Shares as part of a hedge or other integrated transaction, persons subject to the alternative minimum tax or persons whose functional currency is not U.S. dollars). The actual tax and financial consequences arising from and relating to the Arrangement will vary depending upon a U.S. Holder’s particular circumstances.
Centerra will not request any rulings from the IRS on the tax consequences of the Arrangement (or any other aspect of the transactions described herein) to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the views expressed in this summary. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary or that a court will not sustain any challenge by the IRS in the event of litigation.Furthermore, future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein. In addition, except as otherwise explicitly stated herein, this summary does not consider U.S. state, local, or non-U.S. tax issues, and it does not consider any aspects of U.S. federal tax law (such as estate and gift tax laws) other than income taxation. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.
For purposes of this summary, a “U.S. Holder” is a Centerra Shareholder that is (a) an individual who is a citizen of the United States or is treated as a resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity treated as a corporation for such purposes, that in either case is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other pass-through entity is attributed to its partners or owners. Accordingly, if a partnership or other pass-through entity is a Centerra Shareholder, the U.S. federal income tax treatment of a partner or owner of such entity will generally depend on the status of the partner or other owner and the activities of the partnership or other pass-through entity that is a Centerra Shareholder. Tax consequences to partners or owners of a partnership or other pass-through entity that is a U.S. Holder are not discussed in this summary, and such investors are urged to consult their own tax advisors.
The Arrangement will be effected under applicable provisions of Canadian corporate law, which differ from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of some aspects of the Arrangement are unclear.
This summary does not address the U.S. federal income tax consequences to U.S. Holders of any transactions that may be entered into prior to, concurrently with or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any option to acquire Centerra Shares, and (b) any transaction, other than the Arrangement, in which Centerra Shares are acquired. This summary does not address any U.S. federal income tax considerations applicable to holders of Centerra Options, Centerra DSUs, Centerra PSUs, Centerra RSUs or any other type of right pursuant to which any person could acquire an interest in Centerra.
THE INCOME TAX LAWS APPLICABLE TO CORPORATIONS AND TO THEIR SHAREHOLDERS ARE EXTREMELY COMPLEX AND THE FOLLOWING SUMMARY IS NOT EXHAUSTIVE AND DOES NOT CONSTITUTE TAX ADVICE. CENTERRA SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN ORDER TO UNDERSTAND FULLY THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME TAX CONSEQUENCES ARISING FROM AND RELATING TO THE ARRANGEMENT, TAKING INTO ACCOUNT THE INVESTOR’S PARTICULAR SITUATION AND INCLUDING THE POTENTIAL APPLICATION AND OPERATION OF THE CANADA-U.S. CONVENTION.
U.S. Federal Income Tax Consequences of the Arrangement
General Discussion
Subject to the passive foreign investment company (“PFIC”) rules discussed below, the Arrangement and the Share Exchange are not expected to have any U.S. federal income tax consequences to U.S. Holders. However, the Share Exchange will be a taxable exchange for Centerra for U.S. federal income tax purposes and, accordingly, Centerra’s participation in the Arrangement is expected to generate earnings and profits, as defined for U.S. federal income tax purposes, for 2022.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is classified as a PFIC under Section 1297 of the Code for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest, measured by value.
The determination of whether any non-U.S. corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, no opinion of legal counsel or ruling from the IRS concerning the status of Centerra as a PFIC has been obtained or is currently planned to be requested. There can be no assurance regarding Centerra’s PFIC status, and the IRS may successfully challenge any determination made by Centerra concerning its PFIC status.
Although not free from doubt, Centerra believes that it was not a PFIC for the tax year ending on December 31, 2021 and does not expect to be a PFIC for the tax year ending December 31, 2022. However, whether Centerra will be a PFIC for any tax year depends on the assets (including its holdings in KGC and KOC through the closing of the Arrangement) and income of Centerra over the course of each such tax year and, as a result, Centerra may be a PFIC in the tax year ending on December 31, 2022 and thereafter.
If Centerra were to be classified as a PFIC with respect to a U.S. Holder, and were such U.S. Holder to make an election under Section 1295 of the Code to treat Centerra as a qualified electing fund, the amount includible by such U.S. Holder would be increased as a result of the earnings and profits, as defined for U.S. federal income tax purposes, generated by the Share Exchange.
The PFIC rules, including the rules governing any elections that may potentially be made by a U.S. Holder, are extremely complex. Each U.S. Holder is urged to consult its own tax advisor regarding the potential PFIC status of Centerra and how the PFIC rules (including elections that may be available thereunder) would affect the U.S. federal income tax consequences of the Arrangement and of the ownership of Centerra Shares.
ADDITIONAL MATTERS TO BE ACTED UPON AT THE MEETING
Management of Centerra is not aware of any matter expected to come before the Meeting other than those items of business set forth in the Notice of Meeting. If any other matters properly come before the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy or voting instruction form in their sole discretion, including with respect to any amendments or variations of the matters identified in this Management Information Circular.
VOTING INFORMATION AND GENERAL PROXY MATTERS
Solicitation of Proxies
This Management Information Circular is furnished in connection with the solicitation of proxies from Centerra Shareholders. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally or by telephone by employees of the Corporation. The solicitation of proxies by this Management Information Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation of proxies will be borne by the Corporation.
The Corporation has retained the services of Morrow Sodali to act as the Corporation’s proxy solicitation agent and assist the Corporation in communication with Centerra Shareholders. In connection with these services, Morrow Sodali will receive a fee of C$40,000, plus out-of-pocket expenses. The Corporation will bear all costs of this solicitation. Additionally, the Corporation may use the Broadridge QuickVote™ service, which involves “non-objecting” Non-Registered Centerra Shareholders being contacted by Morrow Sodali, which is soliciting proxies on behalf of the Corporation’s management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the shareholder’s Intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of Management, which is recommending that Centerra Shareholders vote FOR the Arrangement Resolution, Centerra Shareholders are not required to vote in the manner recommended by the Corporation’s management. The QuickVote™ system is intended to assist Centerra Shareholders in placing their votes, however, there is no obligation to any Centerra Shareholders to vote using the QuickVote™ system, and Centerra Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Management Information Circular. Any voting instructions provided by a Centerra Shareholder will be recorded and such Centerra Shareholder will receive a letter from Broadridge (on behalf of the Centerra Shareholder’s Intermediary) as confirmation that its voting instructions have been accepted.
Voting Information
You are entitled to vote at the Meeting if you were a holder of Centerra Shares at the close of business on June 27, 2022, the Record Date for the Meeting, and are otherwise entitled to vote in accordance with the articles and by-laws of Centerra and any applicable shareholders’ agreement. Each such Centerra Share is entitled to one vote. How you vote depends on whether you are a Registered Centerra Shareholder or a Non-Registered Centerra Shareholder. See the sections of this Management Information Circular titled “The Arrangement – Securities Law Matters”.
Registered Centerra Shareholders
You are a Registered Centerra Shareholder if your name appears directly on your Centerra share certificates. As a Registered Centerra Shareholder, you may attend, ask questions and vote at the virtual-only Meeting via live audio webcast online at https://web.lumiagm.com/422352408. See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting” in this Management Information Circular.
If you are a Registered Centerra Shareholder and will not attend the Meeting, or if your Centerra Shares are registered in the name of a company that you own, your Centerra Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Centerra Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Corporation to Registered Centerra Shareholders along with this Management Information Circular.
Non-Registered Centerra Shareholders
You are a Non-Registered Centerra Shareholder if you hold your Centerra Shares indirectly and they are registered in the name of an Intermediary, or in the name of a depository of which the Intermediary is a participant, and therefore do not have Centerra Shares registered in your own name.
The Corporation does not send proxy-related materials directly to Non-Registered Centerra Shareholders. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to Non-Registered Centerra Shareholders. The Corporation has elected to pay for all applicable proxy-related materials to be sent to Non-Registered Centerra Shareholders, including “objecting beneficial owners”, at the Corporation’s cost.
See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting” in this Management Information Circular.
Voting by Proxy
Appointment of Proxies
The individuals named in the voting instruction form or the form of proxy you received are representatives of management of the Corporation. You have the right to appoint another Person (who need not be a Centerra Shareholder) to represent you at the Meeting. You may appoint another Person by inserting that Person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “Voting Information and General Proxy Matters – Appointment of a Third Party as Proxy” in this Management Information Circular.
By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Centerra Shares. To be valid, proxies must be deposited with our transfer agent, TSX Trust by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@tmx.com, or vote online at

www.tsxtrust.com/vote-proxy, in each case no later than 11:00 a.m. (Toronto time) on on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened Meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his sole discretion and without notice.
Exercise of Discretion by Proxies
The Centerra Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Centerra Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Centerra Shares as your proxyholder sees fit.
If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Corporation as your proxy, but do not specify how you wish the votes to be cast, your Centerra Shares will be voted: (a) FOR the Arrangement Resolution; and (b) at the discretion of management, on any matter which may properly come before the Meeting.
Revocation
If you are a Registered Centerra Shareholder and have provided a proxy, you may revoke your proxy by: (a) completing and signing another form of proxy bearing a later date and depositing it with TSX Trust: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@tmx.com, or vote online at www.tsxtrust.com/vote-proxy in each case no later than 11:00 a.m. (Toronto time) on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened Meeting, as applicable; (b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Corporation at the registered office of the Corporation (1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1) no later than 11:00 a.m. (Toronto time) on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened Meeting, as applicable; (c) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.
If you are a Registered Centerra Shareholder or a duly appointed proxyholder and log in to the Meeting online using your Control Number and accept the terms and conditions, you will be revoking any and all previously submitted proxies, and will be provided the opportunity to vote online by ballot. See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting” in this Management Information Circular.
If you are a Non-Registered Centerra Shareholder and wish to revoke or change your prior instructions, you must contact your Intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set forth elsewhere in this Management Information Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.
Attending and Voting at the Virtual Meeting
In light of the COVID-19 pandemic, we will hold the Meeting in a virtual-only format, which will be conducted via a live audio webcast. Registered Centerra Shareholders and duly appointed proxyholders will have an equal opportunity to attend, ask questions and vote at the Meeting online. Centerra Shareholders will not be able to physically attend the Meeting.
Registered Centerra Shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your Control Number for purposes of logging in to the Meeting online. See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting – How to Attend the Meeting Virtually” in this Management Information Circular for additional information on how to log in to the Meeting online.
Non-Registered Centerra Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, TSX Trust, does not have a record of the Non-Registered Centerra Shareholders and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder using your voting instruction form. If you are a Non-Registered Centerra Shareholder and wish to vote at the Meeting, you must (a) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and (b) follow all of the applicable instructions, including the deadline, provided by your Intermediary. See “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting – How to Attend the Meeting Virtually” in this Management Information Circular for additional information on how to log in to the Meeting online, and see “Voting Information and General Proxy Matters – Attending and Voting at the Virtual Meeting – Appointment of Proxies” above for additional information on how Non-Registered Centerra Shareholders can appoint themselves as proxyholder.
How to Attend the Meeting Virtually
Registered Centerra Shareholders and duly appointed proxyholders, including Non-Registered Centerra Shareholders who have duly appointed themselves as proxyholder, will be able to attend, ask questions and vote at the Meeting online at https://web.lumiagm.com/422352408. We recommend that you log in at 10:00 a.m. (Toronto time), one hour before the Meeting starts. Once you have logged in, select “I have a login” and then enter your Control Number (see below) and Password “centerra2022” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.
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Registered Centerra Shareholders: The control number located on the form of proxy you received is your Control Number.

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Duly appointed proxyholders: TSX Trust will provide the proxyholder with a Control Number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

Guests, including Non-Registered Centerra Shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://web.lumiagm.com/422352408, select “I am a guest”, and then complete the online registration form.
If you attend the virtual Meeting, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. You should allow ample time to check-in to the Meeting online. Online check-in will begin one hour prior to the Meeting on July 25, 2022, at 10:00 a.m. (Toronto time). The Meeting will begin promptly at 11:00 a.m. (Toronto time) on July 25, 2022, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the meeting, please refer to https://www.lumiglobal.com/faq.
Registered Centerra Shareholders and duly appointed proxyholders who login to the Meeting with a Control Number can communicate with each other and/or submit questions during the Meeting via the messaging feature on the virtual meeting platform. Questions will generally only be addressed during the question and answer period at the end of the Meeting, however questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting. Questions or comments containing inappropriate language (including profanities or hostilities), questions of a personal nature or questions that are otherwise disruptive to the orderly conduct of the Meeting will not be published or answered. If we cannot answer a question during the Meeting because of timing or technical limitations, we will endeavor to respond in writing as soon as practical after the Meeting.
Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.
If the Meeting is disrupted for any reason due to technical issues, please remain logged into the Meeting.
Appointment of a Third Party as Proxy
The following applies to Centerra Shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Management Information Circular. This includes Non-Registered Centerra Shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting online.
Centerra Shareholders who wish to appoint someone other than the Centerra proxyholders named in the enclosed form of proxy as their proxyholder to attend the Meeting as their proxy and vote their Centerra Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that Person as proxyholder, AND register that proxyholder online, as described below. Registering your proxyholder is an additional step that must be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting.
Step 1 – Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that Person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.
Step 2 – Register your proxyholder: To register a third-party proxyholder, Centerra Shareholders must contact TSX Trust and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a Control Number. TSX Trust can be contacted by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) or by internet at https://www.tsxtrust.com/control-number-request. Requests for a Control Number must be received by 11:00 a.m. (Toronto time) on July 21, 2022. Without a Control Number, proxyholders will not be able to vote or ask questions at the Meeting. They will only be able to attend the virtual Meeting as a guest.
If you are a Non-Registered Centerra Shareholder and wish to vote at the Meeting, you must insert your own name in the blank space provided on the voting instruction form sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.
If you are a Non-Registered Centerra Shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Attend the Meeting”, you must first obtain a valid legal proxy from your Intermediary. You must follow the instructions from your Intermediary which are included with the legal proxy form or the voting information form sent to you with this Management Information Circular. If you have not received one, you must contact your Intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to our transfer agent, TSX Trust by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, or by email to proxyvote@tmx.com. The request for registration must be labeled “Legal Proxy” and received by TSX Trust no later than the voting deadline of 11:00 a.m. (Toronto time) on July 21, 2022 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened Meeting, as applicable.

Voting Shares
Centerra is authorized to issue an unlimited number of Centerra Shares, Class A Shares and preference shares with no par value. The Board has fixed June 27, 2022 as the Record Date for the Meeting. Only holders of Centerra Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one vote for each Centerra Share held. As at the close of business on June 17, 2022, there were 297,454,469 Centerra Shares issued and outstanding.
Principal Holders of Voting Securities
To the knowledge of the directors and officers of the Corporation, the only Persons who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities are indicated below:
Name	Number of Shares	Percentage
Kyrgyzaltyn(1)	77,401,766	26.0%
BlackRock, Inc.(2)	37,394,132	12.6%

Notes:
(1)
System for Electronic Disclosure by Insiders (SEDI) and as represented to Centerra by Kyrgyzaltyn in the Arrangement Agreement.

(2)
Alternative Monthly Reporting System Report on Form 62-103F3 of Blackrock, Inc. dated April 7, 2022.

Kyrgyzaltyn is a joint stock company formed under the laws of the Kyrgyz Republic, 100% of whose shares are owned by the Kyrgyz Government. Pursuant to the Restated Shareholders Agreement, so long as Kyrgyzaltyn and its affiliates continue to hold 10% or more of Centerra’s outstanding Centerra Shares, Centerra has agreed to include in Centerra’s proposed slate of directors nominated for election, at each annual or special meeting at which directors are to be elected, two Board nominees designated by Kyrgyzaltyn, at least one of whom must be independent of the Kyrgyz Government within the meaning of applicable securities laws in Canada. Should Kyrgyzaltyn and its affiliates own less than 10% but more than 5% of Centerra’s outstanding Centerra Shares, Centerra has agreed to include in its proposed slate of directors one nominee of Kyrgyzaltyn who shall not be required to be independent of the Kyrgyz Government. If the Arrangement is completed, Kyrgyzaltyn would cease to have any such nomination rights under the Restated Shareholders Agreement.
For further information regarding the commercial arrangements with Kyrgyzaltyn, please see the Corporation’s management’s discussion and analysis in respect of the year ended December 31, 2021, available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, which is incorporated by reference into this Management Information Circular.
Procedure and Votes Required
The Interim Order provides that each Centerra Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof. Each such Centerra Shareholder will be entitled to vote in accordance with the provisions set out below.
Pursuant to the Interim Order, among other things:
(a)
each Centerra Shareholder will be entitled to one vote for each Centerra Share held as of the Record Date;

(b)
the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding the votes of any Centerra Shareholders, such as Kyrgyzaltyn, required to be excluded under MI 61-101 (i.e., minority approval), in each case present virtually or represented by proxy at the Meeting; and

(c)
the quorum at the Meeting will be two persons present at the opening of the Meeting who are entitled to vote thereat either as Centerra Shareholders or as proxyholders and holding or representing not less than 25% of the outstanding Centerra Shares carrying the right to vote at the Meeting.

At the Meeting, Centerra Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is included in Appendix A, subject to such amendments, variations or additions as may be approved at the Meeting, to approve the Plan of Arrangement attached as Appendix B.
On any ballot that may be called relating to the Arrangement Resolution, the Persons named as proxies in the enclosed form of proxy intend to vote the Centerra Shares represented by proxies in favour of the Arrangement Resolution, unless a Centerra Shareholder signing such proxy has specified otherwise. The Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Centerra Shareholders, and (ii) a majority of the votes cast by Centerra Shareholders, excluding the votes of any Centerra Shareholders, such as Kyrgyzaltyn, required to be excluded under MI 61-101 (i.e., minority approval), in each case present virtually or represented by proxy at the Meeting. See sections “The Arrangement – Securities Law Matters – Canadian Securities Laws” and “The Arrangement – Procedure for the Centerra Shareholder Approval and the Canadian Court Approval” in this Management Information Circular.
Pursuant to the Arrangement Agreement, Kyrgyzaltyn has irrevocably agreed to vote all of the KZN Centerra Shares, being 77,401,766 Centerra Shares representing approximately 26.0% of the issued and outstanding Centerra Shares, in favour of the Arrangement Resolution at the Meeting and has granted Centerra an irrevocable power-of-attorney to vote the KZN Centerra Shares in favour of the Arrangement Resolution at the Meeting.
The Board recommends that Centerra Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board Regarding the Arrangement Resolution” in this Management Information Circular.
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES
None of the directors, officers, employees and former directors, officers and employees of the Corporation, or any of its subsidiaries, nor any of their associates, has or had, since the beginning of the Corporation’s most recently completed financial year, any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, or its subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation or any of its subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this Management Information Circular in respect of Kyrgyzaltyn, Centerra is not aware of any material interest, direct or indirect, of any informed person of Centerra, or any associate or affiliate of any informed person of Centerra, in any matter to be acted upon at the Meeting or in any transaction since the commencement of Centerra’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect Centerra or any of its subsidiaries. See the sections in this Management Information Circular titled “The Arrangement – Ownership of Centerra Securities by Directors and Executive Officers of Centerra” and “The Arrangement – Securities Law Matters – Canadian Securities Laws”.
For the purposes of this Management Information Circular, an “informed person” means a director or executive officer of Centerra, a director or executive officer of a Person that is itself an “informed person” or subsidiary of Centerra and any Person who beneficially owns, directly or indirectly, voting securities of Centerra or who exercises control or direction over voting securities of Centerra or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Centerra.
INFORMATION PERTAINING TO THE KYRGYZ REPUBLIC, KYRGYZALTYN, KGC AND KOC
Certain information in this Management Information Circular pertaining to the Kyrgyz Republic, Kyrgyzaltyn and information pertaining to KGC and KOC following May 15, 2021 has been furnished by the

Kyrgyz Republic and Kyrgyzaltyn, as applicable. Although the Corporation does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Corporation nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Kyrgyz Republic or Kyrgyzaltyn, as applicable, to disclose events or information that may affect the completeness or accuracy of such information.
AUDITORS
The auditor of Centerra is KPMG LLP, which has confirmed that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
ADDITIONAL INFORMATION
Additional information relating to Centerra is available at www.sedar.com and www.sec.gov. Centerra Shareholders may obtain additional copies of the Centerra Annual Financial Statements and related management’s discussion and analysis by written request addressed to the Corporate Secretary of the Corporation at the registered office of the Corporation 1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1. Financial information regarding Centerra is provided in the Centerra Annual Financial Statements and related management’s discussion and analysis for the years ended December 31, 2021.
Additional copies of this document and the continuous disclosure documents filed by Centerra with the Canadian securities regulatory authorities may be obtained by contacting Centerra at the address noted above. A copy of this Management Information Circular has been sent to each director, each Centerra Shareholder entitled to notice of the Meeting, and the auditor of the Corporation.
DIRECTORS’ APPROVAL
The contents and the sending of this Management Information Circular have been approved by the Board.
Dated as of June 21, 2022.
(signed) “Michael Parrett”
Chair of the Board of Directors

CONSENTS
Consent of Cormark Securities Inc.
To:
The Special Committee of the Board of Directors of Centerra Gold Inc.

We refer to our opinion dated April 3, 2022 (the “Cormark Opinion”) to be attached as Appendix C to the management information circular dated June 21, 2022 (the “Management Information Circular”) of Centerra Gold Inc. (“Centerra”) relating to the special meeting of shareholders to approve a proposed plan of arrangement under the Canada Business Corporations Act. We consent to the inclusion of the Cormark Opinion as Appendix C to the Management Information Circular, to the filing of the Cormark Opinion with the securities regulatory authorities, references to our firm name and to the inclusion of the summary of, and the references to, the Cormark Opinion in the Management Information Circular.
In providing such consent, we do not intend that any person other than the Board of Directors of Centerra be entitled to rely upon the Cormark Opinion.
(signed) “Cormark Securities Inc.”
Toronto, Ontario
June 21, 2022

Consent of Eight Capital
To:
The Special Committee of the Board of Directors of Centerra Gold Inc.

We refer to our valuation and opinion dated April 3, 2022 (the “Eight Capital Valuation and Opinion”) to be attached as Appendix D to the management information circular dated June 21, 2022 (the “Management Information Circular”) of Centerra Gold Inc. (“Centerra”) relating to the special meeting of shareholders to approve a proposed plan of arrangement under the Canada Business Corporations Act. We consent to the inclusion of the Eight Capital Valuation and Opinion as Appendix D to the Management Information Circular, to the filing of the Eight Capital Valuation and Opinion with the securities regulatory authorities, references to our firm name and to the inclusion of the summary of, and the references to, the Eight Capital Valuation and Opinion in the Management Information Circular.
In providing such consent, we do not intend that any person other than the Special Committee of the Board of Directors of Centerra be entitled to rely upon the Eight Capital Valuation and Opinion.
(signed) “Eight Capital”
Toronto, Ontario
June 21, 2022

APPENDIX A
ARRANGEMENT RESOLUTION
Arrangement under Section 192 of the
Canada Business Corporations Act
BE IT RESOLVED THAT:
1.
The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Centerra Gold Inc. (“Centerra”), the Kyrgyz Republic, Kyrgyzaltyn JSC, Kumtor Gold Company CJSC, Kumtor Operating Company CJSC and Centerra shareholders, as more particularly described and set forth in the management information circular of Centerra dated June 21, 2022 (the “Management Information Circular”), as the same may be modified, amended, or supplemented, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”) of Centerra, the full text of which is set out in Appendix B to the Management Information Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The actions of the directors of Centerra in approving the Arrangement and the actions of the directors and officers of Centerra in executing and delivering the Arrangement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.
Centerra is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement.

5.
Notwithstanding that this resolution has been duly passed by the shareholders of Centerra or that the Arrangement has been approved by the Court, the Board of Directors of Centerra is hereby authorized and empowered in its sole discretion without further notice to or approval of the shareholders of Centerra to (i) determine when to file the articles of arrangement in respect of the Arrangement, (ii) amend the Plan of Arrangement, to the extent permitted by the Plan of Arrangement, and (iii) decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of a certificate giving effect to the Arrangement.

6.
Any two officers of Centerra are hereby authorized and directed for and on behalf of Centerra to execute, under the seal of Centerra or otherwise, and to deliver articles of arrangement to the Director under the CBCA for filing and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

7.
Any two officers of Centerra are hereby authorized and directed, for and on behalf of Centerra, to execute or cause to be executed, under the corporate seal of Centerra or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such officers’ opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
Article 1
INTERPRETATION
1.1
Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have the corresponding meanings:
“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person;
“Arrangement” means the arrangement pursuant to the provisions of section 192 of the CBCA on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Plan of Arrangement or at the direction of the Court;
“Arrangement Agreement” means the Global Arrangement Agreement dated April 4, 2022 by and among Centerra, Kyrgyzaltyn, the Kyrgyz Republic, and, from and after the Closing Date, KGC and KOC;
“Arrangement Resolution” means the special resolution of the Centerra Shareholders approving this Plan of Arrangement as required by the CBCA and the Interim Order;
“Articles of Arrangement” means the articles of arrangement of Centerra in respect of this Plan of Arrangement required by the CBCA to be sent to the CBCA Director after the Interim Order and the Final Order have been obtained and all other Conditions Precedent have been satisfied or waived in full, to give effect to this Plan of Arrangement;
“Business Day” means a day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada;
“CBCA” means the Canada Business Corporations Act, as amended;
“CBCA Director” means the Director appointed pursuant to section 260 of the CBCA;
“Centerra” means Centerra Gold Inc., a CBCA corporation;
“Centerra Board” means the board of directors of Centerra;
“Centerra Meeting” means the special meeting of Centerra Shareholders held on July 25, 2022, and any adjournment(s) or postponement(s) thereof, in accordance with Clause 7.4.3 of the Arrangement Agreement and the terms of the Interim Order, for the purpose of, among other things, obtaining the Centerra Shareholder approval of the Arrangement Resolution;
“Centerra Released Parties” has the meaning ascribed thereto in Section 6.1;
“Centerra Shareholders” means all holders of Centerra Shares;
“Centerra Shares” means common shares in the capital of Centerra;
“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
“Closing Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

“Conditions Precedent” means the conditions precedent to the closing of the Arrangement Agreement, as set out in Appendix 2 to the Arrangement Agreement;
“Court” means the Ontario Superior Court of Justice (Commercial List) and any appellate court, as applicable;
“Deemed Dividend Withholding Tax Amount” means the amount of withholding tax payable by Centerra on behalf of Kyrgyzaltyn relating to the purchase for cancellation of the KZN Centerra Shares in accordance with Clause 2.1 of the Arrangement Agreement (as reasonably calculated by Centerra);
“Effective Time” means 12:01 a.m. on the Closing Date;
“Encumbrances” means any mortgage, pledge, assignment, charge, claim, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
“Final Order” means the final order of the Court pursuant to section 192 of the CBCA, in a form reasonably acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) on appeal;
“Governmental Authority” means: (a) any multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, agency, state-owned or state-controlled company, or other body or entity, domestic or foreign; (b) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, working group or self-regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, taxing or administrative authority under or for the account of any of the foregoing; (d) any external manager, receiver, trustee, monitor or similar Person or body appointed by any of them; (e) any other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation; or (f) any Governmental Entity;
“Governmental Entity” means, with respect to the Kyrgyz Republic: (a) any federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax authority, court, tribunal, parliament, arbitral body, committee, office, council, commission, commissioner, board, ministry, minister, bureau, division, agency, state-owned or state-controlled company, or other body or entity, in each case of the Kyrgyz Republic; (b) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, working group or self-regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, administrative or taxing authority in the name of and for the benefit of any of the foregoing; (d) any executive body thereof or of any legislative authority, including for the avoidance of doubt the President, the Cabinet of Ministers, the Chairman of the Cabinet of Ministers, the General Prosecutors Office of the Kyrgyz Republic, the State Committee on National Security of the Kyrgyz Republic, the Ministry of Internal Affairs, the Jogorku Kenesh of the Kyrgyz Republic or Kyrgyz Parliament and the KR State Commission; (e) any external manager, receiver, trustee, monitor, advisor, consultant or similar person or body appointed by any of them; and (f) any predecessor, successor or other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation;
“Insurance Risk Rights Plan” means the insurance risk rights plan agreement dated as of June 21, 2004, entered into between Centerra and CIBC Mellon Trust Company, as rights agent (including its successors), and the insurance risk rights plan having the terms set out therein;

“Intercompany Claim Balance” means the aggregate amounts owing (on account of principal and accrued and unpaid interest) by Centerra to KGC as of the Closing Date under the Intercompany Loan Agreements;
“Intercompany Loan Agreements” means, together, the revolving credit loan agreement and promissory note dated November 25, 2014, between KGC and Centerra and the promissory note dated September 15, 2017 between KGC and Centerra;
“Interim Order” means the interim order of the Court dated April 28, 2022 issued under section 192 of the CBCA providing for, among other things, declarations and directions with respect to this Plan of Arrangement and the holding of the Centerra Meeting;
“KGC” means Kumtor Gold Company CJSC, a Kyrgyz closed joint stock company;
“KGC Dividend” means the dividend declared by KGC to Centerra immediately before the Closing Date in an amount equal to the Intercompany Claim Balance less the amount of the Intercompany Payment payable pursuant to Section 2.3(a)(v), which together with the amount of the Intercompany Payment shall offset the Intercompany Claim Balance pursuant to Section 2.3(a)(v);
“KGC Shares” means the shares in KGC owned by Centerra, being 100% of the share capital of KGC prior to the Effective Time;
“KOC” means Kumtor Operating Company CJSC, a Kyrgyz closed joint stock company;
“KOC Shares” means the shares in KGC owned by Centerra, being 100% of the share capital of KGC prior to the Effective Time;
“KR Government” means the Cabinet of Ministers of the Kyrgyz Republic;
“KR Reclamation Fund” has the meaning given to it in the RTD Termination Deed;
“KR State Commission” means the state commission formed by the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 17, 2021 No. 4405-VI on Studying the Efficiency of Development of the Kumtor Gold Ore Deposit, for Monitoring the Execution of the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 21, 2013 No. 2805-V “On the Results of the Work of the State Commission for Verification and Study of the Compliance of Kumtor Operating Company CJSC with the norms and requirements for rational use of natural resources, environmental protection, safety of production processes and social protection of the population” and the Resolution of the Government of the Kyrgyz Republic dated July 3, 2012 No. 465;
“Kumtor Project” means the exploration for and development of gold and silver mineral resources and the production and sale of gold and silver from the Kumtor deposit;
“Kyrgyzaltyn” means Kyrgyzaltyn JSC, a Kyrgyz Republic joint stock company;
“KZN Centerra Shares” means the Centerra Shares owned (beneficially and/or of record) by Kyrgyzaltyn, being 77,401,766 Centerra Shares;
“Person” means an individual, partnership, association, body corporate, joint venture, trust, business organization, trustee, executor, administrative legal representative, Governmental Authority, or any other entity, whether or not having legal status;
“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, giving effect to certain of the transactions contemplated by the Arrangement Agreement;
“Project Agreements” means the Restated Investment Agreement, dated June 6, 2009, the Restated Concession Agreement, dated June 6, 2009, the Restated Shareholders’ Agreement, dated June 6, 2009, the Release Agreement, dated June 6, 2009, the Settlement Agreement, dated June 6, 2009, the Cyanide Accident Settlement Agreement, the RTD (until terminated by the RTD Termination Deed), the Restated Pledge Agreement, dated June 6, 2009, the Agreement on New Terms for the Kumtor Project, dated April 24, 2009, the Restated Gold Silver Sale Agreement, dated June 6, 2009, the Second Amended and Restated Agreement

on payment of a commission by KGC, dated June 6, 2009, the Strategic Agreement on Environmental Protection and Investment Promotion, dated September 11, 2017, the Deed Poll, dated August 7, 2019; the Kyrgyzaltyn Mutual Release Agreement, dated August 7, 2019, in each case among certain or all of the Kyrgyz Republic, the KR Government, Kyrgyzaltyn, Centerra, KGC and KOC, and any other agreement entered into by Cameco Corporation, Centerra or any of their respective predecessors, successors or Affiliates and the Kyrgyz Republic, Kyrgyzaltyn or a Governmental Entity relating to the Kumtor Project, but excluding the Arrangement Agreement and any ancillary agreement entered into in connection herewith;
“Release Agreement” means the Release Agreement in the form attached as Appendix 12 to the Arrangement Agreement to be delivered by each of Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk;
“RTD” means the reclamation trust deed dated January 25, 1996 among KGC, Rothschild Trust Corporation Limited, the KR Government and Centerra (which acceded to the rights and obligations of Cameco Corporation thereunder, pursuant to the Deed of Accession, dated April 30, 2004, among Cameco Corporation, Centerra and Rothschild Trust Corporation Limited);
“RTD Termination Deed” has the meaning given in the Arrangement Agreement;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all rules and regulations thereunder; and
“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.
1.2
Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.
1.3
Rules of Construction

(a)
In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”.

(b)
Any capitalized terms used, but not specifically defined, in this Plan of Arrangement shall have the respective meanings given thereto in the Arrangement Agreement.

1.4
Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.
1.5
References to Dates, Statutes, etc.

(a)
In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

(b)
In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its, his or her heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.
1.6
Control

A Person shall be deemed to be “controlled” by another Person or two or more Persons acting jointly or in concert if:
(a)
in the case of a Person other than a partnership or a limited partnership, securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert; and the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person;

(b)
in the case of a Person that is a partnership other than a limited partnership, more than 50% of the voting, equity or other interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert;

(c)
in the case of a Person that is a limited partnership, the other Person is the general partner of the limited partnership; or

(d)
in the case of any Person, the other Person or Persons acting jointly or in concert possesses or possess, as applicable, directly or indirectly, the power to direct or cause the direction of management or policies of such Person, whether through the ownership of securities, by contract or otherwise, and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
1.7
Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario, Canada local time unless otherwise stipulated herein.
1.8
Completion of the Arrangement Agreement

The Closing Date shall occur, and this Plan of Arrangement shall become effective, after the Conditions Precedent have been satisfied or waived in full pursuant to clause 7.5 of the Arrangement Agreement.
Article 2
THE ARRANGEMENT
2.1
Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (a) Centerra; (b) the KR Government and every Governmental Entity; (c) Kyrgyzaltyn; (d) KGC; (e) KOC; (f) all registered and beneficial holders of Centerra Shares; and (g) all other Persons (including the respective heirs, executors, administrators, legal representatives, successors and assigns of each of the foregoing).
2.2
Certificate of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of this Article 2 has become effective in the sequence and at the times set out therein. Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

2.3
Arrangement

Commencing at the Effective Time, the following events, matters or transactions will occur and will be deemed to occur in the following sequence, at one minute intervals, without any further act, authorization or formality, unless specifically noted in this Plan of Arrangement:
(a)
Each of the following shall occur simultaneously:

(i)
Centerra shall execute and deliver, and shall be deemed to have executed and delivered to Kyrgyzaltyn the documents set forth in clause 2.1 of the Arrangement Agreement, and grants all necessary authority to Kyrgyzaltyn to effect the transfer of the KGC Shares and the KOC Shares from Centerra to Kyrgyzaltyn and the KGC Shares and the KOC Shares shall be, and shall be deemed to be, sold and transferred by Centerra to and acquired by Kyrgyzaltyn;

(ii)
all of the KZN Centerra Shares shall, and shall be deemed to be, sold and transferred to and acquired by Centerra (free and clear of any Encumbrances) for cancellation in exchange for the purchase price and consideration therefor set out in Clause 2.1 of the Arrangement Agreement, and:

(A)
in respect of such KZN Centerra Shares so sold and transferred, Kyrgyzaltyn shall cease to be the holder of such KZN Centerra Shares and to have any rights as a holder of such KZN Centerra Shares other than as provided in the Arrangement Agreement;

(B)
Centerra shall be, and shall be deemed to be, the transferee of such KZN Centerra Shares (free and clear of any Encumbrances); and

(C)
such KZN Centerra Shares shall be cancelled;

(iii)
the Release Agreements of each of Dushen Kasenov and Tengiz Bolturuk and Nurlan Kyshtobaev shall become effective and each of Dushen Kasenov and Nurlan Kyshtobaev shall be removed as directors of Centerra, such that the reconstituted Centerra Board shall consist solely of: Michael S. Parrett, Bruce V. Walter, Scott G. Perry, Richard W. Connor, Jacques Perron, Sheryl K. Pressler, Paul N. Wright, Susan L. Yurkovich and Wendy Kei;

(iv)
the Cash Consideration shall be payable by Centerra (A) as to the Cash Consideration Payment, to Kyrgyzaltyn in accordance with clause 5.1.1 of the Arrangement Agreement; and (B) as to the Deemed Dividend Withholding Tax Amount, to the Canada Revenue Agency on behalf of Kyrgyzaltyn in accordance with clause 5.3 of the Arrangement Agreement; and

(v)
the Intercompany Payment shall be payable by Centerra to KGC in accordance with clause 5.1.2 of the Arrangement Agreement; the KGC Dividend shall be, and shall be deemed to be, offset in full against an equal amount of the Intercompany Claim Balance, and, upon such payment of the Intercompany Payment, the Intercompany Claim Balance shall be fully extinguished and each of the Intercompany Loan Agreements shall be, and shall be deemed to be, terminated without any further action on the part of the parties thereto;

(b)
the Insurance Risk Rights Plan shall be, and shall be deemed to be, terminated without any further action on the part of the parties thereto;

(c)
the articles of Centerra shall be amended to eliminate the Class A non-voting shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra will be authorized to issue an unlimited number of Centerra Shares and an unlimited number of preference shares, each having unamended rights, privileges restrictions and conditions; and

(d)
the releases and waivers referred to in Sections 6.1, 6.1 and 6.3 shall become effective.

2.4
Registers of Holders

Upon the cancellation of the KZN Centerra Shares pursuant to Section 2.3(a)(ii), Kyrgyzaltyn will be deemed to be removed from the register of holders of Centerra Shares, such Centerra Shares will be deemed to be cancelled on the register of holders of Centerra Shares and the transfer agent of Centerra shall be duly authorized to reflect such removal and cancellation on the register of holders of Centerra Shares.
2.5
Arrangement Effectiveness

The Arrangement will become finally and conclusively binding and effective as at the Effective Time.
2.6
No Dissent Rights

The Arrangement shall not trigger any right of dissent for the Centerra Shareholders, whether under the CBCA or otherwise.
Article 3
WITHHOLDING
3.1
Withholding Rights

Centerra shall be entitled to deduct and withhold (or cause to be deducted or withheld) from any amount payable or deliverable under this Plan of Arrangement, to the KR Government or Kyrgyzaltyn or any other Person such amounts as Centerra is required, entitled or permitted to deduct and withhold with respect to such amounts under the Income Tax Act (Canada), including the regulations promulgated thereunder, the United States Internal Revenue Code of 1986 or any provision of provincial, territorial, state, local or foreign tax law, in each case as amended, which shall include the Deemed Dividend Withholding Tax Amount. To the extent that amounts are so withheld, such withheld amounts shall be treated as having been paid to the KR Government or Kyrgyzaltyn or any other person, as applicable, in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.
Article 4
AMENDMENTS
4.1
Amendments to Plan of Arrangement

(a)
Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Centerra, acting reasonably, at any time prior to or at the Centerra Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Centerra Shareholders voting at the Centerra Meeting, will become part of this Plan of Arrangement for all purposes.

(b)
This Plan of Arrangement may be amended, modified or supplemented unilaterally by Centerra, acting reasonably, after the Centerra Meeting, provided that each such amendment, modification or supplement is approved by the Court and communicated to any Person(s) in the manner required by the Court.

(c)
Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Centerra Meeting will be effective only if it is consented to by Centerra, acting reasonably, and, if required by the Court, is consented to by or communicated to the Centerra Shareholders in the manner directed by the Court.

(d)
Notwithstanding Section 4.1(b), any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Centerra, acting reasonably, following the granting of the Final Order, provided that it concerns a matter which, in the reasonable opinion of Centerra, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder or former holder of Centerra Shares.

Article 5
FURTHER ASSURANCES
5.1
Further Assurances

Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, Centerra, the KR Government, Kyrgyzaltyn, KGC and KOC will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein, including any resolution of directors authorizing the creation, issue, transfer or purchase for cancellation of securities by Centerra, Kyrgyzaltyn, KGC and KOC, any share transfer powers evidencing the transfer of securities by or to Centerra and any receipt therefore and any necessary additions to, or deletions from, any applicable securities registers.
Article 6
RELEASES
6.1
Release of Centerra Released Parties

Upon the occurrence of the events specified in Section 2.3(d), Centerra and each of its then-Affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current) (collectively, the “Centerra Released Parties”) shall be forever and irrevocably released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, Encumbrances and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, without limitation, any Person who may claim contribution or indemnification against or from any Centerra Released Party) may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, arising out of, or in connection with the Arrangement, this Plan of Arrangement, the Arrangement Agreement, the business and affairs of Centerra with respect to or in connection with this Plan of Arrangement and any proceedings commenced with respect to or in connection with the Arrangement, this Plan of Arrangement or the Arrangement Agreement, provided that nothing in this paragraph will release or discharge any of the Centerra Released Parties: (a) from or in respect of any of their respective obligations under the Arrangement, this Plan of Arrangement, the Arrangement Agreement or any document or instrument delivered hereunder or thereunder; or (b) if the Centerra Released Party is adjudged by the express terms of a non-appealable judgment of a Canadian court of competent jurisdiction rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct, or (c) from any claims arising pursuant to Part XXIII.1 of the Securities Act (Ontario) or equivalent provisions of the securities legislation in each of the other Canadian jurisdictions or under the U.S. Securities Act and/or U.S. Securities Exchange Act.
6.2
Release of Centerra Released Parties

Without limiting Section 6.1, from and after the occurrence of the events specified in Section 2.3(d), each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, shall, and shall be deemed to, forever and irrevocably release, any right to challenge, contest, dispute or seek to set aside or vary, the Arrangement, this Plan of Arrangement, the Arrangement Agreement, the transactions contemplated hereunder and the cancellation of the KZN Centerra Shares, and each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, shall be permanently enjoined from asserting or proceeding with any such claim, directly or indirectly, in respect of the foregoing.
6.3
Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, from and after the occurrence of the events specified in Section 2.3(d), with respect to any and claims released pursuant to Section 6.1, from (a) commencing or continuing in any manner, directly or indirectly, any claim, action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against any of the Centerra Released Parties, as applicable; (b) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against any of the Centerra Released Parties; (c) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any Encumbrance against any of the Centerra Released Parties or any of their respective property or assets; or (d) taking any actions to interfere with the implementation or consummation of the Arrangement, this Plan of Arrangement, the Arrangement Agreement or the transactions contemplated hereunder; provided, however, that this Section 6.3 shall not apply to the enforcement of any obligation under the Arrangement, this Plan of Arrangement, the Arrangement Agreement or any document delivered thereunder.
Article 7
PARAMOUNTCY
7.1
Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Centerra Shares issued prior to the Effective Time and any and all instruments or documents establishing or governing the rights and obligations of the same; (b) the rights and obligations of the Centerra Shareholders, Centerra, Kyrgyzaltyn, the Kyrgyz Republic, and, from and after the Closing Date, KGC and KOC and any transfer agent in respect of the Centerra Shares, in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Centerra Shares, or any and all instruments or documents establishing or governing the rights and obligations of the same (including, without limitation, any action, cause of action, claim or proceeding as to the number or entitlements of the outstanding Centerra securities and any prior adjustments thereto) shall be deemed to have been settled, compromised, released and determined without liability or obligation except as set forth herein.

APPENDIX C
CORMARK OPINION
April 3, 2022
The Special Committee of the Board of Directors of Centerra Gold Inc.
1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
To the Members of the Special Committee:
Cormark Securities Inc. (“Cormark Securities”, “we” or “us”) understands that Centerra Gold Inc. (“Centerra” or the “Corporation”) intends to enter into a global arrangement agreement (the “Arrangement Agreement”) with the Government of the Kyrgyz Republic (the “Republic”), Kyrgyzaltyn JSC (“Kyrgyzaltyn) and, as of and from the closing date of the Arrangement (as defined below), Centerra’s two Kyrgyz Republic subsidiaries, Kumtor Gold Company CJSC (“KGC”) and Kumtor Operating Company CJSC (“KOC” and, together with KGC, the “Kumtor Subsidiaries”). The Arrangement Agreement will give effect to transactions having the following principal elements (together with the other transactions described in this paragraph, the “Arrangement”): Kyrgyzaltyn transferring to Centerra for cancellation all of the common shares in the capital of Centerra (the “Centerra Shares”) held by Kyrgyzaltyn immediately prior to the effective time of the Arrangement (representing, to the knowledge of the Corporation, approximately 26.0% of the outstanding Centerra Shares on the date hereof (the “Kzn Interest”), in exchange for the following: (i) Kyrgyzaltyn receiving 100% of the outstanding shares of KGC and KOC, which own and operate the Kumtor mine (the “Kumtor Mine”) located in the Kyrgyz Republic; (ii) Centerra paying a cash amount of approximately US$36 million, including an amount equal to the withholding tax payable by Kyrgyzaltyn pursuant to the Income Tax Act (Canada) in connection with the purchase and cancellation of the Kzn Interest by Centerra (the “Cash Payment”); and (iii) Centerra extinguishing the intercompany balance between Centerra and KGC by paying US$50 million to KGC on closing of the Arrangement (the “Intercompany Payment”) and, as to the balance, through an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement. The Arrangement Agreement also provides for the delivery of mutual full and final releases, the discontinuance and termination of various legal proceedings, the termination of the Restated Shareholders Agreement (as defined below), the resignation of Kyrgyzaltyn nominees on the board of directors of Centerra (the “Board”), the termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra’s rights and obligations, and the transfer of the Kumtor reclamation trust funds to a Kyrgyz reclamation account held by KGC. Certain aspects of the Arrangement will be implemented pursuant to a court-approved plan of arrangement of Centerra under the Canada Business Corporations Act (the “Plan of Arrangement”).
We also understand that the terms and conditions of the Arrangement will be summarized in Centerra’s management information circular (the “Circular”) to be mailed to holders of Centerra Shares (“Centerra Shareholders”) in connection with the special meeting of Centerra Shareholders to be held to, among other things, consider and, if deemed advisable, approve the Plan of Arrangement.
Cormark Securities has been retained by the Corporation to provide an opinion to the special committee (the “Special Committee”) of the Board with respect to the fairness, from a financial point of view, of the Arrangement to Centerra (the “Fairness Opinion”).

We understand that the Corporation has received a “formal valuation” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) from an independent valuator in connection with the Arrangement (the “Formal Valuation”). Cormark Securities was not asked to prepare and did not prepare a formal valuation or appraisal of the securities or assets of Centerra or of any of its subsidiaries, and this Fairness Opinion does not constitute a “formal valuation” within the meaning of MI 61-101. In preparing this Fairness Opinion, Cormark Securities did not rely on the Formal Valuation.
CORMARK SECURITIES’ ENGAGEMENT
Cormark Securities was first contacted in connection with events in the Kyrgyz Republic that resulted in the negotiation of the Arrangement Agreement on May 15, 2021 and was formally retained by the Corporation pursuant to an engagement letter dated September 17, 2021 (the “Engagement Letter”). Under the terms of the Engagement Letter, Cormark Securities agreed to provide the Corporation with various advisory services in connection with the situation involving the Kumtor Mine including, among other things, the provision of this Fairness Opinion.
The terms of the Engagement Letter provide that Cormark Securities shall be paid a fixed fee upon delivery of this Fairness Opinion (the “Fairness Opinion Fee”) to be paid within two business days of the oral delivery of the Fairness Opinion, which occurred on the date hereof (the “Opinion Date”). The Fairness Opinion Fee is not contingent in whole or in part on the success or completion of the Arrangement or on the conclusions reached in this Fairness Opinion. In addition, Cormark Securities will receive certain fees for its advisory services under the Engagement Letter, a substantial portion of which are contingent upon the successful completion of the Arrangement. Pursuant to the Engagement Letter, the Corporation is required to reimburse Cormark Securities for its reasonable out-of-pocket expenses and Cormark Securities is to be indemnified by the Corporation, in certain circumstances, against certain expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, incurred in connection with the provision of its services pursuant to the Engagement Letter. The fees paid to Cormark Securities pursuant to the Engagement Letter are not financially material to Cormark Securities.
On the Opinion Date, at the request of the Special Committee, Cormark Securities orally delivered this Fairness Opinion to the Special Committee based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as the opinion given orally by Cormark Securities on the Opinion Date. This Fairness Opinion is effective as of the Opinion Date and has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Fairness Opinion.
CREDENTIALS OF CORMARK SECURITIES
Cormark Securities is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark Securities has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.
This Fairness Opinion represents the opinion of Cormark Securities and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark Securities, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.
INDEPENDENCE OF CORMARK SECURITIES
Neither Cormark Securities, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) (the “OSA”) of the Corporation, Kyrgyzaltyn, the Republic, or any of their respective associates or affiliates (collectively, the “Interested Parties”).
During the past 24 months we have not been engaged by, performed any services for or received any compensation from, any Interested Parties nor have we participated in any financings involving any of the

Interested Parties within such 24-month period other than (i) acting as financial advisor to Centerra in connection with the Arrangement and (ii) acting as financial advisor to Centerra in connection with the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership to Orion Mine Finance Group which closed in January 2021.
There are no understandings, agreements or commitments between Cormark Securities and any of the Interested Parties with respect to any current or future business dealings. However, Cormark Securities may in the future perform financial advisory or investment banking services for an Interested Party in the ordinary course of its business from time to time and may receive fees for the rendering of such services.
Cormark Securities acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Centerra and, from time to time, may have executed or may execute transactions on behalf of Centerra or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to Centerra or other Interested Parties.
SCOPE OF REVIEW
In connection with preparing this Fairness Opinion, Cormark Securities has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:
a)
a draft (dated March 31, 2022) of the Arrangement Agreement and the schedules appended thereto, including the Plan of Arrangement;

b)
Restated Shareholders Agreement dated June 6, 2009 between Centerra and Kyrgyzaltyn (the “Restated Shareholders Agreement”);

c)
audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of Centerra for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019;

d)
annual information forms of Centerra for the years ended December 31, 2021, December 31, 2020, and December 31, 2019;

e)
management information circulars of Centerra for the years ended December 31, 2020 and December 31, 2019;

f)
unaudited quarterly financial statements and MD&A of Centerra for the quarters ended September 30, 2021, June 30, 2021, March 31, 2021, September 30, 2020, June 30, 2020, March 31, 2020, September 30, 2019, June 30, 2019 and March 31, 2019;

g)
NI 43-101 Technical Report on the Kumtor Mine, Kyrgyz Republic effective July 1, 2020, prepared by Slobodan Jankovic, P. Geo., Boris Kotlyar, P. Geo., Kevin P.C.J. D’Souza, MEng, ARSM, CEng, FIMMM, FRGS, Anna Malevich, P.Eng., Catherine A. Taylor, P.Eng., Mei Shelp, P.Eng., Kumar Sriskandakumar, P.Eng., Luiz Castro, P.Eng., Esteban Hormazabal, FAIMM, Hamish Weatherly, P.Geo. and Lukas Arenson, P.Eng.;

h)
NI 43-101 Technical Report on the Mount Milligan Mine, North Central British Columbia effective December 31, 2019, prepared by John Fitzgerald, B.Sc. Mine Engineering, P.Eng., Christopher Paul Jago, M.Sc. Geological Sciences, P.Geo., Slobodan Jankovic, B.Sc. Geology, P.Geo., Berge Simonian, B.A.Sc. Mining Engineering, P.Eng., Catherine A. Taylor, B.Eng. Mgmt. Civil Engineering, P.Eng., and Bruno Borntraeger, B.A.Sc. Geological Engineering P.Eng.;

i)
NI 43-101 Technical Report on the Öksüt Gold Project, Turkey effective June 30, 2015, prepared by Gordon D. Reid, P.Eng., Peter Woodhouse, P.Eng., Malcolm Stallman, MAIG, Mustafa Cihan, MAIG, Pierre Landry, P.Geo., Tyler Hilkewich, P.Eng., Tommaso Roberto Raponi, P.Eng., Kevin D’Souza, MEng, ARSM, CEng, FIMMM, FRGS and Chris Sharpe, P.Eng.;

j)
NI 43-101 Technical Report for the Kemess Underground Project and Kemess East Project, British Columbia, Canada effective July 14, 2017, prepared by Golder Associates Ltd.;

k)
Environmental and Engineering Risk Assessment for the Kumtor Mine dated August 8, 2013 prepared by AMEC Environment Environmental (UK) Ltd.;

l)
certain other publicly available information relating to the business, operations, financial condition and trading history of the Corporation;

m)
certain internal financial, operational, corporate and other information with respect to the Corporation, including a financial model relating to Centerra prepared by management of the Corporation, as well as internal operating and financial projections prepared by the Corporation (and discussions with management with respect to such information, model and projections);

n)
discussions with management of the Corporation relating to the Corporation’s current business, plan, financial condition and prospects;

o)
discussions with the Corporation’s legal counsel relating to legal matters, including with respect to the Arrangement;

p)
public information with respect to selected precedent transactions we considered relevant;

q)
other publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

r)
a certificate as to certain factual matters and the completeness and accuracy of certain information upon which this Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers (the “Certifying Officers”) of the Corporation (the “Representation Letter”); and

s)
such other information, investigations, analyses and discussions as we considered necessary or appropriate.

Cormark Securities has not, to the best of its knowledge, been denied access by the Corporation to any information requested by Cormark Securities. Cormark Securities did not meet with the auditors or technical consultants of the Corporation and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Corporation and the reports of the auditors thereon, as well as the relevant technical reports of Centerra, as presented.
PRIOR VALUATIONS
The Certifying Officers have represented to Cormark Securities that, to the best of their knowledge, information and belief after reasonable inquiry, there are no “prior valuations” (as defined in MI 61-101) relating to the Corporation or any of its subsidiaries, material assets or liabilities that have been prepared in the 24 months preceding the date hereof.
ASSUMPTIONS AND LIMITATIONS
This Fairness Opinion is not, and should not be construed as, advice as to the prices at which the Centerra Shares may trade or be sold, as applicable, or the anticipated value of the Centerra Shares at any future date. Cormark Securities was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and expresses no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Cormark Securities has relied upon, without independent verification or investigation, the assessment by the Corporation and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, this Fairness Opinion does not address the relative merits of the Arrangement as compared to any other alternatives that may be available to the Corporation or the prospects or likelihood of any alternative, including an alternative transaction or reorganization involving the Corporation, its assets or its securities. This Fairness Opinion is limited to the fairness, from a financial point of view, of the Arrangement to Centerra, and is not an opinion on the strategic or legal merits of the Arrangement. This Fairness Opinion does not provide assurance that the best possible alternative, transaction or reorganization was implemented by the Corporation. Nothing contained in this Fairness Opinion is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest in or divest Centerra Shares. Cormark Securities believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
This Fairness Opinion has been provided for the exclusive use of the Special Committee solely for the purposes of considering the Arrangement and should not be construed as a recommendation to vote in favour of the resolution approving the Arrangement and is not to be relied upon by any other person. Except for the inclusion of this Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular and any press release and filing under applicable securities laws of the Corporation in respect of the Arrangement, this Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark Securities will not be held liable for any losses sustained by any person should this Fairness Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.
This Fairness Opinion is rendered as of the Opinion Date on the basis of securities markets, economic and general business and financial conditions prevailing on that date. It must be recognized that fair market value, and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, commodity prices, legal developments, environmental laws and regulations, markets for minerals, competition and changes in consumer/investor preferences. Cormark Securities disclaims any undertaking or obligation to amend, update or reaffirm this Fairness Opinion or to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to Cormark Securities’ attention after the Opinion Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the Opinion Date, Cormark Securities reserves the right to change or withdraw this Fairness Opinion.
With the approval of the Special Committee, Cormark Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions, appraisals, valuations and representations obtained by it from public sources or provided to it by or on behalf of, or at the request of, the Corporation and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark Securities has assumed that the Information did not contain a misrepresentation or omit to state any material fact necessary to be stated to make the Information not misleading. Subject to the exercise of professional judgment and except as expressly described herein, Cormark Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.
With respect to any financial and operating forecasts, projections, financial models, estimates and/or budgets provided to Cormark Securities by the Corporation and used in the analyses supporting this Fairness Opinion, Cormark Securities has noted that projecting future results of any business is inherently subject to uncertainty. Cormark Securities has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry and past practices on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Corporation as to the future financial performance of the Corporation and are (or were at the time and continue to be) reasonable in the circumstances. In rendering this Fairness Opinion, Cormark Securities expresses no view as to the reasonableness of such forecasts, projections, financial models, estimates and/or budgets or the assumptions on which they are based. Furthermore, Cormark Securities has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Corporation.
The Certifying Officers have made certain representations to Cormark Securities in the Representation Letter with the intention that Cormark Securities may rely thereon in connection with the preparation of this Fairness Opinion, including that: (a) subject to paragraph (b) below, all Information provided by, or on behalf, of the Corporation to Cormark Securities for the purpose of preparing this Fairness Opinion is at the date hereof, or in the case of historical Information, was at the date of preparation, complete, true and correct in all material respects as it relates to the Corporation and the Arrangement and does not and did not contain any untrue statement of a material fact (as such term is defined in the OSA) in respect of the Corporation, its subsidiaries or the Arrangement, and does not and did not omit to state a material fact in respect of the Corporation, its subsidiaries or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided to Cormark Securities (notwithstanding the foregoing, to the extent the Information relates to the Kumtor Mine, the Kumtor Subsidiaries, or any of

their financial condition, assets, liabilities (contingent or otherwise), business or operations (collectively, the “Kumtor Information”), such Kumtor Information was, as at May 14, 2021, complete, true and correct in all material respects and did not as at such date contain any untrue statement of a material fact and did not, as at such date, omit to state a material fact necessary to make such Kumtor Information not misleading in light of the circumstances under which such Kumtor Information was made or provided); (b) with respect to any portions of the Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates of the Corporation, such portions of the Information (i) were reasonably prepared and reflected the best currently available estimates and judgments of the Corporation, (ii) were prepared using the assumptions identified therein (to the extent identified therein) or otherwise using assumptions, which, in the reasonable belief of management of the Corporation, are (or were at the time of preparation in all material respects or, in the case of Kumtor Information, were at the time of preparation and, as at May 14, 2021, continued to be in all material respects) reasonable in the circumstances, (iii) are not, in the reasonable belief of management of the Corporation, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation and with reference to the circumstances in which such budgets, strategic plans, financial forecasts, projections, models and/or estimates were provided to Cormark Securities, and (iv) present a reasonable view of the financial prospects and forecasted performance of the Corporation and the Arrangement; (c) since the dates on which the Information was provided to Cormark Securities, (or, in respect of the Kumtor Information, since May 14, 2021), except as disclosed publicly or to Cormark Securities, there has been no material change (as such term is defined in the OSA), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company (or, in respect of the Kumtor Information, no undisclosed material change occurred prior to May 14, 2021) and there is no new material fact (or, in respect of the Kumtor Information, no undisclosed material fact occurred prior to May 14, 2021) which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any material respect or which would have or which would reasonably be expected to have a material effect on this Fairness Opinion; (d) since the dates on which the Information was provided to Cormark Securities, except as disclosed publicly or to Cormark Securities, no material transaction has been entered into by the Corporation, and the Corporation has no material plans in respect thereof, and management of the Corporation is not aware of any circumstances or developments not disclosed in the Disclosure Documents (as defined below), including, without limitation, legal proceedings or government orders, decrees laws or regulations, that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Corporation and its subsidiaries; (e) to the best of the Certifying Officers’ knowledge, information and belief after reasonable inquiry, there are no “prior valuations” (as defined in MI 61-101) relating to the Corporation or any of its subsidiaries, material assets or liabilities that have been prepared in the 24 months preceding the date hereof; (f) there are no material agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Arrangement, except as have been disclosed to Cormark Securities; (g) subject to the limitation that Kumtor Information is given as of May 14, 2021, the Certifying Officers have no knowledge of any existing material facts or information relating to the Corporation not contained in or referred to in the Information or disclosed in the Disclosure Documents, which could reasonably be expected to affect this Fairness Opinion, including the assumptions used, the scope of the review undertaken or the conclusions reached; (h) the contents of the Corporation’s public disclosure documents filed on www.sedar.com (the “Disclosure Documents”) were, as of their respective dates, true and correct in all material respects and do not contain any misrepresentation (as such term is defined in the OSA) and such disclosure documents comply with all requirements under applicable laws; (i) to the best of the Certifying Officers’ knowledge, information and belief after reasonable inquiry, there have been no written or verbal offers for, or proposed transactions involving, all or a material part of the assets owned by, or the securities of, the Corporation or any of its subsidiaries and no negotiations have occurred relating to any such offers or transactions within the preceding 24 months (excluding any offers or proposed transactions involving the Kumtor Subsidiaries at any time on or after May 15, 2021), which have not been disclosed to Cormark Securities; provided, however, that non-binding verbal expressions of interest that did not contain material terms of an offer shall not be considered to constitute an “offer” or “proposed transaction”; and (j) other than as disclosed in the Information or the Disclosure Documents, to the best of the Certifying Officers’ knowledge, information and belief, the Corporation does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries, pending or, to the best of the Certifying Officers’ knowledge, information and belief after reasonable inquiry, threatened, against or affecting the Corporation or any of its subsidiaries (and with respect to the Kumtor Subsidiaries, there were no actions, suits, proceedings or inquiries, pending or threatened on or prior to May 14, 2021) at law or in equity or before federal, provincial, municipal or other government department, commission, bureau, board, agency or instrumentality which has or could reasonably be expected to have a material adverse effect on the Corporation and each of its respective subsidiaries, taken as a whole.
In its analyses and in preparing this Fairness Opinion, Cormark Securities has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark Securities or any person involved in the Arrangement. Cormark Securities has also assumed that the final Arrangement Agreement will not differ in any material respect from the draft Arrangement Agreement that we reviewed and will be consummated in accordance with the terms and conditions thereof without any waiver or material amendment of any material term or condition thereof, that the procedures being followed to implement the Arrangement are valid and effective, that any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect, the disclosure provided or incorporated by reference in the Circular and any other documents prepared by Centerra in connection with the Arrangement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, and that the Circular will be distributed to Centerra Shareholders in accordance with applicable laws.
Cormark Securities has also assumed that, as of the date hereof, Kyrgyzaltyn beneficially owns, either directly or indirectly, exactly 77,401,766 Centerra Shares, representing approximately 26.0% of the outstanding Centerra Shares on the date hereof.
In conducting our financial analysis and considering the fairness, from a financial point of view, of the Arrangement to Centerra, Cormark Securities has assumed that there is no reasonable prospect of Centerra recovering operational control of the Kumtor Mine, the Kumtor Subsidiaries or accessing cash flows from the Kumtor Mine.
Cormark Securities has not attempted to value the claims that Centerra and the Kumtor Subsidiaries have against the Republic and Kyrgyzaltyn nor has it assessed the probability of Centerra achieving a particular outcome. Cormark Securities has also not attempted to value the claims in the Kyrgyz Republic against Centerra, or the Kumtor Subsidiaries.
APPROACH AND CONCLUSION TO FAIRNESS
In assessing the fairness of the Arrangement from a financial point of view, Cormark Securities analyzed the Arrangement from both a quantitative and qualitative perspective. The quantitative approach focused on the value of the Kzn Interest, net of the Cash Payment and the Intercompany Payment, as compared to the value to Centerra of its interest in the Kumtor Subsidiaries in light of the assumptions noted above and circumstances giving rise to the Arrangement. The qualitative approach considered the benefit to Centerra of the termination or discontinuance of all legal proceedings relating to the Kumtor Mine, the delivery of mutual full and final releases, the resignation of Kyrgyzaltyn nominees on the Board and the termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra’s rights and obligations. Our conclusion as to the fairness of the Arrangement to Centerra expressed below was based on our assessment of the qualitative and qualitative value of the Arrangement to Centerra on the basis described above.
FAIRNESS OPINION
Based upon and subject to the foregoing and such other matters we considered relevant, Cormark Securities is of the opinion that, as of the date hereof, the Arrangement is fair, from a financial point of view, to Centerra.
Yours very truly,
CORMARK SECURITIES INC.

APPENDIX D
EIGHT CAPITAL VALUATION AND OPINION
April 3, 2022
Centerra Gold Inc.
1 University Avenue, Suite 1500
Toronto, ON M5J 2P1
To the Special Committee of the Board of Directors:
Eight Capital understands that Centerra Gold Inc. (“Centerra” or the “Company”) intends to enter into a global arrangement agreement (the “Arrangement Agreement”) with Kyrgyzaltyn JSC (“Kyrgyzaltyn”), the Government of the Kyrgyz Republic (the “Kyrgyz Government”) and, as of and from the closing date of the Arrangement (as defined below), Centerra’s two Kyrgyz Republic subsidiaries, Kumtor Gold Company CJSC (“KGC”) and Kumtor Operating Company CJSC (“KOC” and, together with KGC, the “Kumtor Subsidiaries”). The Arrangement Agreement will give effect to the following principal elements (together with the other transactions contemplated by the Arrangement Agreement, the “Arrangement”):
•
Centerra purchasing the 77,401,766 common shares of Centerra (“Centerra Shares”) held by Kyrgyzaltyn (the “Kyrgyzaltyn Share Block”). Upon receipt, Centerra will cancel the Kyrgyzaltyn Share Block.

•
Centerra transferring to Kyrgyzaltyn Centerra’s 100% equity stake in the Kumtor Subsidiaries (the “Kumtor Shares”) and, indirectly, the Kumtor mine (“Kumtor”), and paying a cash payment of approximately $36.6 million (the “Cash Consideration”), in satisfaction of the purchase price for the Kyrgyzaltyn Share Block.

◦
Approximately $25.6 million of the Cash Consideration will be withheld by Centerra and remitted to the Canadian tax authorities on account of Canadian withholding tax payable by Kyrgyzaltyn on the closing of the Arrangement and the balance of the cash payment of approximately $11 million will be paid to Kyrgyzaltyn on closing of the Arrangement.

•
Centerra extinguishing the inter-company loan balance between Centerra and KGC by paying $50 million to KGC on closing of the Arrangement (the “Intercompany Debt Repayment”) and, as to the balance, through an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.

•
The Kyrgyz Republic and Kyrgyzaltyn assuming all responsibility for Kumtor, including all reclamation obligations.

•
Full and final releases of all past, present and future claims of the parties, other than any claims arising following closing pursuant to the Arrangement Agreement.

•
All environmental, tax and other claims, fines, penalties or proceedings, including all criminal investigations and proceedings in the Kyrgyz Republic (the “Kyrgyz Proceedings”) being withdrawn and terminated to Centerra’s sole satisfaction within 45 days of the date of the Arrangement Agreement.

•
Binding international arbitration proceedings previously commenced by the Company against the Kyrgyz Government and Kyrgyzaltyn being suspended within two business days following the date of the Arrangement Agreement and terminated within two business days of the closing of the Arrangement.

•
No further steps being taken by the Kyrgyz Government or Centerra in relation to the proceedings commenced by the Company in the Ontario Superior Court of Justice (the “Court”) against Tengiz Bolturuk, a former member of Centerra’s Board of Directors (the “Board”), from the date of the

Arrangement Agreement. From the closing of the Arrangement, Centerra will consent to an order setting aside the judgement issued in the Court against Mr. Bolturuk on February 15, 2022.
•
Subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, the Kumtor Subsidiaries will work together with the Kyrgyz Government to petition to dismiss the Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York, effective as of the closing of the Arrangement.

•
The resignation from the Board of Kyrgyzaltyn’s two nominees and the termination of the 2009 Restated Shareholders Agreement (as defined below).

•
Termination of all agreements entered into by Centerra in respect of Kumtor regarding Centerra’s rights and obligations.

•
Transfer of the Kumtor reclamation trust funds to a Kyrgyz reclamation account held by KGC.

Certain aspects of the Arrangement will be implemented pursuant to a plan of arrangement of Centerra under the Canada Business Corporations Act.
The Special Committee of the Board (the “Special Committee”) has requested that Eight Capital prepare and deliver a formal valuation of the non-cash assets to be exchanged pursuant to the Arrangement, being (a) the 100% ownership interest in the Kumtor Subsidiaries to be transferred by Centerra to Kyrgyzaltyn and (b) the Kyrgyzaltyn Share Block to be transferred by Kyrgyzaltyn to Centerra, in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and provide an opinion as to the fairness, from a financial point of view, of the Arrangement, to Centerra (collectively, the “Eight Capital Valuation and Fairness Opinion”).
Eight Capital understands Centerra is required to prepare a management information circular in connection with the Arrangement (the “Circular”) in compliance with applicable laws, regulations, policies and rules which will be mailed to Centerra shareholders.
All dollar amounts herein are expressed in United States dollars, unless stated otherwise. Any Canadian dollar amounts herein have been converted into United States dollars at the rate of 0.7990 United States dollars per Canadian dollar.
Eight Capital Engagement and Background
Eight Capital was first contacted regarding the Arrangement on September 7, 2021. Eight Capital was formally engaged to provide the Eight Capital Valuation and Fairness Opinion to the Special Committee pursuant to an agreement dated October 5, 2021 (the “Eight Capital Engagement Letter”). The terms of the Eight Capital Engagement Letter provide that Eight Capital is to be paid a fixed fee for its service and will be reimbursed for out of pocket expenses upon submission of the Eight Capital Valuation and Fairness Opinion. In addition, Centerra has agreed to indemnify Eight Capital, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, against certain expenses, losses, claims, actions, damages and liabilities which may arise directly or indirectly from services performed by Eight Capital in connection with the Eight Capital Engagement Letter. The fee payable to Eight Capital is not contingent in whole or in part upon the completion of the Arrangement or on the conclusions reached in the Eight Capital Valuation and Fairness Opinion. No understandings or agreements exist between Eight Capital and Centerra with respect to future financial advisory or investment banking business.
Credentials and Independence of Eight Capital
Eight Capital is one of Canada’s leading independent full-service investment dealers with operations in mergers and acquisitions, corporate finance, equity sales and trading and investment research and is a member of the Investment Industry Regulatory Organization of Canada (“IIROC”) and the Canadian Investor Protection Fund. The Eight Capital Valuation and Fairness Opinion is the opinion of Eight Capital, the form and content of which have been approved for release by a committee of its executives, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
None of Eight Capital, its associates or affiliates: (i) is an issuer insider, associate, affiliate or affiliated entity (as those terms are defined in MI 61-101) of Centerra, Kyrgyzaltyn or the Kyrgyz Government or any of their respective associates or affiliates; or (ii) is an advisor to any person or company other than to the Special Committee with respect to the Arrangement. Eight Capital has not provided any financial advisory services to Centerra, Kyrgyzaltyn or the Kyrgyz Government or any of their respective associates or affiliates for which it has received compensation in the past 24 months.
Eight Capital may, however, during the ordinary course of business, provide financial advisory or investment banking services to Centerra, Kyrgyzaltyn and / or the Kyrgyz Government or any of their respective associates or affiliates. In addition, during the ordinary course of business, Eight Capital may actively trade Centerra Shares and other securities of Centerra for its own account and for the accounts of Eight Capital’s clients and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Eight Capital conducts research on securities and may, during the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including those related to Centerra or the Arrangement.
Scope of the Review
In connection with this Eight Capital Valuation and Fairness Opinion, Eight Capital has reviewed and relied upon and in some cases carried out, among other things, the following:
a)
the March 31, 2022 draft of the Arrangement Agreement and the schedules appended thereto, including the Plan of Arrangement;

b)
Centerra’s unaudited financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021 and accompanying Management’s Discussion and Analysis (“MD&A”)

c)
Centerra’s Audited Financial Statements for the year ended December 31, 2021, 2020 and 2019, and accompanying MD&A;

d)
Management prepared internal models for Centerra’s mining assets, where financial projections could be reasonably estimated;

e)
Other public filings submitted by Centerra to securities commissions or similar regulatory authorities in Canada and the U.S., which are available on SEDAR and EDGAR, including Centerra’s management information circulars, material change reports and press releases;

f)
NI 43-101 Technical Report On The Kumtor Mine, Kyrgyz Republic effective July 1, 2020 prepared by Slobodan Jankovic, P. Geo., Boris Kotlyar, P. Geo., Kevin P.C.J. D’Souza, MEng, ARSM, CEng, FIMMM, FRGS, Anna Malevich, P. Eng., Catherine A. Taylor, P.Eng., Mei Sehlp, P.Eng., Kumar Sriskandakumar, P.Eng., Luiz Castro, P.Eng., Esteban Hormazabal, FAIMM, Hamish Weatherly, P. Geo., Lukas Arenson, P.Eng.;

g)
NI 43-101 Technical Report on the Mount Milligan Mine North-Central British Columbia effective December 31, 2019, prepared by John Fitzgerald, B.Sc. Mine Engineering, P.Eng., Christopher Paul Jago, M.Sc Geological Sciences, P. Geo., Berge Simonian, B.A.Sc. Mining Engineering, P.Eng., Catherine A. Taylor, B.Eng. & Mgmt. Civil Engineering, P.Eng., Bruno Borntraeger, B.A.Sc. Geological Engineering P. Eng.;

h)
NI 43-101 Technical Report on the Oksut Gold Project, Turkey effective June 30, 2015 prepared by Gordon D. Reid, P.Eng., Peter Woodhouse, P.Eng., Malcolm Stallman, MAIG, Mustafa Cihan, MAIG, Pierre Landry, P.Geo., Tyler Hilkewich, P.Eng., Tommaso Roberto Raponi, P. Eng., Kevin D’Souza, MEng, ARSM, CEng, FIMMM, FRGS, Chris Sharpe, P.Eng.;

i)
NI 43-101 Technical Report for the Kemess Underground Project and Kemess East Project, British Columbia, Canada effective February 29, 2016 prepared by SRK Consulting (Canada) Inc.;

j)
NI 43-101 Technical Report for the Kemess Underground Project and Kemess East Project, British Columbia, Canada effective July 14, 2017 prepared by Golder Associates Ltd.;

k)
Strategic Agreement on Environmental Protection and Investment Promotion dated September 11, 2017 among the Company, Kyrgyzaltyn and the Kyrgyz Republic;

l)
Restated Shareholders Agreement dated June 6, 2009, between the Company and Kyrgyzaltyn (the “2009 Restated Shareholders Agreement”);

m)
Insurance Rights Plan Agreement of Centerra dated as of June 21, 2004;

n)
Certain other internal financial information prepared by management of Centerra;

o)
Public market data and investment dealer equity research reports with respect to publicly traded comparable companies; and

p)
Such other corporate, industry, and financial market information, investigations and analyses as Eight Capital considered necessary or appropriate in the circumstances.

In addition, Eight Capital has participated in discussions with members of the Special Committee, Centerra’s senior management, the Special Committee’s and Centerra’s legal counsel and the financial advisors to the Company and the Special Committee regarding Centerra, the Arrangement, past and current business operations, Centerra’s financial condition and prospects and other issues considered by Eight Capital to be relevant. Eight Capital has not, to the best of its knowledge, been denied access by Centerra to any information requested. Eight Capital did not meet with the auditors of Centerra and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Centerra and the reports of the auditors therein.
Eight Capital was not engaged to review the quality, quantity or mining economics of the mineral reserves and resources of any of the Company’s mineral projects from a technical, engineering or geological standpoint and, accordingly expresses no view thereon. For the purposes of our analysis, such assessment of Centerra and Kumtor is based solely upon the National Instrument 43-101 – Standards of Disclosure for Mineral Projects technical reports noted above under the heading “Scope of Review”, and other technical work conducted to date and discussions with management. Eight Capital has not made any assumptions with respect to mineral reserves or resources with respect to Centerra and Kumtor.
This Eight Capital Valuation and Fairness Opinion has been prepared in a manner consistent with valuations required pursuant to MI 61-101 and the Disclosure Standards for Formal Valuations of IIROC, but IIROC has not been involved in the preparation or review of the Eight Capital Valuation and Fairness Opinion.
Assumptions and Limitations
With the approval of the Special Committee, Eight Capital has relied, without independent verification, upon all financial and other information that was obtained from public sources or that was provided to us by Centerra and its respective affiliates, associates, advisors or otherwise. Eight Capital has assumed that this information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. This Eight Capital Valuation and Fairness Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of Eight Capital’s professional judgement, Eight Capital has not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, Eight Capital has assumed that these have been reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of Centerra as to the matters covered thereby. Eight Capital has assessed the value of Kumtor based on the information available to the Company as of May 14, 2021, then incorporated Centerra’s management estimates on additional costs that would be required in order to bring Kumtor into operation in accordance with the existing mine plan.
Senior officers of Centerra, on behalf of Centerra and not in their personal capacities, have represented to Eight Capital, among other things, that to the best of their knowledge, information and belief after due enquiry, that: (a) Centerra has no knowledge of any information or facts not contained in or referred to in the information provided to Eight Capital by the Special Committee or any of its representatives (the “Information”) which would reasonably be expected to affect materially this Eight Capital Valuation and Opinion including the assumptions used, the scope of the review undertaken or the conclusions reached therein; (b) with the exception of budgets, forecasts, projections, estimates or other future-oriented information referred to in paragraph (h) below and subject to the following sentence, the Information provided orally or in writing by the Special Committee or any of its representatives to Eight Capital (or filed on SEDAR) relating to Centerra or the Arrangement was at the date the Information was provided to Eight Capital, and is, at the date hereof, true, complete and correct in all material respects and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided. Notwithstanding the foregoing, to the extent the Information relates to Kumtor or the Kumtor Subsidiaries, or any of their financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects (collectively, the “Kumtor Information”), such Kumtor Information was, as at May 14, 2021, true, complete and correct in all material respects and did not as at such date contain any untrue statement of a material fact and did not, as at such date, omit to state a material fact necessary to make such Kumtor Information not misleading in light of the circumstances under which such Kumtor Information was made or provided; (c) to the extent that any of the Information is historical, there have been no changes in any material facts or new material facts since the respective dates thereof (or, in respect of the Kumtor Information, there have been no changes in any material facts or undisclosed material facts arising at any time on or prior to May 14, 2021) which have not been disclosed to Eight Capital or updated by more current information and data not provided to Eight Capital by the Special Committee or any of its representatives; (d) since the respective dates on which the Information was provided to Eight Capital (or, in respect of the Kumtor Information, May 14, 2021), except as disclosed in writing to Eight Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and no material change has occurred in the Information or any part thereof (or, in respect of the Kumtor Information, no material change in the Kumtor Information or any part thereof occurred on or prior to May 14, 2021 that remains undisclosed) which would have or which would reasonably be expected to have a material effect on this Eight Capital Valuation and Opinion; (e) other than as disclosed in the Information, to the best of our knowledge, information and belief after reasonable inquiry, the Company and/or its subsidiaries do not have (or, in respect of the Kumtor Subsidiaries, did not have as at May 14, 2021) any material contingent assets or liabilities and there are no actions, suits, proceedings, investigations or inquiries pending or threatened against or affecting the Company and/or any of its subsidiaries (or, in respect of the Kumtor Subsidiaries, as at May 14, 2021 there were no actions, suits, proceedings, investigations or inquiries pending or threatened against or affecting either of the Kumtor Subsidiaries) at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality (excluding, for this purpose, any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality of the Kyrgyz Republic) which may in any way materially adversely affect the Company; (f) all financial information and other financial data concerning the Arrangement and Centerra and its subsidiaries provided to Eight Capital by the Special Committee or its representatives were prepared on a basis consistent in all material respects with the accounting policies used in the preparation of the most recent audited consolidated financial statements of Centerra; (g) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Arrangement that Centerra is a party to or of which it is aware, except as have been disclosed to Eight Capital; (h) any portions of the Information provided to Eight Capital (or filed on SEDAR) which constitute budgets, forecasts, projections, estimates or other future-oriented information were prepared using the assumptions identified therein, which, in the reasonable opinion of Centerra, are (or were at the time of preparation and continue to be in all material respects or, in the case of Kumtor Information, were at the time of preparation and, as at May 14, 2021, continued to be in all material respects) reasonable in the circumstances and are not misleading in any material respect in light of the assumptions used therefor; (i) there are no definitive valuations or appraisals relating to Centerra or any of its material subsidiaries or any of their respective material properties or assets made in the preceding 24 months and in the possession or control of the Company or any of its subsidiaries (excluding the Kumtor Subsidiaries) other than those which have been provided to Eight Capital; (j) there have been no verbal or written offers or indications of interest for any material part of the properties or assets owned by, or the securities of, Centerra or any of its material subsidiaries received by Centerra or any of its subsidiaries, and no negotiations for or transactions involving any of the foregoing involving Centerra or any of its material subsidiaries have occurred, within the preceding 24 months which have not been publicly disclosed or disclosed to Eight Capital; and (k) the contents of the disclosure documents prepared or to be prepared by or on behalf of Centerra in connection with the Arrangement for filing with regulatory authorities or delivery or communication to security holders of Centerra have been, are and will be, true, complete and correct in all material respects and do not and will not at the time of their filing contain any misrepresentation (as that term is defined in the Securities Act (Ontario)) and such disclosure documents have complied, comply and will comply at the time of their filing in all material respects with all applicable requirements under applicable Canadian and United States laws.
This Eight Capital Valuation and Fairness Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Eight Capital Valuation and Fairness Opinion and the conditions and prospects, financial and otherwise, of Centerra as they were reflected in the information reviewed. In this Eight Capital Valuation and Fairness Opinion, Eight Capital has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Eight Capital, Centerra, and any other party involved in connection with the Arrangement.
Eight Capital has assumed that the final terms of the Arrangement will be substantially the same as contemplated in the draft Arrangement Agreement provided to Eight Capital. Eight Capital has also assumed that the Circular to be prepared will satisfy all applicable legal requirements.
Eight Capital has not been requested to identify, solicit, consider, or develop any potential alternatives to the Arrangement, and we have not addressed the relative merits of the Arrangement as compared to any other alternatives that may be available to Centerra.
Eight Capital has assumed that each of the parties to the Arrangement will comply in all material respects with the terms of the Arrangement, and that the Arrangement will be completed (i) substantially in accordance with its terms as set out in the Arrangement Agreement and without any adverse waiver or amendment of any material term or condition thereof and (ii) in accordance with all applicable laws.
We are not legal, tax or accounting experts and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement.
Eight Capital has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on the parties to the Arrangement, or the contemplated benefits of the Arrangement.
We have assumed that the proceedings commenced by the Kumtor Subsidiaries pursuant to Chapter 11 of Title 11 of the US Bankruptcy Code and currently pending are dismissed on the date that the Arrangement closes as contemplated by the terms of the Arrangement Agreement.
This Eight Capital Valuation and Fairness Opinion has been provided to the Special Committee for its use in considering the Arrangement and, subject to the terms of the Eight Capital Engagement Letter, may not be used or relied upon for any other purpose and may not be published without the express written consent of Eight Capital. Subject to the terms of the Eight Capital Engagement Letter, Eight Capital consents to the inclusion of the Eight Capital Valuation and Fairness Opinion in its entirety, together with a summary thereof in a form acceptable to Eight Capital, in the Circular and to the filing thereof with the securities commissions or regulatory authorities and the Court.
This Eight Capital Valuation and Fairness Opinion is given as of the date hereof and Eight Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting such analysis and conclusions which may come or be brought to Eight Capital’s attention after the date hereof. Eight Capital’s Valuation and Fairness Opinion is limited to Eight Capital’s understanding of the Arrangement as of the date hereof and Eight Capital disclaims any undertaking and assumes no obligation to update this Eight Capital Valuation and Fairness Opinion to take into account any changes regarding the Arrangement that may come to its attention after the date hereof or to advise any person of any such changes. Without limiting the generality of the foregoing, in the event that there is any material change in any fact or matter affecting this Eight Capital Valuation and Fairness Opinion, after the date hereof, Eight Capital reserves the right to change, modify, or withdraw this Eight Capital Valuation and Fairness Opinion.
Opinions of Financial Advisors
The valuation methodology employed by Eight Capital requires the development of long-range financial projections for Centerra and for Kumtor, which reflect numerous assumptions regarding the impact of general economic and industry conditions on their future financial results. The Eight Capital Valuation and Fairness Opinion reflects the relevant Fair Market Values (as herein defined) as at April 3, 2022 (the “Valuation Date”). While Eight Capital believes the assumptions used are appropriate in the circumstances, some or all of the assumptions may prove to be incorrect.
In preparing the Eight Capital Valuation and Fairness Opinion, Eight Capital performed a variety of financial and comparative analyses, including those described below. The summary of Eight Capital’s analyses described below is not a complete description of the analyses underlying the Eight Capital Valuation and Fairness Opinion. In preparing the Eight Capital Valuation and Fairness Opinion, Eight Capital made qualitative judgements as to the significance and relevance of each analysis and factor that it considered.
No company or business used in Eight Capital’s analyses as a comparison is identical to Centerra or Kumtor, as applicable, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Eight Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, Eight Capital’s analyses and estimates are inherently subject to uncertainty.
Eight Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this report. The preparation of a formal valuation and fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Eight Capital Valuation and Fairness Opinion is not and should not be construed as a recommendation to the Centerra shareholders to accept or reject the Arrangement.
Prior Valuations
Centerra has represented to Eight Capital that to the best of its knowledge, information and belief after due inquiry, there are no definitive valuations or appraisals relating to the Company or any of its material subsidiaries or any of their respective material properties or assets made in the preceding 24 months and in the possession or control of the Company or any of its subsidiaries (excluding the Kumtor Subsidiaries).

Overview of Centerra
Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide. Centerra currently owns and operates two producing assets, the Mount Milligan Mine (“Mount Milligan”) in British Columbia, Canada and the Oksut Mine (“Oksut”) in Turkey. Centerra owns and, prior to the seizure of control of Kumtor by the Kyrgyz Republic in May 2021, operated Kumtor in the Kyrgyz Republic. Centerra also owns and operates a molybdenum business which includes the Thompson Creek Mine in Idaho, United States and the Endako Mine (75% interest) in British Columbia, Canada (both of which are currently on care and maintenance). Centerra also operates the Langeloth Metallurgical Processing Facility in Pennsylvania, United States. Centerra owns two development-stage projects, the Goldfield District Project in Nevada, United States and the Kemess Project in British Columbia, Canada and has exploration assets located in Canada, the United States, and Turkey which are owned (directly or indirectly) by Centerra, and properties in Canada, Finland, Turkey and the United States in which Centerra is earning interests pursuant to option agreements with each of the respective property owners.
The Centerra Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbols “CG” and “CGAU”, respectively. Centerra’s head office is located in Toronto, Ontario.
As of December 31, 2021, Centerra had $947 million in cash and equivalents, $20 million in lease liabilities, and a book value of $2,043 million. As of the day of this Eight Capital Valuation and Fairness Opinion, Centerra has a market capitalization of $2,984 million and 297,373,149 Centerra Shares outstanding.
Kumtor
Kumtor is an open pit mine located in the Kyrgyz Republic in the Tien Shan Mountains, approximately 350 kilometres southeast of the capital Bishkek and about 60 kilometres north of the border with the Peoples Republic of China. Kumtor has been in production since 1997 and produced 13.2 million (“M”) ounces (“oz”) of gold (“Au”) between 1997 and 2020. In 2020, Kumtor’s gold production was over 556,000 oz.
According to Centerra’s updated mineral reserve and resource estimates of December 31, 2020, the mine has proven and probable mineral reserves of 6.0 M oz Au; 70.3 million tonnes (“Mt”) at an average grade of 2.66 grams per tonne (“g/t”) Au. Measured and indicated mineral resources were estimated at 2.3 M oz Au; 25.5 Mt at an average grade of 2.78 g/t Au. Inferred mineral resources (open pit) were 1.32 M oz Au; 20.85 Mt at 1.97 g/t Au. Inferred mineral resources (underground) were 3.14 M oz Au; 13.1 Mt at an average grade of 7.46 g/t Au.
Kumtor has been the subject of numerous disputes with Kyrgyz Republic officials in the past, including lawsuits and proposed legislation levelled by various Kyrgyz Republic instrumentalities that sought to challenge the validity of the laws, decrees, agreements and licenses that govern the title, operation and taxation of Kumtor, as well as frequent calls by Kyrgyz leadership for nationalization of Centerra’s interest in Kumtor. Such disputes have previously been settled through negotiated restructurings and / or settlement agreements through which Centerra remained the owner and in control of Kumtor.
On May 15, 2021, following another round of disputes with the Kyrgyz Government, the Kyrgyz Government effectively seized control of Kumtor by sending state security services to the mine, KGC’s office in Bishkek and the homes of several KGC employees. The seizure of control was formalized on or about May 17, 2021 when the Kyrgyz Government appointed an external manager for Kumtor following an extraordinary session of the Kyrgyz Republic Parliament. During that session, the 2021 State Commission provided its preliminary report and made a number of allegations against KGC, including claims related to corruption, environmental damage and taxation payments and allegations that Centerra had endangered worker health and safety at Kumtor by shutting off critical safety systems. The Kyrgyz Parliament recommended the Kyrgyz Government appoint an external manager under legislation introduced before the Kyrgyz Parliament on April 30, 2021 that would allow the Kyrgyz Republic Government to appropriate control over KGC, and therefor Kumtor (the Temporary Management Law). The Kyrgyz Government then appointed

Mr. Tengiz Bolturuk as the external manager of Kumtor. Mr. Bolturuk had been appointed to the Board in December 2020 as a nominee of Kyrgyzaltyn pursuant to its nomination rights under the 2009 Restated Shareholders Agreement and had resigned from the Board earlier in the day on May 17, 2021. On August 9, 2021, Centerra made the determination that a number of coordinated actions taken by the Kyrgyz Republic had ultimately resulted in the seizure of control of Kumtor by the Kyrgyz Republic and a loss of control of Kumtor by Centerra. As a result of the loss of control, Centerra deconsolidated the results of Kumtor from its results for the second quarter of 2021, recognized a loss on the change of control of $926.4 million in the second quarter of 2021, ascribed no value to the Company’s interest in the Kumtor Subsidiaries, and is now accounting for Kumtor as a discontinued operation.
In response to the Kyrgyz Republic’s seizure of Kumtor, Centerra took the following steps:
•
The Company initiated binding arbitration against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under longstanding agreements governing Kumtor and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable for any and all losses and damages resulting from its actions against KGC and Kumtor. Following the resignation of the initial arbitrator on October 27, 2021, a new arbitrator was appointed to adjudicate the arbitration dispute. The Company also filed an application requesting urgent interim measures in connection with the arbitration proceedings to, among other things, address certain critical operational and safety problems at Kumtor to preserve the status quo at Kumtor and obtain some transparency and reporting as to the mine’s activities;

•
In accordance with the 2009 Restated Shareholders Agreement, the Board, on the recommendation of the Special Committee, took steps to restrict Kyrgyzaltyn from transferring or encumbering the Kyrgyzaltyn Share Block or exercising any voting rights or dissent rights attached to the Kyrgyzaltyn Share Block. In accordance with the 2009 Restated Shareholders Agreement, as a result of these steps, dividends or distributions on Centerra Shares that would otherwise be payable to Kyrgyzaltyn or its affiliates have been waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or Kumtor’s assets or operations) or distributions from KGC;

•
The Kumtor Subsidiaries filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised process provided for, among other things, a worldwide automatic stay of all claims against KGC and KOC; and

•
The Company initiated proceedings in the Court against Tengiz Bolturuk, a former director of the Company who resigned from the Board to assume control of Kumtor on behalf of the Kyrgyz Republic as external manager, for breaches of his fiduciary duties to the Company (see further information below).

Mount Milligan
Mount Milligan is a conventional truck-shovel open-pit copper and gold mine and concentrator located approximately 155 kilometres northwest of Prince George in central British Columbia, Canada. Mount Milligan was acquired by Centerra in 2016, and has been in commercial production since 2014. As of December 31, 2021, Mount Milligan has produced approximately 1.2 M oz Au and 389.0 M pounds of Copper (“Cu”). In 2021, Mount Milligan’s gold and copper production was 196,000 oz and 73 M pounds (“Mlbs”), respectively, on a 100% basis. Pursuant to a streaming agreement with Royal Gold, Royal Gold is entitled to purchase 35% of payable gold oz and 18.75% of payable copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
According to Centerra’s updated mineral reserve and resource estimates of December 31, 2021, on a 100% basis, the mine has proven and probable mineral reserves of 1.8 M oz Au; 150.0 Mt at an average grade of 0.38 g/t Au, and 736.0 Mlbs Cu; 150.0 Mt with average Cu grade of 0.22%. Measured and indicated mineral resources were estimated at 2.8 M oz Au; 284.0 Mt at an average grade of 0.31 g/t Au., and 974.0 Mlbs Cu; 284.0 Mt at an average copper grade of 0.16%. Inferred mineral resources were 0.2 M oz Au; 17.2 Mt at an average grade of 0.37 g/t Au, and 47.0 Mlbs Cu; 17.2 Mt at an average copper grade of 0.19%.

Oksut
Oksut is a conventional truck and shovel open pit heap leach mining operation located in the Kayseri province of south-central Turkey, 295 kilometres to the southeast of the capital city of Ankara and 48 kilometres directly south of the city of Kayseri. Oksut began commercial production as of May 31, 2020 and produced 112,000 oz Au in 2021. As of December 31, 2021, Oksut has produced approximately 217,000 oz Au.
According to Centerra’s updated mineral reserve and resource estimates of December 31, 2021, the mine has proven and probable mineral reserves of 1.1 M oz Au; 30.5 Mt at an average grade of 1.16 g/t Au. Measured and indicated mineral resources were estimated at 0.3 M oz Au; 17.7 Mt at an average grade of 0.50 g/t Au. Inferred mineral resources were 17,000 oz Au; 1.2 Mt at an average grade of 0.44 g/t Au.
Kemess Project
Centerra holds a 100% interest in Kemess, a development-stage gold, silver and copper project located in a mountainous area of north-central British Columbia, Canada, approximately 250 kilometres north of Smithers and 430 kilometres northwest of Prince George. The Kemess Project is comprised of 53 mining claims totaling 29,178 hectares.
A May 2016 Feasibility Study shows probable mineral reserves at Kemess Underground of 1.87 M oz Au, 6.88 M oz silver (“Ag”) and 630 Mlbs Cu; 107.38 Mt at 0.50 g/t Au, 1.99 g/t Ag and 0.27% Cu. Indicated mineral resources at Kemess Underground were 1.74 M oz Au, 8.63 M oz Ag and 697 Mlbs Cu; 173.72 Mt at 0.31 g/t Au, 1.55 g/t Ag and 0.18% Cu. Inferred mineral resources at Kemess Underground were 529,000 oz Au, 2.53 M oz Ag and 210 Mlbs Cu; 47.7 Mt at 0.34 g/t Au, 1.65 g/t Ag and 0.20% Cu. A May 2017 preliminary economic assessment indicated mineral resources at Kemess East were 2.31 M oz Au, 11.24 M oz Ag and 1,410 Mlbs Cu; 177.5 Mt at 0.40 g/t Au, 1.97 g/t Ag and 0.36% Cu. Inferred mineral resources at Kemess East were 283,000 oz Au, 1.88 M oz Ag and 203 Mlbs Cu; 29.3 Mt at 0.30 g/t Au, 2.0 g/t Ag and 0.31 % Cu. It is expected that first ore will be mined at Kemess Underground three years after commencement of construction activities, with processing commencing in the subsequent year. Total ore mined over the 10-year life of mine is expected to be 107.3 Mt at 0.27% Cu and 0.54 g/t Au and 1.99 g/t Ag for 285.7 thousand tonnes Cu, 1.87 M oz Au and 6.88 M oz Ag.
Centerra has entered into a silver streaming agreement with a subsidiary of Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”), pursuant to which the Company has agreed to sell 100% of the silver production from the Kemess Project in exchange for advance payments for silver payable in tranches of $10 million, $10 million, $12.5 million and $12.5 million. The payments would be due upon public announcement of a construction decision for the Kemess underground development project and the three succeeding anniversaries of such date. In addition, Triple Flag will make ongoing payments of 10% of the then current market price for each ounce of silver delivered.
Goldfield Project
Centerra holds a 100% interest in the Goldfield Project through its wholly-owned subsidiary, Gemfield Resources LLC. The Goldfield Project is a conventional open-pit, heap leach project in late-stage development, located on the Walker Lane trend in Esmeralda County, Nevada, USA, approximately 30 miles south of Tonopah, with claims totaling approximately 15,300 acres. Centerra acquired the Goldfield Project in February 2022 for total consideration comprised of $175 million cash on closing plus a $31.5 million future milestone payment payable in cash or Centerra Shares.
Molybdenum Assets
Endako Mine
The Endako Mine is an open-pit molybdenum mine, concentrator and roaster located approximately 161 kilometres west of Prince George, British Columbia, Canada. The property currently comprises a contiguous group of 60 mineral tenures containing 34 claims and 26 leases, covering approximately 12,835.11 hectares.

The Endako Mine is operated as a joint venture between Thompson Creek (a wholly-owned subsidiary of Centerra) which holds a 75% interest, and Sojitz, which holds the remaining 25% interest.
The Endako Mine has been on care and maintenance effective July 1, 2015. As of December 31, 2021, the Endako Mine had eight employees for care and maintenance activities.
Thompson Creek Mine
The Thompson Creek Mine is an open-pit molybdenum mine and concentrator located approximately 48 kilometres southwest of the town of Challis, Idaho, USA. The Thompson Creek Mine land holdings comprise of 1,589 patented and unpatented lode, mill site and placer claims along with fee owned property totaling approximately 9,955 hectares.
The Thompson Creek Mine has been on care and maintenance since December 2014 due to declines in the molybdenum prices. As of December 31, 2021, the Thompson Creek Mine had 40 employees for care and maintenance, and beneficiation process activities.
Langeloth Metallurgical Facility
Centerra’s wholly-owned Langeloth Facility is located in Langeloth, Pennsylvania, approximately 40 kilometers west of Pittsburgh. The facility receives molybdenum concentrate from third party producers that is either purchased for processing and re-sale or that is toll converted to finished products for third parties. The facility produces and sells ammonium perrhenate and rhenium metal pellets as well as sulfuric acid all recovered as by-products of processing the molybdenum disulfide. In addition, the Langeloth Facility processes other metal containing materials from various third-party operations.
Exploration Properties
Centerra owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America.
Greenstone Deferred Consideration
On January 19, 2021, Centerra sold its 50% interest in the Greenstone Gold Mines Partnership (“Greenstone”), to an affiliate of Orion Mine Finance Group. As consideration for the sale of its interest in Greenstone, Centerra received cash consideration of $225 million, and may be entitled to additional contingent consideration as follows: (a) $25 million in cash, payable 24 months following a positive mine construction decision by Greenstone with respect to the Hardrock Mine Project (the “Project”); (b) 11,111 oz of Au (or the cash equivalent thereof) within 30 days of the Project achieving cumulative production of 250,000 oz of refined Au; (c) 11,111 oz of Au (or the cash equivalent thereof) within 30 days of the Project achieving cumulative production of 500,000 oz of refined Au; and (d) 11,111 oz of Au (or the cash equivalent thereof) within 30 days of the Project achieving cumulative production of 700,000 oz of refined Au (collectively, the “Greenstone Deferred Consideration”).
Valuation Methodology
Definition of Fair Market Value
In this context, and for the purposes of the Eight Capital Valuation and Fairness Opinion, “Fair Market Value” means the easily ascertainable monetary consideration that, in an open and unrestricted market, a prudent informed buyer would pay to an informed seller, each acting under no compulsion at arm’s length. Consistent with the requirements of a valuation required pursuant to MI 61-101, Eight Capital has made no downward adjustment to the Fair Market Value of the Kumtor Subsidiaries or the Kyrgyzaltyn Share Block to reflect the liquidity of such securities.

Financial Projections
In preparing this Eight Capital Valuation and Fairness Opinion, Eight Capital reviewed, analyzed, considered and relied upon, among other things, the internal financial models for Centerra’s assets, where financial projections could be reasonably estimated, which were prepared and provided to us by management of the Company. Eight Capital developed its own projections of future EBITDA (as defined below) (“Modelled Future EBITDA”) and cash flows (“Modelled Future Cash Flows” and, together with the Modelled Future EBITDA, the “Financial Projections”) based on its own knowledge and experience in modelling mining companies and their assets. Except as noted below, these projections are based primarily on Centerra’s management projections. The primary differences from management’s estimates are related to mine life, discount rates, foreign exchange rates, commodity prices, general and administrative costs, care and maintenance costs and the construction/production start time at Kemess and Greenstone.
In Eight Capital’s opinion, the most important assumptions used to project future earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flows are future metal prices. In considering future metal prices, Eight Capital reviewed various equity research projections. Eight Capital believes that the Financial Projections are based on reasonable assumptions and are accurately calculated although they are highly dependent on a number of material assumptions, including the estimates noted in the immediately preceding paragraph. The difference in Eight Capital’s low and high NAV (defined below), EBITDA and cash flow estimates for Centerra and Kumtor are driven by the life of mine price forecasts of $1,480/oz Au, $19.95/oz Ag and $3.92/lb Cu for low estimates (collectively, the “Low Metals Price Estimates”) and $1,720/oz Au, $23.19/oz Ag and $4.56/lb Cu for high estimates (collectively, the “High Metals Price Estimates”).
A summary of the Financial Projections is attached hereto as Schedule “A”.
APPROACH TO VALUATION – KYRGYZALTYN SHARE BLOCK
The Eight Capital Valuation and Fairness Opinion has been prepared based on techniques that Eight Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account Eight Capital’s assumptions, to arrive at the Fair Market Value of the Kyrgyzaltyn Share Block.
For the purpose of determining the Fair Market Value of the Kyrgyzaltyn Share Block, Eight Capital determined a Fair Market Value of the Centerra Shares, and in doing so relied on a variety of financial and comparative analyses, including those described below. In arriving at the Eight Capital Valuation and Fairness Opinion, Eight Capital weighted the Fair Market Values calculated using the following items and methodologies:
a)
Net Asset Value (“NAV”) analysis;

b)
Market Trading Multiples

(i)
Comparable Price to Consensus NAV (“P/Consensus NAV”) ;

(ii)
Comparable Enterprise Value to Modelled Future EBITDA (“EV/EBITDA”);

(iii)
Comparable Enterprise Value to Consensus EBITDA (“EV/Consensus EBITDA”);

(iv)
Comparable Price to Modelled Cash Flow (“P/CF”); and

(v)
Comparable Price to Consensus Cash Flow (“P/Consensus CF”).

In addition to these analyses, Eight Capital reviewed comparable analyst target prices for Centerra, historical trading of Centerra Shares, Centerra Book Value per Share, Comparable Enterprise Value to Modelled Production, and Comparable Enterprise Value to Consensus Production; however, in Eight Capital’s professional judgement, these forms of analysis are less meaningful and were included for reference purposes only and not considered when determining a range of Fair Market Value of the Kyrgyzaltyn Share Block.

a)
Net Asset Value Analysis

In the NAV analysis, Eight Capital constructed the net asset value of Centerra by separately considering each producing, development, exploration and financial asset or liability, the individual values of which are estimated through the application of the methodology viewed as the most appropriate in the circumstances, net of obligations and liabilities, including reclamation and closure costs, associated with each individual asset. Under the NAV analysis, the value of each individual mining asset and liability is summed to produce a total mining net asset value from which is added and/or subtracted the Company’s financial assets and liabilities, as well as an estimate of the present value of corporate overhead costs that were not directly assignable to the operating assets, to arrive at the NAV.
For mining assets and corporate overhead costs where a financial forecast could be reasonably estimated, Eight Capital calculated the present value of the attributable, unlevered, after-tax, constant dollar free cash flows (“DCF”) of each asset over the life of the asset at the prescribed discount rates outlined in our analysis below. By incorporating the DCF methodology into the NAV analysis, Eight Capital is able to incorporate in its estimates the relative timing and uncertainty of cash flows in order to properly reflect the growth prospects and risks inherent in Centerra’s operations. For mining assets with unmodelled resources where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value by applying a determined range of in-situ resource multiples to unmodelled resources (“In-Situ Resource Analysis”), and subtracted the estimated value of reclamation liabilities for the assets. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development. For mining assets without any measured & indicated or inferred mineral resources, Eight Capital ascribed a value based on its professional judgement, which amount is not material to its determination of the Fair Market Value of the Kyrgyzaltyn Share Block.
For Kumtor, Eight Capital ascribed the Fair Market Value range of Kumtor to Centerra, as determined by Eight Capital pursuant to this Eight Capital Valuation and Opinion.
An implied NAV per share (“NAV per Share” or “NAVPS”) was calculated for Centerra by dividing the NAV by the fully-diluted in-the-money Centerra Shares outstanding.
b)
Market Trading Multiples

Eight Capital compared financial, asset, and operational data of Centerra to the corresponding data of a comparable group of companies determined by Eight Capital. Eight Capital has chosen comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and market capitalization. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of Centerra were comparable trading ranges of P/Consensus NAV, EV/ EBITDA, EV / Consensus EBITDA, P/ CF and P / Consensus CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of the Centerra Shares and the selected companies.
ANALYSIS OF CENTERRA SHARES AND KYRGYZALTYN SHARE BLOCK
The analysis of the Centerra Shares and the Kyrgyzaltyn Share Block considers Centerra on a consolidated basis to include all business and operations. A more comprehensive description of Centerra can be found under the heading “Overview of Centerra”.
NAV Analysis
(i)
DCF Analysis

For mining assets (specifically Mount Milligan, Oksut, Kemess, Goldfield and the Greenstone Deferred Consideration) and corporate overhead costs where a financial forecast could be reasonably estimated, Eight Capital calculated the DCF of each asset over the life of the asset at the prescribed discount rates outlined in our analysis below, based on the Modelled Future Cash Flows.

Eight Capital selected appropriate discount rates to apply to the attributable, unlevered, after-tax, constant dollar free cash flows from each of the assets using the Capital Asset Pricing Model (“CAPM”) to determine an appropriate weighted average cost of capital (“WACC”).
Appropriate discount rates were selected based on Eight Capital’s experience in valuing mining companies. A summary of Eight Capital’s analysis used to select appropriate discount rates is included in the table below:
Centerra WACC Calculation
Cost of Debt
Pre-Tax Cost of Debt (Centerra Undrawn Corporate Facility Interest Rate)	2.5%
Tax Rate	26.5%
After-Tax Cost of Debt	1.8%
Optimal Capital Structure (Debt / Total Capital %)	13.5%
Cost of Equity
Risk Free Rate (10-Year Canada Government Bond Yield)	2.4%
S&P / TSX Composite Index – 5-Year Return (Annualized)	7.1%
Market Risk Premium	4.7%
Unlevered Beta(1)	1.04x
Levered Beta(2)	1.14x
Development Risk Premium(3)	4.0%
Country Risk Premium – United States	0.0%
Country Risk Premium – Canada	0.0%
Country Risk Premium – Turkey(4)	3.8%
Cost of Equity – Canada & United States (Development)	11.8%
Cost of Equity – Canada (Producer)	7.8%
Cost of Equity – Turkey	11.6%
WACC
Calculated WACC – Canada & United States (Development)	10.5%
Calculated WACC – Canada (Producer)	7.0%
Calculated WACC – Turkey	10.3%
Selected Discount – Canada & United States (Development)	10.0%
Selected Discount – Canada (Producer)	7.0%
Selected Discount – Turkey	10.0%
Corporate WACC(5)	8.1%

Source: Factset, Global Risk Profile database, Control Risks, World Government Bond database, Duff & Phelps.
(1)
Duff & Phelps mining large composite companies’ unlevered beta.

(2)
Unlevered beta re-levered with optimal debt to total capital ratio based on intermediate producer peer group.

(3)
Industry standard development risk premium; consistent with additional discount applied to development-stage projects by equity research analysts.

(4)
Median 10-year government bond yield of countries with Medium Risk Profile, as indicated on Global Risk Profile database and Control Risks, less Bank of Canada 10-year government bond yield.

(5)
Corporate WACC selected using NAV-weighted average of asset-level selected discount rates.

Based on the above table and its knowledge of the mining industry, Eight Capital believes that the appropriate discount rates for Mount Milligan, Kemess, Oksut, Goldfield and the Greenstone Deferred Consideration are 7.0%, 10.0%, 10.0%, 10.0% and 10.0%, respectively.

(ii)
In-Situ Resource Analysis

For mining assets with unmodelled resources where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value applying in-situ resource multiples to unmodelled resources, and subtracted estimated reclamation liabilities for the assets. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development.
(iii)
Kumtor

For Kumtor, Eight Capital ascribed the Fair Market Value range of Kumtor to Centerra, as determined by Eight Capital pursuant to this Eight Capital Valuation and Opinion, of NIL – $500 million.
(iv)
Other

For mining assets without any measured & indicated or inferred mineral resources, Eight Capital ascribed a value based on its professional judgement, which amount is not material to its determination of the Fair Market Value of Centerra.
For financial assets and liabilities, Eight Capital relied on the actual balance sheet items for Centerra as at December 31, 2021 (adjusted for subsequent events) and cash balance forecasts provided by the management of Centerra.
For the Greenstone Deferred Consideration, Eight Capital discounted deferred gold payments to present value using a 10% discount rate. The Low Metals Price Estimates with a production start at Greenstone of 2027 were used to calculate the low value, and the High Metals Price Estimates with a production start at Greenstone of 2025 were used to calculate the high value.
Pursuant to Centerra’s acquisition of the Goldfield Project, a $31.5 million deferred milestone payment is payable in cash or Centerra Shares at the earlier of (i) the date that is 18 months following the closing of the acquisition of the Goldfield Project, or (ii) Centerra making a construction decision with respect to the Goldfield Project. With the base case Goldfield Project model assuming start-up capital costs commencing in 2022, Eight Capital assumes the milestone payment is paid in cash in 2022, including the undiscounted expense in Centerra’s NAV.

NAV Build-Out Summary
A summary of our determination of Centerra’s NAV and NAV per Centerra Share is set out in the table below:
		Modelled
Mining NAV	Modelled Methodology	Units	Low	High	Consensus
Mount Milligan	DCF	($M)	$831	$1,188	$738
Oksut	DCF	($M)	$477	$604	$700
Kemess	DCF	($M)	$181	$297	$126
Goldfield	DCF	($M)	$127	$217	$191
Other	In-Situ Value	($M)	$(199)	$(189)	$101
Exploration		($M)	$5	$15	n/a
Total Mining NAV		($M)	$1,422	$2,132	$1,856
Corporate Adjustments
Cash & Cash Equivalents(1)		($M)	$757	$757	$757
Cash from ITM Securities		($M)	$16	$16	$16
Kumtor Fair Market Value	Fair Market Value of Kumtor Shares to Centerra	($M)	$0	$500	$0
Greenstone Sale Future Proceeds	DCF of future proceeds assuming production start in 2025 (high) and 2027 (low)	($M)	$47	$57	$65
Goldfield Deferred Milestone Payment	Assumes construction decision made in 2022 and payment made in cash	($M)	$(32)	$(32)	$(32)
Debt(2)		($M)	$(20)	$(20)	$(20)
Corporate G&A / Other	DCF(3)	($M)	$(276)	$(401)	$(338)
Total Corporate Adjustments		($M)	$493	$878	$448
Total Net Asset Value		($M)	$1,915	$3,009	$2,304
FDITM Shares Outstanding(4)		(M)	303.1	303.1	303.1
NAVPS		($/share)	$6.32	$9.93	$7.60
NAVPS		(C$/share)	$7.90	$12.43	$9.51(5)

Source: Adjusted Management model, Equity research, Factset, Company disclosure.
(1)
Inclusive of equity investments.

(2)
Inclusive of non-current lease obligations.

(3)
DCF of general and administrative (“G&A”) costs over mine life at Corporate WACC; low case assumes 2018 “bear market” G&A costs; 2022 G&A cost inclusive of transaction costs.

(4)
Fully-diluted in-the-money share count includes 297.4 M issued and outstanding Centerra Shares and 5.8 M in-the-money outstanding convertible securities of Centerra.

(5)
Consensus NAVPS calculated as sum of consensus mining asset NPVs and management-guided corporate adjustments.

Market Trading Multiples
Eight Capital compared financial, asset, and operational data of Centerra to the corresponding data of a comparable group of companies determined by Eight Capital, as set out in the table below (the “Centerra Comparable Companies”). Eight Capital has chosen comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and enterprise value. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of Centerra were comparable trading ranges of P/Consensus NAV, EV/ EBITDA, EV / Consensus EBITDA, P/CF and P/Consensus CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of Centerra and the selected companies.
The table below shows the Centerra Comparable Companies in Eight Capital’s market trading multiple analysis and the median multiples. All the forecasts in the table immediately below are consensus estimates of investment analyst research.
		EV / Consensus EBITDA		P / Consensus CFPS
Company	P / Consensus NAV	2022E	2023E	2022E	2023E
	(x)	(x)	(x)	(x)	(x)
Alamos Gold Inc.	0.86x	8.1x	7.5x	9.3x	9.1x
B2Gold Corp.	1.09x	4.3x	4.3x	6.6x	6.3x
Coeur Mining, Inc.	0.98x	8.3x	10.3x	11.1x	9.9x
Dundee Precious Metals Inc.	0.71x	2.8x	2.7x	4.4x	4.0x
Eldorado Gold Corporation	0.65x	5.0x	4.3x	6.0x	5.4x
Endeavour Mining PLC	1.03x	5.4x	5.7x	5.4x	5.5x
Equinox Gold Corp.	0.81x	6.3x	5.5x	7.9x	6.7x
Evolution Mining Limited	1.11x	9.2x(1)	6.8x(1)	10.3x(1)	8.1x(1)
Harmony Gold Mining Co. Ltd.	3.07x	4.5x(1)	3.2x(1)	5.5x(1)	3.8x(1)
IAMGOLD Corporation	0.83x	5.2x	4.0x	4.9x	4.2x
Kinross Gold Corporation	0.93x	5.1x	4.8x	4.7x	4.7x
New Gold Inc.	0.89x	3.2x	2.5x	4.2x	3.1x
OceanaGold Corporation	1.05x	4.1x	3.9x	4.0x	3.8x
Perseus Mining Limited	0.97x	4.2x(1)	4.1x(1)	5.0x(1)	4.8x(1)
Regis Resources Limited	0.80x	3.9x(1)	3.1x(1)	4.0x(1)	3.4x(1)
SSR Mining Inc	1.16x	7.3x	7.1x	8.7x	8.6x
Yamana Gold Inc.	1.02x	6.7x	6.9x	6.9x	6.8x
Median	0.97x	5.1x	4.3x	5.5x	5.4x

Source: Equity research, Company disclosure, Factset.
Note: Priced using Volume Weighted Average Prices for the period of 10 trading days preceding the pricing date.
(1)
Represents fiscal years ending June 2022 and 2023.

(i)
Price to Consensus NAV

For the purposes of the P/Consensus NAV analysis, Eight Capital applied a range of 0.90x – 1.15x to Centerra’s adjusted Consensus NAV of C$9.51 per share, for a value range of C$8.56 – C$10.94 per share.
P / Consensus NAV Implied Value
		Scenario
		Low	High
Net Asset Value (Consensus)	(C$/sh)	$9.51	$9.51
Selected P / NAV Multiple	(x)	0.90x	1.15x
Implied Value	(C$/sh)	$8.56	$10.94

(ii)
Enterprise Value to EBITDA

For purposes of the EV/EBITDA analysis, Eight Capital used the calendar year 2022 and 2023 Modelled EBITDA for Centerra under the Low Metals Price Estimates (the “Centerra Low Modelled EBITDA”) and the High Metals Price Estimates (the “Centerra High Modelled EBITDA”) and applied a range of EV/EBITDA ratios of 4.0x – 6.5x for 2022, and 3.5x – 6.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares by applying the Centerra Low Modelled EBITDA to the low-end of the selected ranges, and the Centerra High Modelled EBITDA to the high-end of the selected ranges.
The low and high case scenarios and the associated calculations are set forth below:
EV / 2022E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2022E EBITDA	($M)	$313	$435
Selected EV / 2022E EBITDA Multiple	(x)	4.0x	6.5x
Implied Enterprise Value	($M)	$1,251	$2,829
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$1,566	$3,541
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$2,509	$4,483
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$8.28	$14.79
EV / 2023E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2023E EBITDA	($M)	$288	$401
Selected EV / 2023E EBITDA Multiple	(x)	3.5x	6.0x
Implied Enterprise Value	($M)	$1,008	$2,408
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$1,261	$3,014
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$2,204	$3,956
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$7.27	$13.05

(1)
Fully-diluted in-the-money share count includes 297.4 M issued and outstanding Centerra Shares and 5.8 M in-the-money outstanding convertible securities of Centerra.

(iii)
Enterprise Value to Consensus EBITDA

For purposes of the EV/Consensus EBITDA analysis, Eight Capital used the calendar year 2022 and 2023 Consensus EBITDA for Centerra and applied a range of EV/EBITDA ratios of 4.0x – 6.5x for 2022,

and 3.5x – 6.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares.
The low and high case scenarios and the associated calculations are set forth below:
EV / Consensus 2022E EBITDA Implied Value
		Scenario
		Low	High
Consensus 2022E EBITDA	($M)	$479	$479
Selected EV / 2022E EBITDA Multiple	(x)	4.0x	6.5x
Implied Enterprise Value	($M)	$1,914	$3,110
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$2,395	$3,893
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$3,338	$4,835
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$11.01	$15.95
EV / Consensus 2023E EBITDA Implied Value
		Scenario
		Low	High
Consensus 2023E EBITDA	($M)	$419	$419
Selected EV / 2023E EBITDA Multiple	(x)	3.5x	6.0x
Implied Enterprise Value	($M)	$1,465	$2,511
Exchange Rate	($/C$)	1.25	1.25
Implied Enterprise Value	(C$M)	$1,833	$3,143
Add: Cash	(C$M)	$968	$968
Less: Debt	(C$M)	$(25)	$(25)
Implied Equity Value	(C$M)	$2,776	$4,085
FD ITM Shares Outstanding(1)	(M)	303.1	303.1
Implied Value	(C$/sh)	$9.16	$13.48

(1)
Fully-diluted in-the-money share count includes 297.4 M issued and outstanding Centerra Shares and 5.8 M in-the-money outstanding convertible securities of Centerra.

(iv)
Price to Cash Flow

For purposes of the P/CF analysis, Eight Capital used the calendar year 2022 and 2023 Modelled Cash Flow for Centerra under the Low Metals Price Estimates (the “Centerra Low Modelled Cash Flow”) and the High Metals Price Estimates (the “Centerra High Modelled Cash Flow”) and applied a range of P/CF ratios of 5.0x – 7.5x for 2022, and 4.5x – 7.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares by applying the Centerra Low Modelled Cash Flow to the low-end of the selected ranges, and the Centerra High Modelled Cash Flow to the high-end of the selected ranges.

The low and high case scenarios and the associated calculations are set forth below:
P / 2022E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2022E Cash Flow per Share	($/sh)	$0.75	$1.10
Selected P / 2022E CF Multiple	(x)	5.0x	7.5x
Implied Value	($/sh)	$3.74	$8.24
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$4.69	$10.31
P / 2023E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2023E Cash Flow per Share	($/sh)	$0.80	$1.14
Selected P / 2023E CF Multiple	(x)	4.5x	7.0x
Implied Value	($/sh)	$3.59	$7.96
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$4.49	$9.96

(v)
Price to Consensus Cash Flow

For purposes of the P/Consensus CF analysis, Eight Capital used the calendar year 2022 and 2023 Consensus Cash Flow for Centerra and applied a range of P/Consensus CF ratios of 5.0x – 7.5x for 2022, and 4.5x – 7.0x for 2023, determined based on the Centerra Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Centerra Shares.
The low and high case scenarios and the associated calculations are set forth below:
P / Consensus 2022E Cash Flow Implied Value
		Scenario
		Low	High
Consensus 2022E Cash Flow per Share	($/sh)	$1.50	$1.50
Selected P / 2022E CF Multiple	(x)	5.0x	7.5x
Implied Value	($/sh)	$7.50	$11.25
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$9.39	$14.08
P / Consensus 2023E Cash Flow Implied Value
		Scenario
		Low	High
Consensus 2023E Cash Flow per Share	($/sh)	$1.41	$1.41
Selected P / 2023E CF Multiple	(x)	4.5x	7.0x
Implied Value	($/sh)	$6.35	$9.87
Exchange Rate	($/C$)	1.25	1.25
Implied Value	(C$/sh)	$7.94	$12.35

Valuation Summary
The following is a summary of the range of Fair Market Values of the Centerra Shares resulting from the NAV analysis and the Market Trading Multiples analysis:
	Centerra Shares
Metric	Low	High
	(C$/sh)	(C$/sh)
Net Asset Value
Net Asset Value	$7.90	$12.43
Market Trading Multiples
P / Consensus NAV	$8.56	$10.94
EV / 2022E EBITDA	$8.28	$14.79
EV / 2023E EBITDA	$7.27	$13.05
EV / Consensus 2022E EBITDA	$11.01	$15.95
EV / Consensus 2023E EBITDA	$9.16	$13.48
P / 2022E CFPS	$4.69	$10.31
P / 2023E CFPS	$4.49	$9.96
P / Consensus 2022E CFPS	$9.39	$14.08
P / Consensus 2023E CFPS	$7.94	$12.35
In arriving at its opinion as to the Fair Market Value of the Centerra Shares, Eight Capital made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.
Valuation Conclusion
Based on and subject to the foregoing, Eight Capital is of the opinion that, as of April 3, 2022, the Fair Market Value of the Centerra Shares is in the range of C$9.50 to C$13.00 per share, resulting in a Fair Market Value of the Kyrgyzaltyn Share Block in the range of $588 million to $804 million.
APPROACH TO VALUATION – THE KUMTOR SHARES
The Eight Capital Valuation and Fairness Opinion has been prepared based on techniques that Eight Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account Eight Capital’s assumptions, to arrive at the Fair Market Value of the Kumtor Subsidiaries.
Permanent Seizure Perspective
For purposes of determining the Fair Market Value of the Kumtor Subsidiaries, Eight Capital considered the potential scenario that Kumtor has been permanently seized by the Kyrgyz Government, and that Centerra and the Kumtor Subsidiaries have not received or recovered, and may not in the future receive or recover, any form of compensation in respect of such seizure, which we refer to as our “Permanent Seizure Perspective”.
Fundamental Value Perspectives
Eight Capital also considered the fundamental value of Kumtor, through a variety of financial and comparative analyses, including those described below, and applied a “Recovery Discount” (as described in greater detail below) to account for the fact that Kumtor has been seized from Centerra by the Kyrgyz

Government. The financial and comparative analyses we considered as part of our Fundamental Valuation Perspectives included the following:
a)
NAV analysis;

b)
Market Trading Multiples

(i)
Comparable P/Consensus NAV;

(ii)
Comparable P/EBITDA;

(iii)
Comparable P/CF; and

c)
Precedent Transaction Multiples

(i)
Comparable P/Consensus NAV.

While performing our analysis for the Fundamental Value Perspectives, Eight Capital did account for the challenging jurisdiction in which Kumtor is located (the Kyrgyz Republic), both when selecting our discount rate used in our NAV analysis, and in selecting multiple ranges in our analysis of Market Trading Multiples and Precedent Transaction Multiples. However, these analyses do not take into account exceptional circumstances surrounding Kumtor (i.e. the seizure of Kumtor by the Kyrgyz Government), and the considerable uncertainties associated with Centerra recovering meaningful value in a timely manner in respect of Kumtor through the legal strategies pursued by Centerra to date or other potential strategies (other than the Arrangement). In order to account for the seizure of Kumtor, Eight Capital applied an additional discount range of 65% – 80% (the “Recovery Discount”). In order to determine the Recovery Discount range, Eight Capital used its professional judgement, and also reviewed precedent cases of mining asset seizures, including: the seizure by Venezuela of: (i) the Las Cristinas gold project from Crystallex International Corporation in 2011; (ii) the mining interest in the Choco 10 mine and the Isidora mine from Rusoro Mining Ltd. in 2011; and (iii) the Brisas project from Gold Reserve Inc. in 2009; the seizure by Bolivia of the Colquiri mine and the Vinto tin smelter from Glencore International plc in 2012 and 2007, respectively; and the seizure of Africo Resources Ltd.’s interest in the Kalukundi project in the DRC in 2007 (collectively, the “Precedent Seizures”).
Our analysis of the Precedent Seizures focused on the time of the seizure until the date on which any form of consideration was received in connection with the seizure of these assets (either from the respective government that seized the asset or from another third party), which was in the range of 5 – 15 years. While our analysis did not focus on the quantum of consideration received, we note that in several cases the initial amount received was significantly less than the amount of damages awarded to the party that was victim to the seizure. Based on the foregoing analysis, and considering the Kyrgyz Republic selected discount rate of 17% over a period of approximately 7 – 10 years, we determined the Recovery Discount range for any value realized by Centerra in the future with respect to Kumtor.
a)
Net Asset Value Analysis

In the NAV analysis, Eight Capital constructed the net asset value of Kumtor, the value of which is estimated through the application of the methodology viewed as the most appropriate in the circumstances, net of obligations and liabilities, including reclamation and closure costs, associated with Kumtor. Under the NAV analysis, the value of each individual asset is summed to produce a total asset value from which is added and/or subtracted Kumtor’s financial assets and liabilities, as well as an estimate of the present value of corporate overhead costs that were not directly assignable to the operating assets, to arrive at the NAV.
Management of Centerra has advised Eight Capital that, as a result of the seizure of control of Kumtor by the Kyrgyz Government, additional costs would be required in order to bring Kumtor back into production in accordance with the existing mine plan, which costs have been accounted for in our NAV calculation. Discounted to mid-year 2022, these additional costs total $126 million (the “Kumtor Additional Costs”).

For the modelled resources of Kumtor, Eight Capital calculated the present value of the DCF of Kumtor over the modelled life of the asset at the prescribed discount rate outlined in our analysis below. By incorporating the DCF methodology into the NAV analysis, Eight Capital is able to incorporate in its estimates the relative timing and uncertainty of cash flows in order to properly reflect the growth prospects and risks inherent in Kumtor’s operations. For unmodelled Kumtor resources, where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value by applying an In-Situ Resource Analysis. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development. Eight Capital also included the Kumtor Additional Costs in its construction of the NAV of Kumtor.
b)
Market Trading Multiples

Eight Capital compared financial and operational data of Kumtor to the corresponding data of a comparable group of companies determined by Eight Capital. Eight Capital has chosen comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and market capitalization. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of Kumtor were comparable trading ranges of P/Consensus NAV, EV/EBITDA and P/CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of Kumtor and the selected companies.
c)
Precedent Transaction Multiples

Eight Capital compared financial and operational data of Kumtor to the corresponding data of a comparable group of assets acquired in selected precedent transactions. Eight Capital has chosen the precedent transactions based on key criteria such as primary commodity, stage of development, production levels, project location, and transaction value. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of the Kumtor Subsidiaries were comparable ranges of P/Consensus NAV. An analysis of the results of the selected precedent transaction analysis involves complex considerations of the selected precedent transactions and other factors that could affect the Fair Market Value of Kumtor and the selected precedent transactions.
ANALYSIS OF THE KUMTOR SHARES
The analysis of the Kumtor Shares considers the Fair Market Value of the Kumtor Subsidiaries to Centerra as of the Valuation Date. A more comprehensive description of Kumtor can be found under the heading “Overview of Centerra”.
Permanent Seizure Perspective
Under the Permanent Seizure Perspective analysis, we assumed that Centerra, as owner of the Kumtor Subsidiaries, will not realize any economic value from Kumtor, and we therefore determined the low-end of our Fair Market Value range to be NIL under this perspective.
In determining a NIL value on the low-end of our Fair Market Value range, based on our Permanent Seizure Perspective, we considered the following:
•
Management of Centerra deconsolidated the Kumtor Subsidiaries and derecognized Kumtor assets and liabilities in its interim financial statements for the quarter ended June 30, 2021, recognizing a loss of $926.4 million, equal to 100% of the net carrying value of Kumtor’s assets and liabilities at the date of the seizure;

•
Management of Centerra no longer includes any cash-flows from Kumtor in its financial model;

•
A number of equity research analysts no longer ascribe any value to Kumtor in their valuation of Centerra;

•
Management of Centerra has indicated that, outside of the Arrangement, there are considerable uncertainties associated with Centerra recovering meaningful value in a timely manner in respect of Kumtor through the legal strategies pursued by Centerra to date or other potential strategies; and

•
Management of Centerra have indicated that there are unlikely to be any third party buyers of the Kumtor Shares in light of the seizure of Kumtor, including due to impediments under Kyrgyz law to Centerra transferring the Kumtor Shares other than to the Kyrgyz Republic / Kyrgyzaltyn.

Fundamental Value Perspectives
NAV Analysis
(i)
DCF Analysis

For mining assets (specifically Kumtor) and corporate overhead costs where a financial forecast could be reasonably estimated, Eight Capital calculated the DCF of each asset over the life of the asset at the prescribed discount rates outlined in our analysis below, based on Modelled Future Cash Flows.
An appropriate discount rate was selected based on Eight Capital’s experience in valuing mining companies. A summary of Eight Capital’s analysis used to select appropriate discount rate is included in the table below:
Kyrgyz Republic WACC Calculation
Cost of Debt
Pre-Tax Cost of Debt(1)	4.2%
Tax Rate	26.5%
After-Tax Cost of Debt	3.1%
Optimal Capital Structure (Debt / Total Capital %)	1.0%
Cost of Equity
Risk Free Rate (10-Year Canada Government Bond Yield)	2.4%
S&P / TSX Composite Index – 5-Year Return (Annualized)	7.1%
Market Risk Premium	4.7%
Unlevered Beta(2)	1.03x
Levered Beta(3)	1.04x
Country Risk Premium – Kyrgyz Republic(4)	9.7%
Cost of Equity – Kyrgyz Republic	17.0%
WACC
Calculated WACC – Kyrgyz Republic	16.9%
Selected Discount – Kyrgyz Republic	17.0%

Source: Factset, Global Risk Profile database, Control Risks, World Government Bond database, Duff & Phelps.
(1)
Single asset producer peer group cost of debt.

(2)
Duff & Phelps mining small composite companies’ unlevered beta.

(3)
Unlevered beta re-levered with optimal debt to total capital ratio based on single asset producer peer group.

(4)
Median 10-year government bond yield of countries with High Risk Profile, as indicated on Global Risk Profile database and Control Risks, less Bank of Canada 10-year government bond yield.

Based on the above table and its knowledge of the mining industry, Eight Capital believes that the appropriate discount rate for Kumtor is 17%.

(ii)
In Situ Analysis

With respect to unmodelled resources of Kumtor, where a financial forecast could not be reasonably estimated, Eight Capital calculated the asset value applying a range of in-situ resource multiples to unmodelled resources. In determining the in-situ resource multiples, Eight Capital analyzed a number of publicly-traded metals companies, selected based on commodity focus, risk profile and stage of development. With the in-situ multiples applied to the unmodelled resources at Kumtor, the value was then discounted to present value from the end of the mine life at the Kumtor discount rate.
(iii)
Other

The Kumtor Additional Costs in the amount of $126 million have been accounted for in our Kumtor NAV calculation.
NAV Build-Out Summary
A summary of our determination of Kumtor’s NAV (after accounting for the Recovery Discount) is set out in the table below:
		Modelled
Mining NAV	Methodology	Units	Low	High	Consensus
Kumtor	DCF	($M)	$1,005	$1,514	$2,071
Kumtor Cost Adjustments	DCF	($M)	$(126)	$(126)	$(126)
Kumtor Unmodelled Resource	In-Situ	($M)	$10	$21	n/a
Total Mining NAV		($M)	$890	$1,409	$1,945
Corporate G&A / Other	DCF(1)	($M)	$(25)	$(25)	$(25)
Total Net Asset Value		($M)	$865	$1,384	$1,920
Recovery Discount		(%)	80%	65%	n/a
Total Net Asset Value		($M)	$173	$484	n/a

Source: Adjusted Management model, Equity research.
(1)
NPV (at Kyrgyz Republic Selected Discount) of G&A over mine life; assumes $5.0 M p.a.

Market Trading Multiples
Eight Capital compared financial, asset, and operational data of Kumtor to the corresponding data of a comparable group of companies determined by Eight Capital, as set out in the table below. Eight Capital has chosen comparable companies based on key criteria such as primary commodity, stage of development, production levels, number of producing assets, project location, and enterprise value. The valuation metrics selected by Eight Capital to be the most appropriate to determine the value of Kumtor were comparable trading ranges of P/Consensus NAV, EV/EBITDA and P/CF. An analysis of the results of the selected company analysis involves complex considerations of the selected companies and other factors that could affect the Fair Market Value of Kumtor and the selected companies.
Eight Capital calculated a Consensus NAV for Kumtor based on most recent NAV attributed to Kumtor by each research analyst covering Centerra not affected by the seizure of control of Kumtor by the Kyrgyz Government on May 15, 2021.

The table below shows the comparable companies used for Kumtor (the “Kumtor Comparable Companies”) in Eight Capital’s market trading multiple analysis and the mean and median multiples. All the forecasts in the table immediately below are consensus estimates of investment analyst research.
		EV / Consensus EBITDA		P / Consensus CFPS
Company	P / Consensus NAV	2022E	2023E	2022E	2023E
Centamin plc	1.01x	3.9x	3.0x	4.9x	4.2x
K92 Mining, Inc.	0.77x	12.0x	10.5x	15.0x	11.9x
Gold Road Resources Ltd	1.00x	7.8x(1)	5.7x(1)	9.4x(1)	7.5x(1)
Lundin Gold Inc.	1.05x	5.9x	6.4x	6.6x	7.2x
Torex Gold Resources Inc.	0.73x	1.7x	2.0x	3.2x	3.8x
Victoria Gold Corp.	0.82x	4.8x	4.7x	5.1x	4.9x
West African Resources Ltd	0.57x	3.9x	3.9x	8.8x	10.8x
Median	0.82x	4.8x	4.7x	6.6x	7.2x

Source: Equity research, Company disclosure, Factset.
Note: Priced using Volume Weighted Average Prices for the period of 10 trading days preceding the pricing date.
(1)
Represents fiscal years ending June 2022 and 2023.

Eight Capital reviewed the relevant multiples for the Kumtor Comparable Companies and, based on such review and its professional judgement, applied a selected range of multiples to the Kumtor Consensus NAV.
(i)
Price to NAV

For the purposes of the P/Consensus NAV analysis, Eight Capital applied a range of 0.60x – 0.80x to Kumtor’s Consensus NAV of $1,920 million and then applied the Recovery Discount, for a value range of $230 million – $538 million.
P / Consensus NAV Implied Value
		Scenario
		Low	High
Kumtor Consensus NAV	($M)	$1,920	$1,920
Select P / Consensus NAV Multiple	(x)	0.60x	0.80x
Kumtor Implied Value	($M)	$1,152	$1,536
Recovery Discount	(%)	80%	65%
	($M)	$230	$538

(ii)
Enterprise Value to EBITDA

For purposes of the EV/EBITDA analysis, Eight Capital used the calendar year 2022 and 2023 Modelled EBITDA for Kumtor under the Low Metals Price Estimates (the “Kumtor Low Modelled EBITDA”) and the High Metals Price Estimates (the “Kumtor High Modelled EBITDA”) and applied a range of EV/EBITDA ratios of 3.0x – 4.5x for 2022, and 2.5x – 3.5x for 2023, determined based on the Kumtor Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for the Kumtor by applying the Kumtor Low Modelled EBITDA to the low-end of the selected ranges and then applying the Recovery Discount, and the Kumtor High Modelled EBITDA to the high-end of the selected ranges and then applying the Recovery Discount.

The low and high case scenarios and the associated calculations are set forth below:
EV / 2022E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2022E EBITDA	($M)	$425	$538
Selected EV / 2022E EBITDA Multiple	(x)	3.0x	4.5x
Kumtor Implied Value	($M)	$1,275	$2,421
Recovery Discount	(%)	80%	65%
	($M)	$255	$847
EV / 2023E EBITDA Implied Value
		Scenario
		Low	High
Modelled 2023E EBITDA	($M)	$700	$842
Selected EV / 2023E EBITDA Multiple	(x)	2.5x	3.5x
Kumtor Implied Value	($M)	$1,749	$2,946
Recovery Discount	(%)	80%	65%
	($M)	$350	$1,031
(iii) Price to Cash Flow
For purposes of the P/CF analysis, Eight Capital used the calendar year 2022 and 2023 Modelled Cash Flow for Kumtor under the Low Metals Price Estimates (the “Kumtor Low Modelled Cash Flow”) and the High Metals Price Estimates (the “Kumtor High Modelled Cash Flow”) and applied a range of P/CF ratios of 4.0x – 5.2x for 2022, and 3.8x – 4.8x for 2023, determined based on the Kumtor Comparable Companies and Eight Capital’s professional judgement, to arrive at a value range for Kumtor by applying the Kumtor Low Modelled Cash Flow to the low-end of the selected ranges and then applying the Recovery Discount, and the Kumtor High Modelled Cash Flow to the high-end of the selected ranges and then applying the Recovery Discount.
The low and high case scenarios and the associated calculations are set forth below:
P / 2022E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2022E Cash Flow	($M)	$326	$422
Selected P / 2022E CF Multiple	(x)	4.0x	5.2x
Kumtor Implied Value	($M)	$1,303	$2,197
Recovery Discount	(%)	80%	65%
	($M)	$261	$769

P / 2023E Cash Flow Implied Value
		Scenario
		Low	High
Modelled 2023E Cash Flow	($M)	$567	$689
Selected P / 2023E CF Multiple	(x)	3.8x	4.8x
Kumtor Implied Value	($M)	$2,156	$3,308
Recovery Discount	(%)	80%	65%
	($M)	$431	$1,158
Precedent Transaction Multiples
In the precedent transaction analysis, Eight Capital analyzed the purchase prices and implied transaction multiples paid in selected precedent transactions that Eight Capital, based on its experience in the mining industry, considered relevant (the “Precedent Transactions”). Using the transaction metrics of the Precedent Transactions, we then determined ranges of multiples that would be applied to the Consensus NAV for the purpose of our analysis. P/Consensus NAV was used to determine the Fair Market Value range for Kumtor (after applying the Recovery Discount).
Eight Capital analyzed the implied P/Consensus NAV multiple of each Precedent Transaction based on the median equity research analyst NAV estimate for each asset sale at the date of the transaction. The Precedent Transactions implied multiples that Eight Capital analyzed were asset-level sales of producing gold mines in tier 2 and tier 3 jurisdictions, with total consideration of $100 million or more, with announcement dates from 2015 to present.
The table below shows the Precedent Transactions analyzed by Eight Capital and the median P/Consensus NAV. All the multiples in the table immediately below are consensus estimates of investment analyst research.
Date Announced	Target Asset	Vendor	Acquiror	Target Asset Location	P / Consensus NAV
17-Dec-21	Mercedes	Equinox Gold Corp.	Bear Creek Mining Corporation	Mexico	1.21x
12-Feb-20	Mponeng	AngloGold Ashanti Limited	Harmony Gold Mining Company Limited	South Africa	0.32x
15-Apr-19	Chapada	Yamana Gold Inc.	Lundin Mining Corporation	Brazil	0.55x
29-Mar-18	Asanko (45%)	Asanko Gold Inc.	Gold Fields Limited	Ghana	0.62x
06-Apr-17	Veladero (50%)	Barrick Gold Corporation	Shandong Gold Mining Co. Ltd.	Argentina	1.24x
12-Jan-17	Los Filos	Goldcorp Inc.	Leagold Mining Corporation	Mexico	1.19x
28-Jul-16	Mercedes	Yamana Gold Inc.	Premier Gold Mines Limited	Mexico	1.07x
26-Apr-16	Jinfeng (82%)	Eldorado Gold Corporation	China National Gold Group Corporation	China	1.06x
26-May-15	Porgera (47.5%)	Barrick Gold Corporation	Zijin Mining Group Company Limited	Papua New Guinea	1.06x
Median					1.06x

Source: Equity research, Company disclosure, Factset.
Eight Capital reviewed the implied P/Consensus NAV of each of the Precedent Transactions and, based on such review and its professional judgement, applied a range of 0.50x – 0.65x to Kumtor’s Consensus NAV of $1,920 million and then applied the Recovery Discount, for a value range of $192 million – $437 million.

Select Precedent P / Consensus NAV Implied Value
		Scenario
		Low	High
Kumtor Consensus NAV	($M)	$1,920	$1,920
Select Precedent P / Consensus NAV Multiple	(x)	0.50x	0.65x
Kumtor Implied Value	($M)	$960	$1,248
Recovery Discount	(%)	80%	65%
	($M)	$192	$437
Valuation Summary
The following is a summary of the range of Fair Market Values of the Kumtor Shares resulting from the Permanent Seizure Perspectives analysis, the NAV analysis, the Market Trading Multiples analysis and the Precedent Transaction Multiples analysis:
Metric	Low	High
	($M)	($M)
Permanent Seizure Perspective
Zero Value	$0	−
Net Asset Value
Net Asset Value	$173	$484
Market Trading Multiples
P / Consensus NAV	$230	$538
EV / 2022E EBITDA	$255	$847
EV / 2023E EBITDA	$350	$1,031
P / 2022E CF	$261	$769
P / 2023E CF	$431	$1,158
Precedent Transactions
Select Precedent P / Consensus NAV	$192	$437
In arriving at its opinion as to the Fair Market Value of the Kumtor Shares, Eight Capital made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.
Valuation Conclusion
Based on and subject to the foregoing, and such other matters that we consider relevant, Eight Capital is of the opinion that, as of April 3, 2022, the Fair Market Value of the Kumtor Shares is in the range of NIL to $500 million.
FAIRNESS OPINION
Approach to Fairness
In considering the fairness of the Arrangement to Centerra, from a financial point of view, Eight Capital considered the Fair Market Value range of the assets being exchanged, specifically: the Kyrgyzaltyn Share Block being transferred from Kyrgyzaltyn to Centerra; and the Kumtor Shares, the Cash Consideration and

the Intercompany Debt Repayment, all being transferred from, or paid by, Centerra to Kyrgyzaltyn, or in the case of the Intercompany Debt Repayment, to KGC.
		Low	High
Kyrgyzaltyn Share Block	($M)	$588	$804
Total assets exchanged by Centerra(1)	($M)	$87	$587

(1)
Includes the Fair Market Value of the Kumtor Shares, the Cash Consideration and Intercompany Debt Repayment.

Fairness Opinion Conclusion
Based on and subject to the foregoing, Eight Capital is of the opinion that the Arrangement is fair, from a financial point of view, to Centerra.
Yours very truly,
(signed) “Eight Capital”
EIGHT CAPITAL

SCHEDULE “A”
Summary of Financial Projections
Analyst Consensus Long-Term Prices
Metal	Unit	Median
Gold	($/oz)	$1,600
Silver	($/oz)	$21.57
Copper	($/lb)	$4.24

Source: Factset
Mount Milligan		2022E	2023E	2024E	2025E	2026E
Production
Gold	(Koz)	204	244	230	154	162
Silver	(Koz)	621	622	628	665	665
Copper	(Mlbs)	77	59	64	78	105
Revenue	($M)	$507	$481	$480	$458	$557
EBITDA	($M)	$215	$195	$196	$185	$266
Operating Cash Flow	($M)	$202	$197	$204	$154	$267
Capex	($M)	$(68)	$(56)	$(52)	$(39)	$(28)
Free Cash Flow	($M)	$142	$149	$159	$119	$244
Oksut		2022E	2023E	2024E	2025E	2026E
Production
Gold	(Koz)	221	204	149	57	115
Revenue	($M)	$353	$325	$237	$148	$138
EBITDA	($M)	$265	$227	$148	$78	$77
Operating Cash Flow	($M)	$209	$206	$118	$51	$53
Capex	($M)	$(18)	$(23)	$(9)	$(5)	$(10)
Free Cash Flow	($M)	$190	$182	$109	$46	$43
Kemess		2027E	2028E	2029E	2030E	2031E
Production
Gold	(Koz)	0	0	0	16	94
Silver	(Koz)	0	0	0	46	246
Copper	(Mlbs)	0	0	0	7	39
Revenue	($M)	$0	$0	$0	$53	$290
EBITDA	($M)	$(27)	$(32)	$(39)	$(22)	$175
Operating Cash Flow	($M)	$(25)	$(32)	$(39)	$(22)	$172
Capex	($M)	$(42)	$(63)	$(134)	$(84)	$(42)
Free Cash Flow	($M)	$(57)	$(83)	$(160)	$(105)	$130

Goldfield		2023E	2024E	2025E	2026E	2027E
Production
Gold	(Koz)	0	0	0	153	89
Revenue	($M)	$0	$0	$0	$245	$142
EBITDA	($M)	$0	$0	$0	$170	$70
Operating Cash Flow	($M)	$(2)	$(2)	$(2)	$163	$68
Capex	($M)	$(29)	$(92)	$(65)	$(9)	$(17)
Free Cash Flow	($M)	$(31)	$(94)	$(67)	$154	$52
Kumtor		2022E	2023E	2024E	2025E	2026E
Production
Gold	(Koz)	461	592	592	588	572
Revenue	($M)	$745	$938	$938	$938	$906
EBITDA	($M)	$482	$771	$800	$750	$665
Operating Cash Flow	($M)	$374	$628	$658	$611	$530
Capex	($M)	$(254)	$(313)	$(317)	$(247)	$(197)
Free Cash Flow	($M)	$114	$309	$338	$363	$333

APPENDIX E
INTERIM ORDER
21 Court File No.: CV-22-00680400-00CL ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) THE HONOURABLE ) THURSDAY, THE 28th JUSTICE KIMMEL ) DAY OF APRIL, 2022 ) ) IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF CENTERRA GOLD INC. Applicant INTERIM ORDER THIS MOTION, made by the Applicant, Centerra Gold Inc. (“Centerra”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day by judicial videoconference via Zoom. ON READING the Notice of Motion, the Notice of Application issued on April 26, 2022 and the affidavit of Bruce V. Walter, sworn April 22, 2022, (the “Walter Affidavit”), including the Plan of Arrangement, which is attached as Appendix B to the draft management information circular of Centerra (the “Information Circular”), which is attached as Exhibit A to the Walter Affidavit, and on hearing the submissions of counsel for Centerra, and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

22 Definitions 1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein. The Meeting 2. THIS COURT ORDERS that Centerra is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Centerra Shareholders”) of common shares in the capital of Centerra (the “Centerra Shares”) to be held in a virtual-only format via live audio webcast on a date to be fixed by Centerra in accordance with the Arrangement Agreement in order for the Centerra Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Plan of Arrangement and the arrangement described therein (collectively, the “Arrangement Resolution”). 3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Centerra Shareholders, which accompanies the Information Circular (the “Notice of Meeting”) and the articles of incorporation and amendment and the by-laws of Centerra, subject to what may be provided hereafter and subject to further order of this court. 4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Centerra Shareholders entitled to notice of, and to vote at, the Meeting shall be fixed by Centerra in accordance with the Arrangement Agreement and the requirements of the CBCA and applicable securities laws. 5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

23 a) registered Centerra Shareholders or their respective proxyholders; b) the officers, directors, auditors and advisors of Centerra; c) the Director; and d) other persons who may receive the permission of the Chair of the Meeting. 6. THIS COURT ORDERS that Centerra may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting. Quorum 7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Centerra and that the quorum at the Meeting shall be two persons present at the opening of the Meeting who are entitled to vote thereat either as Centerra Shareholders or as proxyholders and holding or representing not less than 25% of the outstanding Centerra Shares carrying the right to vote at the Meeting. Amendments to the Arrangement and Plan of Arrangement 8. THIS COURT ORDERS that Centerra is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Plan of Arrangement as it may determine without any additional notice to the Centerra Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are to correct clerical errors, would not if disclosed, reasonably be expected to affect a Centerra Shareholder’s decision to vote, or are authorized by subsequent Court order, and the Plan of Arrangement, as so amended, modified or supplemented, shall be the Plan of Arrangement to be submitted to the Centerra Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or

24 supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the arrangement described in the Plan of Arrangement. 9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Plan of Arrangement are made after initial notice is provided as contemplated in paragraph 12 herein, which would, if disclosed, reasonably be expected to affect a Centerra Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Centerra may determine. Amendments to the Information Circular 10. THIS COURT ORDERS that Centerra is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13. Adjournments and Postponements 11. THIS COURT ORDERS that Centerra, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Centerra Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Centerra may determine is appropriate in the circumstances. Subject to relevant securities laws, the Record Date will not change in respect of any adjournment or postponement of the Meeting.

25 This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements. Notice of Meeting 12. THIS COURT ORDERS that, subject to the extent section 253(4) of the CBCA is applicable, in order to effect notice of the Meeting, Centerra shall send, or cause to be sent, the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and, as applicable, the form of proxy or a voting instruction form, along with such amendments or additional documents as Centerra may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows: a) to the registered Centerra Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods: i) by pre-paid ordinary or first class mail at the addresses of the Centerra Shareholders as they appear on the books and records of Centerra, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Secretary of Centerra; ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or iii) by facsimile or electronic transmission to any registered Centerra Shareholder, who is identified to the satisfaction of Centerra, who

26 requests such transmission in writing and, if required by Centerra, who is prepared to pay the charges for such transmission; b) to non-registered Centerra Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer; and c) to the directors and auditor of Centerra, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or email or other electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, and that compliance with this paragraph shall constitute sufficient notice of the Meeting. 13. THIS COURT ORDERS that Centerra is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order) (collectively, the “Court Materials”) to the holders of Centerra options, restricted share units, deferred share units, and performance share units by any method permitted for notice to Centerra Shareholders as set forth in paragraphs 12(a) or 12(b), above, or by email, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Centerra or its registrar and transfer agent at the close of business on the Record Date. 14. THIS COURT ORDERS that accidental failure or omission by Centerra to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of

27 events beyond the reasonable control of Centerra, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Centerra, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 15. THIS COURT ORDERS that Centerra is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Centerra may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Centerra may determine. 16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above. Solicitation and Revocation of Proxies 17. THIS COURT ORDERS that Centerra is authorized to use the form of proxy substantially in the form of the draft accompanying the Information Circular, with such amendments and additional information as Centerra may determine are necessary or

28 desirable, subject to the terms of the Arrangement Agreement. Centerra is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Centerra or the Chair of the Meeting may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Centerra Shareholders, if Centerra or the Chair of the Meeting, as applicable, deems it advisable to do so. 18. THIS COURT ORDERS that Centerra Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA may be delivered to the Corporate Secretary of Centerra at the registered office of Centerra (1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1), as set out in the Information Circular and any such instruments must be received by Centerra not later than 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the Meeting, or in the event that the Meeting is adjourned or postponed, not later than 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the time of such of such reconvened or convened Meeting, by notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting, by any other procedure permitted by law or by voting using a virtual ballot at the Meeting. Voting 19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Centerra Shareholders who hold Centerra Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions

29 shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. 20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Centerra Share held. In order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by: (i) an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Centerra Shareholders; and (ii) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Centerra Shareholders, other than any other persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Regulatory Authorities, but subject to the exemptions noted therein and any exemptions granted thereunder. Such votes shall be sufficient to authorize Centerra to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Centerra Shareholders, subject only to final approval of the arrangement described in the Plan of Arrangement by this Court. 21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Centerra (other than in respect of the Arrangement Resolution), each Centerra Shareholder is entitled to one vote for each Centerra Share held.

30 Dissent Rights 22. THIS COURT ORDERS that registered Centerra Shareholders are not granted dissent rights in connection with the Plan of Arrangement. Hearing of Application for Approval of the Arrangement 23. THIS COURT ORDERS that upon approval by the Centerra Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Centerra may apply to this Court for final approval of the arrangement described in the Plan of Arrangement in accordance with the Arrangement Agreement on a date to be set by the Court and stated in the Information Circular. 24. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 25. 25. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Centerra as soon as reasonably practicable and, in any event, no less than four days before the hearing of this Application at the following addresses: STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Attn: Alexander D. Rose / Zev Smith Fax: (416) 947-0866 Lawyers for Centerra Gold Inc.

31 26. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be: i) Centerra and its counsel; ii) the Director; and iii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure. 27. THIS COURT ORDERS that any materials to be filed by Centerra in support of the within Application for final approval of the arrangement described in the Plan of Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court. 28. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Information Circular in accordance with paragraph 23, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 25 shall be entitled to be given notice of the adjourned date. Service and Notice 29. THIS COURT ORDERS that the Applicants and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to the Centerra Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

32 Precedence 30. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Centerra Shares, options, restricted share units, deferred share units, performance share units, or the articles of incorporation or amendment or by-laws of Centerra, this Interim Order shall govern. Extra-Territorial Assistance 31. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. Variance 32. THIS COURT ORDERS that Centerra shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

33 IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDEDCourt File No. CV-22-00680400-00CL AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDUREAND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CENTERRA GOLD INC. ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto INTERIM ORDER STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Canada M5L 1B9 Tel: (416) 869-5300 Fax: (416) 947-0866 DAVIES WARD PHILLIPS & VINEBERG LLP Barristers & Solicitors 155 Wellington Street West 40th Floor Toronto, Canada M5V 3J7 Tel: (416) 863-0900 Fax: (416) 863-0871 Lawyers for the Applicant, Centerra Gold Inc.

APPENDIX F
NOTICE OF APPLICATION
Court File No./No du dossier du greffe: CV-22-00680400-00CL ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Court File No.: Electronically issued : 26-Apr-2022 Delivre par voie electronique TorontoIN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF CENTERRA GOLD INC. CENTERRA GOLD INC. Applicant NOTICE OF APPLICATION TO THE RESPONDENT A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page. THIS APPLICATION will come on for a hearing In writing In person By telephone conference By video conference by Zoom, on a date to be fixed by the Court. IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing. IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CLIF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE. Date April 26, 2022 Issued by Local Registrar Address of court office:Superior Court of Justice 330 University Avenue, 9th Floor Toronto ON M5G 1R7 TO: THE DIRECTORS OF CENTERRA GOLD INC. AND TO: THE AUDITOR OF CENTERRA GOLD INC. AND TO: ALL HOLDERS OF COMMON SHARES OF CENTERRA GOLD INC. AND TO: ALL HOLDERS OF OPTIONS OF CENTERRA GOLD INC. AND TO: ALL HOLDERS OF PERFORMANCE SHARE UNITS OF CENTERRA GOLD INC. AND TO: ALL HOLDERS OF RESTRICTED SHARE UNITS OF CENTERRA GOLD INC. AND TO: ALL HOLDERS OF DEFERRED SHARE UNITS OF CENTERRA GOLD INC. AND TO: THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT Corporations Canada C.D. Howe Building West Tower, 7th Floor 235 Queen Street Ottawa, ON K1A 0H5

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL APPLICATION 1. THE APPLICANT MAKES APPLICATION FOR: (a) an interim order for advice and directions (the “Interim Order”) pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), authorizing Centerra Gold Inc. (“Centerra” or the “Company”) to convene a special meeting (the “Meeting”) of the holders of common shares (the “Centerra Shares”) in the capital of Centerra (collectively, the “Centerra Shareholders” and each individually, a “Centerra Shareholder”) to consider and vote on a special resolution to approve a plan of arrangement of Centerra under section 192 of the CBCA (the “Plan of Arrangement”) and the arrangement described therein; (b) a final order (the “Final Order”) approving the arrangement described in the Plan of Arrangement pursuant to subsections 192(3) and 192(4) of the CBCA; (c) an order abridging the time for the service and filing, or dispensing with or validating service, of this Application and materials related thereto, if necessary; and (d) such further and other relief as this Court deems just. 2. THE GROUNDS FOR THE APPLICATION ARE: (a) Centerra is a corporation governed by the provisions of the CBCA with its head office located in Toronto, Ontario. Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey and other countries worldwide;

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL (b) the Centerra Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”; (c) in addition to the Centerra Shares, Centerra’s authorized share capital consists of an unlimited number of Class A non-voting shares (the “Class A Shares”), which are issuable upon the occurrence of certain events contemplated by Centerra’s June 21,2004 insurance risk rights plan agreement entered into with CIBC Mellon Trust Company (now, TSX Trust Company, as successor to CIBC Mellon Trust Company), as rights agent (the “Insurance Risk Rights Plan”), and an unlimited number of preference shares, issuable in series. No Class A Shares or preference shares are issued and outstanding; (d) Centerra’s largest shareholder is Kyrgyzaltyn JSC (“Kyrgyzaltyn”), a company organized under the laws of the Kyrgyz Republic. Kyrgyzaltyn owns approximately 26.0% of the Centerra Shares (the “KZN Centerra Shares”). Kyrgyzaltyn and Centerra are parties to a June 6, 2009 Restated Shareholders Agreement (the “Restated Shareholders Agreement”) pursuant to which (provided certain conditions are met) Centerra has agreed to include in its proposed slate of directors nominated for election, at each annual or special meeting at which directors are to be elected, two Board nominees designated by Kyrgyzaltyn; (e) Centerra owns 100% of the Kumtor gold mine (the “Kumtor Project”) located in the Kyrgyz Republic through its wholly owned subsidiary, Kumtor Gold Company CJSC (“KGC”), a company organized under the laws of the Kyrgyz Republic; (f) Centerra previously operated the Kumtor Project through another wholly owned subsidiary, Kumtor Operating Company CJSC (“KOC”), which is organized under

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL the laws of the Kyrgyz Republic. Although KOC’s functions were transitioned to KGC almost a decade ago, and KOC now has minimal activity, KOC remains party to certain agreements with the Kyrgyz Republic; (g) in May 2021, the Kyrgyz Republic and its instrumentalities imposed external management on, and assumed control of, the Kumtor Project; (h) in the period since the imposition of external management on the Kumtor Project, Centerra and its advisory team have been engaged in a comprehensive and extensive process to evaluate Centerra’s legal and strategic options; (i) following a thorough and rigorous review process and after careful consideration, Centerra entered into a global arrangement agreement (the “Arrangement Agreement”) dated April 4, 2022 with, among others, Kyrgyzaltyn and the Kyrgyz Republic, represented by the Cabinet of Ministers of the Kyrgyz Republic, acting on behalf of the Kyrgyz Republic. A copy of the Arrangement Agreement has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is attached as Exhibit “C” to the Affidavit of Bruce V. Walter, sworn April 22, 2022 (the “Walter Affidavit”); (j) the Arrangement Agreement is the product of extensive arm’s length negotiations over a period of several months between representatives of Centerra and representatives of Kyrgyzaltyn and the Kyrgyz Republic, as well as their respective financial, legal and other advisors; (k) Centerra wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL (L) if approved by the Centerra Shareholders and this Honourable Court, the Plan of Arrangement and the arrangement described therein will allow Centerra to effect a clean, certain and timely separation from Kyrgyzaltyn and the Kyrgyz Republic, including through (i) the disposition of Centerra’s ownership in the Kumtor Project and investments in the Kyrgyz Republic, (ii) the purchase for cancellation by Centerra of the KZN Centerra Shares; and (iii) the termination of Kyrgyzaltyn’s involvement in the Company; (m) the full details of the Plan of Arrangement and the arrangement described therein, along with a description of the background to the Plan of Arrangement and a summary of the Arrangement Agreement, will be provided in Centerra’s management information circular (the “Management Information Circular”) that will be filed on SEDAR along with the Notice of Special Meeting of Centerra Shareholders issued in relation to the Meeting. The Management Information Circular will be distributed along with this Notice of Application in accordance with the terms of the Interim Order, if granted. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Management Information Circular; (n) pursuant to the Plan of Arrangement, among other things and as further described in the Management Information Circular: (i) Centerra shall execute and deliver, and shall be deemed to have executed and delivered to Kyrgyzaltyn the documents set forth in Clause 2.1 of the Arrangement Agreement, and grant all necessary authority to Kyrgyzaltyn to effect the transfer of all of the issued and outstanding shares of KGC and KOC (the “KGC Shares” and the “KOC Shares”, respectively) from

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL Centerra to Kyrgyzaltyn and the KGC Shares and the KOC Shares shall be, and shall be deemed to be, sold and transferred by Centerra to and acquired by Kyrgyzaltyn; (ii)all of the KZN Centerra Shares shall, and shall be deemed to be, sold and transferred to and acquired by Centerra (free and clear of any Encumbrances) for cancellation in exchange for the purchase price and consideration therefor set out in Clause 2.1 of the Arrangement Agreement; (iii) release agreements of certain current directors and a former director of Centerra who were nominated to the Board by Kyrgyzaltyn in accordance with the Restated Shareholders Agreement or otherwise by agreement with Centerra (Dushen Kasenov, Nurlan Kyshtobaev, and Tengiz Bolturuk) shall become effective and each of Dushen Kasenov and Nurlan Kyshtobaev shall be removed as directors of Centerra such that the reconstituted Board shall consist solely of: Michael S. Parrett, Bruce V. Walter, Scott G. Perry, Richard W. Connor, Jacques Perron, Sheryl K. Pressler, Paul N. Wright, and Susan L. Yurkovich; (iv) the Cash Consideration shall be payable by Centerra (A) as to the Cash Consideration Payment (of approximately C$13.9 million), to Kyrgyzaltyn in accordance with Clause 5.1.1 of the Arrangement Agreement; and (B) as to the Deemed Dividend Withholding Tax Amount (which is currently estimated to be approximately C$31.8 million), to the Canada Revenue Agency on behalf of Kyrgyzaltyn in accordance with Clause 5.3 of the Arrangement Agreement;

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL (v) the Intercompany Payment (of approximately US$50 million) shall be payable by Centerra to KGC in accordance with Clause 5.1.2 of the Arrangement Agreement; the KGC Dividend shall be, and shall be deemed to be, offset in full against an equal amount of the Intercompany Claim Balance, and, upon such payment of the Intercompany Payment, the Intercompany Claim Balance shall be fully extinguished and each of the Intercompany Loan Agreements shall be, and shall be deemed to be, terminated without any further action on the part of the parties thereto; (vi) the Insurance Risk Rights Plan shall be terminated; (vii) the articles of Centerra shall be amended to eliminate the Class A Shares; and (viii) certain releases and waivers for the benefit of Centerra, its affiliates and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents, shall become effective. (o) the arrangement described in the Plan of Arrangement is an “arrangement” within the meaning of subsection 192(1) of the CBCA; (p) all pre-conditions to the approval of the arrangement described in the Plan of Arrangement will have been satisfied prior to seeking the Final Order, including the requirement to obtain the Centerra Shareholder Approval and any other directions set out in the Interim Order, if granted; (q) Centerra meets the solvency requirements of subsection 192(2) of the CBCA;

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL (r) it is not practicable for Centerra to effect a fundamental change in the nature of the arrangement described in the Plan of Arrangement other than pursuant to the provisions of section 192 of the CBCA; (s) the Application has been put forward in good faith for a bona fide business purpose, and has a material connection to the Toronto region; (t) the Plan of Arrangement is procedurally and substantively fair and reasonable; (u) certain of the Centerra Shareholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(n) of the Rules of Civil Procedure; (v) section 192 of the CBCA; (w) National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer, (x) Rules 1.04, 1.05, 2.03, 3.02(1), 14.05(2), 16.04(1), 16.08, 17.02, 37 and 38 of the Rules of Civil Procedure; and (y) such further and other grounds as counsel may advise and this Court may permit. 3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION: (a) the Walter Affidavit, sworn April 22, 2022, and the exhibits thereto; (b) a further or supplementary affidavit, to be affirmed, and the exhibits thereto, reporting as to compliance with any interim order, if granted, and the results of the Meeting conducted pursuant to such interim order; and;

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL (c) such further and other materials as counsel may advise and this Court may permit April 26, 2022 STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Canada M5L 1B9 Alexander D. Rose LSO# 49415P arose@stikeman. com Tel: (416) 869-5261 Eliot N. Kolers LSO# 38304R ekolers@stikeman. com Tel: (416)869-5637 Zev Smith LSO #70756R zsmith@stikeman. com Tel: (416) 869-5260 Fax: (416) 947-0866 Lawyers for the Applicant, Centerra Gold Inc. DAVIES WARD PHILLIPS & VINEBERG LLP Barristers & Solicitors 155 Wellington Street West 40th Floor Toronto, Canada M5V 3J7 Kent E. Thomson LSO# 24264J kentthomson@dwpv.com Tel: (416)863-5566 Derek D. Ricci LSO# 52366N dricci@dwpv.com Tel: (416)367-7471 Maureen Littlejohn LSO# 570100 mlittlejohn@dwpv.com Tel: (416) 367-6916 Fax: (416)863-0871 Lawyers for the Applicant, Centerra Gold Inc.

Electronically issued / Delivre par voie electronique : 26-Apr-2022 Toronto Superior Court of Justice / Cour superieure de justice Court File No./No du dossier du greffe: CV-22-00680400-00CL IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDEDAND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDUREAND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CENTERRA GOLD INC. Court File No: ONTARIOSUPERIOR COURT OF JUSTICE(COMMERCIAL LIST)Proceeding commenced at Toronto NOTICE OF APPLICATION STIKEMAN ELLIOTT LLPBarristers & Solicitors5300 Commerce Court West199 Bay StreetToronto, Canada M5L 1B9Tel: (416)869-5300Fax: (416) 947-0866DAVIES WARD PHILLIPS & VINEBERG LLPBarristers & Solicitors155 Wellington Street West40th FloorToronto, Canada M5V 3J7Tel: (416)863-0900Fax: (416) 863-0871Lawyers for the Applicant, Centerra Gold Inc.

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